4/1.6

[redacted]

08001857

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Inca Pacific Resources

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 1 2008
THOMSON FINANCIAL

FILE NO. 82- 01665

FISCAL YEAR 11-30-07

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

BEST AVAILABLE COPY

OICF/BY: dw

DATE: 4/17/08

discovering
copper





delivering
value



# INCA PACIFIC RESOURCES INC

082-01665

2007

AR/S
11-30-07



# ANNUAL REPORT

delineating
molybdenum

# CORPORATE PROFILE

Inca Pacific is a mineral exploration company focused on the development of the Magistral copper and molybdenum deposit in Peru. Peru hosts some of the world's most profitable mines and remains one of the mining industry's first choices for exploration and development of mineral deposits.

The Company's directors and officers have extensive experience in all aspects of the mining industry, from exploration and mine development to mine management and finance. Head office is in Vancouver, British Columbia, Canada and exploration headquarters are in Lima, Peru. Inca Pacific's common shares are listed on the TSX Venture Exchange and the Lima Exchange (Bolsa de Valores de Lima) under the symbol "IPR".



**magistral**



**copper**

1550 - 625 Howe Street
Vancouver
BC
V6C 2T6
Canada

t: 604 687 3727
f: 604 687 7041
contact@incapacific.com

**molybdenum**

*CAUTION REGARDING FORWARD LOOKING STATEMENTS:*

Certain statements in this document constitute "forward-looking statements" within the guidelines set forth in the Private Securities Litigation Reform Act of 1995. By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements. Please refer to management's discussion and analysis for a full disclosure of forward looking statements

**www.incapacific.com**

INCA PACIFIC RESOURCES INC

# annual report 2007

| INDEX | PAGE |
|---|---|



# Letter to Shareholders

INCA PACIFIC RESOURCES INC

**Dear Shareholders,**

On December 27, 2007, we delivered the Magistral Final Feasibility Study to the Government of Peru. This was a major milestone for our Company, demonstrating in great detail the economic viability of the Magistral Copper-Molybdenum project. The study was prepared by Samuel Engineering, Mine Development Associates and Vector Peru under the careful supervision of MTB Project Professionals.

The Final Feasibility Study contemplates the construction of a mine which will produce 75 million lbs of copper per year, 6.3 million lbs of molybdenum per year and 380,000 ozs of silver per year over a minimum mine life of 15 years. Capital costs are estimated to be US $402 million, including US $50 million for contingencies. The Net Present Value (After Tax) at an 8% discount rate is estimated to be US $152 million at long-term real copper and molybdenum prices of $1.50/lb and $12.00/lb respectively. The Internal Rate of Return and payback period are estimated to be 15.2% and 3.3 years respectively.

With this Feasibility Study in hand, we are now entering the permitting and finance stage of the project. On the permitting side, we are in the final stages of preparing the Environmental Impact Assessment for submission to the Government of Peru. In parallel, we are in negotiations with the local communities with respect to purchasing sufficient surface rights to allow the construction of the mine. Conchucos, the principal community involved, has voted to grant the Company a surface right to allow development of the project.

Project finance will be the other focus of our efforts going forward in 2008. The Company is working with Cutfield Freeman & Co. ("Cutfield Freeman") to develop a strategy for financing the development of Magistral. Cutfield Freeman is a London-based independent advisory firm that specializes in the mining sector and has an extensive track record in securing financing for mine development. Currently, Cutfield Freeman is focused on the strategic options for financing the development of the project. Options include securing investment or partnership with strategic investors, as well as debt and equity finance from a variety of private and public sources. As of November 30, 2007, 14 companies had signed Confidentiality Agreements and 8 had made site visits.

In December 2007, Pincock, Allen & Holt ("PAH") was appointed as Independent Engineer to review the Final Feasibility Study and provide a report which will be available to assist lenders and other interested parties in their evaluation of the project. Receipt of PAH's report is expected by March 2008. In parallel, one or more major banks will be providing "comfort letters" which the Company is required to file with the Government of Peru ("GOP") by February 28, 2008. On February 25, 2008 the GOP acknowledged receipt of a comfort letter from each of BNP Paribas and Barclays Bank stating that they have reviewed the Final Feasibility Study for the Magistral project ("FFS") that was delivered on December 27, 2007 and that, based solely on a desk top review and without independent verification of the FFS's assumptions, they confirm that it is in a form and content that meets the requirements that would allow BNP Paribas and Barclays Bank to provide all or part of the finance for the Magistral Project, after conducting a satisfactory due diligence investigation and subject to market and certain other conditions.

Another major corporate development during the year was the change of major shareholder. At the beginning of 2007, RAB Capital, a UK based fund, was our largest shareholder owning 49% of the shares. Today our largest shareholder is Sprott Molybdenum Participation Corp, ("Sprott Moly"), a Canadian investment holding company created to invest in molybdenum assets. The primary investment objective of Sprott Moly is to achieve capital appreciation by investing in securities of private and public companies that explore for, mine and/or process molybdenum. Sprott Moly owns approximately 49% of the Company's shares.

Inca Pacific is the owner of a major advanced mining project located in Peru, currently one of the world's favourite destinations for investment by countries desperate for access to base metals like copper and molybdenum – 2007 alone has seen the acquisition of Peru Copper Inc. by the Aluminum Corporation of China ("Chinalco") for CDN $840 million and the acquisition of Northern Peru Copper Corp. by China Minmetals Non-Ferrous Metals Co. Ltd. and Jiangxi Copper Company Ltd. for CDN $455 million. These acquisitions will lead to the rapid development of two major copper mines in Peru and bring employment, taxes and royalties to that country.

In 2008, our 15th year in Peru, we will remain totally committed to advancing Magistral towards becoming a highly profitable mining operation to the benefit of all stakeholders.

**Anthony Floyd**
President & Director
February 27, 2008



# MAGISTRAL PROPERTY

The Magistral copper-molybdenum property, in which Inca Pacific owns a 100% interest, is located 450 km NNW of Lima in the department of Ancash, north-central Peru. To date, a total of 65,214 meters of core drilling (286 holes) has been completed as well as a series of geotechnical analyses, preliminary metallurgical testing, preliminary mine layout and open pit design, tailings studies, environmental base line studies, and socio-economic studies. The Final Feasibility Study (FFS), prepared by Samuel Engineering Inc., was completed in December 2007. Salient details are shown below.



MAGISTRAL PROJECT
Pacific Ocean
PERU
BRAZIL
TRUJILLO
CHIMBOTE
CERRO DE PASCO
HUACHO
LIMA
HUANCAYO
HUANCAVELICA
AYACUCHO
CUZCO
ABANCAY
ICA
200km
INCA
LOCATION MAP


| FFS SALIENT DETAILS: | |
|---|---|
| ▪ HI GRADE STARTER PIT | |
| ▪ MINING METHOD | OPEN PIT |
| ▪ PLANT | FLOTATION |
| ▪ MINE LIFE | 15 YEARS |
| ▪ PRODUCTION: | 20,000 TONNES / DAY |
| ▪ STRIPPING RATIO | 2.2 / 1 |
| ▪ NPV [8% discount] | U$ 152 MILLION |
| ▪ IRR | 15.2% |
| ▪ LOM C-1 CASH COST | $0.28/LB CU MINED |
| ▪ CAPITAL COST | U$ 402 MILLION |





Geology of Ancash
LAGUNAS NORTE
MAGISTRAL
MESOZOIC SEDIMENTS
Trujillo
N
Conchucos
MARANON COMPLEX
Rio Santa
CORD. BLANCA BATH.
Chimbote
PIERINA
Huaraz
Pacific Ocean
ANTAMINA
COASTAL BATHOLITH
Rio Santa
10°
0 40
Km


## RESOURCES & RESERVES

The new National Instrument 43-101 ("NI 43-101") mineral resource estimate is based on assay results from 65,214 meters of core drilling in 286 holes and at a 0.4% Cu equivalent cut-off.

| CATEGORY | Cu Cut Off Grade* | Tonnes Millions | Grade (% Cu) | Grade (% Mo) | Grade (g/t Ag) | Cu lbs Millions | Mo lbs Millions |
|---|---|---|---|---|---|---|---|
| PROVEN + PROBABLE RESERVE | - | 114 | 0.49 | 0.050 | 2.57 | 1226 | 125 |
| MEASURED + INDICATED RESOURCE | 0.4% | 196 | 0.51 | 0.052 | 2.6 | 2211 | 223 |
| INFERRED RESOURCE | 0.4% | 56 | 0.55 | 0.023 | 1.5 | 673 | 28 |

* *Cu equivalent calculation of 5:1 reflects metals prices used in the prefeasibility study (Cu - US$1.20/lb, Mo - US$6.00/lb) with no adjustments for metallurgical recoveries. Neil Prenn & Steve Ristorcelli, of Mine Development Associates, are the Qualified Persons as defined by NI 43-101.*



Magistral valley and camp looking west

## OUTLOOK 2008

Based on the NI 43-101 compliant Technical Report (FFS), Samuel Engineering Inc. recommended that Inca Pacific proceed with detailed engineering, procurement, and construction of the Magistral project. To that end Inca Pacific will endeavour to make every effort to complete the following goals in order to advance the Magistral project to its successful conclusion:

| | |
|---|---|
| ■ 1ST QUARTER 2008: | • Submit Environmental Impact Assessment (EIA)<br>• Obtain GOP approvals of the FFS |
| ■ 2ND QUARTER 2008: | Seek Project Financing |
| ■ 3RD QUARTER 2008: | Obtain permits and EIA approval |
| ■ 4TH QUARTER 2008: | Close project financing |

**and looking further ahead . . .**

| | |
|---|---|
| ■ 2009: | Start Construction |
| ■ 2011: | **Start Production** |



As of February 25, 2008, the Government of Peru acknowledged that in delivering the "comfort letters", Inca Pacific has complied with the requirement to provide letters from one or more major financial institutions, in this case BNP Paribas and Barclays Bank, stating that the FFS is a "Bankable" Feasibility Study. A significant step forward in developing the Magistral project.





# INCA PACIFIC RESOURCES INC

## MANAGEMENT'S DISCUSSION & ANALYSIS



Inca Pacific Resources Inc. ("Inca Pacific" or the "Company") is a resource exploration company with a focus on copper and molybdenum projects with robust economics located in Peru. Peru possesses some of the world's most profitable mines and remains one of the mining industry's top choices for the development of new projects. The Company's principal asset is its 100% owned Magistral Copper-Molybdenum deposit.

Inca Pacific's head office is located in Vancouver, British Columbia, Canada. Exploration headquarters are located in Lima, Peru. The Company's common shares trade on the TSX Venture Exchange under the symbol "IPR".

On September 17, 2007 the common shares of the Company commenced trading on the Bolsa de Valores de Lima (the "Lima Stock Exchange") under the symbol "IPR". The Company was sponsored by Credibolsa, Peru's largest brokerage firm and the trading arm of Banco de Credito, Peru's largest bank.

This management's discussion and analysis ("MD&A") focuses on significant factors that affected the Company and its subsidiaries (collectively, the "Company") during the relevant reporting period and to the date of this report. The MD&A supplements, but does not form part of, the audited consolidated financial statements of the Company and the notes thereto for the year ended November 30, 2007. Consequently, the following discussion and analysis should be read in conjunction with the audited consolidated financial statements, and the notes thereto, for the year ended November 30, 2007. All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

**Forward-Looking Statements**

*Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risk Factors" in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events, except as required by law.*

*Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.*

**Highlights**

- Completion of a Final Feasibility Study ("FFS") on the Magistral Property and filing of the FFS with the Government of Peru ("GOP") on December 27, 2007;
- Completion of a financing in April 2007 for net proceeds of $8.3 million for funding the FFS work on the Magistral Property; and
- Completion of a financing in January 2008 for net proceeds of $2.4 million.

**Significant Events, Transactions and Activities on Mineral Properties**

Anthony Floyd, a qualified person as defined by National Instrument 43-101 ("NI 43-101"), has reviewed and approved the technical content of this MD&A.

***Magistral Property***

The principal asset of the Company is the Magistral Copper-Molybdenum deposit located in Ancash, Peru. Under the terms of its original agreement with the GOP and its 2004 amendment, Inca Pacific must:

1. deliver a feasibility study by December 31, 2006;
2. deliver a bankable feasibility study by December 31, 2007; and
3. place the Magistral Project into production by December 31, 2011.

On November 3, 2006 the Company delivered a preliminary feasibility study ("PFS") to the GOP. On July 26, 2007, a formal agreement was signed with the GOP whereby the Company had until December 31, 2007 to fulfill its requirement to file a feasibility study. The Company also has a further 60 days from the filing of the feasibility study to provide one or more letters from major financial institutions stating that the feasibility study is a bankable feasibility study. Within 15 working days following approval by the GOP of the feasibility study, the Company must provide performance guarantees concerning the investment commitment during the first year of work on the permitting and construction of a mine at Magistral. In consideration of being granted these extensions, on July 26, 2007, the Company paid US $200,000 to the GOP. In addition, the Company will pay US $5,000,000, upon achievement of commercial production, into a trust account for the benefit of the communities in the immediate area of influence of Magistral. The Company is also obliged to make payments to the GOP in the amount of US $400,000 per year to January 1, 2011 inclusive, as long as the property has not been placed into commercial production.

To November 30, 2007, over US $29 million has been spent on the Magistral Project (the "Project") by Inca Pacific and its former joint venture partners. Work has included a total of 65,214 metres of core drilling in 286 holes, geotechnical analyses, metallurgical testing, mine layout and open pit design, tailings studies, environmental base line studies and socio-economic studies.

On December 27, 2007 the Company filed the feasibility study on the Magistral Property with the GOP, pursuant to the terms of its agreement with the GOP. On February 25, 2008 the GOP acknowledged receipt of a comfort letter from each of BNP Paribas and Barclays Bank stating that they have reviewed the Final Feasibility Study for the Magistral project ("FFS") that was delivered on December 27, 2007. (refer to Subsequent Events)

The FFS has confirmed the technical and economic viability of the Project. Highlights of the study are as follows (all dollar figures in US dollars and current at 4th Quarter, 2007):

| | |
|---|---|
| NPV (After Tax & 8% Discount Rate) | $152.0 million |
| IRR (After Tax) | 15.2 % |
| Capital Payback | 3.3 years |
| Initial Capital Expenditure (before IGV) including a 14% contingency | $402 million |
| LOM C-1 Cash Costs (net of Mo & Ag by-product credits) | $0.28/lb Cu |
| Mill Capacity (nominal) | 20,000 tpd |
| Annual Throughput | 7 million tonnes |
| Mine Life | 15 years |
| Strip Ratio (including pre-production waste) | 2.2:1 |
| LOM average annual copper-in-concentrate production | 34,100 tonnes |
| LOM average annual molybdenum-in-concentrate production | 2,860 tonnes |

*LOM = Life of Mine, IGV = Value Added Tax, which is recoverable

The FFS was managed by MTB Project Management Professionals Inc ("MTB") and included work by Samuel Engineering Inc. ("SE"), Mine Development Associates ("MDA") and Vector Peru ("Vector"). Richard Kunter, Neil Prenn, Steve Ristorcelli and Scott Elfen from SE, MDA, MDA and Vector respectively were the Independent Qualified Persons responsible for the preparation of the FFS. The FFS includes a new NI 43-101 compliant Mineral Resource estimate for Magistral and a corresponding block model, which were used by MDA to develop a mine plan and production schedule for the Project.

Project Economics

A project specific market study by H&H Metals Corporation, a New York based metals trader, was conducted to provide pricing, treatment and refining charges and freight costs for Magistral's concentrate production and grades. The results of this market study are the basis for the economic evaluation model. MTB developed a cash flow valuation model for the Project based upon the geological and engineering work completed to date. The Base Case was developed using the following metal prices:

| Year | Copper Price per lb in US$ | Molybdenum Price per lb in US$ | Silver Price per troy oz US$ |
|---|---|---|---|
| 2011 & 2012 | 2.76 | 22.38 | 12.00 |
| 2013 to 2020 | 1.50 | 12.00 | 12.00 |

These price forecasts are considerably lower than current prices which, as of November 29, 2007, were $3.08/lb for copper, $33.00/lb for molybdenum and $14.20/oz for silver. The first year of production is assumed to be 2011. Copper in-concentrate treatment charges and copper in-concentrate refining charges were assumed to be $80.00/tonne and $0.08/lb respectively. The following table shows the NPV of the Base Case at various discount rates:

| Discount Rate (Real) | NPV |
|---|---|
| 0% | $596.5 million |
| 5% | $267.1 million |
| **8%** | **$152.0 million** |
| 10% | $ 96.0 million |
| 12% | $ 51.9 million |

The following chart in millions of dollars shows the sensitivity of the Base Case's NPV (at an 8% discount rate) to various long term copper and molybdenum prices but keeping the metal prices in 2011 and 2012 the same as the Base Case. The impact of silver pricing changes is not significant and therefore sensitivities are not presented.

| Metal Price/lb | Cu $1.00 | Cu $1.25 | **Cu $1.50** | Cu $1.75 | Cu $ 2.00 |
|---|---|---|---|---|---|
| Mo $ 16.00 | $78 | $167 | $256 | $344 | $432 |
| Mo $14.00 | $26 | $115 | $204 | $293 | $381 |
| **Mo $12.00** | ($26) | $63 | **$152** | $241 | $330 |
| Mo $10.00 | ($74) | $10 | $100 | $190 | $278 |
| Mo $8.00 | ($99) | ($42) | $48 | $138 | $227 |

The following chart in millions shows the sensitivity of the Base Case's IRR to various long term copper and molybdenum prices but keeping the metal prices in 2011 and 2012 the same as the Base Case:

| Metal Price/lb | Cu $1.00 | Cu $1.25 | **Cu $1.50** | Cu $1.75 | Cu $ 2.00 |
|---|---|---|---|---|---|
| Mo $ 16.00 | 11.8% | 15.8% | 19.6% | 23.1% | 26.5% |
| Mo $14.00 | 9.3% | 13.5% | 17.4% | 21.1% | 24.5% |
| **Mo $12.00** | 6.6% | 11.1% | **15.2%** | 19.0% | 22.5% |
| Mo $10.00 | 3.8% | 8.5% | 12.8% | 16.8% | 20.5% |
| Mo $8.00 | 2.3% | 5.8% | 10.4% | 14.5% | 18.4% |

Mineral Resources & Reserves

MDA updated the resource model and the corresponding block model in 2007 to develop a mine plan and production schedule for the project. The estimation in all cases included a nearest neighbour, Krige, and inverse-distance interpolation, but in all cases the inverse-distance model was selected as the final and reported model. MDA utilized mineral domains defined by grade and geology to control the estimation. Estimation parameters were chosen to be appropriate for the drill spacing, geologic complexity, sample locations and parameters defined by point validation and correlograms. The new NI 43-101 compliant Mineral Resource estimate, based on assay results from 65,214 metres of core drilling in 286 holes and at a 0.4% Cu equivalent* cut-off, is as follows:

| **Resource Category** | **Tonnes Millions** | **Grade (% Cu)** | **Copper Millions lbs** | **Grade (% Mo)** | **Molybdenum Millions lbs** |
|---|---|---|---|---|---|
| Measured | 108.8 | 0.52 | 1237 | 0.055 | 133 |
| Indicated | 86.7 | 0.51 | 974 | 0.047 | 90 |
| **Measured & Indicated** | **195.5** | **0.51** | **2,211** | **0.052** | **223** |
| Inferred | 55.4 | 0.55 | 673 | 0.023 | 28 |

* Copper equivalent calculation of 5 to 1 reflects metal prices used in the Pre-Feasibility Study (Cu - US $1.20/lb, Mo – US $6.00/lb) with no adjustment for metallurgical recoveries and relative processing and smelting costs.

Using Whittle (Lerchs-Grossman) optimizations of potential economic pit limits on only the Measured & Indicated Resource, MDA determined the mine plan and production schedule. The estimate of mineral reserves within the pit phases was reported using an internal NSR cut-off value of $5.25 per tonne. The table below shows the Mineral Reserves within the designed ultimate pit based on the MDA resource model. Proven and Probable Mineral Reserves have been estimated as of December 3, 2007 to be:

| **Reserve Category** | **Tonnes Millions** | **Grade (% Cu)** | **Copper Millions lbs** | **Grade (% Mo)** | **Molybdenum Millions lbs** |
|---|---|---|---|---|---|
| Proven | 76.1 | 0.48 | 805 | 0.051 | 86 |
| Probable | 37.4 | 0.51 | 421 | 0.047 | 39 |
| **Proven and Probable** | **113.5** | **0.49** | **1226** | **0.050** | **125** |

Mining & Milling

The Project will utilize conventional mining and milling processes. The open pit is scheduled to deliver a nominal 20,000 tonnes per day (7 million tonnes per year) of sulphide ore to the primary crusher for 15 years. The processing plant is forecast to produce, on average, 34,178 tonnes (75.2 million lbs) per year of copper in concentrate, 2,860 tonnes (6.3 million lbs) per year of molybdenum in concentrate and 380,000 ounces per year of silver in copper concentrate. Average LOM metallurgical recoveries have been estimated to be 95% for copper and 79% for molybdenum, producing a copper concentrate grading on average 33.5% copper and 117g/t silver and a molybdenum concentrate grading 53% molybdenum. The copper concentrate will attract minor penalties for arsenic. In all years the arsenic content is expected to average less than 0.5% except in year 12 when it is expected to average 0.74%.

Capital Costs

SE developed capital cost estimates for the proposed mining and processing operation at Magistral. The following table summarizes the capital cost estimates in the FFS for the Project:

| | |
|---|---|
| Direct Capital Costs | $258 million |
| Indirect Capital Costs | $109 million |
| Owner's Direct and Indirect Capital Costs | $34 million |
| Closure Cost-Annual Advance Payment | $1 million |
| **Total (Base Case)** | **$402 million** |
| Upfront Working Capital | $2 million |
| LOM Sustaining Capital | $169 million |

The total (Base Case) Capital Cost estimates contain a contingency of $50 million (14%) and excludes IGV. The estimates have been compiled with an accuracy level of -4% to +14%.

There has been a material increase in capital costs since the publication of our Preliminary Feasibility Study (PFS) in October 2006. The following table summarizes the increases in capital cost estimates from the PFS to the FFS:

| Item Description | PFS Millions | FFS Millions | Increase (Decrease) |
|---|---|---|---|
| Direct Costs | | | |
| Mining | $54.3 | $21.4 | (61%)* |
| Process | $86.4 | $137.0 | 59% |
| Infrastructure | $81.2 | $107.7 | 33% |
| Subtotal Direct Costs | $221.8 | $266.1 | 20% |
| Indirect Costs | $15.5 | $101.0 | 552% |
| Owner's Costs | $22.0 | $34.2 | 56% |
| **Total Capital** | **$259.3** | **$401.3** | **55%** |

* Owner mine equipment purchases were deferred due to contract mining being employed in years minus one and minus two (pre-production).

Engineering procurement, construction management and startup services in the FFS increased 138% over costs estimated in the PFS. In addition, contractor indirect cost, freight, duties and taxes were estimated as indirect costs in the FFS and were not allocated to direct costs, as was done in the PFS. These unallocated costs provide an additional 414% increase to indirect costs.

Operating Costs

The results of the FFS show that a mine at Magistral will be a low cost operation. The FFS estimates that the cash costs (net of Mo & Ag by-products) over the life of the mine will average $0.28 per pound of copper payable. Cash costs include mining, processing, mine site administration costs, all costs associated with delivery of concentrates to smelters and all treatment and refining charges. The LOM operating cost estimate is $8.31 per tonne, not including contingency. Operating costs in the cashflow include a 10% contingency on estimated cost.

Infrastructure

Magistral is 261 kms by road from the port of Salaverry from which concentrate will be shipped to smelters. Seventy-seven kms of the road will require upgrading and 28 kms of new road will need to be constructed to allow the passage of 40 tonne trucks. Electrical power for the Project will require the construction of a 51 kms power line (138kV) from the existing grid at Sihuas to Magistral. Water will be sourced locally from the Magistral Valley and also recycled from the tailings impoundment.

Environmental

The Project will utilize World Bank Guidelines for environmental management practice, development and design. Preliminary baseline studies completed to date have included initial surface water quality sampling, archaeological studies, socio-economic reviews and biological and re-vegetation studies. A water treatment plant will be constructed to process discharges from the tailings impoundment.

Employment and Taxes

The project will create 1,200 temporary construction jobs and 231 permanent jobs. Over the life of the mine, the project should generate US $278 million in taxes and US $90 million in royalties.

Timing

The Company anticipates that it will take 12 months to obtain approval of its Environmental Impact Assessment (EIA) and obtain all permits to allow site construction to commence. It will then take a further 24 months to complete site construction of the project. Production is anticipated to commence in the first quarter of 2011. Under its agreement with the Government of Peru ("GOP") the Company must commence commercial production by the end of 2011.

Next Steps

The project is situated on lands owned by the community of Conchucos. The community of Conchucos has voted to grant the Company a surface right to allow development of the project. The Company is optimistic that it will obtain this surface right on fair terms and in such a manner that will benefit the community and promote sustainable development in the region.

The Company has appointed Pincock, Allen & Holt as Independent Engineer to review the FFS and to express an opinion as to whether the study is in a form and content that would allow major financial institutions to provide all or part of the debt and/or equity financing for the construction of the Magistral Project.

FFS Qualified Persons

The Independent Qualified Persons responsible for the FFS are as follows:

| Name | Responsibility | Company |
|---|---|---|
| Richard Kunter, FAusIMM(CP) | Process and Metallurgy | Samuel Engineering Inc. |
| Neil B. Prenn, PE | Mine Design | Mine Development Associates |
| Steve Ristorcelli, RPG | Resource Estimate | Mine Development Associates |
| Scott Elfin, PE | Environmental, Roads, Mine waste Tailings | Vector Peru |

The FFS is available on Inca Pacific's website (www.incapacific.com) and on SEDAR (www.sedar.com).

Project Financing

In January 2007, the Company engaged Cutfield Freeman & Co. ("Cutfield Freeman") to advise and assist in developing a strategy for financing the development of Magistral. Cutfield Freeman is a London-based independent advisory firm that specializes in the mining sector and has an extensive track record in securing financing for mine development. Initially, Cutfield Freeman is focused on the strategic options for financing the development of the project. These options will include the potential to bring one or more joint venture partners into the project. Also to be considered are debt, equity, mezzanine products, "off take" finance, alternative financial products and assistance from government agencies. Their work is ongoing.

**Financial Results of Operations**

***For the Quarter Ended November 30, 2007***

During the quarter ended November 30, 2007 the Company's efforts were focused on completing the FFS on Magistral for filing with the GOP. The FFS was filed on December 27, 2007.

For the three months ended November 30, 2007 the Company earned net income, after future income tax recoveries, of $159,363, which consisted of general and administrative (G&A") expenses of $486,420, other expenses, net of other income, of $261,925 and future income tax recoveries of $907,708.

G&A expenses were generally comparable with the preceding three periods during fiscal 2007 with the exception of consulting fees. During the fourth quarter, consulting fees totaling $125,142 were incurred for a marketing study and for fees in connection with a search for a Chief Operating Officer for the Company. The search resulted in the engagement of Mr. Thomas Kelly in February, 2008.

Other expenses increased during the fourth quarter due to foreign exchange losses of $300,106. These losses were due to the weakening of the US dollar versus the Canadian dollar and the Peruvian sol.

Future income tax recoveries of $907,708 were recorded to recognize a temporary difference between the carrying value of mineral properties for accounting purposes and their tax bases.

***For the Year Ended November 30, 2007***

During the year ended November 30, 2007, the Company's activities were primarily concentrated on the preparation of the FFS on Magistral, as discussed above, and the completion of a financing in April, 2007 for net proceeds of $8 million.

The Company incurred a loss of $1,354,912 compared to a loss of $856,738 for the years ended November 30, 2007 and 2006 respectively. G&A expenses were $1,887,273 for the current year compared to $828,477 for the prior year. There were increases in several expense categories due, in general, to the increase in the level of activity during fiscal 2007. Stock-based compensation expense (2007 $ $506,129, 2006 - $278,032) increased due to the vesting of stock options during the year. Consulting expenses (2007 - $323,575, 2006 – nil) increased for fees paid for financial advisory services, the search for a COO and the preparation of a marketing study. Investor relations expenses (2007 - $307,333, 2006 - $224,765) included consultants' fees and expenses for meetings with investment bankers and potential investors for the purpose of elevating the Company's profile as well as for on-going financing efforts. Management and administrative services (2007 – 280,726, 2006 - $101,383 increased due to higher fees paid to management. Office and administration (2007 – $185,099, 2006 - $78,843) increased due to the higher level of activity and general increase in administrative costs during 2007. Accounting and audit (2007 - $116,309, 2006 - $68,005) increased due to tax advisory services.

Other expenses, net of investment and other income, increased from $28,261 to $375,347 due to higher foreign exchange losses.

As discussed above, the Company recorded $907,708 of future income tax recoveries resulting from the difference between the carrying value and the tax basis of the Company's mineral property interests.

Cash and cash equivalents at November 30, 2007 was $2,320,415 compared to $5,872,768 at November 30, 2006. The decrease was due to primarily to expenditures incurred on the Magistral property FFS. On a cash basis, the Company used $1,771,132 (2006 - $90,392) of cash for operating activities. A total of $10,772,802 (2006 - $2,154,370) of cash was used for investing activities of which $10,698,123 (2006 - $6,177,445) was used for Magistral property expenditures and $74,679 (2006 - $56,102) for the purchase of equipment primarily for the Magistral property. The Company received $8,991,581 (2006 - $6,778,625) in cash from financing activities consisting of the private placement completed in April 2007 and from the exercise of stock options.

As at November 30, 2007 the Company had cash and cash equivalents of $2,320,415 and working capital of $1,402,972 compared to cash and cash equivalents of $5,872,768 and working capital of $4,987,241 at November 30, 2006. The decrease in working capital to November 30, 2007 is primarily due to expenditures on the FFS on the Magistral property.

**Management's Critical Estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("Canadian GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in determining the recoverability of amounts deferred and incurred for mineral properties, asset retirement obligations, the fair value for recording stock-based compensation and the amount of future income tax liabilities the Company may be exposed to. The Company evaluates its estimates on an on-going basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value for assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. Should the Company be unable to meet its ongoing obligations, the realizable value of its assets may decline materially from current estimates.

### Selected Financial Information

Summary of Quarterly Results (Unaudited)

| Three months ended: | Nov 30, 2007 | Aug 31, 2007 | May 31, 2007 | Feb 28, 2007 | Nov 30, 2006 | Aug 31, 2006 | May 31, 2006 | Feb 28, 2006 |
|---|---|---|---|---|---|---|---|---|
| Revenue | $ Nil | $ Nil | $ Nil | $ Nil | $ Nil | $ Nil | $ Nil | $ Nil |
| General & administrative expenses | 486,420 | 747,132 | 358,370 | 295,351 | 239,377 | 145,863 | 315,405 | 127,832 |
| Other income (expenses) | (261,925) | (12,632) | (144,847) | 44,057 | 108,348 | 22,866 | (54,739) | (104,736) |
| Future income tax recovery | 907,708 | - | - | - | - | - | - | - |
| Income (loss for the period) | 159,363 | (759,764) | (503,217) | (251,294) | (131,029) | (122,997) | (370,144) | (232,568) |
| Earnings (Basic and diluted loss) per share | 0.01 | (0.02) | (0.02) | (0.01) | (0.01) | - | (0.02) | (0.01) |

The unaudited quarterly financial information disclosed above has been prepared in accordance with Canadian GAAP. The significant accounting policies are outlined within Note 2 to the audited consolidated financial statements of the Company for the year ended November 30, 2007. These accounting policies have been applied consistently throughout the year.

Selected Annual Financial Information

| | Year Ended November 30, 2007 | Year Ended November 30, 2006 | Year Ended November 30, 2005 |
|---|---|---|---|
| Revenue | $ Nil | $ Nil | $ Nil |
| General & administration expenses | 1,887,273 | 828,477 | 665,367 |
| Other income (expenses) | (375,347) | (28,261) | (1,929,569) |
| Future income tax recovery | 907,708 | - | - |
| Loss for the year | (1,354,912) | (856,738) | (2,594,936) |
| Basic and diluted loss per share | (0.04) | (0.04) | (0.25) |
| Working capital | 1,402,972 | 4,987,241 | 1,095,325 |
| Properties: | | | |
| Acquisition and deferred exploration cost | 24,568,196 | 11,185,927 | 8,809,961 |
| Fixed assets | 152,234 | 126,062 | 74,043 |
| Total assets | 27,285,160 | 17,340,914 | 10,726,363 |
| Shareholders' equity: | | | |
| Share capital | 40,615,469 | 31,466,316 | 24,670,861 |
| Contributed surplus | 1,900,136 | 942,373 | 561,189 |
| Deficit | (17,464,371) | (16,109,459) | (15,252,721) |
| Outstanding share capital – common shares | 37,083,808 | 24,358,808 | 10,527,706 |

### New Accounting Policies

On December 1, 2006 the Company adopted CICA Handbook Sections 3855 "Financial Instruments – Recognition and Measurement", CICA 1530, "Comprehensive Income" and CICA 3251, "Equity". These standards are described in Notes 2 (m) and (n) of the audited consolidated financial statements for November 30, 2007. The adoption of these standards had no impact on the Company's consolidated financial statements for November 30, 2007 nor on the opening balance sheet of the Company.

**Financial Instruments**

Effective December 1, 2006, the Company adopted CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement". This Section requires that all financial assets (except those classified as held to maturity), and derivative financial instruments must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as held for trading are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses included in earnings for the period. Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are not adjusted to fair market value. The adoption of CICA 3855 on December 1, 2006 had no impact on the opening consolidated balance sheet of the Company.

**Comprehensive Income**

Effective December 1, 2006, the Company adopted CICA Handbook Section 1530, "Comprehensive Income". This Section establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, in a statement of comprehensive income. Comprehensive income is the change in the Company's net assets arising from transactions, events and circumstances not related to the Company's shareholders and includes items that would not normally be included in net earnings or losses such as unrealized gains or losses on available-for-sale investments. CICA 3251, "Equity", establishes standards for the presentation of equity and changes in equity as a result of the new requirements in CICA 1530. The adoption of CICA 1530 and CICA 3251 on December 1, 2006 had no impact on the opening consolidated balance sheet of the Company.

**Financings, Principal Purposes and Milestones**

On April 5, 2007, the Company completed a financing of 12,000,000 common shares at a price of $0.75 per share, for proceeds of $8,363,756, net of issue costs. Issue costs included a commission of $531,000 paid to the Agent on the financing and $105,244 of legal and other costs. In addition, the Company issued 708,000 compensation options to the Agent with a fair value of $429,473. Each compensation option entitles the Agent to acquire one common share exercisable at a price of $1 per share to October 5, 2008.

In June 2007, Sprott Molybdenum Participation Corporation ("Sprott") exercised an option granted by RAB Special Situations (Master) Fund Limited ("RAB") and acquired 15,997,760 common shares of Inca Pacific from RAB at an aggregate purchase price of $2.00 for each Inca share. Of this amount, 50% was paid in cash and 50% was paid in common shares of Sprott. With the completion of this transaction, Sprott owned approximately 53% of the Company's current issued and outstanding share capital. The Inca shares acquired by Sprott are for investment purposes, and not with a view of exercising control over the Company or being actively involved in its management. Sprott has entered into a voting trust agreement with the Company pursuant to which Sprott has agreed to vote any Inca shares it holds in excess of 20% of the Company's issued and outstanding share capital in favour of matters Inca Pacific's management brings before its shareholders. The voting trust agreement has a term of one year and is renewable for successive one year terms.

Subsequent to the year end, in January 2008, the Company completed a non-brokered private placement of 1,515,600 common shares at a price of $1.70 per share (the "Offering") with Sprott Asset Management on behalf of certain accounts managed by Sprott for proceeds of $2,440,116, net of issue costs. As a result of the Offering, Sprott owns approximately 49.47% of the issued and outstanding shares of Inca Pacific on a non-diluted basis. Prior to the completion of the private placement, Sprott sold 1,515,600 common shares at a price of $1.80 per share through the facilities of the TSX Venture Exchange. For its role in facilitating this sale, a fee was paid to Credibolsa SAB S.A. consisting of a cash payment of $136,404 and warrants to purchase a total of 75,780 shares of Inca Pacific exercisable at a price of $2.50 per share on or before July 14, 2009. The Sprott shares and any shares issued on exercise of Credibolsa's warrants are subject to a hold period expiring May 14, 2008.

**Liquidity and Solvency**

The Company has limited financial resources and has historically financed its operations primarily through the sale of its common shares and mineral properties. The Company has no significant source of operating cash flow and no revenues from operations. The long-term profitability of the Company is directly related to the success of its mineral property acquisition, exploration and development activities and its ability to raise financing when required.

As at November 30, 2007, the Company had working capital of $1,402,972. Working capital items consist of cash of $2,320,415, receivables of $200,711, prepaid expenses of $43,604 and accounts payable and accrued liabilities of $1,161,758. Cash is held in an account with a major Canadian financial institution.

Working capital is defined as current assets minus current liabilities. Working capital calculations or changes are not measures of financial performance, nor do they have standardized meanings, under Canadian GAAP. Readers are cautioned that this calculation may differ among companies and analysts and therefore may not be directly comparable.

Subsequent to the year end, in January and February 2008, the Company received cash proceeds of $2,440,116 from the private placement, as described above, and $42,880 pursuant to the exercise of options.

In February 2008, the Company entered into an unsecured bridge financing facility for up to $1,000,000 from a director. The facility will be available to the Company for a period of eighteen months from the date of the agreement and may be drawn down as needed. Interest at the rate of 12% per annum will be payable monthly on amounts advanced under the facility. The Company will pay a standby fee of $20,000 by the issuance of 12,121 common shares upon the initial advance of funds under this facility. In addition, a drawdown fee of 3% of the amounts advanced shall be also payable. Funds drawn down on the facility will be payable on the earlier of eighteen months from the date of this agreement, the date of any change of control (as defined under the terms of the agreement), the date the Company completes an equity financing or the occurrence and continuation of default. The Company may repay any funds drawn down under the facility in whole at any time before maturity, without notice or penalty. The agreement is subject to regulatory approval.

In management's opinion, with the proceeds from the afore-mentioned private placement and the bridge financing facility, the Company has sufficient working capital to carry out certain additional engineering work on the Magistral property, to purchase the surface rights from the Conchucos community and to meet its overhead expenditures for the next fiscal year. The Company will require substantial additional funding in order to continue the development of the Magistral property beyond the feasibility study phase. Management is currently considering its options for the financing of future operations.

The Company currently has no long term debt or off-balance sheet arrangements.

**Related Party Transactions**

Refer to Notes 9 and 12(e) of the consolidated financial statements for November 30, 2007.

### Share Capital and Options

As at November 30, 2007, the Company had 37,083,808 issued and outstanding common shares and options outstanding to acquire 3,289,000 common shares.

Subsequent to the year end, in January 2008, the Company completed the private placement with Sprott, as described above, and issued 1,515,600 common shares and 75,780 warrants. In addition, the Company issued 58,700 common shares pursuant to the exercise of options in January and February 2008.

In January 2008, the Company granted stock options under its stock option plan to directors, officers, employees and consultants to purchase up to a total of 1,873,000 common shares at a price of $1.70 per share. The options are exercisable for a five year period. After this grant, no shares remain available for issuance under the stock option plan.

As at the date of this MD&A, the Company had 38,658,108 issued and outstanding common shares, warrants for the purchase of up to 75,780 common shares and options outstanding for the purchase of up to 5,103,300 common shares exercisable at prices ranging from $0.61 per share to $1.74 per share.

### Subsequent Events

Subsequent events include:

(a) the delivery of comfort letters to the GOP from two major financial institutions stating that they have reviewed the Final Feasibility Study for the Magistral project ("FFS") that was delivered on December 27, 2007 and that, based solely on a desk top review and without independent verification of the FFS's assumptions, they confirm that it is in a form and content that meets the requirements that would allow BNP Paribas and Barclays Bank to provide all or part of the finance for the Magistral Project, after conducting a satisfactory due diligence investigation and subject to market and certain other conditions.;

(b) the private placement with Sprott for net proceeds of $2.4 million;

(c) the grant of 1,873,000 stock options to directors, officers, employees and consultants;

(d) the exercise of stock options to acquire 58,700 common shares for proceeds of $42,880; and

(e) the securing of a bridge financing facility of up to $1 million from a director.

The details of all of these transactions are more fully described elsewhere in this MD&A.

### Outlook

The Company has engaged Cutfield Freeman to advise and assist in developing a strategy for financing the development of Magistral. Cutfield Freeman is focused on the strategic options for financing the development of the project. These options will include the potential to bring one or more joint venture partners into the project. Also to be considered are debt, equity, mezzanine products, "off take" finance, alternative financial products and assistance from government agencies.

In February 2008, the Company appointed Mr. Thomas Kelly as the Company's COO. Mr. Kelly has over 34 years of experience in the mining industry, is a recognized expert in project management and development and will be of invaluable assistance in moving the Magistral property towards production.

### Internal Control Over Financial Reporting

Management has designed, established and is maintaining a system of internal control over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner and in accordance with Canadian GAAP. The Company's system of internal control is designed to address identified risks that threaten the reliability of its external financial reporting. However, due to the inherent limitations in any system of internal control, material misstatements may not be prevented or detected on a timely basis.

During fiscal 2007, there were no changes in the Company's internal control over financial reporting that occurred that had materially affected or are reasonably likely to materially affect its internal control over financial reporting.

### Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company's disclosure controls and procedures as of November 30, 2007 and to the date of this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

### Risks and Uncertainties

The Company's principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks including, but not limited to, environmental, fluctuating metal prices, political and economics. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practicable.

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company's business. The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may apply.

The Company's mineral properties, which are located in Peru, may be exposed to various and unpredictable levels of political, economic and other risks and uncertainties. The Company conducts operations through foreign subsidiaries which hold the rights to the mineral properties. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, expropriation of property, maintenance of claims, environmental legislation, land use and land claims. Failure to comply with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements. In addition, any limitation imposed by a foreign government on the transfer of cash or other assets between the parent company and its foreign subsidiaries could restrict the Company's ability to fund its operations efficiently.

The Company has no significant source of operating cash flow and no revenues from operations. The Company has limited financial resources. The Company relies on the sale of equity to fund its operations. There is no guarantee that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company. Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company's current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company's common stockholders.

The Company's ability to achieve and maintain profitability and positive cash flow is dependent upon the Company's ability to raise required funding through future equity issuances, debt financing, asset sales or a combination thereof.

Based upon current plans, the Company expects to incur operating losses in future periods due to continuing expenses associated with the holding and development of the Company's mineral properties. The Company may not be successful in generating revenues in the future. Failure to generate revenues or raise capital could cause the Company to cease operations.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which could restrict the Company's operations.

The Company's expenditures are predominantly in U.S. dollars and any future equity financing raised is expected to be predominantly in Canadian dollars. The Company is exposed to financial risk arising from fluctuations in the exchange rates between the U.S. and Canadian dollar and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risks.

In addition to complying with applicable laws and regulations that govern the Company's foreign operations, the Company must also obtain certain permits for its activities. There can be no assurance that all permits that the Company may require for exploration and subsequent development of its mineral properties will be obtainable on reasonable terms or on a timely basis.

The Company's activities are subject to a high degree of risk due to factors that, in some cases, cannot be foreseen or anticipated. The operations of the Company may be disrupted by a variety of risks and hazards which may be beyond the control of the Company. These risks include, but are not limited to, labour disruptions, the inability to obtain adequate sources of power, labour and suitable or adequate machinery and equipment. In addition, the Company may be unable to acquire or obtain such things as water rights and surface rights which may be critical for the continued advancement of activities on its mineral properties.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of activities on such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Even when the Company's mineral properties are proven to host economic reserves of copper or other precious or non-precious metals, factors such as governmental expropriation or regulation may prevent or restrict mining of any such deposits. Exploration and mining activities may be affected in varying degrees by government policies and regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties or on properties in which it has previously had an interest. The Company conducts its activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

The Company presently has limited insurance covering its assets or operations and does not presently intend to increase such insurance. As a result of having limited insurance, the Company could incur significant costs that could have a materially adverse effect upon its financial condition and even cause the Company to cease operations

The Company's future performance is dependent on key personnel. The loss of the services of any of the Company's executives or directors could have a material adverse effect on the Company's business.

News releases and additional information about the Company may be found on _www.sedar.com_ and on the Company's website at _www.incapacific.com_..





# INCA PACIFIC RESOURCES INC

(an exploration stage company)

## CONSOLIDATED FINANCIAL STATEMENTS
## NOVEMBER 30, 2007 AND 2006



## MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of **Inca Pacific Resources Inc.** have been prepared by and are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

*"Anthony Floyd" (signed)*

Anthony Floyd
President

February 27, 2008

## AUDITORS' REPORT

**To the Shareholders of Inca Pacific Resources Inc.**

We have audited the consolidated balance sheets of **Inca Pacific Resources Inc.** as at November 30, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2007 and 2006 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

*"PricewaterhouseCoopers LLP" (signed)*

Chartered Accountants

Vancouver, Canada
February 27, 2008

*See accompanying notes to the consolidated financial statements.*

**INCA PACIFIC RESOURCES INC.**
*(an exploration stage company)*

Consolidated Balance Sheets
November 30, 2007 and 2006
(expressed in Canadian dollars)

| | 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash and cash equivalents | $ 2,320,415 | $ 5,872,768 |
| Marketable securities | - | 336 |
| Other receivables | 200,711 | 117,123 |
| Prepaid expenses | 43,604 | 38,698 |
| | 2,564,730 | 6,028,925 |
| **Fixed assets** (note 4) | 152,234 | 126,062 |
| **Mineral property interests** (note 5) | 24,568,196 | 11,185,927 |
| | $ 27,285,160 | $ 17,340,914 |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 1,161,759 | $ 1,041,684 |
| **Future income tax liability** (note 10) | 1,072,167 | - |
| | 2,233,926 | 1,041,684 |
| **SHAREHOLDERS' EQUITY** | | |
| **Share capital** (note 6) | 40,615,469 | 31,466,316 |
| **Contributed surplus** | 1,900,136 | 942,373 |
| **Deficit** | (17,464,371) | (16,109,459) |
| | 25,051,234 | 16,299,230 |
| | $ 27,285,160 | $ 17,340,914 |

Nature of operations (note 1)
Contingencies and commitments (note 5a)
Subsequent events (notes 5 and 12)

**Approved by the Directors:** *"Anthony Floyd"* Anthony Floyd    *"Bryan Morris"* Bryan Morris

*See accompanying notes to the consolidated financial statements.*

**INCA PACIFIC RESOURCES INC.**
*(an exploration stage company)*

Consolidated Statements of Operations, Comprehensive Loss and Deficit
Years Ended November 30, 2007 and 2006
(expressed in Canadian dollars)

| | 2007 | 2006 |
|---|---|---|
| **General and administrative expenses** | | |
| Stock-based compensation (note 7b) | $ 506,129 | $ 278,032 |
| Consultants | 323,575 | - |
| Investor relations | 307,333 | 224,765 |
| Management and administrative services | 280,726 | 101,383 |
| Office and administration | 185,099 | 78,843 |
| Accounting and audit | 116,309 | 68,005 |
| Travel | 55,220 | 4,858 |
| Legal | 48,947 | 38,825 |
| Stock registration and transfer fees | 38,651 | 29,301 |
| Amortization | 25,284 | 4,465 |
| | 1,887,273 | 828,477 |
| **Other income (expense)** | | |
| Investment and other income | 192,597 | 153,415 |
| Foreign exchange loss | (542,153) | (49,972) |
| General exploration | (25,791) | (11,586) |
| Loss on sale of mineral property (note 5b) | - | (136,761) |
| Gain on sale of fixed assets | - | 16,643 |
| | (375,347) | (28,261) |
| **Loss before taxes** | (2,262,620) | (856,738) |
| Future income tax recovery (note 10) | 907,708 | - |
| **Loss and comprehensive loss for the year** | (1,354,912) | (856,738) |
| **Deficit**, beginning of year | (16,109,459) | (15,252,721) |
| **Deficit**, end of year | $ (17,464,371) | $ (16,109,459) |
| **Basic and diluted loss per share** | $ (0.04) | $ (0.04) |
| **Weighted average number of shares outstanding** | 32,374,833 | 20,582,869 |

*See accompanying notes to the consolidated financial statements.*

**INCA PACIFIC RESOURCES INC.**
*(an exploration stage company)*

Consolidated Statements of Cash Flows
Years Ended November 30, 2007 and 2006
(expressed in Canadian dollars)

| | 2007 | 2006 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Loss for the year | $ (1,354,912) | $ (856,738) |
| Items not involving cash: | | |
| Stock-based compensation | 506,129 | 278,032 |
| Amortization | 25,284 | 4,465 |
| Gain on sale of fixed assets | - | (16,643) |
| Loss on sale of mineral property | - | 136,761 |
| Unrealized loss on marketable securities | 336 | - |
| Future income tax recovery | (907,708) | - |
| Net change in non-cash working capital | | |
| Accounts receivable | (83,588) | 357,880 |
| Prepaid expenses | (4,906) | (10,583) |
| Accounts payable and accrued liabilities | 48,233 | 16,434 |
| | (1,771,132) | (90,392) |
| **Cash flows from financing activities** | | |
| Shares issued for cash, net of issue costs | 8,991,581 | 6,778,625 |
| **Cash flows from investing activities** | | |
| Proceeds from sale of mineral properties | - | 4,079,177 |
| Expenditures on mineral property interests, net of recoveries | (10,698,123) | (6,177,445) |
| Purchase of fixed assets | (74,679) | (56,102) |
| | (10,772,802) | (2,154,370) |
| **Increase (decrease) in cash and cash equivalents** | (3,552,353) | 4,533,863 |
| **Cash and cash equivalents**, beginning of year | 5,872,768 | 1,338,905 |
| **Cash and cash equivalents**, end of year | $ 2,320,415 | $ 5,872,768 |

Supplemental cash flow information (note 8)

*See accompanying notes to the consolidated financial statements.*

## 1. Nature of Operations

Inca Pacific Resources Inc. (the "Company") and its subsidiaries are engaged in the exploration and development of mineral properties in Peru, South America. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon the ability of the Company to obtain financing to complete mine development and future profitable operations or sale of the properties.

## 2. Significant Accounting Policies

### a. Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Incpac Holdings Ltd., Inca Pacific S.A, Inca Cobre S.A., Ancash Cobre S.A., and Energia Ancash S.A.

### b. Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Significant areas where management's judgment is applied include recoverability of mineral property interests, stock based compensation and future income taxes. Actual results could differ from those reported.

### c. Cash and Cash Equivalents

Cash and cash equivalents comprise cash and temporary investments maturing within three months from the original date of acquisition.

### d. Marketable Securities

Marketable securities at November 30, 2006 were held at the lower of cost or net realizable value.

### e. Fixed Assets

Fixed assets are stated at cost. Amortization is provided on the declining balance basis on office furniture at 20% per annum, on computer equipment at 30% per annum, computer software at 100% per annum and on exploration equipment at 20% per annum.

**2. Significant Accounting Policies (continued)**

**f. Mineral Property Interests**

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company's mineral rights are abandoned or allowed to lapse.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management's estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimates of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows to be generated from its properties.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

**g. Foreign Currency Translation**

The Company's subsidiaries are integrated foreign operations and are translated using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period. Foreign exchange gains or losses on translation are included in the statement of operations in the period in which they occur.

## 2. Significant Accounting Policies (continued)

### h. Loss Per Share

Loss per share is calculated using the weighted average number of shares issued and outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. The effects of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

### i. Stock-based Compensation

Pursuant to the accounting standard of the Canadian Institute of Chartered Accountants ("CICA"), Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" for accounting for stock-based compensation expense, stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, are accounted for using the fair value based method, and are recorded as an expense or capitalized to mineral properties in the period the stock-based payments are vested or the awards or rights are granted.

### j. Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized in the period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the potential benefit of income tax losses carried forward to future years.

Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recognized to the extent it is considered not likely that future income tax assets will be realized.

### k. Environmental Protection Practices

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

2. **Significant Accounting Policies (continued)**

l. **Asset Retirement Obligations**

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at November 30, 2007 and 2006, the Company did not have any material asset retirement obligations.

m. **Financial Instruments**

Effective December 1, 2006, the Company adopted CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement". This Section requires that all financial assets (except those classified as held to maturity) and derivative financial instruments must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as held for trading are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses included in earnings for the period. Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are not adjusted to fair market value. The adoption of CICA 3855 on December 1, 2006 had no impact on the opening consolidated balance sheet of the Company.

n. **Comprehensive Income**

Effective December 1, 2006, the Company adopted CICA Handbook Section 1530, "Comprehensive Income". This Section establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, in a statement of comprehensive income. Comprehensive income is the change in the Company's net assets arising from transactions, events and circumstances not related to the Company's shareholders and includes items that would not normally be included in net earnings or losses such as unrealized gains or losses on available-for-sale investments. CICA 3251, "Equity", establishes standards for the presentation of equity and changes in equity as a result of the new requirements in CICA 1530. The adoption of CICA 1530 and CICA 3251 on December 1, 2006 had no impact on the opening consolidated balance sheet of the Company.

o. **Future accounting changes**

Effective December 1, 2007, the Company will adopt new CICA standards 1535, 3862, and 3863, and effective December 1, 2008, standard 3064. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

## 2. Significant Accounting Policies (continued)

Section 1535 establishes standards for the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, *"Financial Instruments – Disclosure and Presentation"*, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3064 replaces CICA 3062 *"Goodwill and Intangible Assets"* and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred.

## 3. Financial Instruments

The carrying value of cash and cash equivalents, marketable securities, accounts receivable and accounts payable and accrued liabilities approximates their fair values due to the short term to maturity of the instruments.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risks.

## 4. Fixed Assets

| 2007 | Cost | Accumulated Amortization | Net Book Value |
|---|---|---|---|
| Exploration equipment | $ 207,669 | $ 76,227 | $ 131,442 |
| Computer equipment and software | 77,523 | 59,346 | 18,177 |
| Office furniture | 7,091 | 4,476 | 2,615 |
| | $ 292,283 | $ 140,049 | $ 152,234 |

| 2006 | Cost | Accumulated Amortization | Net Book Value |
|---|---|---|---|
| Exploration equipment | $ 158,544 | $ 43,171 | $ 115,373 |
| Computer equipment | 51,970 | 44,549 | 7,421 |
| Office furniture | 7,091 | 3,823 | 3,268 |
| | $ 217,605 | $ 91,543 | $ 126,062 |

## 5. Mineral Property Interests

As at November 30, 2007 and 2006, the Company's mineral properties are comprised of properties located in Peru. Expenditures incurred on mineral properties are as follows:

| | Magistral |
|---|---|
| Balance, November 30, 2006 | $ 11,185,927 |
| Additions during year | |
| Acquisition costs | 623,400 |
| Exploration costs | |
| Hydrological and geotechnical | 2,137,631 |
| Drilling | 1,935,036 |
| Geological consulting | 1,585,262 |
| Engineering | 1,147,930 |
| Value added tax | 658,278 |
| Geological fieldwork | 569,067 |
| Metallurgical | 420,566 |
| Stock based compensation (note 7) | 415,153 |
| Travel and accommodation | 389,932 |
| Assays | 309,623 |
| Project management | 300,032 |
| Legal | 280,520 |
| Surveys | 253,914 |
| Field office and administration | 106,858 |
| Tenure | 49,645 |
| Amortization | 23,223 |
| Maps and reports | 2,269 |
| Related future income taxes (note 10) | 2,173,930 |
| | 12,758,869 |
| Total additions during year | 13,382,269 |
| Balance, November 30, 2007 | $ 24,568,196 |



## 5. Mineral Property Interests (continued)

| | Magistral | Antoro Sur | Total |
|---|---|---|---|
| Balance, November 30, 2005 | $ 6,304,017 | $ 2,505,944 | $ 8,809,961 |
| Additions during year | | | |
| Acquisition costs | 237,221 | 1,625,548 | 1,862,769 |
| Exploration costs | | | |
| Geological consulting | 1,823,855 | 6,622 | 1,830,477 |
| Drilling | 1,458,830 | 1,074 | 1,459,904 |
| Value added tax | 401,316 | 5,003 | 406,319 |
| Travel and accommodation | 346,497 | 2,574 | 349,071 |
| Project management | 256,915 | 20,292 | 277,207 |
| Geological fieldwork | 206,234 | 11,786 | 218,020 |
| Surveys | 168,915 | - | 168,915 |
| Stock based compensation (note 7) | 119,982 | - | 119,982 |
| Legal | 59,338 | 34,964 | 94,302 |
| Assays | 77,184 | 941 | 78,125 |
| Field office and administration | 40,352 | 33,043 | 73,395 |
| Amortization | 14,346 | 1,916 | 16,262 |
| Maps and reports | 16,235 | - | 16,235 |
| Tenure | 13,089 | - | 13,089 |
| | 5,003,088 | 118,215 | 5,121,303 |
| Less: recoveries | (358,399) | (33,769) | (392,168) |
| | 4,644,689 | 84,446 | 4,729,135 |
| Net additions during year | 4,881,910 | 1,709,994 | 6,591,904 |
| Mineral property interest sold (note 5b) | - | (4,215,938) | (4,215,938) |
| Balance, November 30, 2006 | $ 11,185,927 | $ - | $ 11,185,927 |

### a. Magistral Property

On January 29, 1999, the Company entered into an option agreement with the Government of Peru ("GOP") to purchase five claims which lie within the Company's existing Magistral claims. The agreement was a three year option to purchase 100% of the property in consideration of cash payments totalling US $750,000 and exploration work commitments totalling US $2,100,000, to be paid and incurred over a three year period.

Upon exercise of the option, the Company would have a further seven years to complete a feasibility study and place the property into production. The GOP would retain a royalty whose magnitude will depend on metal prices but which is expected to be between a 0.5% and 3.0% net smelter royalty.



## 5. MINERAL PROPERTY INTERESTS (continued)

On July 1, 2004, the Company obtained approval from the GOP to restructure the Company's obligations in order to retain ownership of the property. The Company now has until December 31, 2011 to place the property into production. The Company must expend US $1,000,000 in exploration by December 31, 2005 (expended), deliver a feasibility study by December 31, 2006 (delivered) and deliver a bankable feasibility study by December 31, 2007 (delivered). The Company is also obligated to make payments to the GOP in the amounts of US $200,000 on January 1, 2006 and US $400,000 on January 1 of each year thereafter to January 1, 2011 inclusive, as long as the property has not been placed into commercial production. As at November 30, 2007, all the required annual payments have been made.

On November 3, 2006 the Company delivered a preliminary feasibility study to the GOP. On July 26, 2007, a formal agreement was signed with the GOP whereby the Company had until December 31, 2007 to fulfill its requirement to file a feasibility study. The feasibility study was filed on December 27, 2007. The Company also has a further 60 days from the filing of the feasibility study to provide one or more letters from major financial institutions stating that the feasibility study is a bankable feasibility study (delivered on February 25, 2008). Within 15 working days following approval by the GOP of the feasibility study, the Company must provide a performance bond for an amount equal to 30% of the anticipated capital cost of the mine for the current year. The bond is to be renewed each year during construction of the mine. In consideration of being granted these extensions, on July 26, 2007, the Company paid US $200,000 to the GOP. In addition, the Company will pay US $5,000,000, upon achievement of commercial production, into a trust account for the benefit of the communities in the immediate area of influence of Magistral.

### b. Antoro Sur Property

On February 22, 2006, the Company exercised its option and purchased a 100% interest in the Antoro Sur property, subject to a net smelter royalty payable to the optionors of 1% to 2% on all sales of mineral products from the property. The royalty may be purchased at any time for US $700,000.

Simultaneously, the Company sold all of its interest in the property in consideration of US $3,597,000 (C $4,079,177). In addition, the Company assigned to the purchaser its right to purchase the royalty interest. The Company has no continuing obligations relating to this property.

## 6. Share Capital

**a. Authorized**
Unlimited number of common shares without par value.

**b. Issued and outstanding**

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount |
| Balance, beginning of year | 24,358,808 | $31,466,316 | 10,527,706 | $24,670,861 |
| Issued for cash: | | | | |
| Private placements, net of issue costs (note 6c) | 12,000,000 | 8,557,810 | 13,801,102 | 6,755,975 |
| Agent's compensation options (note 6c) | - | (429,473) | - | - |
| Issued for cash and other consideration: | | | | |
| Exercise of options (note 7) | | | | |
| - for cash | 725,000 | 627,825 | 30,000 | 22,650 |
| - fair value of options exercised | - | 392,991 | - | 16,830 |
| Balance, end of year | 37,083,808 | $40,615,469 | 24,358,808 | $31,466,316 |

**c. Private Placements**

i. In April 2007, the Company completed a private placement of 12,000,000 common shares for proceeds of $8,363,756, net of issue costs. Issue costs consist of a commission of $531,000 paid to the Agent on the financing and $105,244 of legal and other costs. Future income taxes of $194,054 have been netted against total share issuance costs of $636,244. In addition, the Company issued 708,000 compensation options to the Agent with a fair value of $429,473. Each compensation option entitles the Agent to acquire one common share exercisable at a price of $1 per share to October 5, 2008.

ii. In March 2006, the Company completed a private placement and issued 13,597,160 common shares for proceeds of $6,755,975, net of issue costs of $42,605. The Company also issued 203,942 common shares for a finder's fee in connection with the private placement.

## 7. Stock Options

**a. Options Outstanding**

The Company has a stock option plan which authorizes the board of directors to grant options for the purchase of up to 4,865,700 common shares. Options granted under the plan vest over a period of time, ranging from one to five years, at the discretion of the board of directors.

Stock options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.



## 7. Stock Options (continued)

A summary of the status of the Company's stock options as at November 30, 2007 and 2006 and changes during the years then ended is as follows:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Number of Shares | Weighted-Average Exercise Price | Number of Shares | Weighted-Average Exercise Price |
| Outstanding at beginning of year | 2,923,000 | $0.78 | 600,000 | $0.78 |
| Granted | 1,106,000 | 1.13 | 2,403,000 | 0.77 |
| Exercised | (725,000) | 0.87 | (30,000) | 0.76 |
| Expired | (15,000) | 0.76 | (50,000) | 0.80 |
| Outstanding at end of year | 3,289,000 | $0.88 | 2,923,000 | $0.78 |
| Exercisable at end of year | 3,099,000 | $0.85 | 1,255,000 | $0.75 |

The following summarizes information about stock options outstanding at November 30, 2007:

| Options Outstanding | | | Options Exercisable |
|---|---|---|---|
| Number of Shares | Expiry Date | Exercise Price | Number of Shares |
| 24,000 | February 28, 2008 | $ 0.71 | 24,000 |
| 24,000 | February 28, 2008 | $ 0.72 | 24,000 |
| 358,000 | October 5, 2008 | $ 1.00 | 358,000 |
| 100,000 | May 1, 2009 | $ 1.40 | 100,000 |
| 450,000 | January 24, 2010 | $ 0.80 | 450,000 |
| 50,000 | July 13, 2010 | $ 0.61 | 50,000 |
| 40,000 | February 28, 2011 | $ 0.72 | 40,000 |
| 315,000 | April 26, 2011 | $ 0.71 | 315,000 |
| 1,550,000 | June 29, 2011 | $ 0.80 | 1,550,000 |
| 30,000 | September 20, 2011 | $ 0.99 | 30,000 |
| 50,000 | April 15, 2011 | $ 0.67 | 50,000 |
| 48,000 | May 2, 2012 | $ 1.74 | 48,000 |
| 100,000 | August 10, 2012 | $ 1.25 | 40,000 |
| 100,000 | September 11, 2012 | $ 1.32 | 20,000 |
| 50,000 | September 12, 2012 | $ 1.30 | - |
| 3,289,000 | | | 3,099,000 |

### b. Stock based compensation

During the year ended November 30, 2007 the Company granted an aggregate of 1,106,000 new stock options to consultants. The options have a weighted average exercise price of $1.13 per share.

During the year ended November 30, 2006 the Company granted an aggregate of 2,403,000 new stock options to directors, consultants and employees. The options have a weighted average exercise price of $0.77 per share.

## 7. Stock Options (continued)

Pursuant to the Company's accounting policy for stock-based compensation (note 2i), the fair value of options granted in the current and prior years and which had vested during the year was $1,350,755 (2006 - $398,014) has been recorded. Of this amount, $506,129 (2006 - $278,032) has been charged to expenses, $415,153 (2006 - $119,982) has been charged to deferred exploration costs and $429,473 (2006 – nil) has been charged to share capital.

As at November 30, 2007 the fair value of unvested options is $73,939 (2006 - $444,041).

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

| | 2007 | 2006 |
|---|---|---|
| Risk-free interest rate | 4.07% - 4.57% | 3.96% - 4.42% |
| Expected dividend yield | - | - |
| Expected stock price volatility | 76% - 91% | 82% - 103% |
| Expected option life in years | 1.5 - 2.5 years | 1 - 5 years |

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

## 8. Supplemental Cash Flow Information

| | 2007 | 2006 |
|---|---|---|
| Significant non-cash financing and investing activities | | |
| Investing activities | | |
| Change in accounts payable and accrued liabilities incurred for mineral property expenditures | (71,840) | 978,820 |
| Stock based compensation and related future income taxes included in mineral properties | (2,589,083) | (119,982) |

## 9. Related Party Transactions

a. During the year, the following transactions with related parties occurred:

i. $251,871 (2006 - $253,408) was paid to officers and directors for management services, consulting fees and geological services. Of this amount, $140,055 (2006 - $60,309) was expensed and $111,816 (2006 - $193,099) was charged to mineral properties.

ii. $18,355 (2006 - $126,717) was paid or is payable as legal fees to a law firm in which a partner is a director of the Company. Of this amount, $5,220 (2006 - $97,355) was expensed and $13,135 (2006 - $29,362) was charged to mineral properties.

iii The Company shares general and administrative expenses on a pro-rata basis with two other companies with a director in common. These expenses include $18,515 (2006 - $18,492) for rental of office space.



**9. Related Party Transactions (continued)**

b. Pursuant to the terms of a management agreement with a director, the Company is committed to payments for management services in the amount of $5,000 per month until December 31, 2008. On September 1, 2006 the payments were increased to $10,000 per month.

These transactions, occurring in the normal course of business, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The terms and conditions of amounts due to related parties are similar to those transactions with third parties.

**10. Income Taxes**

As at November 30, 2007, the Company has non-capital losses of approximately $2,651,000 which may be applied against future income for Canadian income tax purposes. The potential future tax benefits of these losses have been applied against future income taxes in the current year. The losses expire as follows:

| | | |
|---|---|---|
| 2027 | $ | 1,391,000 |
| 2016 | | 486,000 |
| 2011 | | 614,000 |
| 2010 | | 160,000 |
| | $ | 2,651,000 |

In addition, subject to certain restrictions, the Company has losses of approximately $1,695,000, expiring in various years to 2011, as well as certain exploration expenditures, available to offset future taxable income in Peru.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

| | 2007 | 2006 |
|---|---|---|
| Statutory rate | 34.12% | 34.12% |
| Income tax benefit computed at Canadian statutory rates | $ 772,006 | $ 292,319 |
| Foreign tax rates different from statutory rate | (13,020) | 10,489 |
| Non-deductible differences not recognized in year | (775,025) | (1,030,153) |
| Change in valuation allowance | 802,174 | 628,660 |
| Other | 121,573 | 98,685 |
| Net future income tax recovery | $ 907,708 | $ - |

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

## 10. Income Taxes (continued)

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Future income tax assets | | | | |
| Temporary differences in assets | $ | 4,174,221 | $ | 4,568,144 |
| Net tax losses carried forward | | 632,937 | | 1,041,188 |
| | | 4,807,158 | | 5,609,332 |
| Valuation allowance for future income tax assets | | (4,807,158) | | (5,609,332) |
| Future income tax liability | | (1,072,167) | | - |
| Future income tax liability, net | $ | (1,072,167) | $ | - |

In addition, the Company has recorded future income tax liabilities of $2,173,930 to mineral properties related to capitalized stock-based compensation and temporary differences between the tax and accounting basis of Canadian mineral properties.

## 11. Segmented Disclosure

The Company has one operating segment, mineral exploration. All capital assets of the Company are located in Canada except for mineral properties as disclosed in note 5 and $131,442 (2006 - $115,372) of fixed assets which are located in Peru.

## 12. Subsequent Events

(a) On December 27, 2007 the Company filed the feasibility study on the Magistral Property with the GOP, pursuant to the terms of its agreement with the GOP (note 5(a)). On February 25, 2008 the GOP acknowledged receipt of a comfort letter from each of BNP Paribas and Barclays Bank stating that they have reviewed the Final Feasibility Study for the Magistral project ("FFS") that was delivered on December 27, 2007 and that, based solely on a desk top review and without independent verification of the FFS's assumptions, they confirm that it is in a form and content that meets the requirements that would allow BNP Paribas and Barclays Bank to provide all or part of the finance for the Magistral Project, after conducting a satisfactory due diligence investigation and subject to market and certain other conditions.

(b) In January 2008, the Company completed a private placement and issued 1,515,600 common shares for proceeds of $2,440,116, net of a cash finder's fee of $136,404. In addition, the Company also issued warrants to acquire up to 75,780 common shares exercisable at a price of $2.50 per share to July 14, 2009 as a finder's fee.

(c) In January 2008, the Company granted stock options to directors, officers, employees and consultants to acquire up to 1,873,000 common shares exercisable at a price of $1.70 per share to January 16, 2013 as to 1,843,000 common shares and to January 21, 2013 as to 30,000 common shares. After granting these options, the Company exceeded its authorized limit of options to grant by 296,300; however, the Company received regulatory approval in absence of shareholder approval. The Company will seek shareholders' approval at its next Annual General Meeting.

**12. Subsequent Events (continued)**

(d) In January and February 2008, the Company issued a total of 58,700 common shares pursuant to the exercise of stock options for cash proceeds of $42,880.

(e) In February 2008, the Company entered into an unsecured bridge financing facility for up to $1,000,000 from a director. The facility will be available to the Company for a period of eighteen months from the date of the agreement and may be drawn down as needed. Interest at the rate of 12% per annum will be payable monthly on amounts advanced under the facility. The Company will pay a standby fee of $20,000 by the issuance of 12,121 common shares upon the initial advance of funds under this facility. In addition, a drawdown fee of 3% of the amounts advanced shall be also payable. Funds drawn down on the facility will be payable on the earlier of eighteen months from the date of this agreement, the date of any change of control (as defined under the terms of the agreement), the date the Company completes an equity financing or the occurrence and continuation of default. The Company may repay any funds drawn down under the facility in whole at any time before maturity, without notice or penalty. The agreement is subject to regulatory approval.




Magistral Property

## Officers & Management

| | |
|---|---|
| Anthony Floyd | Director & President |
| Geoffrey Harden | Director |
| Bryan Morris | Director |
| Luis Rodriguez-Mariategui Proaño | Director |
| Thomas Kelly | Chief Operating Officer |
| Sandra Lim | Chief Financial Officer |
| Bernard Stannus | Vice President Corporate Development |
| Sharon Fleming | Corporate Secretary |
| Harold Waller | General Manager - Peru |




**Head Office:**

1550 - 625 Howe Street
Vancouver, BC V6C 2T6
Canada
contact@incapacific.com
T: 604 ▪ 687 3727
F: 604 ▪ 687 7041

**Lima Exploration Office:**

Comandante Jimenez 128
Magdalena del Mar
Lima 17
Peru
T: 511 ▪ 264 1230
F: 511 ▪ 264 0274


**Capital Structure:**
[as of Nov 30, 2007]
Issued & outstanding: 37,083,808

**Stock Exchanges:**
TSX Venture: TSX-V: IPR
Lima Exchange: BVL-JR: IPR

**Solicitors:**
Hernández & Cía.
Magdalena del Mar, Lima, Peru

**Transfer Agent:**
Pacific Corporate Trust Company
[A Computershare Co]
Vancouver, BC, Canada

**Auditors:**
PricewaterhouseCoopers LLP
Vancouver, BC, Canada

**Cusip #:** 45324A


**Investor Relations:**

Bill Galine
bgaline@incapacific.com
T: 604 ▪ 662 3922
C: 604 ▪ 763 4553


**tsx-v ▸ ipr**
**bvl-jr ▸ ipr**

INCA PACIFIC RESOURCES INC

www.incapacific.com

Vancouver

Lima

tsx-v • i p r

bvl-jr • i p r




1550 - 625 Howe Street

Vancouver

BC

V6C 2T6

Canada

www.incapacific.com

# Proxy

## ANNUAL GENERAL OF SHAREHOLDERS OF
## INCA PACIFIC RESOURCES INC.
**TO BE HELD AT 2ND FLOOR, 888 DUNSMUIR STREET, VANCOUVER, BC ON THURSDAY, THE 17TH DAY OF APRIL, 2008 AT 10:00 A.M.**

**I, a securityholder of the Company, hereby appoint** Anthony Floyd, a Director of the Company, or failing this person, Sharon L. Fleming, Corporate Secretary of the Company, or in the place of the foregoing, ***(print the name)*** ____________________, as my proxyholder with full power of substitution to attend, act and vote for and on my behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if I were present at the said Meeting and at any adjournment thereof.

I hereby direct the proxyholder to vote the securities of the Company recorded in my name as specified herein.

**I hereby revoke any proxy previously given to attend and vote at said Meeting.**

**SECURITYHOLDER SIGN HERE:** ______________________________

**DATE SIGNED:** ______________________________

**THIS FORM MUST BE SIGNED AND DATED ABOVE.**

THE SECURITIES AND EXCHANGE COMMISSION
450 - 5TH STREET, N.W.
FILE NO 82-1665
WASHINGTON DC 20549
USA 2945

Registered Shareholder Id 0
Registered Shareholder Code 0

**SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.**

## Resolutions
(For full details of each resolution, please see the enclosed Information Circular)

| | For | Against | Withhold |
|---|---|---|---|
| **1. Appointment of PricewaterhouseCoopers as auditor of the Company** | ☐ | N/A | ☐ |
| **2. To authorize the Directors to fix the Auditor's remuneration** | ☐ | ☐ | N/A |
| **3. To determine the number of Directors at four (4)** | ☐ | ☐ | N/A |
| **4. To elect as Director, Anthony Floyd** | ☐ | N/A | ☐ |
| **5. To elect as Director, Geoffrey Harden** | ☐ | N/A | ☐ |
| **6. To elect as Director, Luis Rodriguez Mariategui Proano** | ☐ | N/A | ☐ |
| **7. To elect as Director, Bryan Morris** | ☐ | N/A | ☐ |
| **8. To approve the amendment to the Company's Fixed Stock Option Plan as more particularly described in the accompanying Management Information Circular** | ☐ | ☐ | N/A |
| **9. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions** | ☐ | ☐ | N/A |

# INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("Instrument of Proxy") ***must be signed* by you, the holder**, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.
4. ***A holder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   **(a)** ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR**

   **(b)** ***appoint another proxyholder,*** who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.
6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot*** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person.*** To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.
7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.
8. **To be represented at the Meeting, proxies must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

# VOTING METHODS

## INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at **http://webvote.pctc.com.** ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

## TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683).** ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

## RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

**510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.**

***Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.***

# IMPORTANT VOTING INFORMATION

**YOUR VOTE IS IMPORTANT! PLEASE VOTE TODAY!**

**SECURITYHOLDERS* THAT RECEIVE THIS FORM MAY VOTE ON THE INTERNET OR BY TELEPHONE ANYTIME, 24 HOURS A DAY, 7 DAYS A WEEK. This method is quick and easy and your vote will be immediately registered and tabulated.**

**If you are a registered securityholder** you will have received a **proxy** with this form, the notice of meeting and information circular. **If you are a Non-Objecting Beneficial Owner ("NOBO")** and the issuer has chosen to mail directly to you, you will have received a **Voting Instruction Form ("VIF")** instead of a proxy. If you hold securities in this issue with more than one institution or hold a portion in a registered position and a portion with a financial institution, you may receive multiple packages from multiple institutions with different voting instructions in each. Please be sure to carefully follow the voting instructions provided in each case to ensure that your vote is counted. For example, control numbers provided by ADP on their VIF will not work on the internet and telephone systems described below.

**With your proxy or the VIF in hand, our time-saving automated services will prompt you to enter your ID and Code numbers located below your name and address on the proxy or VIF and then guide you through the voting process. If your ID and code numbers are not on the proxy or VIF, they should be printed on the back of this flyer*.** The system enables you to revote at a later time, if you wish to change your vote prior to the cut-off time indicated on the proxy or VIF. **Do not mail the printed proxy or VIF if you have voted by the internet or telephone.**

**Holders whose securities are registered in a company name are encouraged to deliver their proxy or VIF by the traditional methods of mail or fax in order that they may concurrently provide evidence of authority to sign.**

** If your name, address, ID and code are not printed on the enclosed form of proxy, VIF or on the back of this flyer, you are an Objecting Beneficial Owner that has not consented to having your name disclosed to the issuer for direct mailing of shareholder materials, and this flyer has been sent to you in error by the intermediary. Such security owners are not able to use the electronic voting options described herein.*

## INTERNET VOTING *24 Hours a Day*

**Website: http://webvote.pctc.com**
Find your ID and code on your proxy or VIF and have it ready before you log in.

*If you would like to receive notice of and access to Issuers' material over the Internet in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.*

## TELEPHONE VOTING *24 Hours a Day*

**Toll-Free Number: 1 888 TEL VOTE (1 888 835 8683 )**
Find your ID and code on your proxy or VIF and have it ready before you call.

*A proxyholder that is not a management proxyholder cannot be appointed by telephone.*

## RETURN YOUR PROXY BY MAIL OR FAX

**PACIFIC CORPORATE TRUST COMPANY**
**510 Burrard Street 2nd Floor Vancouver BC V6C 3B9**

**FAX: 604 689 8144**

REQUEST FOR FINANCIAL STATEMENTS



**NOTICE TO SHAREHOLDERS OF INCA PACIFIC RESOURCES INC.**

You may choose to receive the Company's financial reports by simply completing the information below and returning this notice in the return envelope provided.

Offering you the option to receive the Company's financial reports is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them. Ultimately, the choice is yours. As long as you remain a shareholder, you will receive this notice each year and will be required to renew your request to receive the Company's financial reports.

☐ Please add my name to the mailing list for the Company so that I may receive interim financial statements and related MD&A.

☐ Please add my name to the mailing list for the Company so that I may receive the Annual Report, including the annual financial statements and related MD&A.

---

TO: **INCA PACIFIC RESOURCES INC.** (the "Company")

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company's Financial Statement Mailing List in respect of its financial statements.

______________________________
*Name (Please print)*

______________________________
*Address*

______________________________
*City/Province (or State)/Postal Code*

______________________________
*E-Mail Address*

______________________________ ______________________________
*Signature of shareholder, or if shareholder is a company, signature of authorized signatory.* *Dated*

**Please complete and return this document along with your Proxy in the attached envelope or as indicated below. As the mailing list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.**

Inca Pacific Resources Inc.
Suite 1550, 625 Howe Street
Vancouver, BC V6C 2T6

Tel: (604) 687-3727
Fax: (604) 687-7041

INCA PACIFIC RESOURCES INC



**NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS**

TAKE NOTICE that the Annual General Meeting of Shareholders of Inca Pacific Resources Inc. (the "Company") will be held at 2nd Floor, 888 Dunsmuir Street, Vancouver, British Columbia, on:

**Thursday, the 17th day of April, 2008**

at the hour of **10:00 o'clock in the forenoon (Vancouver time)** for the following purposes:

1. To receive the audited financial statements of the Company for the fiscal year ended November 30, 2007 and the auditor's report thereon.

2. To reappoint PricewaterhouseCoopers, Chartered Accountants, as auditor of the Company, and to authorize the directors to fix the remuneration to be paid to the Auditor.

3. To determine the number of directors for the ensuing year at four (4).

4. To elect Directors for the ensuing year.

5 to approve the amendment to the Company's Fixed Stock Option Plan as more particularly described n the accompanying Management Information Circular;

6. To receive the report of the Directors; and

7. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Annual Report (containing the Company's audited consolidated financial statements for the fiscal year ended November 30, 2007), including Management's Discussion and Analysis of Operating Results, as well as the Management Information Circular (the "Information Circular"), a form of Proxy and Request for Financial Statements. The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

**A Shareholder unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of Proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.**

Dated at Vancouver, British Columbia, this 20th day of March, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

*"Anthony Floyd"*
President

INCA PACIFIC RESOURCES INC

# MANAGEMENT INFORMATION CIRCULAR


**625 Howe Street, Suite 1550**
**Vancouver, British Columbia, Canada V6C 2T6**

**Tel: 604-687-3727**
**Fax: 604-687-7041**
**Email: info@incapacific.com**
**Website: www.incapacific.com**

# INCA PACIFIC RESOURCES INC.

# MANAGEMENT INFORMATION CIRCULAR

containing information as at March 19, 2008
(unless otherwise noted)

## SOLICITATION OF PROXIES

This Management Information Circular (the "Information Circular") is furnished in connection with the solicitation of proxies by management of **INCA PACIFIC RESOURCES INC.** (the "Company") of Suite 1550, 625 Howe Street, Vancouver, British Columbia, for use at the 2008 Annual General Meeting of Members (the "Meeting") to be held on **Thursday, the 17th day of April, 2008** at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The Company will bear the expense of this solicitation. It is expected the solicitation will be made primarily by mail, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile and in person and arrange for Intermediaries to send this Management Information Circular and the form of proxy to their principals at the expense of the Company.

The contents and the sending of this Management Information Circular have been approved by the Directors of the Company.

## RECORD DATE

The Directors of the Company have set the close of business on March 13, 2008 as the record date (the "Record Date") for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting. Only shareholders of record as of the Record Date shall be entitled to receive notice of and to vote at the Meeting unless, after the Record Date, a shareholder transfers its common shares and the transferee (the "Transferee"), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with the Secretary of the Company, Suite 1550, 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

## APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying form of proxy are designated as proxy holders by management of the Company.

A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY.

If returning by mail or fax, the proxy must be completed, dated and signed by the shareholder or by his or her attorney authorized in writing, or, if the shareholder is a corporation, by an officer or director thereof as an authorized signatory.

A proxy will not be valid unless the completed, dated and signed form of proxy is received by Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting at which the person named therein purports to vote in respect thereof, or deposited with the Chairman of the Meeting at any time prior to the commencement of the Meeting. Proxies can be sent to Pacific Corporate Trust Company using one of the following methods:

| | |
|---|---|
| **BY MAIL OR FAX:** | **Pacific Corporate Trust Company**<br>**510 Burrard Street, 2nd Floor**<br>**Vancouver, British Columbia**<br>**Canada V6C 3B9**<br>**Fax: 604-689-8144** |
| **BY TELEPHONE (24 hours a day, 7 days a week):** | **1-888-Tel-Vote (1-888-835-8683)** |
| **BY INTERNET (24 hours a Day, 7 days a week):** | **http://www.webvote.pctc.com** |

**NOTE: Do not mail the printed Proxy or VIF if you have voted by the internet, telephone or fax.**

The Chairman of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

The Proxy must be signed by the shareholder or by the shareholder's attorney in writing, or, if the shareholder is a corporation signed by a duly authorized officer.

## REVOCATION OF PROXIES

Any registered shareholder who has returned a Proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing, including a Proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation by a duly authorized officer or attorney thereof duly authorized.

The instrument revoking the Proxy must be deposited at (i) the registered office of the Company, Blake Cassels & Graydon LLP, 595 Burrard Street, P.O. Box 49314, Suite 2600, Three Bentall Centre, Vancouver British Columbia, Canada, V7X 1L3, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized; OR (ii) provided to the Chairman at the Meeting. **Only registered shareholders have the right to revoke a Proxy. Non-registered shareholders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.**

## ADVICE TO BENEFICIAL SHAREHOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold common shares in their name. **Shareholders who do not hold their shares in their own name ("Beneficial Holders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those common shares will not be registered in the Beneficial Shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name of CDS&Co (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholders.** Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.

**Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP") in Canada. ADP typically applies a special sticker to proxy forms,**

**mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting.** A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

**Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity.** Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the agent's broker) in accordance with the instructions provide by such broker (or agent), well in advance of the Meeting. Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their common shares.

## VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed form of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolutions, will do so in accordance with such direction.

**In the absence of any direction in the Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Management Information Circular.** The form of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. At the time of printing of this Management Information Circular, Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters, which are not now known to the Management, should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxyholders.

## VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value. On March 13, 2008, the record date of the Meeting, 38,658,108 common shares were issued and outstanding, each share carrying the right to one vote. On any poll, the persons named in the enclosed Proxy will vote the shares in respect of which they are appointed. Where directions are given by the shareholder in respect of voting for or against any resolution, the proxy holders will do so in accordance with such direction.

Only shareholders of record on the close of business on March 13, 2008, who either personally attend the Meeting or who complete and deliver a Proxy in the manner and subject to the provisions set out under the heading "Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, as at the date of this Management Information Circular, there are no persons or companies beneficially owning, directly or indirectly or exercising control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, other than Sprott Asset Management ("Sprott").

As at January 14, 2008, Sprott held approximately 49.47% of the Company's issued and outstanding share capital as at that date. Sprott entered into a Voting Agreement with the Company dated January 17, 2008 pursuant to which Sprott agreed to vote common shares it holds in the capital of the Company in accordance with the recommendations of the Company's Management.

## STATEMENT OF EXECUTIVE COMPENSATION

### Executive Officers of the Company

The following table sets forth all compensation paid to, or earned by, those who were, at November 30, 2007, 2006 and 2005: (a) the Company's chief executive officer (or an individual who acted in a similar capacity); (b) the Company's chief financial officer (or an individual who acted in a similar capacity) (c) each of the Company's four other most highly compensated executive officers (except those whose total salary and bonus does not exceed $150,000); and (d) any additional individuals whose total salary and bonus exceeded $150,000 during the year ended November 30, 2007. The Company presently has two Named Executive Officers, namely Anthony Floyd, the Chief Executive Officer ("CEO") and Sandra M. Lim, the Chief Financial Officer ("CFO"). All figures are quoted in Canadian dollars unless otherwise indicated.

### Summary Compensation Table

| | | Annual Compensation | | | Long Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| **Name and Principal Position** | **Year** | **Salary** | **Bonus** | **Other** | **Securities Under Options Granted** | **Restricted Shares or Restricted Share Units** | **LTIP Payouts** | **All Other Compen-sation** |
| Anthony Floyd<br>President and CEO | 2007<br>2006<br>2005 | $120,000<br>$75,000<br>$60,000 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>300,000<br>100,000 | N/A<br>N/A<br>N/A | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |
| Sandra M. Lim(5)<br>CFO | 2007<br>2006<br>2005 | $32,000<br>$16,000<br>N/A | Nil<br>Nil<br>N/A | Nil<br>Nil<br>N/A | Nil<br>200,000<br>N/A | N/A<br>N/A<br>N/A | N/A<br>N/A<br>N/A | Nil<br>$1,900(4)<br>N/A |
| Bryan Morris(6)<br>Former CFO | 2007<br>2006<br>2005 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | XX<br>250,000<br>50,000 | N/A<br>N/A<br>N/A | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |

Notes:

(1) For further particulars, see "*Termination of Employment, Change in Responsibilities and Employment Contracts*" below.

(2) "SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company. No SARs were granted to or exercised by the Named Executive Officers or directors during the financial year ended November 30, 2007.

(3) Long term incentive plan awards means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". No LTIPs were granted to the Named Executive Officers or directors during the financial year ended November 30, 2007.

(4) For accounting services rendered during the financial year ended November 30, 2006.

(5) Ms. Lim was appointed Chief Financial Officer of the Company on January 12, 2006.

(6) Mr. Morris ceased to be Chief Financial Officer of the Company on January 12, 2006.

### Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". No LTIPs were granted to the Named Executive Officers or directors during the financial year ended November 30, 2007.

## Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to or exercised by the Named Executive Officers or directors during the financial year ended November 30, 2007.

## Option/SAR Grants During the Financial Year Ended November 30, 2007

During the financial year ended November 30, 2007, the Company did not grant any stock options or SARs to its Named Executive Officers.

## Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

The following table sets forth the financial year-end value of all unexercised options on an aggregate basis for the Named Executive Officers:

| Name | Securities Acquired on Exercise (#)(1) | Aggregate Value Realized ($)(2) | Unexercised Options at Fiscal Year-End (#) | Value of Unexercised In-the-Money Options ($)(3) |
|---|---|---|---|---|
| Anthony Floyd<br>President and CEO | N/A | N/A | 400,000 | $429,000 |
| Sandra M. Lim<br>CFO | 60,000 | $64,000 | 140,000 | $150,200 |
| Bryan Morris<br>Former CFO | N/A | N/A | 300,000 | $319,500 |

Notes:

(1) Number of common shares of the Company acquired on the exercise of stock options.

(2) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (ie., loss or gain) actually realized by the Named Executive Officers.

(3) "In-the-Money Options" means the excess of the market value of the Company shares on November 30, 2007 over the exercise price of the options. The closing price of the Company's shares on November 30, 2007 was $1.85 per share.

## Option and SARs Repricings

During the financial year ended November 30, 2007, the Company did not re-price any of the stock options under its Stock Option Plan or otherwise previously granted to the Named Executive Officers or directors who were not Named Executive Officers.

## Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan.

## Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company entered into a Management Agreement dated January 1, 2007 with Floyd Consultants (Anthony Floyd, the President and Chief Executive Officer of the Company). Pursuant to the terms of the Management Agreement, which is for a term of two years, the Company agreed to pay Floyd Consultants the sum of $10,000 per month for managing the day-to-day affairs of the Company.

If the Company gives notice to Floyd Consultants to terminate the Management Agreement (i.e. where just cause cannot be established or the termination is prompted by a change in control of the Company); Floyd Consultants shall be entitled to a lump sum equal to the monthly fee multiplied by twelve.

Other than as set forth above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

## Composition of the Compensation Committee

The Company has a Compensation Committee comprised of Geoffrey Harden and Bryan Morris. Messrs. Harden and Morris are independent directors. The Chairman of the Compensation Committee is Geoffrey Harden. Responsibility for the determination of compensation of the Company's executive officers has been delegated to the Compensation Committee.

## Compensation of Directors

During the financial year ended November 30, 2007, a total of $9,312 was paid to Geoffrey Harden (as to $5,000) and Bryan Morris (as to $4,312) in connection with their services as directors of the Company.

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for Audit Committee or Compensation Committee participation, except for the granting from time to time of incentive stock options in accordance with the terms of the Company's Stock Option Plan. The Company may compensate its directors in the future in accordance with accepted business practices.

The Board has sole discretion to determine the key employees to whom option grants will be made and to determine the terms and conditions of the options forming part of such grants. The number of stock options which may be issued under the Company's Stock Option Plan in the aggregate and in respect of any financial year is limited under the terms of the Stock Option Plan. Existing stock options have up to a five year term and are exercisable at the price determined by the Board of Directors (the "Board"). Generally, a holder of stock options must be a director, an employee or consultant of the Company or its subsidiaries or a management company employee in order to exercise stock options. During the financial year ended November 30, 2007, the Company did not grant stock options to its directors.

## SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As at the financial year ended November 30, 2007, the Company's Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance. The following table sets forth information with respect to the Company's Stock Option Plan as at the year ended November 30, 2007:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities, remaining available for future issuance under equity compensation plans |
|---|---|---|---|
| Equity compensation plans approved by securityholders | 3,289,000 | $0.88 | 1,529,000 |
| Equity compensation plans not approved by shareholders | Nil | N/A | N/A |

## INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No individual who is, or at any time during the most recently completed financial year of the Company was, a director or senior officer of the Company, no proposed nominee for election as a director, and no associate of any director, officer or proposed nominee is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or its subsidiaries. No such person has indebtedness to another entity which indebtedness is, or at any time since the beginning of the most recently completed financial year of the Company has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or senior officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee for election as a director, and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors, except to the extent that they may participate in incentive stock options under the Company's Stock Option Plan.

## INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director and no associate or affiliate of an insider or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year not previously disclosed in a Management Information Circular, or in any proposed transaction, which, in either case has materially affected or will materially affect the Company, except to the extent that they may participate in incentive stock options under the Company's Stock Option Plan.

## CORPORATE GOVERNANCE PRACTICES

The Board facilitates its exercise of independent supervision over management through the participation of its independent directors. At present, the Board is comprised of four directors, three of whom are not executive officers of the Company and two of whom are considered to be "independent", as that term is defined in applicable securities legislation. In determining whether a director is independent, the Board chiefly considers whether the director has a relationship which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management.

The Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions.

The Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

### Directorships

Certain of the directors of the Company are also directors of other reporting issuers in a jurisdiction or a foreign jurisdiction, as follows:

| Director | Independent or Not | Directorships in other public companies |
|---|---|---|
| Anthony Floyd | Not Independent | Global Copper Corp. (TSX: GLO) |
| Geoffrey Harden | Independent | N/A |
| Luis Rodriguez-Mariategui Proano | Not Independent | N/A |
| Bryan Morris | Independent | Andean American Mining Corp. (TSX-V: AAG<br>Animas Resources Ltd. (TSX-V:ANIV)<br>Mediterranean Resources Ltd. (TSX-V: MNR)<br>Sinchao Metals Corp. (TSX-V: SMZ)<br>Zazu Metals Corporation (TSX: ZAZ) |

## Orientation and Continuing Education

The Company has not yet developed an official orientation or training program for new directors. As required, new directors will have the opportunity to become familiar with the Company by meeting with the other directors and with officers and employees. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the Board.

## Ethical Business Conduct

The Board monitors the ethical conduct of the Company and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation on the individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

## Nomination of Directors

The Board has not appointed a Nominating Committee because the Board fulfills these functions.

## Compensation

The Compensation Committee and the Board are responsible for determining all forms of compensation, including long-term incentive in the form of stock options, to be granted to the Named Executive Officers of the Company and the directors, and for reviewing the Chief Executive Officer's recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining the compensation of its officers, the Board considers: i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; ii) providing fair and competitive compensation; iii) balancing the interests of management and the Company's shareholders; and iv) rewarding performance, both on an individual basis and with respect to operations in general.

## Committees of the Board

The Board does not currently have an Executive Committee. There are currently two committees of the Board, namely, the Audit Committee and the Compensation Committee. The following table sets out the members of such Committees:

| Audit Committee | Compensation Committee | Date of Appointment |
|---|---|---|
| Bryan Morris (Chair) | Geoffrey Harden (Chair) | April 18, 2007 |
| Geoffrey Harden | Bryan Morris | April 18, 2007 |
| Luis Rodriguez-Mariategui Proano | | April 18, 2007 |

## Assessments

The Board has not, as yet, adopted formal procedures for assessing the effectiveness of the Board, its Audit Committee or individual directors.

## Potential Conflicts of Interest

When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, such interest is disclosed and the persons who have such an interest are excluded from all discussion on the matter, and are not allowed to vote on the proposal. All such matters involving senior management must be dealt with by the Board regardless of apparent immateriality.

## Shareholder Feedback and Concerns

The Company presently conducts an active shareholder relations program. The program involves meeting with a broad spectrum of investors, including briefing sessions for analysts and investment fund managers on reported financial results and other announcements by the Company, as well as meeting with individual investors, members of the press and the public. Shareholders are informed of developments by the Company by the issuance of timely press releases, all of which have been reviewed and approved by the Chief Executive Officer and where appropriate by the Board.

Management of the Company routinely makes itself available to shareholders to respond to questions and concerns. Shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant shareholder concerns are brought to the attention of the management of the Company and the Board.

Under its written mandate, the Board is required to oversee the Company's corporate disclosure policy. The Board monitors the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management of the Board. The Board also monitors the policies and procedures that are in place to maintain a cohesive and positive image of the Company with shareholders, the mining industry, governments and the public generally.

# AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, as a venture issuer, to disclose annually in its Management Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following.

The Company's Audit Committee is governed by the following Audit Committee Charter:

## Audit Committee Charter

*Purpose of the Audit Committee*

The purpose of the Audit Committee of the Company is to provide an open avenue of communication between management, the Company's independent auditor and the Board and to assist the Board in its oversight of:

(a) the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;

(b) the Company's compliance with legal and regulatory requirements related to financial reporting; and

(c) the independence and performance of the Company's independent auditor.

The Audit Committee shall also perform any other activities consistent with this Charter, the Company's Bylaws and governing laws as the Audit Committee or Board deems necessary or appropriate.

The Audit Committee shall consist of at lease three directors. Members of the Audit Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Audit Committee shall elect a

Chairman from among their number. A majority of the members of the Audit Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Audit Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Audit Committee may determine its own procedures.

The Audit Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit the Company's financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Audit Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Audit Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Audit Committee.

*Authority and Responsibilities*

In addition to the foregoing, in performing its oversight responsibilities the Audit Committee shall:

1. Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2. Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3. Review with management and the independent auditor the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4. Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management.

8. Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9. Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10. Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11. Establish and review the Company's procedures for the:

(a) receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

(b) confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12. Conduct or authorize investigations into any matters that the Audit Committee believes is within the scope of its responsibilities. The Audit Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13. Perform such other functions and exercise such other powers as are prescribed form time to time for the Audit Committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the *Business Corporations Act* (British Columbia) and the Articles of the Company.

The Company's Audit Committee is currently comprised of three directors, Bryan Morris (Chair), Geoffrey Harden and Luis Rodriguez-Mariategui Proano. As defined in MI 52-110, Messrs. Morris and Harden are independent. Also as defined in MI 52-110, all members of the Audit Committee are "financially literate".

Since the commencement of the Company's most recently completed financial year, the Company's Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board, and where applicable the Audit Committee, on a case-by-case basis.

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

| Financial Year Ending | Audit Fees | Audit Related Fees | Tax Fees | All Other Fees(1) |
|---|---|---|---|---|
| November 30, 2007 | $41,628 | $nil | $nil | $15,647 |
| November 30, 2006 | $27,500 | $nil | $nil | Nil |

Notes:
(1) Fees related to tax advisory services in connection with the Company's subsidiaries.

## PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Company's management, the only matters to be placed before the meeting are those set out in the Notice of Meeting.

### Appointment of Auditor

The persons named in the enclosed form of Proxy will vote for the appointment of PricewaterhouseCoopers, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company for the ensuing year until the close of the next annual general meeting of shareholders at a remuneration to be fixed by the Directors. PricewaterhouseCoopers was appointed auditor of the Company on January 25, 2000.

### Election of Directors

Directors are elected by the holders of common shares of the Company. The term of office of each of the present directors expires at the Meeting. Each director elected will hold office until the next annual general meeting unless he resigns or his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified under the *Business Corporations Act* (British Columbia) to act as a director.

The Board presently consists of four directors. Although Management is only nominating four individuals to stand for election, the names of further nominees for directors may come from the floor of the Meeting. The Articles of the Company provide that the directors may, between annual general meetings, appoint one or more additional directors to serve until the next annual general meeting but the number of additional directors shall not at any time exceed one-third of the number of directors elected at the previous annual general meeting.

The persons named in the table below are proposed by management for election as directors. Management does not contemplate that any of the nominees will be unable to serve as directors; however, if for any reason any nominee does not stand for election or is unable to serve, proxies in favour of management nominees will be voted for another nominee in management's discretion unless the registered shareholder has specified in the proxy form that the registered shareholder's shares are to be withheld from voting on the election of directors.

The following table and notes thereto state the name of each person proposed to be nominated by management for election as a director, all offices of the Company now held by him or her, the country in which he is ordinarily resident, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares in the capital of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at March 12, 2007.

| Name, Position, Province or State and Country of Residence (1) | Principal Occupation During the Past 5 Years | Term as a Director | Number of Commons Shares (2) |
|---|---|---|---|
| **Anthony Floyd**<br>President, CEO and Director<br>Vancouver, BC Canada | Geologist. President of the Company; President of Lumina Copper Corp. until August 2006 | June 1994 | 1,598,055 |
| **Geoffrey Harden** (3)(4)<br>Director<br>Vancouver, BC Canada | Mining Consultant | May 1996 | Nil |
| **Luis Rodriguez-Mariategui Proano** (3)<br>Director<br>Lima, Peru | Lawyer. Partner in the law firm of Rodriguez-Mariategui & Vidal | September 1994 | 2,667 |
| **Bryan Morris** (3)(4)<br>Director<br>Vancouver, BC Canada | Financial Consultant. Vice-President Business Development of Teck Cominco Limited until his retirement in 2003 | February 2004 | Nil |

Notes:

(1) The information as to province or state and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually.
(2) The information as to common shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually through SEDI as of March 19, 2008.
(3). Denotes member of Audit Committee. Mr. Morris serves as Chair of this Committee.
(4) Denotes member of Compensation Committee. Mr. Harden serves as Chair of this Committee.

The directors and senior officers of the Company, as a group beneficially own, directly or indirectly, an aggregate of approximately 1,600,722 common shares, which together represent 4.14% of the issued and outstanding common shares of the Company as at March 19, 2008.

## Amendment to Fixed Incentive Stock Option Plan

Pursuant to the policies of the TSX Venture Exchange (the "TSXV"), the shareholders of the Company approved the establishment of a fixed incentive stock option plan (the "Plan") in April 2003. The total number of shares issuable pursuant to the Plan is set from time to time by vote of the disinterested shareholders at a shareholders' meeting, that is, votes cast at a meeting other than votes attached to securities beneficially owned by insiders of the Company to whom shares may be issued under the Plan and any associates of such insiders.

The approval of disinterested shareholders is requested in order to provide management with the flexibility to grant incentive stock options without any restrictions with respect to issuances to insiders or their associates other than as prescribed by the TSXV.

Accordingly, the disinterested shareholders of the Company will be asked to approve a resolution establishing the maximum number of shares which may be granted pursuant to the Plan. The following ordinary resolution will be proposed:

"RESOLVED THAT, until otherwise approved by shareholders, the maximum number of shares issuable under the Company's Incentive Stock Option Plan not exceed 7,773,600 common shares, or such greater number that does not exceed 20% of the number of shares issued and outstanding as at the date this resolution is voted upon."

## OTHER MATTERS

Management knows of no matters to come before the meeting other than as set forth in the Notice of Meeting and this Management Information Circular. However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy, exercising discretionary authority.

## ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on the SEDAR website at www.sedar.com or on the Company's website at www.incapacific.com. Financial information relating to Inca Pacific Resources Inc. is provided in the Company's consolidated financial statements and management discussion and analysis ("MD&A") for the financial year ended November 30, 2007. Shareholders may contact the Company to request copies of the financial statements and MD&A by contacting the Company at:

Inca Pacific Resources Inc.
Suite 1550, 625 Howe Street
Vancouver, British Columbia
Canada V6C 2T6

Tel: 604-687-3727
Fax: 604-687-7041
Email: info@incapacific.com

## APPROVAL

The content and sending of this Management Information Circular has been approved by the Company's Board. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED this 20th day of March, 2008

*/s/ Anthony Floyd*

Anthony Floyd
President and Chief Executive Officer

[illegible]

[redacted]

82-34714

Annual Report 2007

**IMPERIAL METALS** CORPORATION



ARI S
12-31-07



discover . develop . operate

# discover develop operate



# President's Message

The highlight of 2007, and a major milestone for the Red Chris project, was the drill hole intersection which graded 1.01% copper and 1.26 g/t gold from surface to a depth of 1084 metres. This is one of the most remarkable intersections drilled in British Columbia, and the best hole drilled in Imperial's history.

The results of the 2007 drill program confirmed the Red Chris copper-gold deposit is much larger than the 2004 measured and indicated resource of 446 million tonne estimate grading 0.36% copper and 0.29% g/t gold. Further work to establish the full size and extent of the Red Chris orebody and the amenability of the deeper portions to bulk underground mining techniques will be undertaken. Plans for 2008 include construction of an exploration trail into the site so follow up drilling can be conducted without helicopter support.

The key factors impacting the mine development at Red Chris are the construction of a power line to supply grid power to northwest British Columbia, and resolution of the challenge to the screening report issued in connection with the Federal environmental assessment review.

The Canadian Environmental Assessment Act screening report challenge that is under appeal does not affect the Provincial Environmental Certificate issued for Red Chris. We expect the challenge to the Federal environmental assessment of Red Chris will be resolved by the end of 2008, either by completion of a comprehensive study or by judicial confirmation of the right of Federal responsible authorities to assess projects such as Red Chris by way of a screening report.

As for grid power to the northwest sector of the Province, in October 2007 the Government of British Columbia announced it would build a power line from Meziadin to Bob Quinn and upgrade the existing power line from Terrace to Meziadin. Subsequently in November 2007 the Government placed the power line project on hold. Imperial is part of a coalition comprised of multiple stakeholders including municipalities, First Nations, mining and mineral exploration companies, independent power producers, suppliers, contractors, engineering firms, transportation firms and other independent business enterprises, that believes it can demonstrate to the Province the necessity of continuing work on the power line based on the combined potential of projects, both power consuming and power producing, in the northwest sector of British Columbia.

At the Sterling gold project, a 3,352 foot underground ramp was completed to advance exploration efforts and gain access to the 200,000 tonne resource grading 7.41 g/t gold in the 144 zone. The ramp intersected mineralized breccias, east of a latite dike forming the eastern boundary of the 144 zone, which bodes well for expansion of this zone. Underground diamond drilling is underway to further define and expand the known 144 zone gold resource.

Mount Polley mine production of 51 million pounds copper was lower than forecast as the Wight pit ore could not be delivered in the quantities budgeted. Highwall remediation work in the Wight pit interfered with the production schedule and also added costs, with the hiring of a contractor to assist in stripping and to unload the western highwall of the Wight pit. The contract equipment was demobilized at the end of February 2008 following completion of this work.

Stripping in the Springer pit is well advanced, with more than 8 million tonnes removed to date. The Springer pit will be the major source of ore when the Wight and Bell pits have been exhausted. A large resource of copper mineralization beneath the Wight pit has been outlined. It will be investigated as a potential underground operation upon completion of the open pit.

Exploration drilling at Mount Polley in 2007 tested eight zones on the property and provided further encouraging results. Drilling included 121 diamond drill holes totaling 39,503 metres compared to 123 diamond drill holes totaling 26,240 metres in 2006. The highlights of this drilling include expansion and delineation of mineralization at the Pond zone, C2 zone and in particular, the Springer zone. The drilling intersected significant intercepts to the north and northwest of the planned Springer pit. The biggest step out in this area is hole JZ07-02, collared 650 metres northwest of the planned pit final design, which returned 165.0 metres grading 0.38% copper and 0.20 g/t gold.

Mill feed at Huckleberry is now sourced exclusively from the Main Zone Extension pit. This pit will extend mine life to the year 2010 but annual production will be reduced as the copper grade there is approximately 0.35% compared to historic grades of nearly 0.5%.

Production costs at both Mount Polley and Huckleberry continue to increase with labour, fuel, and virtually all other costs rising. Also, the Canadian dollar continues to gain against its US counterpart with negative impact on operating margins. Balancing these factors, metal prices have remained high on continued strong demand and less than anticipated supply. At the current prices, we expect Huckleberry and Mount Polley to continue providing positive cash flow to fund our growth.

We thank all those involved in our activities for their support, and we look forward to working with our employees and stakeholders to continue growing our corporation.

J. Brian Kynoch
President

# Management's Discussion and Analysis

## FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis is a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of March 13, 2008. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

## OVERVIEW

Effective January 1, 2007 Imperial regained joint control of Huckleberry and therefore in accordance with generally accepted accounting principles the Company accounts for Huckleberry on the proportionate consolidation basis commencing January 1, 2007. Revenues from Huckleberry are comparable to those at Mount Polley and therefore this change in accounting will increase the income statement line items by a significant amount as Imperial has a 50% interest in Huckleberry. This approximation is based on the assumption of equal shipments of concentrate per year, however actual results will vary by mine due to shipping schedules. Revenue recognition coincides with concentrate title transfer, which usually takes place upon shipment to smelter.

Revenues were $265.0 million in 2007 compared to $211.4 million in the 2006. The increase reflects the inclusion of Huckleberry offset by lower revenue from Mount Polley. Although the copper price per pound averaged higher in US Dollars in 2007 compared to 2006 this increase was offset by the decline in the average US Dollar/CDN Dollar exchange rate over the same period. In CDN Dollar terms the average copper price in 2007 was within 1% of the 2006 average copper price.

Revenue in the fourth quarter of 2007 was reduced by $12.0 million for the revaluation of accounts receivable for shipments settling in 2008. The revaluation was due to the copper price at December 31, 2007 being significantly lower than the copper price when the revenue was initially recorded. A significant portion of these shipments settled in January and February 2008 at prices higher than those at December 31, and these adjustments will be reflected as additional revenue in the first quarter of 2008.

Operating income decreased to $57.2 million from $96.6 million in 2006 as result of lower contribution margins from mine operations and higher share based compensation expense. In 2006 the Company recorded equity income from the Huckleberry mine of $33.7 million. Due to the change in accounting policy there is no comparable item in 2007.

Net income for the year ended December 31, 2007 was $22.7 million ($0.71 per share) compared to $82.0 million ($2.75 per share) in 2006. The reduced net income is the result of lower contributions from Mount Polley and Huckleberry, higher income tax provisions and increased share based compensation expense following a change in the payment alternative pursuant to the option plans which affect the accounting for this item.

Adjusted net income in 2007 was $31.9 million ($1.00 per share) compared to $72.8 million ($2.44 per share) in 2006. Adjusted net income is calculated by removing the gains or losses, net of related income taxes, resulting from mark to market revaluation of copper hedging not related to the current period and removing the unrealized share based compensation expense, net of taxes, as further detailed on the following table.

**Calculation of Adjusted Net Income**

Years Ended December 31

| [expressed in thousands of dollars, except share amounts] | | 2007 | | 2006 |
|---|---|---|---|---|
| Net Income as reported | $ | 22,729 | $ | 82,007 |
| Unrealized loss (gain) on derivative instruments, net of tax (a) | | 3,700 | | (9,214) |
| Unrealized share based compensation expense, net of tax (b) | | 5,456 | | - |
| Adjusted Net Income (c) | $ | 31,885 | $ | 72,793 |
| Adjusted Net Income Per Share (c) | $ | 1.00 | $ | 2.44 |

(a) Derivative financial instruments are recorded at fair value on the balance sheet, with changes in the fair value, net of taxes, flowing through net income. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying copper hedged.

(b) Effective with the June 30, 2007 quarter, the Company's employee stock option plan provides for a cash payment option. Accordingly, the intrinsic value of the outstanding vested options is recorded as a liability on the Company's balance sheet and periodic changes in the intrinsic value, net of taxes, flow through net income.

(c) Adjusted net income and adjusted net income per share are not terms recognized under generally accepted accounting principles however it does show the current year's financial results excluding the effect of items not settling in the current year.

The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

Cash flow decreased to $61.9 million in 2007 from $70.4 million in 2006. The $8.5 million decrease is the result of lower cash flow from Mount Polley partially offset by the inclusion of the 50% of cash flow from Huckleberry. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances. The Company believes cash flow is useful to investors and it is one of the measures used by management to assess the financial performance of the Company.

Capital expenditures were $47.7 million, up significantly from $23.7 million in 2006 on increased capital and exploration spending and the inclusion of capital expenditures at Huckleberry in 2007. In addition the Company spent $58.7 million in 2007 to complete the acquisition of bcMetals.

Expenditures in 2007 were financed by cash flow from the Mount Polley and Huckleberry mines and the proceeds from the exercise of warrants and options. At December 31, 2007 the Company had $30.3 million (2006-$22.0 million) in cash and cash equivalents and short term investments.

**Derivative Instruments**

The Company has not hedged gold, silver or the CDN/US Dollar exchange rate, only copper. During 2007 the Company recorded $19.7 million in losses on derivative instruments for copper compared to losses of $26.6 million in 2006. These losses result from the mark to market valuation of the derivative instruments based on changes in the price of copper. The Company does not use hedge accounting therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

The Company utilizes a variety of instruments for hedging including the purchase of puts, forward sales and the use of min/max zero cost collars. Imperial's income or loss from derivative instruments may be very volatile from period to period as a result of changes in the copper price compared to copper price at the time when these contracts were entered into and the type and length of time to maturity of the contracts.

Hedges for Mount Polley cover about 50% of 2008 copper settlements via min/max zero cost collars. Hedges for Huckleberry include puts extending out to the first quarter of 2010 covering about 90% of copper settlements in the period and forwards sales to the first quarter of 2009 covering about 50% of copper settlements in the period.

At December 31, 2007 the Company has unrealized income of $3.5 million on its derivative instruments. This represents an increase in fair value of the derivative instruments from the dates of purchase to December 31, 2007 primarily due to the decline in the price of copper in the month of December 2007. Refer to Note 14 to the audited consolidated financial statements for the year ended December 31, 2007 for further details.

The Company has granted security to certain hedge counterparties to cover potential losses in excess of the credit facilities granted by the counterparties. At December 31, 2007 the Company had $1.0 million on deposit with a counterparty.

**Share Based Compensation Expense**

During the June 2007 quarter the shareholders of the Company approved an amendment to the Company's stock option plans (the "Plan") that provides option holders the right to receive common shares or a direct cash payment in exchange for options exercised. The amendment to the Plan balances the need for a long term compensation program to retain employees and the concerns of shareholders regarding the dilution caused by the exercise of stock options. As a result of the change to the Plan, generally accepted accounting principles result in a liability and related expense being recorded for the intrinsic value of the stock options. Additionally, payments made to option holders by the Company are deductible for income tax purposes.

As a result of the amendment to the Plan, the Company recorded an initial expense of $11.9 million for the expected cash settlements based on the intrinsic value of the outstanding stock options (the difference between the exercise price of the stock options and the market price of the Company's common shares). The liability associated with the Company's stock options are revalued quarterly to reflect changes in the market price of the Company's common shares and the vesting of additional stock options. The net change is recognized in net income for the period.

**Selected Annual Financial Information**

| Years Ended December 31<br>(expressed in thousands of dollars, except share amounts) | | 2007 | | 2006 | | 2005 |
|---|---|---|---|---|---|---|
| Total Revenues | $ | 264,987 | $ | 211,447 | $ | 71,077 |
| Net Income | $ | 22,729 | $ | 82,007 | $ | 21,569 |
| Net Income per share | $ | 0.71 | $ | 2.75 | $ | 0.77 |
| Diluted Income per share | $ | 0.70 | $ | 2.63 | $ | 0.74 |
| Adjusted Net Income (2) | $ | 31,885 | $ | 72,793 | $ | 26,754 |
| Adjusted Net Income per share (2) | $ | 1.00 | $ | 2.44 | $ | 0.95 |
| Working Capital (Deficiency) | $ | 9,030 | $ | 37,093 | $ | (18,886) |
| Total Assets | $ | 320,741 | $ | 214,096 | $ | 135,434 |
| Total Long Term Debt (including current portion) | $ | 9,514 | $ | 15,571 | $ | 18,798 |
| Cash dividends declared per common share | $ | 0.00 | $ | 0.00 | $ | 0.00 |
| Cash Flow (1) | $ | 61,876 | $ | 70,364 | $ | 8,200 |
| Cash Flow per share (1) | $ | 1.94 | $ | 2.36 | $ | 0.29 |

(1) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

(2) Refer to table above under heading Adjusted Net Income for details of the calculation of these amounts.

The reporting currency of the Company is the CDN Dollar. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles.

## DEVELOPMENTS DURING 2007

### General

Copper prices were on average higher in 2007 than in 2006, averaging about US$3.23/lb compared to US$3.05/lb in 2006. The US Dollar declined during 2007 ending the year weaker against the CDN Dollar. Factoring in the decline in the average exchange rate the price of copper in CDN Dollar terms averaged CDN$3.47/lb in 2007, almost identical to the CDN$3.46/lb average in 2006.

Continued increases in certain costs resulting from changes in market conditions for such items as labour, fuel and other consumables, impact the profitability of Mount Polley, Huckleberry and of resource projects generally. The Company will seek to adopt exploration and development strategies that will mitigate the impact of these new market conditions.

### Mount Polley

Production during 2007 at Mount Polley was less than budgeted due to decreased delivery to the mill of Wight pit ore. To increase waste stripping and enable more Wight pit ore to be released to the mill, a contractor was mobilized in the second half of 2007 to move additional waste, and subsequently to unload a portion of the Wight pit highwall. This was completed by February 2008.

Production for the past three years is provided in the following table.

| | Year Ended December 31, 2007 | Year Ended December 31, 2006 | *Year Ended December 31, 2005 |
|---|---|---|---|
| Ore milled (tonnes) | 6,444,112 | 6,235,221 | 4,814,083 |
| Ore milled per calendar day (tonnes) | 17,655 | 17,083 | 16,209 |
| Grade % - Copper | 0.461 | 0.474 | 0.391 |
| Grade g/t - Gold | 0.242 | 0.265 | 0.295 |
| Recovery % – Copper | 78.66 | 85.31 | 73.1 |
| Recovery % – Gold | 69.34 | 71.89 | 67.1 |
| Copper produced (lbs) | 51,506,144 | 55,548,194 | 30,328,771 |
| Gold produced (oz) | 34,833 | 38,164 | 30,635 |
| Silver produced (oz) | 370,731 | 422,568 | 234,355 |

* March 8-December 31, 2005

Stripping of the Springer pit is well advanced with 6.1 million tonnes removed in 2007, and the pit has begun to supply some feed to the mill. This pit will be the major source of mill feed after 2008, as the Wight and Bell pits will be completed in 2008.

In February 2008 the Company's unionized workforce at Mount Polley ratified an extension to the collective agreement to December 31, 2012.

### Huckleberry

Effective January 1, 2007 Imperial regained joint control of Huckleberry and therefore in accordance with generally accepted accounting principles the Company accounts for Huckleberry on the proportionate consolidation basis commencing January 1, 2007. The Company owns 50% of the common shares of Huckleberry Mines Ltd, the owner and operator of the Huckleberry mine.

The financial results of Huckleberry continue to have a significant impact on Imperial's results. Huckleberry contributed $11.1 million in net income to Imperial in 2007 compared to $33.7 million in equity income to Imperial in 2006. Huckleberry's net income declined in 2007 from 2006 due to lower sales volumes and increased losses from derivative instruments. A ship scheduled for arrival in late December was delayed and did not arrive and load until early 2008 and this deferred revenue from 2007 to 2008. Note 17 to the audited consolidated financial statements of the Company discloses the impact of Huckleberry operations on the financial position and results of operations of Imperial.

The following table provides Huckleberry's total mine production, 50% of which is allocable to Imperial.

| | Year Ended December 31, 2007 | Year Ended December 31, 2006 | Year Ended December 31, 2005 |
|---|---|---|---|
| Ore milled (tonnes) | 6,477,600 | 6,646,200 | 6,951,000 |
| Ore milled per calendar day (tonnes) | 17,747 | 18,209 | 19,044 |
| Ore milled per operating day (tonnes) | 18,789 | 19,732 | 20,790 |
| Grade (%) – Copper | 0.442 | 0.556 | 0.552 |
| Grade (%) – Molybdenum | 0.013 | 0.015 | 0.014 |
| Recovery (%) – Copper | 87.4 | 86.9 | 87.40 |
| Recovery (%) – Molybdenum | 16.3 | 14.3 | 24.80 |
| Copper produced (lbs) | 55,145,000 | 70,838,000 | 73,897,000 |
| Gold produced (oz) | 5,847 | 9,255 | 10,401 |
| Silver produced (oz) | 212,735 | 246,353 | 265,741 |
| Molybdenum produced (lbs) | 304,224 | 306,250 | 539,949 |

The pit wall failure in the East pit at Huckleberry in mid 2007 did not affect mill throughput but resulted in the milling of lower grade Main Zone Extension and stock pile ore which reduced profit margins. For the remainder of the mine life, production will be from the Main Zone Extension pit, and annual copper production will be reduced to approximately 40 million pounds as the grade in this pit is about 0.35% copper.

During 2007 Imperial received dividends of $12.5 million from Huckleberry. As a result of the change in accounting for Huckleberry to the proportionate consolidation basis commencing January 1, 2007 movement of cash between Huckleberry and Imperial via payment of dividends is not reflected in Imperial's consolidated financial statements because Imperial's share of Huckleberry cash is already included in Imperial's consolidated cash balances.

**Red Chris**

In mid 2006 the Company launched a takeover bid for bcMetals Corporation, owner of the Red Chris project located in northern British Columbia. In April 2007 the Company completed the takeover of bcMetals at a cost of $68.6 million. The acquisition of bcMetals was funded from cash on hand and a $40.0 million short term loan facility.

During 2007 the Company spent $1.4 million on drilling deep holes under the known orebody with very encouraging results.

The development of the Red Chris project into a mine is dependant upon a number of factors including the construction of a power line to service the northwest portion of British Columbia and the resolution of the challenge to the Federal environmental assessment review as further described in Note 22(a) to the audited consolidated financial statements.

**Exploration**

At Mount Polley exploration expenditures were $4.8 million in 2007 compared to $3.0 million in 2006. With the expanded land base, ongoing exploration at Mount Polley focused on identification of additional mineralized zones and expansion of identified zones. Drilling in 2007 tested eight zones on the property and provided further encouraging results. Drilling in 2007 included 121 diamond drill holes totaling 39,503 metres compared to 123 diamond drill holes totaling 26,240 metres in 2006.

Highlights for 2007 include expansion and delineation of mineralization at the Pond zone, C2 zone and particularly at the Springer zone. Springer will provide most of the mill feed in the coming years at Mount Polley and drilling there has intersected significant intercepts to the north and northwest. The biggest step out is in hole JZ07-02, collared 650 metres northwest of the planned pit final design which returned 165.0 metres grading 0.38% copper and 0.20 g/ t gold. Earlier in the season drilling had confirmed additional deep mineralization to the west of the pit design.

Exploration in 2008 will continue to focus on finding near surface ore to provide supplemental feed to the mill and to find additional Northeast zone type deposits.

At Huckleberry, exploration targets during the 2007 to early 2008 field season were drill tested on projects generated in the course of regional exploration. At the Huckleberry mine site, 22 diamond drill holes and 16 reverse circulation rotary drill holes were used to test targets adjacent to Main Zone Expansion and East zone pits. Off site, 77 reverse circulation and 13 diamond drill holes were used to test regional exploration targets.

For the 2008 field season, targets arising from the regional exploration program will continue to be pursued, and seven diamond drill holes are planned to test for supergene enrichment on the Upper Ridge zone at Whiting Creek.

At Sterling the Company completed construction of a 3,352 foot decline to access the 144 zone in 2007. Underground drilling commenced in early 2008 with the objective of outlining sufficient reserves to restart mining operations. Mineral resources for the 144 zone drilled to date are 194,640 tonnes, grading 7.41 g/t gold containing over 45,000 ounces of gold. Drilling on additional targets in the Sterling area also commenced in early 2008 after completion of surface work in 2007.

At Red Chris, six diamond drill holes were drilled to test the depth extent of the Main and East zones. One of the six holes drilled to a depth of over one kilometer in the East zone, intercepted 1024.1 metres grading 1.01% copper and 1.26 g/t gold, the best hole ever drilled by the Company and one of the longest mineralized intercepts ever drilled in British Columbia. That drill hole collared in high grade, was mineralized over its entire length and ended in high grade indicating that the zone has good potential for expansion.

Also in the 2007 drill program, a second drill hole was collared 725 metres to the west of the first one. It returned 996 metres grading 0.40 % copper and 0.38 g/t gold. It also was continuously mineralized from the collar to the final depth and although the grade was lower, that result lends great credence to the size potential for the zone. Further drilling is planned to follow up on the excellent results of this initial test of the depth extent of the Red Chris copper gold deposit.

The Company also drilled various targets at Giant Copper, Bear, Falls Creek, and Porcher Island during 2007.

## RISK FACTORS

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

**Risks Inherent in the Mining and Metals Business**

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non productive for reasons that cannot be anticipated in advance. Title Claims can impact the exploration, development, operation and sale of any natural resource project. Availability of skilled people, equipment and infrastructure (including roads, ports, power supply) can constrain the timely development of a mineral deposit. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. The Company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

**Commodity Price Fluctuations and Hedging**

The results of the Company's operations are significantly affected by the market price of base metals and gold which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Company's control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the US Dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below the Company's cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production at any or all of its mines.

The objectives of any hedging programs that are in place are to reduce the risk of a decrease in a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of the Company's business. There are, however, risks associated with hedging programs including (among other things), an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counter-party risks, liquidity issues with funding margin calls to cover mark to market losses and production interruption events. The Company's results of operations are also affected by fluctuations in the price of labour, electricity, fuel, steel, chemicals, blasting materials, transportation and shipping and other cost components.

**Competition for Mining Properties**

Because the life of a mine is limited by its ore reserves, the Company is continually seeking to replace and expand its reserves through the exploration of its existing properties as well as through acquisitions of new properties or of interests in companies which own such properties. The Company encounters strong competition from other mining companies in connection with the acquisition of properties.

**Sale of Products and Future Market Access**

The Company is primarily a producer of concentrates. These must be processed into metal by independent smelters under concentrate sales agreement in order for the Company to be paid for its products. There can be no assurance or guarantee that the Company will be able to enter into concentrate sale agreements on terms that are favorable to the Company or at all. Access to the Company's markets is subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which the Company is aware that do, or could, materially affect the Company's access to certain markets, there can be no assurance that the Company's access to these markets will not be restricted in the future.

**Mineral Reserves and Recovery Estimates**

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral reserves in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The Company's reserves and resources are estimated by persons who are employees of the respective operating Company for each of our operations under the supervision of employees of the Company. These individuals are not "independent" for purposes of applicable securities legislation. The Company does not use outside sources to verify reserves or resources. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

**Currency Fluctuations**

The Company's operating results and cash flow are affected by changes in the CDN Dollar exchange rate relative to the currencies of other countries, especially the US Dollar. Exchange rate movements can have a significant impact on operating results as a significant portion of the Company's operating costs are incurred in CDN Dollars and most revenues are earned in US Dollars. To reduce the exposure to currency fluctuations the Company may enter into foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on the Company. In addition, foreign exchange contracts expose the Company to the risk of default by the counterparties to such contracts, which could have a material adverse effect on the Company.

**Interest Rate Risk**

The Company's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage liquidity and capital requirements. The Company has incurred indebtedness that bears interest at fixed and floating rates, and may enter into interest rate swap agreements to manage interest rate risk associated with that debt. There can be no assurance that the Company will not be materially adversely affected by interest rate changes in the future, notwithstanding its possible use of interest rate swaps. In addition, the Company's possible use of interest rate swaps exposes it to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on the Company.

**Financing**

The amount of cash currently generated by the Company's operations may not be sufficient to fund projected levels of exploration and development activity and associated overhead costs. The Company may then be dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.

**Environment**

Environmental legislation affects nearly all aspects of the Company's operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. The Company's historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. There can be no assurances that the Company will at all times be in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company's operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

**Foreign Activities**

The Company operates in the United States and from time to time in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavorable political climate may make it difficult for the Company to obtain financing for projects in some countries.

**Legal Proceedings**

The nature of the Company's business may subject it to numerous regulatory investigations, claims, lawsuits and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

## CRITICAL ACCOUNTING ESTIMATES

The critical accounting policies adopted by the Company and used in preparation of its consolidated financial statements include the following:

*(a) Mineral Properties*

Mineral properties represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions.

The costs associated with mineral properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition. The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mineral properties in Note 6 to the audited consolidated financial statements for the year ended December 31, 2007.

The resource value represents the property interests that are contained in the measured and indicated resources that are not within the proven and probable reserves. Exploration potential is:

(i) mineralization included in inferred resources;

(ii) areas of potential mineralization not included in any resource category

Resource value and exploration potential value is noted as non-depletable mineral properties in Note 6 to the audited consolidated financial statements. At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

Capitalized costs are depleted and depreciated by property using either a unit-of-production method over the estimated recoverable proven and probable reserves at the mines to which they relate, or for plant and equipment, using the straight line method over their estimated useful lives of 4-12 years for mobile mine equipment and vehicles and 4-5 years for office, computer and communications equipment.

Maintenance and repairs are charged to operations when incurred. Renewals and betterments, which extend the useful life of the assets, are capitalized.

The Company follows the method of accounting for pre-production and exploration properties whereby all costs related to acquisition, exploration and development are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed for initial mine development and plant construction, and operating costs, net of revenues, incurred prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations using the unit-of-production method by property based upon estimated recoverable reserves.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties, and on future profitable production or proceeds from the disposition thereof.

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method.

The Company evaluates the carrying value of its mineral properties on a regular basis using various methods depending on the state of development of the property. If it is determined that the estimated future cash flows from its mineral properties or other measurement are less than the carrying value based on information and conditions at the date of assessment, then a writedown to the estimated fair value is made.

*(b) Depreciation, Depletion and Amortization*
Described in (a) above are the methods used by the Company to determine the depreciation, depletion and amortization of its producing mineral properties. The majority of capitalized costs are depreciated, depleted or amortized using a unit-of-production basis. This method relies on management's estimate of the ultimate amount of recoverable reserves, an amount that is dependant on a number of factors including the extent and grade of the ore, commodity prices, capital, mining, processing and reclamation costs, and success of exploration activities identifying additional mineral reserves.

*(c) Future Site Reclamation Costs*
The Company initially recognizes the future site reclamation costs at its fair value in the period in which it is incurred, with a corresponding addition to the related asset for these costs. The cost of the asset is amortized over the life of the asset as an expense based on the Company's accounting policy for depreciation, depletion and amortization. Following the initial recognition of the future site reclamation costs, the liability is increased each period to reflect the interest element included in the initial measurement of their fair value. Adjustments to the future site reclamation cost liability are also made in each period for changes in the estimated amount, timing and cost of the future work to be carried out.

*(d) Share Based Compensation*
The Company has stock option plans that provide all option holders the right to elect to receive either common shares or a direct cash payment in exchange for the options exercised. Stock based compensation is accounted for using the intrinsic value method. Under this method, the Company accrues a liability for stock options based on the excess of the market price of the Company's common shares over the exercise price. The accrued liability is adjusted at each balance sheet date for the effect of stock option grants, vesting of stock options, stock options exercised, as well as the effect of changes in the underlying price of the Company's common shares. The net effect of these items is charged or credited to share based compensation expense. Any consideration received on the exercise of stock options is credited to share capital.

*(e) Derivative Instruments*
The Company uses derivative financial instruments to manage its exposure to metal prices and foreign exchange rates. Derivative financial instruments are measured at fair value and reflected on the balance sheet. The Company does not apply hedge accounting to derivative financial instruments and therefore any gains or losses resulting from the changes in the fair value of the derivative financial instrument are included in income at each balance sheet date. Gains or losses resulting from changes in the fair value of hedged items are included in income or expense on the date the related hedged item is settled.

*(f) Convertible Debentures*
Convertible debentures are a compound financial instrument. Accordingly, the fair value of the conversion privilege forming part of the convertible debenture is classified as part of shareholders' equity with the balance of the proceeds classified as a financial liability. The carrying value of the financial liability is accreted to the principal amount as additional interest expense over the term of the convertible debenture.

*(g) Revenue Recognition*
Estimated mineral revenue, based upon prevailing metal prices, is recorded in the consolidated financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counterparties under terms of the off take arrangements. The estimated revenue is recorded based on metal prices and exchange rates on the date of shipment and is adjusted at each balance sheet date to the date of settlement metal prices. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices and changes in quantities arising from final weight and assay calculations.

*(h) Income Taxes*
The Company accounts for income taxes using the asset and liability method. Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such assets will be ultimately realized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

The tax deduction for the expenditures incurred related to flow through share financings has been assigned to the related shareholders, resulting in a future income tax liability which has been recorded as a charge to share capital when the expenditures are renounced. Any change in the valuation allowance relating to this future income tax liability is recorded as a future income tax recovery in the statement of income.

## RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

Over the next few years Canadian generally accepted accounting principles for public companies will converge with International Financial Reporting Standards ("IFRS"). The impact of IRFS on the Company's financial reporting is being evaluated. The transition will be completed by 2011.

Several new accounting standards will be applicable to the Company commencing January 1, 2008 with most focused on providing additional disclosure on various items.

(a) CICA 1400 General Standards of Financial Presentation – this standard requires management to assess and disclose the ability of the Company to continue as a going concern.

(b) CICA 1535 Capital Disclosures – this new disclosure requires the Company to disclose qualitative information about its objectives, policies and processes for managing capital. The Company must also disclose quantitative data about what it regards as capital and whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

(c) CICA 3031 Inventories – the new standard provides more guidance on the determination of cost and requires the allocation of overhead expenses and other costs to inventory. Inventories must be measured at the lower of cost and net realizable value. Consistent use must be made of the method of determining inventory. Reversal of previous writedowns is required when there is a subsequent increase in the value of inventories. The amount of inventories recognized as an expense during the period shall be disclosed. Except for the new guidance on reversal of writedowns the Company's current practice for valuing inventory is substantially in accordance with the new standard and therefore the financial results of the Company are not expected to be materially affected by the new standard.

(d) CICA 3862 and 3863 Financial Instrument Disclosures – The new standard establishes additional disclosures about financial instruments and non-financial derivatives. The Company must disclose the significance of financial instruments on its financial position and performance. Disclosures about fair value are also revised. There are new requirements to disclose qualitative and quantitative information about exposure to risks arising from financial instruments, including management's objectives, policies and process for managing risks and information about the extent to which the Company is exposed to credit risk, liquidity risk and market risk.

The Company is still evaluating the impact of these new accounting standards, however their adoption is not expected to have a material impact on the financial position and results of operations of the Company.

## CHANGE IN ACCOUNTING POLICIES

The Company adopted the provisions of Sections 3855, Financial Instruments–Recognition and Measurement, 3861–Financial Instruments–Disclosure and Presentation, 3251 Equity, 3865 Hedges and 1530, Comprehensive Income, on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result of adopting these new standards, the Company recorded an increase of $0.2 million to marketable securities, a decrease of $0.1 million to future income tax assets and an adjustment of $0.1 million as a one-time cumulative effect of a change in accounting policy in opening retained earnings.

Also under Section 3855, the Company adopted a policy to expense debt financing fees when they are incurred and as a result the Company recorded an adjustment to decrease opening retained earnings by $0.2 million and increase future income tax assets by $0.1 million to eliminate the deferred financing costs of $0.3 million that were capitalized and amortized under the Company's previous accounting policy.

## RESULTS OF OPERATIONS FOR 2007 COMPARED TO 2006

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2007.

**Financial Results**

*Overview*

Revenues increased to $265.0 million for the year ended December 31, 2007 from $211.4 million in the year ended 2006. The increase reflects the inclusion of Huckleberry offset by lower revenue from Mount Polley.

In the year ended December 31, 2007 Imperial recorded net income of $22.7 million ($0.71 per share) compared to net income of $82.0 million ($2.75 per share) in the prior year. The lower net income in 2007 was primarily as result of lower contribution margins from operations and higher share based compensation expense.

The financial results of the Company are closely tied to the profitability of the Mount Polley and Huckleberry mines. The Mount Polley mine contributed $40.1 million to Imperial's operating income in 2007 compared to $107.3 million in 2006. Huckleberry contributed $40.9 million to Imperial's operating income in 2007 versus $44.3 million in 2006.

The Company's share of Huckleberry's net income in the year ended December 31, 2007 was $11.1 million compared to $33.7 million in 2006. Huckleberry's net income declined in 2007 from 2006 due to lower sales volumes which included the timing of a shipment scheduled for December 2007 that will not be realized until 2008 due to ship arrivals and increased losses from hedging.

Imperial's net income in both 2007 and 2006 was reduced by losses on derivative instruments totaling $19.7 million and $26.6 million respectively. These derivative instruments were put in place to provide cash flow protection against declines in the price of copper.

*Mineral Production and Transportation Costs*

Mineral production and transportation costs were $158.0 million in 2007 comprised of $117.8 million from Mount Polley and $40.2 million representing the Company's 50% share of Huckleberry. This compares to $90.2 million in 2006, which did not include the costs from Huckleberry. Increased costs at Mount Polley were mainly related to mining costs as major truck overhauls, increased haul distances, and diesel fuel costs led to higher costs. Ocean freight rates for the transportation of concentrates to market were drastically higher as our average rate for shipments from Vancouver to smelters in Japan and China increased approximately 50% from 2006 to 2007.

The pit wall failure in the East pit at Huckleberry in mid 2007 did not affect mill throughput but resulted in the milling of lower grade Main Zone Extension and stock pile ore which reduced profit margins.

Production during 2007 at Mount Polley was less than budgeted due to decreased delivery to the mill of Wight pit ore. To increase waste stripping and enable more Wight pit ore to be released to the mill, a contractor was mobilized in the second half of 2007 to move additional waste, and subsequently to unload a portion of the Wight pit highwall. This work was completed in February 2008.

*Mineral Property Holding Costs*
Mineral property holdings costs increased to $1.1 million in the year ended December 31, 2007 compared to $0.8 million in the year ended December 31, 2006. The increase is due to the addition of the Red Chris project.

*Depletion, Depreciation and Amortization*
Depletion, depreciation and amortization increased to $22.7 million in 2007 from $12.9 million in 2006 as a result of the inclusion of the Huckleberry mine in 2007.

*General and Administration*
General and administration expense increased to $2.1 million in 2007 from $2.0 million in 2006 as corporate activities increased during 2007 requiring additional staff, higher compensation and support costs related to the expanded activities of the Company.

*Share Based Compensation*
Share based compensation expense increased to $10.9 million in 2007 from $2.1 million in 2006 as a result of the vesting of shares under the Company's stock option plans and the revaluation of the liabilities under the stock option plans due to the addition of the cash payment option to the Company's stock option plans as described under the heading Share Based Compensation Expense [page 3].

*Interest Expense on Long Term Debt*
Interest expense on long term debt decreased to $1.4 million in 2007 from $1.9 million in 2006 due to a lower level of debt and fewer convertible debentures outstanding in the 2007.

*Other Interest Expense*
Other interest expense increased to $2.9 million in 2007 compared to $2.4 million in 2006. The 2007 period included interest on the $40.0 million short term loan facility for acquisition of bcMetals and interest on short term concentrate advances. The 2006 period includes interest on the line of credit facility repaid in July 2006 and other borrowings to support working capital requirements.

*Interest Accretion on Short and Long Term Debt*
Interest accretion decreased to $1.0 million in 2007 from $1.3 million in 2006 as the Company had fewer convertible debentures outstanding during 2007.

*Financing Costs*
Financing costs associated with the loan to acquire bcMetals totaled $0.4 million in 2007. The 2006 financing costs of $1.0 million were related to the convertible debentures and the line of credit facility. As a result of the change in accounting policy for these items the balances at January 1, 2007 were charged to retained earnings and therefore there is no comparable item in 2007.

*Foreign Exchange Loss*
The US Dollar declined by 15% against the CDN Dollar during 2007. The $6.6 million foreign exchange loss recorded in 2007 versus nil in 2006 is attributable to holding US Dollar denominated cash, accounts receivable and derivative instruments, partially offset by gains on short term debt. These US Dollar balances are the result of the operations at the Mount Polley and Huckleberry mines.

*Losses on Derivative Instruments*
During the year ended December 31, 2007 the Company entered into additional hedge contracts for the sale of copper to protect the Company's cash flow against a decline in the price of copper. None of the Company's contracts qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. Changes in valuation of this hedge position and the hedge position carrying over from 2006 resulted in a loss of $19.7 million during the year ended December 31, 2007 compared to a loss of $26.6 million in 2006. The unrealized net gains on the hedge contracts outstanding at December 31, 2007 totaled $3.5 million. The ultimate gain or loss on these contracts will be determined by the copper prices in the periods when these contracts settle.

*Income and Mining Taxes*
Income and mining taxes decreased to $15.1 million in 2007 from $21.8 million in 2006. Huckleberry became taxable in 2007 as a result of utilizing all its loss carry forwards and other tax deductions. Imperial's share of the cash taxes paid by Huckleberry in 2007 was $12.5 million compared to nil in 2006. A total of $1.3 million was paid for mineral taxes to the Province of British Columbia in 2007 compared to $2.4 million in 2006. Future income tax expense, a non cash item, declined to $1.3 million in 2007 from $19.4 million in 2006. In 2007 the Company recorded a benefit of $5.3 million when future income tax rates fell from 31% to 27%.

**Liquidity & Capital Resources**

*Cash Flow*
The Company had net income of $22.7 million in the year ended December 31, 2007 compared to net income of $82.0 million in 2006. Cash flow was $61.9 million in 2007 compared to cash flow of $70.4 million in the prior year. The $8.5 million decrease is the result of lower cash flow from Mount Polley partially offset by the inclusion of the 50% of cash flow from Huckleberry. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

*Working Capital*

At December 31, 2007 the Company had working capital of $9.0 million, a decline of $28.1 million from a working capital of $37.1 million at December 31, 2006. The December 31, 2007 working capital position reflects the financing arrangements made for the purchase of bcMetals which included a $40.0 million short term loan facility, higher current income taxes and the accrual for share based compensation. With the Mount Polley and Huckleberry mines in operation at historically high copper prices they are generating cash flow which will improve the working capital position of the Company and provide cash for debt reduction or provide funds for exploration or acquisition of mineral properties.

*Property Expenditures and Other Investment Activities*

Property acquisition and development expenditures, excluding the purchase of bcMetals, were $33.1 million in 2007 compared to $19.7 million in 2006. Expenditures of $28.3 million in 2007 included cost for stripping the Springer pit and ongoing capital to maintain and expand productive capacity at the Mount Polley mine. Expenditures at Huckleberry in 2007 were $4.0 million for ongoing capital programs. Development expenditures at Red Chris totaled $0.5 million in the 2007. The 2006 expenditures, all at Mount Polley, were for tailings dam construction and the buyout of haul trucks on rental and other capital additions. Capital expenditures in 2007 and 2006 were financed from cash flow from operations and the proceeds from the exercise of warrants and options.

Exploration expenditures were $14.6 million in 2007 compared to $4.0 million in 2006. The decline ramp at Sterling cost $6.0 million, $4.8 million was spent on exploration at Mount Polley, $1.4 million on exploration at Red Chris and the balance on Giant Copper, Bear, Porcher Island and the exploration properties surrounding Sterling.

The acquisition of bcMetals, which was completed in early 2007, consumed $58.7 million of cash. This acquisition was financed by cash on hand and a $40.0 million credit facility from a related party.

Debt repayment and working capital requirements for 2008 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry. The Company currently does not forecast the requirement for any long term debt or equity financings during 2008 however long term debt may be utilized when terms are favourable. The Company will continue to utilize short term debt, including the $30.0 million short term revolving working capital facility completed in February 2008 to manage its day to day financing needs.

**Debt and Other Obligations**

The Company did not incur any new long term debt during 2007. During the year ended December 31, 2006 the Company financed a portion of its capital expenditures through a $2.4 million long term debt via a five year equipment finance contract at a floating interest rate.

The primary source of short term funding in 2007 was a $40.0 million credit facility with a related party to assist with the purchase of bcMetals. This facility was due on November 30, 2007 and extended to February 29, 2008. The remaining balance of $10.0 million was paid in February 2008 from a new $30.0 million short term revolving working capital facility with a syndicate of lenders. Both these credit facilities are described further under the heading Related Party Transactions [page 13].

Select use of short term debt during both 2007 and 2006 from purchasers of the Company's concentrate was also used to provide working capital to meet day to day cash requirements. A short term debt arrangement to assist with the purchase of $2.9 million of mobile mining equipment was completed in mid 2006 and repaid in mid 2007. The Company utilized short term funding to assist in meeting margin calls on derivative instruments in the first half of 2006 until these losses were settled and the short term debt fully repaid. The $14.5 million revolving Line of Credit facility was also repaid in mid 2006.

There were no conversions of the Company's convertible debentures in 2007. These debentures bear interest at 6% per annum and are due in March 2010. They are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $8.65 per common share. In accordance with the accounting standards for convertible instruments the net proceeds of the convertible debenture has been allocated between debt and equity components at the date of issue and reflected as such in the consolidated balance sheet of the Company. As of December 31, 2007 and 2006 debentures with a face value of $14.0 million remain outstanding.

Payments on the non interest bearing Mount Polley Mine construction loan of $2.9 million are only due when the mine and mill are in operation. Payments are limited to $116,667 per month, to a maximum of $1,166,667 per year. This debt is similar in nature to a capped royalty on operations. This debt is non recourse to Imperial and secured only by the mining property assets on which the funds were invested.

The Company had the following contractual obligations as of December 31, 2007:

| [expressed in thousands of dollars] | 2008 | 2009 | 2010 | 2011 | 2012 | Total |
|---|---|---|---|---|---|---|
| Short term debt | $ 23,222 | $ - | $ - | $ - | $ - | $ 23,222 |
| Long term debt | 4,844 | 2,946 | 1,048 | 676 | - | 9,514 |
| Convertible debentures (1) | - | - | 13,980 | - | - | 13,980 |
| Operating leases | 350 | 316 | 259 | 254 | 107 | 1,286 |
| Capital expenditures and other | 346 | - | - | - | - | 346 |
| Mineral properties (2) | 289 | 372 | 376 | 415 | 408 | 1,860 |
| Total | $ 29,051 | $ 3,634 | $ 15,663 | $ 1,345 | $ 515 | $ 50,208 |

(1) Assumes non conversion of debentures.

(2) Mineral property commitments are payments required to keep the claims or option agreements in good standing. Total for 2012 is for the year 2012 only.

Debt repayment and working capital requirements for 2008 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry, the $30.0 million short term debt facility and other debt or equity financings as may be required.

As at December 31, 2007 the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

**Selected Quarterly Financial Information**

| Three Months Ended [expressed in thousands of dollars, except share amounts, copper price and exchange rate] [unaudited] | | December 31 2007 | | September 30 2007 | | June 30 2007 | | March 31 2007 |
|---|---|---|---|---|---|---|---|---|
| Total Revenues | $ | 32,747 | $ | 84,784 | $ | 93,210 | $ | 54,246 |
| Equity Income from Huckleberry | | - | | - | | - | | - |
| Net Income (Loss) | $ | 13,851 | $ | 7,576 | $ | 3,224 | $ | (1,922) |
| Income per share (1) | $ | 0.42 | $ | 0.23 | $ | 0.10 | $ | (0.06) |
| Diluted Income per share (1) | $ | 0.42 | $ | 0.23 | $ | 0.10 | $ | (0.06) |
| Adjusted Net Income (Loss) (2) | $ | (10,489) | $ | 12,184 | $ | 19,482 | $ | 10,708 |
| Adjusted Net Income (Loss) per share (2) | $ | (0.32) | $ | 0.37 | $ | 0.62 | $ | 0.35 |
| Cash Flow (3) | $ | (6,757) | $ | 22,165 | $ | 24,412 | $ | 22,056 |
| Cash Flow per share (3) | $ | (0.21) | $ | 0.68 | $ | 0.78 | $ | 0.72 |
| Average LME cash settlement copper price/lb in US$ | $ | 3.283 | $ | 3.499 | $ | 3.464 | $ | 2.695 |
| Average US/CDN$ exchange rate | $ | 0.982 | $ | 1.045 | $ | 1.098 | $ | 1.172 |
| Period end US/CDN$ exchange rate | $ | 0.988 | $ | 0.996 | $ | 1.063 | $ | 1.153 |

| Three Months Ended [expressed in thousands of dollars, except share amounts, copper price and exchange rate] [unaudited] | | December 31 2006 | | September 30 2006 | | June 30 2006 | | March 31 2006 |
|---|---|---|---|---|---|---|---|---|
| Total Revenues | $ | 45,659 | $ | 57,154 | $ | 81,318 | $ | 27,315 |
| Equity Income from Huckleberry | $ | 737 | $ | 12,035 | $ | 16,934 | $ | 3,985 |
| Net Income | $ | 23,827 | $ | 30,955 | $ | 26,565 | $ | 660 |
| Income per share (1) | $ | 0.79 | $ | 1.03 | $ | 0.89 | $ | 0.02 |
| Diluted Income per share (1) | $ | 0.74 | $ | 0.98 | $ | 0.85 | $ | 0.02 |
| Adjusted Net Income (Loss) (2) | $ | 14,232 | $ | 35,777 | $ | 20,023 | $ | 2,762 |
| Adjusted Net Income (Loss) per share (2) | $ | 0.47 | $ | 1.19 | $ | 0.67 | $ | 0.10 |
| Cash Flow (3) | $ | 18,811 | $ | 36,342 | $ | 13,235 | $ | 1,976 |
| Cash Flow per share (3) | $ | 0.62 | $ | 1.21 | $ | 0.44 | $ | 0.07 |
| Average LME cash settlement copper price/lb in US$ | $ | 3.215 | $ | 3.479 | $ | 3.289 | $ | 2.243 |
| Average US/CDN$ exchange rate | $ | 1.139 | $ | 1.121 | $ | 1.122 | $ | 1.155 |
| Period end US/CDN$ exchange rate | $ | 1.165 | $ | 1.115 | $ | 1.115 | $ | 1.167 |

(1) The sum of the quarterly net income per share and cash flow per share does not equal the annual total due to timing of share issuances during the year.

(2) Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail under the heading Adjusted Net Income.

(3) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles and are therefore unlikely to be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

The Company believes these measures are useful to investors, because they are included in the measures that are used by management in assessing the financial performance of the Company.

**Fourth Quarter Results**

Mineral sales volumes in the fourth quarter of 2007 were below normal levels compared to the fourth quarter of 2006. A ship scheduled for late December at Huckleberry was delayed and loaded in early 2008 and this deferred some revenue from 2007 to 2008. Lower production at Mount Polley resulted in less concentrate available for sale.

Revenue in the fourth quarter of 2007 was reduced by $12.0 million for the revaluation of accounts receivable for shipments settling in 2008. The revaluation was due to the copper price at December 31, 2007 being significantly lower than the copper price when the revenue was initially recorded. A significant portion of these shipments settled in January and February 2008 at prices higher than those at December 31, and these adjustments will be reflected as additional revenue in the first quarter of 2008.

Recording of sales revenues is dependant on the availability and scheduling of ocean or rail transportation and therefore variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business.

The Company recorded net income of $13.9 million ($0.42 per share) in the fourth quarter of 2007 compared to net income of $23.8 million ($0.79 per share) in the prior years quarter. The decline in the fourth quarter 2007 compared to the fourth quarter 2006 was primarily due to the significant reduction in contribution margins from the Mount Polley and Huckleberry mines offset in part by reductions in losses on derivative instruments, share based compensation and the decrease in the income tax rate.

Expenditures for exploration, Springer pit stripping and ongoing capital projects at the Mount Polley and Huckleberry mines totaled $16.2 million during the three months ended December 31, 2007. This was an increase of $5.0 million from the $11.2 million in the 2006 period in capital expenditures and exploration at the Mount Polley mine in 2006. Increased Springer pit stripping at Mount Polley and exploration at both Mount Polley and Sterling accounted for the increase.

**Related Party Transactions**

*Corporate*

In September 2006 the Company obtained a $40.0 million credit facility with Edco Capital Corporation ("Edco"), a company controlled by N. Murray Edwards, a significant shareholder of Imperial, to assist with the acquisition of bcMetals. The facility is subject to conditions usual in commercial lending transactions of this kind. Interest on the outstanding principal amount and interest on overdue interest will compound monthly at the rate of 9% per annum. In February 2007, the Company drew the full $40.0 million to assist with the purchase of bcMetals. A draw fee of 1% was paid on the amount drawn. The facility was scheduled to expire on November 30, 2007 and its continuance is subject to satisfactory periodic reviews and no adverse changes occurring. The amount drawn down was evidenced by a promissory note and secured by a floating charge debenture on the Company's assets and a guarantee from its subsidiary, Mount Polley Mining Corporation. In October, 2007 the due date on the facility was extended to February 29, 2008 and the interest rate increased to 10% effective December 1, 2007. The credit facility was repaid in February 2008 from a new short term revolving credit facility with a syndicate of lenders.

In February 2008 the Company entered into a $30.0 million short term revolving working capital facility with a syndicate of lenders which include Edco and a company controlled by Larry Moeller, a director of Imperial. Edco's share of the facility is 75%, Mr. Moeller's share is 8.3% and the balance of 16.7% is held by four funds that are shareholders of the Company. This facility bears interest at 10% per annum, payable monthly, and is due on February 15, 2009. The facility is secured by a floating charge on all the assets of the Company plus guarantees by Mount Polley Mining Corporation and Red Chris Development Company Ltd. In consideration of the facility, the lenders will be granted one warrant for each $25.00 advanced under the facility such that warrants to purchase up to 1,200,000 common shares of the Company at $10.00 per share, exercisable until July 31, 2009 could be granted. A maximum of 1,200,000 warrants would be issued if the facility were fully drawn. An arrangement fee of $225,000 was paid to the lenders. As at March 13, 2008, $15.0 million had been drawn on the facility and 600,000 warrants had been issued.

Further details on related party transactions can be found in Note 16 to the audited consolidated financial statements for the year ended December 31, 2007.

## OTHER

**Disclosure Controls and Procedures**

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such term are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

**Internal Controls and Procedures**

The Company evaluated the design of its internal control and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended December 31, 2007. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

As of March 13, 2008 the Company had 32,689,244 common shares outstanding. On a diluted basis the Company had 35,567,096 common shares outstanding at March 13, 2008.

## OUTLOOK

**Operations, Earnings and Cash Flow**

Imperial's equity share of production from the Mount Polley mine and the Huckleberry mine is expected to be about 80 million pounds of copper, 53 thousand ounces of gold, 440 thousand ounces of silver and 66 thousand pounds of molybdenum during 2008 and given continued strong metals prices it is expected to generate strong cash flow for exploration and repayment of debt. Cash flow protection for 2008 is supported by derivative instruments that will see the Company receive certain minimum average copper prices as disclosed under the heading Derivative Instruments.

However, the quarterly revenues will fluctuate depending on the timing of concentrate sales which is dependant on the availability and scheduling of transportation, copper and gold prices and the US Dollar/CDN Dollar exchange rate.

*Exploration*
The Company plans to continue an aggressive exploration program that is focused on Red Chris, Sterling, and its two operating mines.

We are awaiting permitting to construct a drill trail at Red Chris so that future drilling can be completed without helicopter support, and expect to be able to follow up the outstanding results obtained in 2007.

At Sterling, underground drilling is underway with the ramp completed in 2007 providing access to the 144 zone. Depending on the results of this first phase we look forward to expanding the program at Sterling.

At Mount Polley exploration in 2008 will continue to focus on finding near surface ore to provide supplemental feed to the mill and to find additional Northeast zone type deposits. We are awaiting assay results from 2007 drilling, and upon the receipt of these results the 2008 exploration program will be planned.

At Huckleberry, exploration targets arising from the regional exploration program will continue to be pursued, and seven diamond drill holes are planned to test for supergene enrichment on the Upper Ridge zone at Whiting Creek.

The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

*Development*
Development of the Red Chris project will be dependant on the timing of the construction of a power line to serve the northwest portion of British Columbia and resolution of the challenge to the Federal environmental assessment review. The Company will review the information on the Red Chris project to maximize the economics of the project. Some development work is expected to be completed during 2008 to advance the Red Chris property towards production.

*Financing*
Debt repayment and working capital requirements for 2008 are expected to be met from cash on hand, cash flow from the Mount Polley and Huckleberry mines and short term debt facilities. Selective debt financings may also be entered into during 2008. The Company currently does not forecast the requirement for any equity financings during 2008.

*Acquisitions*
Management continues to evaluate potential acquisitions to further grow the Company.

# Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements and all information in the annual report are the responsibility of management. These consolidated financial statements have been prepared by management in accordance with the accounting policies described in the notes to the consolidated financial statements. Where necessary, management has made informed judgments and estimates of the outcome of events and transactions. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized, assets are safeguarded from loss or unauthorized use and financial records are properly maintained to provide reliable information for preparation of financial statements. Deloitte & Touche LLP, an independent firm of Chartered Accountants, has been engaged, as approved by a vote of the shareholders at the Company's most recent Annual General Meeting, to audit the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent professional opinion. Their report is presented with the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee, which is comprised of a majority of non-management Directors, meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

J. Brian Kynoch
President

Andre Deepwell
Chief Financial Officer

March 13, 2008

# Auditors' Report

**To the Shareholders of Imperial Metals Corporation**

We have audited the consolidated balance sheets of Imperial Metals Corporation (the "Company") as at December 31, 2007 and 2006 and the consolidated statements of income and comprehensive income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia

March 13, 2008

# Consolidated Balance Sheets

December 31, 2007 and 2006

| [expressed in thousands of dollars] | 2007 | 2006 |
|---|---|---|
| ASSETS | | |
| Current Assets | | |
| Cash and cash equivalents | $ 19,421 | $ 22,048 |
| Short term investments | 10,835 | - |
| Marketable securities | 861 | 334 |
| Accounts receivable | 25,441 | 20,548 |
| Inventory (Note 3) | 20,005 | 13,177 |
| Derivative instrument assets and margin deposits (Note 14) | 5,217 | 11,699 |
| | 81,780 | 67,806 |
| Derivative instrument assets and margin deposits (Note 14) | 2,304 | - |
| Investment in Huckleberry Mines Ltd. (Note 4) | - | 45,438 |
| Investment in bcMetals Corporation (Note 5) | - | 7,110 |
| Mineral Properties (Note 6) | 229,646 | 88,845 |
| Future Site Reclamation Deposits | 4,558 | 2,579 |
| Future Income Taxes (Note 13) | 2,348 | 1,947 |
| Other Assets | 105 | 371 |
| | $ 320,741 | $ 214,096 |
| LIABILITIES | | |
| Current Liabilities | | |
| Accounts payable and accrued liabilities | $ 26,133 | $ 14,948 |
| Taxes payable | 6,030 | 1,086 |
| Short term debt (Note 7) | 23,222 | 1,869 |
| Derivative instrument liabilities (Note 14) | 3,007 | 3,793 |
| Current portion of share based compensation liability (Notes 11 & 12) | 4,736 | - |
| Current portion of long term debt (Note 8) | 4,844 | 6,061 |
| Current portion of future site reclamation costs (Note 10) | 987 | - |
| Future income taxes (Note 13) | 3,791 | 2,956 |
| | 72,750 | 30,713 |
| Long Term Debt (Note 8) | 4,670 | 9,510 |
| Debt Component of Convertible Debentures (Note 9) | 11,495 | 10,513 |
| Future Site Reclamation Costs (Note 10) | 16,861 | 3,415 |
| Share Based Compensation Liability (Notes 11 & 12) | 283 | - |
| Future Income Taxes (Note 13) | 38,390 | 18,749 |
| | 144,449 | 72,900 |
| SHAREHOLDERS' EQUITY | | |
| Share Capital (Note 12) | 64,163 | 47,682 |
| Contributed Surplus | - | 4,049 |
| Equity Component of Convertible Debentures (Note 9) | 4,808 | 4,808 |
| Retained Earnings | 107,321 | 84,657 |
| | 176,292 | 141,196 |
| | $ 320,741 | $ 214,096 |

See accompanying notes to these financial statements.

Approved by the Board:

Larry G.J. Moeller
Director

J. Brian Kynoch
Director

Commitments and guarantees (Note 18)
Contingent Liabilities (Note 22)
Subsequent event (Note 23)

# Consolidated Statements of Income and Comprehensive Income

Years Ended December 31, 2007 and 2006

| [expressed in thousands of dollars, except share amounts] | | 2007 | | 2006 |
|---|---|---|---|---|
| **REVENUES** | | | | |
| Mineral sales | $ | 261,331 | $ | 210,355 |
| Interest income | | 2,033 | | 694 |
| Other | | 1,623 | | 398 |
| | | 264,987 | | 211,447 |
| **EXPENSES** | | | | |
| Mineral production and transportation costs | | 158,009 | | 90,218 |
| Mineral property holding costs | | 1,052 | | 757 |
| Accretion of future site restoration costs | | 715 | | 261 |
| Depletion, depreciation and amortization | | 22,715 | | 12,941 |
| General and administration | | 2,107 | | 2,001 |
| Share based compensation (Notes 11 & 12) | | 10,855 | | 2,058 |
| Interest on long term debt | | 1,421 | | 1,891 |
| Other interest | | 2,885 | | 2,354 |
| Interest accretion on short and long term debt | | 1,039 | | 1,333 |
| Financing costs | | 400 | | 1,029 |
| Foreign exchange loss | | 6,595 | | 44 |
| | | 207,793 | | 114,887 |
| INCOME BEFORE THE UNDERNOTED | | 57,194 | | 96,560 |
| **OTHER INCOME (EXPENSES)** | | | | |
| Equity income in Huckleberry Mines Ltd. (Note 4) | | - | | 33,692 |
| Realized losses on derivative instruments (Note 14) | | (14,139) | | (40,557) |
| Unrealized (losses) gains on derivative instruments (Note 14) | | (5,605) | | 13,961 |
| Other | | 350 | | 187 |
| | | (19,394) | | 7,283 |
| INCOME BEFORE TAXES | | 37,800 | | 103,843 |
| Income and mining taxes (Note 13) | | 15,071 | | 21,836 |
| NET INCOME AND COMPREHENSIVE INCOME | $ | 22,729 | $ | 82,007 |
| Income Per Share (Note 15) | | | | |
| Basic | $ | 0.71 | $ | 2.75 |
| Diluted | $ | 0.70 | $ | 2.63 |
| Weighted Average Number of Common Shares Outstanding (Note 15) | | | | |
| Basic | | 31,868,466 | | 29,801,115 |
| Diluted | | 32,424,988 | | 31,168,952 |

See accompanying notes to these financial statements.

# Consolidated Statements of Shareholders' Equity

[expressed in thousands of dollars, except share amounts]

| | Share Capital | | | Equity | | |
|---|---|---|---|---|---|---|
| | Number of Shares | Amount | Contributed Surplus | Component of Convertible Debentures | Retained Earnings | Total |
| Balance, December 31, 2005 | 28,147,998 | $ 29,724 | $ 2,943 | $ 6,862 | $ 2,650 | $ 42,179 |
| Issued for cash, net of issue costs of $151 | 1,000,000 | 6,349 | - | - | - | 6,349 |
| Issued for cash on exercise of options | 290,667 | 1,054 | (349) | - | - | 705 |
| Issued for cash on exercise of share purchase warrants | 600,750 | 4,208 | (604) | - | - | 3,604 |
| Issued on conversion of convertible debentures | 690,162 | 6,347 | - | (2,054) | - | 4,293 |
| Share based compensation | - | - | 2,059 | - | - | 2,059 |
| Net income | - | - | - | - | 82,007 | 82,007 |
| Balance, December 31, 2006 | 30,729,577 | 47,682 | 4,049 | 4,808 | 84,657 | 141,196 |
| Cumulative effect of change in accounting policy (Note 2) | - | - | - | - | (65) | (65) |
| Balance, January 1, 2007 as adjusted | 30,729,577 | 47,682 | 4,049 | 4,808 | 84,592 | 141,131 |
| Issued for cash on exercise of options | 624,667 | 7,128 | (583) | - | - | 6,545 |
| Issued for cash on exercise of warrants | 1,335,000 | 9,353 | (1,343) | - | - | 8,010 |
| Transfer of contributed surplus on revision of stock option plan payment alternatives (Note 11) | - | - | (3,044) | - | - | (3,044) |
| Share based compensation | - | - | 921 | - | - | 921 |
| Net income | - | - | - | - | 22,729 | 22,729 |
| Balance, December 31, 2007 | 32,689,244 | $ 64,163 | $ - | $ 4,808 | $ 107,321 | $ 176,292 |

See accompanying notes to these financial statements.

# Consolidated Statements of Cash Flows

Years Ended December 31, 2007 and 2006

| [expressed in thousands of dollars] | | 2007 | | 2006 |
|---|---|---|---|---|
| OPERATING ACTIVITIES | | | | |
| Net income | $ | 22,729 | $ | 82,007 |
| Items not affecting cash flows | | | | |
| Depletion, depreciation and amortization | | 22,715 | | 12,941 |
| Share based compensation, net of cash paid | | 8,013 | | 2,058 |
| Accretion of debt and future site restoration costs | | 1,754 | | 1,594 |
| Amortization of financing costs | | - | | 1,029 |
| Equity income in Huckleberry Mines Ltd. | | - | | (33,692) |
| Unrealized foreign exchange loss | | 76 | | - |
| Future income taxes | | 1,299 | | 19,408 |
| Unrealized losses (gains) on derivative instruments | | 5,605 | | (13,961) |
| Other | | (315) | | (186) |
| | | 61,876 | | 70,364 |
| Increase in cash on change in method of accounting for Huckleberry Mines Ltd. (Note 4) | | 4,792 | | - |
| Net change in non-cash operating working capital balances (Note 20) | | 14,393 | | 2,674 |
| Cash provided by operating activities | | 81,061 | | 73,038 |
| FINANCING ACTIVITIES | | | | |
| Proceeds of short term debt | | 147,852 | | 112,371 |
| Repayment of short term debt | | (123,739) | | (140,092) |
| Proceeds of long term debt | | - | | 2,409 |
| Repayment of long term debt | | (6,026) | | (5,678) |
| Issue of share capital, net of share issue costs | | 9,438 | | 10,658 |
| Cash provided by (used in) financing activities | | 27,525 | | (20,332) |
| INVESTMENT ACTIVITIES | | | | |
| Decrease in short term investments | | 977 | | - |
| Increase in non current derivative instruments and margin deposits | | (2,304) | | - |
| Acquisition and development of mineral properties | | (47,676) | | (23,728) |
| Acquisition of investment in bcMetals, net of cash acquired of $2,812 (2006-$nil) | | (58,668) | | (7,110) |
| Proceeds on sale of mineral properties | | 37 | | 232 |
| Increase in future site reclamation deposits | | (450) | | (344) |
| Other | | (205) | | (48) |
| Cash used in investment activities | | (108,289) | | (30,998) |
| EFFECT OF FOREIGN EXCHANGE ON CASH BALANCES | | (2,924) | | - |
| (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS | | (2,627) | | 21,708 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | | 22,048 | | 339 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ | 19,421 | $ | 22,048 |

# Consolidated Statements of Cash Flows (continued)

Years Ended December 31, 2007 and 2006

| (expressed in thousands of dollars) | | 2007 | | 2006 |
|---|---|---|---|---|
| CASH AND CASH EQUIVALENTS ARE COMPRISED OF: | | | | |
| Cash in bank | $ | 9,373 | $ | 4,251 |
| Short term money market investments | | 10,048 | | 17,797 |
| | $ | 19,421 | $ | 22,048 |
| OPERATING ACTIVITIES | | | | |
| Interest expense paid | $ | 4,273 | $ | 4,293 |
| Income and mining taxes paid | $ | 8,336 | $ | 1,682 |

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2007

(a) the Company reclassified $1,926 of contributed surplus arising from stock based compensation and warrants to share capital on the exercise of options and warrants.
(b) the Company received marketable securities with a fair value of $142 as an option payment on a mineral property.

During the year ended December 31, 2006

(a) the Company reclassified $953 of contributed surplus arising from stock based compensation and warrants to share capital on the exercise of options and warrants.
(b) holders of convertible debentures with a face value of $5,970 converted their convertible debentures into common shares.
(c) the Company received marketable securities with a fair value of $24 as an option payment on a mineral property.

See accompanying notes to these financial statements.

# Notes to the Consolidated Financial Statements

December 31, 2007 and 2006
(expressed in thousands of dollars)

## 1. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

**Basis of Presentation**

These consolidated financial statements include the accounts of the Company and those entities which are controlled by the Company through voting equity interests, referred to as subsidiaries. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. Variable Interest Entities ("VIEs"), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG 15"), are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or expected residual returns. All inter-company balances and transactions have been eliminated upon consolidation.

Investments in shares of investee companies in which the Company's ownership and rights arising therefrom provide the Company with the ability to exercise significant influence are accounted for using the equity method. The Company's investment in Huckleberry Mines Ltd., which holds the Huckleberry Mine (Note 4) had been accounted for using the equity method until January 1, 2007. Under the equity method the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings since the acquisition date. Cash distributions received are credited to the investment account.

**Cash and Cash Equivalents**

Cash equivalents include money market instruments that are readily convertible to cash and have maturities at the date of purchase of less than ninety days.

**Short Term Investments**

Short term investments include money market instruments that are readily convertible to cash and have maturities at the date of purchase of between ninety days and less than one year.

**Marketable Securities**

Marketable securities are classified as held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities. Unrealized holding gains and losses related to held for trading securities are included in the income statement in each period.

The Company estimates the fair value of marketable securities at the balance sheet date using quoted market prices for held for trading securities.

**Inventory**

Copper concentrates, inclusive of contained gold and silver, are valued at the lower of production cost to produce saleable metal and net realizable value. Stores and supplies inventories are valued at the lower of cost and replacement cost.

**Mineral Properties**

Mineral properties represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions.

The costs associated with mineral properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition. The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mineral properties in Note 6.

The resource value represents the property interests that are contained in the measured and indicated resources that are not within the proven and probable reserves. Exploration potential is:

(i) mineralization included in inferred resources;

(ii) areas of potential mineralization not included in any resource category

Resource value and exploration potential value is noted as non-depletable mineral properties in Note 6. At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

Capitalized costs are depleted and depreciated by property using either a unit-of-production method over the estimated recoverable proven and probable reserves at the mines to which they relate, or for plant and equipment, using the straight line method over their estimated useful lives of 4-12 years for mobile mine equipment and vehicles and 4-5 years for office, computer and communications equipment.

Maintenance and repairs are charged to operations when incurred. Renewals and betterments, which extend the useful life of the assets, are capitalized.

*Pre-production and Exploration Properties*

The Company follows the method of accounting for these mineral properties whereby all costs related to acquisition, exploration and development are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed for initial mine development and plant construction, and operating costs, net of revenues, incurred prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations using the unit-of-production method by property based upon estimated recoverable reserves.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties, and on future profitable production or proceeds from the disposition thereof.

*Stripping Costs*

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method. At December 31, 2007, the balance of deferred stripping charges was $14,968 (2006-$4,250).

*Assessment of Impairment*

Management reviews the carrying value of mineral exploration properties at least annually for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest. When the results of this review indicate that an impairement exists, the Company estimates the net recoverable amount of pre feasibility study exploration properties by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of rights. The net recoverable amount of post feasibility study exploration properties is determined based on undiscounted estimates of future cash flows.

For producing mining property, plant and equipment the Company uses estimates of future cash flows to be realized from production to compare to the carrying value of the property.

When the carrying values of mineral properties are estimated to exceed their net recoverable amounts, a provision is made to write down these assets to estimated fair value.

**Convertible Debenture**

The convertible debenture is a compound financial instrument. Accordingly, the fair value of the conversion right forming part of the convertible debenture has been classified as part of the shareholders' equity with the balance of the proceeds classified as a financial liability. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the convertible debenture.

**Future Site Reclamation Costs**

Future costs to retire an asset including dismantling, remediation and on going treatment and monitoring of the site are recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. In addition, future site restoration costs are capitalized as part of the carrying value of the related mineral property at its initial discounted value and amortized over the mineral properties useful life based using a unit-of-production method.

**Income Taxes**

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such assets will be ultimately realized. These future income tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

The tax deduction for the expenditures incurred related to flow through share financings has been assigned to the related shareholders, resulting in a future income tax liability which has been recorded as a charge to share capital when the expenditures are renounced. Any recognition of a portion of previously unrecognized future income tax assets is recorded as a future income tax recovery in the statement of income.

**Revenue Recognition**

Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counter parties under terms of the off take arrangements. The estimated revenue is recorded based on metal prices and exchange rates on the date of shipment and is adjusted at each balance sheet date to the date of settlement metal prices. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices and changes in quantities arising from final weight and assay calculations.

**Financial Derivatives**

The Company uses derivative financial instruments to manage its exposure to metal prices and foreign exchange rates. Derivative financial instruments are measured at fair value and reflected on the balance sheet. The Company does not apply hedge accounting to derivative financial instruments and therefore any gains or losses resulting from the changes in the fair value of the derivative financial instrument are included in income at each balance sheet date. Gains or losses resulting from changes in the fair value of hedged items are included in income or expense on the date the related hedged item is settled.

**Foreign Currency Translation**

The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at average exchange rates in the month they occur except for depletion, depreciation and amortization of assets which are translated using the same rates as the related assets. Gains and losses on translation are recorded in the statement of income.

**Segmented Information**

The Company's operations are primarily directed towards the exploration, development and commercial production of mineral properties in Canada. These mining activities represent a single reportable segment.

**Stock Based Compensation**

The Company has stock option plans that provide all option holders the right to elect to receive either common shares or a direct cash payment in exchange for the options exercised. Stock based compensation is accounted for using the intrinsic value method. Under this method, the Company accrues a liability for stock options based on the excess of the market price of the Company's common shares over the exercise price. The accrued liability is adjusted at each balance sheet date for the effect of stock option grants, vesting of stock options, stock options exercised, as well as the effect of changes in the underlying price of the Company's common shares. The net effect of these items is charged or credited to share based compensation expense. Any consideration received on the exercise of stock options is credited to share capital.

**Share Purchase Warrants**

Share purchase warrants issued are recorded at fair value in contributed surplus. If and when the warrants are ultimately exercised, the applicable amounts of contributed surplus are credited to share capital.

**Debt Financing Costs**

The Company expenses debt financing costs when they are incurred.

**Earnings Per Common Share**

Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed in accordance with the treasury stock method and "if converted" method, as applicable, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options, warrants and convertible debt. In addition, the related interest and accretion on convertible debt, when dilutive, (net of tax) are added back to income, since these would not be paid or incurred if the convertible debentures were converted into common shares.

**Measurement Uncertainty**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these consolidated financial statements include, among others, the expected economic lives of and the future operating results and net cash flows expected to result from exploitation of resource properties, the estimated amount of related future site reclamation costs, estimated revenues, income tax provisions and assets and the estimated fair values of stock based compensation, warrants, the debt and equity components of the convertible debentures and derivatives. Actual results may differ from those estimates.

**New Canadian Accounting Standards Effective in 2008 and Beyond**

Several new accounting standards will be applicable to the Company commencing January 1, 2008 with most focused on providing additional disclosure on various items.

(a) CICA 1400 General Standards of Financial Presentation – this standard requires management to assess and disclose the ability of the Company to continue as a going concern.

(b) CICA 1535 Capital Disclosures – this new disclosure requires the Company to disclose qualitative information about its objectives, policies and processes for managing capital. The Company must also disclose quantitative data about what it regards as capital and whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

(c) CICA 3031 Inventories – the new standard provides more guidance on the determination of cost and requires the allocation of overhead expenses and other costs to inventory. Inventories must be measured at the lower of cost and net realizable value. Consistent use must be made of the method of determining inventory. Reversal of previous writedowns is required when there is a subsequent increase in the value of inventories. The amount of inventories recognized as an expense during the period shall be disclosed. Except for the new guidance on reversal of writedowns the Company's current practice for valuing inventory is substantially in accordance with the new standard and therefore the financial results of the Company are not expected to be materially affected by the new standard.

[expressed in thousands of dollars, except share amounts]

(d) CICA 3862 and 3863 Financial Instrument Disclosures – The new standard establishes additional disclosures about financial instruments and non-financial derivatives. The Company must disclose the significance of financial instruments on its financial position and performance. Disclosures about fair value are also revised. There are new requirements to disclose qualitative and quantitative information about exposure to risks arising from financial instruments, including management's objectives, policies and process for managing risks and information about the extent to which the Company is exposed to credit risk, liquidity risk and market risk.

The Company is still evaluating the impact of these new accounting standards, however their adoption is not expected to have a material impact on the financial position and results of operations of the Company.

Beyond these new standards is the move by Canada's Accounting Standards Board to converge Canadian generally accepted accounting principles with International Financial Reporting Standards ("IFRS"). The impact of IFRS on the Company's financial reporting is being evaluated. The transition will be completed by 2011.

## 2. CHANGE IN ACCOUNTING POLICIES

The Company adopted the provisions of Sections 3855, Financial Instruments–Recognition and Measurement, 3861–Financial Instruments–Disclosure and Presentation, 3251 Equity, 3865 Hedges and 1530, Comprehensive Income, on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result of adopting these new standards, the Company recorded an increase of $169 to marketable securities, a decrease of $53 to future income tax assets and an adjustment of $116 as a one-time cumulative effect of a change in accounting policy in opening retained earnings.

Also under Section 3855, the Company adopted a policy to expense debt financing fees when they are incurred and as a result the Company recorded an adjustment to decrease opening retained earnings by $181 and increase future income tax assets by $81 to eliminate the deferred financing costs of $262 that were capitalized and amortized under the Company's previous accounting policy.

## 3. INVENTORY

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Concentrate | $ | 9,723 | $ | 8,978 |
| Supplies | | 10,282 | | 4,199 |
| | $ | 20,005 | $ | 13,177 |

## 4. INVESTMENT IN HUCKLEBERRY MINES LTD.

The Company has a 50% interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper and molybdenum mining operations in British Columbia and which was recorded on the equity basis until December 31, 2006.

Effective January 1, 2007 the Company regained joint control of Huckleberry and therefore, in accordance with generally accepted accounting principles, the Company accounts for Huckleberry on the proportionate consolidation basis commencing January 1, 2007.

The Company's investment in Huckleberry is comprised of the following:

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Balance, beginning of year | $ | 45,438 | $ | 11,746 |
| Change in accounting upon proportionate consolidation effective January 1, 2007 (Note 17) | | (45,438) | | - |
| Equity income for the year | | - | | 33,692 |
| Balance, end of year | $ | - | $ | 45,438 |

## 5. INVESTMENT IN BCMETALS CORPORATION

At December 31, 2006 the Company had a 19% interest in bcMetals Corporation ("bcMetals") which is developing a copper/gold mine in British Columbia and which was recorded on the cost basis. At December 31, 2006 the Company's investment in bcMetals was comprised of the following:

| | | December 31 2006 |
|---|---|---|
| Purchase of common shares (market value $8,055) | $ | 6,732 |
| Acquisition costs | | 378 |
| | $ | 7,110 |

(expressed in thousands of dollars, except share amounts)

In 2007 the Company purchased, in conjunction with its takeover bid of bcMetals, additional shares of bcMetals at a cost of $61,480 inclusive of related fees and expenses. The total acquisition cost of bcMetals was $68,590. This acquisition was funded from existing cash resources, cash generated from operations and a $40,000 credit facility from Edco Capital Corporation, a party related to a significant shareholder (Notes 7 & 16). As of December 31, 2007 the Company held 100% of the issued and outstanding shares of bcMetals.

This transaction has been accounted for as an asset purchase. The consolidation paid has been allocated to the acquired assets based on their fair value at the date of acquisition. The consolidated financial statements of the Company include the operating results of bcMetals commencing on the date of acquisition on February 16, 2007. The allocation of the purchase price of bcMetals is summarized in the following table.

| | | |
|---|---|---|
| Purchase price | | |
| Cash | $ | 67,930 |
| Acquisition costs | | 660 |
| | $ | 68,590 |
| Net assets acquired | | |
| Current assets | $ | 2,964 |
| Mineral property | | 87,500 |
| Other assets | | 132 |
| Current liabilities | | (3,383) |
| Future site reclamation costs | | (75) |
| Future income taxes | | (18,548) |
| | $ | 68,590 |

## 6. MINERAL PROPERTIES

| | 2007 | | | 2006 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Depletion, Depreciation & Writedowns | Net Book Value | Cost | Accumulated Depletion, Depreciation & Writedowns | Net Book Value |
| Mineral properties | $ 205,715 | $ 51,067 | $ 154,648 | $ 68,562 | $ 34,565 | $ 33,997 |
| Plant and equipment | 256,444 | 181,446 | 74,998 | 122,652 | 67,804 | 54,848 |
| | $ 462,159 | $ 232,513 | $ 229,646 | $ 191,214 | $ 102,369 | $ 88,845 |

The net book value of plant and equipment includes $nil (2006 – $3,288) under capital leases.

A summary by property of the net book value is as follows:

| | Mineral Properties | | | | | |
|---|---|---|---|---|---|---|
| | Depletable | Non-Depletable | Total | Plant and Equipment | 2007 | 2006 |
| Mount Polley | $ 33,489 | $ 9,336 | $ 42,825 | $ 58,563 | $ 101,388 | $ 83,486 |
| Huckleberry | 9,107 | 70 | 9,177 | 15,904 | 25,081 | - |
| Red Chris | - | 89,490 | 89,490 | - | 89,490 | - |
| Sterling | - | 8,839 | 8,839 | 476 | 9,315 | 2,791 |
| Other | - | 4,317 | 4,317 | 55 | 4,372 | 2,568 |
| | $ 42,596 | $ 112,052 | $ 154,648 | $ 77,998 | $ 229,646 | $ 88,845 |

**Mount Polley**

The Company owns 100% of the Mount Polley open pit copper-gold mine located 56 kilometres northeast of Williams Lake in central British Columbia. The Mount Polley property consists of four mining leases and 44 mineral claims.

**Red Chris**

The Company owns a net 88% interest in the Red Chris copper/gold deposit situated 20 kilometres southeast of the village of Iskut in northwest British Columbia. The development of the Red Chris project into a mine is dependant upon a number of factors including the construction of a power line to service the northwest portion of British Columbia.

[expressed in thousands of dollars, except share amounts]

The Company had previously received Federal and Provincial Government environmental approvals for mine development of the Red Chris project. On September 25, 2007 the Federal Court of Canada ruled the Federal environmental assessment of the Red Chris project was procedurally incorrect and should have been carried out by way of a comprehensive study review and not as a screening level review, setting aside the Federal Screening Report on the Red Chris project, issued in May 2006.

In October 2007 the ruling was appealed by the Minister of Fisheries and Oceans, the Minister of Natural Resources, the Attorney General of Canada, and the Company. The appeal is expected to be heard by the Federal Court of Appeal in the summer of 2008 with a decision in the fall of 2008.

**Sterling**

The Company owns 100% of the Sterling gold mine near Beatty, Nevada. The Sterling mine operated as both an underground and open pit mine from 1980 to suspension of mining operations in 1997. Certain parts of the Sterling property have been reclaimed. The Sterling property consists of 272 lode mining claims plus one water well site. Net smelter royalties of 2.25% are payable on production with minimum advance royalties on a small portion of these claims.

**Other Exploration Properties**

The Company has interests in various other early stage exploration properties located primarily in Canada. These properties have been acquired primarily by staking and the cost to maintain ownership of these properties is not significant.

## 7. SHORT TERM DEBT

| | | 2007 | | 2006 |
|---|---|---|---|---|
| (a) Credit facility from a company controlled by a significant shareholder (Note 16) payable on demand with interest at 10% per annum, payable monthly, and due on February 29, 2008 (Note 23). The credit facility is secured by a guarantee from the Company's wholly owned subsidiary Mount Polley Mining Corporation. | $ | 10,000 | $ | - |
| (b) Concentrate advances of US$13,381 (2006-$nil) from a purchaser of concentrate from the Mount Polley Mine repayable from the sale of concentrate with interest at three month Libor plus 2% and secured by a first charge on concentrate from the Mount Polley mine. | | 13,222 | | - |
| (c) Equipment finance contracts aggregating $nil (2006-$1,869) repayable in monthly installments of $240 until August 2007 secured by certain mobile mining equipment at the Mount Polley mine. This obligation has been recorded on a present value basis with deemed interest at 8% per annum as the finance contracts are interest free. | | - | | 1,869 |
| | $ | 23,222 | $ | 1,869 |

## 8. LONG TERM DEBT

| | Note | | 2007 | | 2006 |
|---|---|---|---|---|---|
| Mount Polley Mine Construction Loan | (a) | $ | 2,917 | $ | 4,081 |
| Mount Polley Bank Term Loan | (b) | | 4,606 | | 8,465 |
| Mount Polley Finance Contract | (c) | | 1,975 | | 2,349 |
| Mount Polley Finance Contracts | | | 16 | | 676 |
| | | | 9,514 | | 15,571 |
| Less portion due within one year | | | (4,844) | | (6,061) |
| | | $ | 4,670 | $ | 9,510 |

| | | |
|---|---|---|
| Repayments are due as follows: | | |
| Year ending December 31, 2008 | $ | 4,844 |
| Year ending December 31, 2009 | | 2,946 |
| Year ending December 31, 2010 | | 1,048 |
| Year ending December 31, 2011 | | 676 |
| Year ending December 31, 2012 | | - |
| | $ | 9,514 |

(expressed in thousands of dollars, except share amounts)

(a) Mount Polley Mine Construction Loan
Loan in the amount of $2,917 (2006 - $4,083) secured solely by and limited in recourse to the Company's interest in the mining lease and other assets of the Mount Polley mine.

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Payments due in sixty monthly installments of $117 limited to a maximum of ten installments per year. Monthly installments are payable only if the mine and mill are in operation during the month. If the Company has not paid the sum of $7,000 by December 31, 2010 as a result of postponements of monthly payments on the basis described above, the obligation to make payments will cease on that date. | $ | 2,917 | $ | 4,083 |
| Less portion representing deemed interest at 7% | | - | | (2) |
| | | 2,917 | | 4,081 |
| Less portion due within one year | | (1,167) | | (1,164) |
| | $ | 1,750 | $ | 2,917 |

The obligation was originally recorded on a present value basis with deemed interest calculated at 7% per annum under the original repayment terms.

(b) Bank term loans aggregating $4,606 (2006-$8,465) repayable in blended monthly installments of $344 until May 2008 and varying monthly amounts thereafter until July 2009 including interest at 6.15%, and secured by certain mobile mining equipment at the Mount Polley mine.

(c) Finance contract aggregating $1,975 (2006-$2,349) repayable in monthly installments of $44 until August 2011 including interest at Bank Prime Rate plus 1% (7.25% at December 31, 2007) and secured by mobile mining equipment at the Mount Polley mine. Monthly repayments are subject to adjustment for interest rate movements.

## 9. CONVERTIBLE DEBENTURES

On March 9, 2005, the Company issued subordinated secured convertible debentures with a face value of $20,000 that mature on March 10, 2010, $9,750 of which were issued to a significant shareholder and directors. The net proceeds, after deduction of issue expenses of $918, totalled $19,082. The debentures are subordinated to all senior security holders and bear interest at 6% per year with interest payable semi-annually on June 30 and December 31, and are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $8.65 per common share.

The net proceeds of the debentures have been allocated between the debt and equity components based on the prorata allocation of the estimated fair values of each component on the date the convertible debentures were issued. The estimated fair value of the debt component was calculated as the present value of the future payments of principal and interest on the debentures, discounted at the prevailing rate for similar obligations without a conversion right. The estimated fair value of the equity component, the conversion right, was calculated based on a Black-Scholes Model. The financial liability component, representing the value allocated to the liability at inception, is recorded as a long term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares of the Company, is classified as "Equity Component of Convertible Debentures" in shareholders' equity.

At the date of issue on March 9, 2005, the components of the convertible debentures were:

| | | |
|---|---|---|
| Debt component | $ | 12,790 |
| Equity component (net of financing costs of $332) | $ | 6,879 |

The debt component of the convertible debenture will be accreted to the face value of $20,000 through the recording of additional interest expense over the term of the convertible debenture.

Convertible debentures with a face value of $nil (2006-$5,970) were converted into common shares during the years ended December 31, 2007 and December 31, 2006, respectively. The face value of the convertible debentures outstanding at December 31, 2007 is $13,980 (2006-$13,980), which if converted at the conversion ratio of one common share per each $8.65 of face value, would result in the issuance of 1,616,185 (2006-1,616,185) common shares.

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Balance, beginning of year | $ | 10,513 | $ | 13,720 |
| Accretion | | 982 | | 1,205 |
| Conversion to shares | | - | | (4,412) |
| Balance, end of year | $ | 11,495 | $ | 10,513 |

[expressed in thousands of dollars, except share amounts]

## 10. FUTURE SITE RECLAMATION COSTS

| | 2007 | 2006 |
|---|---|---|
| Balance, beginning of year | $ 3,415 | $ 3,649 |
| Accretion | 715 | 261 |
| Costs incurred during the year | (240) | - |
| Additions to future costs | 6,149 | 43 |
| Acquisition of bcMetals (Note 5) | 75 | - |
| Consolidation of Huckleberry (Note 4) | 7,903 | - |
| Change in estimates of future costs and effect of translation of foreign currencies | (169) | (538) |
| Balance, end of year | 17,848 | 3,415 |
| Less portion due within one year | (987) | - |
| | $ 16,861 | $ 3,415 |

The total undiscounted amount of estimated cash flows required to settle the obligations is $49,254 (2006-$5,180) which has been discounted using credit adjusted risk free rates of 7% to 8% (2006-7% to 8%). The reclamation obligations for the Mount Polley mine is expected to be paid during the years 2008 to 2014. The reclamation obligation for the Huckleberry mine is expected to be paid primarily during the years 2008 to 2015. The reclamation obligation for the Sterling mine is expected to be paid in 2012. The amounts and timing of mine closure plans for the Mount Polley, Huckleberry and Sterling mines will vary depending on a number of factors including exploration success and alternative mining plans. Assets with a fair value of $5,928 (2006-$3,854) are legally restricted for the purposes of settling asset retirement obligations (Note 18).

## 11. SHARE BASED COMPENSATION

The Company recognizes a liability for the potential cash settlements under its Share Option Plans (Note 12). The current portion represents the maximum amount of the liability payable within the next twelve month period if all vested options are surrendered for cash settlement.

| | 2007 | 2006 |
|---|---|---|
| Balance, beginning of year | $ - | $ - |
| Recognition of initial liability on amendment to the stock option plans | 14,909 | - |
| Share based compensation | (1,932) | - |
| Current period payment for options exercised | (2,842) | - |
| Transferred to share capital on issuance of common shares | (5,116) | - |
| Balance, end of year | 5,019 | - |
| Less portion due within one year | (4,736) | - |
| | $ 283 | $ - |

In conjunction with the recognition of the liability for share based compensation, the Company changed from the straight line method of calculating vested options to the graded vesting method. The graded vested method results in front end loaded vesting compared to the straight line method which allocates vesting equally over the vesting period. It is not practical to determine the impact of the change in method on periods subsequent to the change in methods as the calculation may be significantly impacted by changes in the Company's share price and therefore the disclosure would not be meaningful.

## 12. SHARE CAPITAL

(a) Share Capital

Authorized

50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors (outstanding – nil)

50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors (outstanding – nil)

Unlimited number of Common Shares without par value

(b) Share Option Plans

Under the Share Option Plans, the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At December 31, 2007, 2,011,914 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

[expressed in thousands of dollars, except share amounts]

In June 2007 the Company amended its outstanding Share Option Plans providing all option holders the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise. As a result of this change to the Share Option Plans, generally accepted accounting principles result in a liability being recorded for the intrinsic value of the stock options (Note 11).

In 2007 and 2006, the Company granted its directors, officers and employees options to purchase 190,000 common shares and 260,000 common shares respectively, of the Company. Options to purchase 100,000 common shares were granted after the Company amended the payment alternatives as noted above and therefore there is no calculation of fair value for these options using the Black-Scholes option pricing model. The fair value of the share options issued on the dates noted below were estimated at the date of grant using the Black-Scholes option pricing model, based on the following terms and assumptions:

| Date options issued | February 26 2007 | May 25 2006 | January 6 2006 |
|---|---|---|---|
| Number of options | 90,000 | 60,000 | 200,000 |
| Exercise price | $ 10.90 | $ 9.10 | $ 5.30 |
| Estimated fair value per share | $ 4.42 | $ 4.66 | $ 2.55 |
| Dividend yield | 0% | 0% | 0% |
| Risk free interest rate | 3.95% | 4.22% | 3.92% |
| Expected life | 3.55 years | 3.55 years | 3.55 years |
| Expected volatility | 50% | 68% | 66% |

The determination of expected volatility contained in the option pricing model is based on subjective assumptions which can materially affect the fair value estimate of the options at the date of grant.

A summary of the status of the Company's Share Option Plan as of December 31, 2007 and changes during the year is presented below:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding at beginning of year | 1,996,333 | $ 4.94 | 2,072,000 | $ 4.46 |
| Granted | 190,000 | $ 12.42 | 260,000 | $ 6.18 |
| Exercised | (909,666) | $ 3.01 | (290,667) | $ 2.42 |
| Lapsed | (15,000) | $ 10.90 | (45,000) | $ 6.60 |
| Outstanding at end of year | 1,261,667 | $ 7.38 | 1,996,333 | $ 4.94 |
| Options exercisable at end of year | 500,000 | $ 6.64 | 904,666 | $ 3.05 |

The following table summarizes information about the share options outstanding at December 31, 2007:

| | Options Outstanding | | Options Exercisable |
|---|---|---|---|
| Exercise Price | Number Outstanding | Weighted Average Remaining Contractual Life | Number Exercisable |
| $ 5.30 | 133,334 | 4.0 years | 1 |
| $ 6.60 | 898,333 | 2.6 years | 484,999 |
| $ 6.80 | 8,000 | 2.0 years | 8,000 |
| $ 9.10 | 47,000 | 4.0 years | 7,000 |
| $10.90 | 75,000 | 5.0 years | - |
| $13.26 | 50,000 | 6.0 years | - |
| $14.30 | 50,000 | 6.0 years | - |
| | 1,261,667 | 3.2 years | 500,000 |

(c) Normal Course Issuer Bid ("NCIB")

On September 18, 2007 the Toronto Stock Exchange (the "TSX") accepted for filing the Company's Notice for its NCIB to be transacted through the facilities of the TSX.

Pursuant to the NCIB, the Company may purchase up to 1,305,150 common shares, which represents 10% of the public float and approximately 4% of the total 32,687,465 common shares of the Company issued and outstanding as of September 12, 2007. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing September 20, 2007 and ending September 19, 2008. Pursuant to TSX policies, daily purchases made by the

**[expressed in thousands of dollars, except share amounts]**

Company will not exceed 11,787 common shares or 25% of the Company's average daily trading volume of 47,148 common shares on the TSX, subject to certain prescribed exceptions. The Company intends to hold all shares acquired under the NCIB for cancellation. The funding for any purchase pursuant to the NCIB will be financed out of the working capital of the Company.

In the year ended December 31, 2007, the Company did not purchase any shares under the NCIB.

(d) Warrants

All outstanding share purchase warrants were exercised during the year ended December 31, 2007.

## 13. INCOME AND MINING TAXES

The reported income tax provision differs from the amounts computed by applying the Canadian federal and provincial statutory rates to the income before income taxes due to the following reasons:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Amount | % | Amount | % |
| Income before taxes | $ 37,800 | 100.0 | $ 103,843 | 100.0 |
| Income taxes thereon at the basic statutory rates | $ 12,897 | 34.1 | $ 35,431 | 34.1 |
| Increase (decrease) resulting from: | | | | |
| Tax benefits not recognized in the period loss was incurred | 1,228 | 3.2 | (666) | (0.6) |
| Non deductible share based compensation expense | 1,693 | 4.5 | 702 | 0.7 |
| B.C. mineral taxes | 1,314 | 3.5 | 1,890 | 1.8 |
| Effect of rate change | (5,323) | (14.1) | (32) | - |
| Adjustment for taxes in prior periods | 2,850 | 7.5 | - | - |
| Resource allowance | - | - | (1,028) | (1.0) |
| Change in valuation allowance | - | - | (2,495) | (2.4) |
| Non taxable equity income from Huckleberry | - | - | (11,496) | (11.1) |
| Other | 412 | 1.2 | (470) | (0.5) |
| Income and mining taxes | $ 15,071 | 39.9 | $ 21,836 | 21.0 |
| Current taxes | $ 13,772 | | $ 2,428 | |
| Future income taxes | 1,299 | | 19,408 | |
| | $ 15,071 | | $ 21,836 | |

Future income tax assets and future income tax liabilities are as follows:

| | 2007 | 2006 |
|---|---|---|
| Future income tax assets | | |
| Mineral properties | $ 25,676 | $ 19,409 |
| Net operating tax losses carried forward | 7,862 | 2,802 |
| Other | 1,546 | 1,649 |
| Future tax assets | 35,084 | 23,860 |
| Less valuation allowance | (32,736) | (21,913) |
| | 2,348 | 1,947 |
| Future income tax liabilities | | |
| Mineral properties | 38,390 | 18,749 |
| Timing of partnership items | 3,593 | - |
| Other | 198 | 2,956 |
| | 42,181 | 21,705 |
| Net future income tax liabilities | $ (39,833) | $ (19,758) |
| Net Future Income Tax Assets (Liabilities) | | |
| Current portion | $ (3,791) | $ (2,956) |
| Non-current portion | (36,042) | (16,802) |
| | $ (39,833) | $ (19,758) |

(expressed in thousands of dollars, except share amounts)

As at December 31, 2007 the Company had net operating tax loss carry forwards in Canada of approximately $15,018 which can be applied to reduce future Canadian taxable income and will expire in 2008 to 2026. In addition, the Company had net operating tax loss carry forwards in the United States of approximately US$11,333 which can be applied to reduce future US taxable income and will expire in 2009 to 2026. A valuation allowance has been applied to the tax benefit of $10,974 of net operating tax loss carry forwards in Canada and to US$11,333 of net operating tax loss carry forwards in the United States. The tax benefit of these amounts has not been recognized in these financial statements.

## 14. DERIVATIVE INSTRUMENTS AND MARGIN DEPOSITS

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Assets | | | | |
| Current | | | | |
| Security deposits with counterparties [US$nil (2006-US$1,125)] | $ | - | $ | 1,311 |
| Put options purchased [US$5,280 (2006-US$8,914)] | | 5,217 | | 10,388 |
| | $ | 5,217 | $ | 11,699 |
| Non-current | | | | |
| Security deposits with counterparties [US$1,000 (2006-US$nil)] | $ | 988 | $ | - |
| Put options purchased [US$1,332 (2006-US$8,914)] | | 1,316 | | - |
| | $ | 2,304 | $ | - |
| Liabilities | | | | |
| Call options sold [US$2,245 (2006-US$3,255)] | $ | 2,220 | $ | 3,793 |
| Forward sale obligations [US$798 (2006-US$nil)] | | 787 | | - |
| | $ | 3,007 | $ | 3,793 |

Security deposits required to be paid by the Company to counterparties are calculated based on the fair value of the derivative instrument on each trading date, net of the credit facility provided by the counterparties.

At December 31, 2007 the Company had entered into various contracts to protect the cash flow from Mount Polley and Huckleberry against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company accounts for these contracts as investments and records changes in the unrealized gains or losses on these contracts in the statement of income each period and records the fair value of these derivative instruments as a current asset or current liability at each balance sheet date. The fair value of these financial instruments has been recorded as either an asset or a liability as of December 31, 2007 depending on the attributes of the contracts.

From time to time the Company purchases put options, sells call options, and enters into forward sales contracts to manage its exposure to changes in copper prices. Option contracts outstanding at December 31, 2007 are as follows:

| | Weighted Average | | | | | |
|---|---|---|---|---|---|---|
| | | Minimum Price US$/lb | | Maximum Price US$/lb | Put Options Purchased | Call Options Sold |
| | | | | | lbs of copper | lbs of copper |
| Contract Period | | | | | | |
| January to December 2008 | $ | 2.86 | $ | 3.57 | 31,802,000 | 36,046,000 |
| April to December 2008 | $ | 2.00 | $ | - | 6,366,000 | - |
| January to December 2009 | $ | 1.83 | $ | - | 14,964,000 | - |
| January to March 2010 | $ | 1.80 | $ | - | 4,299,000 | - |

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the net pounds of copper specified in the contract. The put options contracts ensure that the Company will receive a price per pound of copper that is no less than the minimum price for the net pounds of copper specified in the contract.

Forward sales contracts outstanding at December 31, 2007 are as follows:

| | | Price US$/lb | Forward Sales |
|---|---|---|---|
| | | | lbs of copper |
| Contract Period | | | |
| January to December 2008 | $ | 3.00 | 8,901,000 |
| January to March 2009 | $ | 3.08 | 1,984,000 |

[expressed in thousands of dollars, except share amounts]

These forward contracts ensure that the Company will receive a price per pound of copper sold that is equal to the price noted above for the net pounds of copper specified in the contract.

From January 1, 2008 to March 13, 2008 the Company purchased put options, sold call options and entered into forward sales contracts to manage its exposure to changes in copper prices. The net pounds of copper and the exercise price under option contracts is as follows:

| | Weighted Average | | Put Options Purchased | Call Options Sold |
|---|---|---|---|---|
| | Minimum Price US$/lb | Maximum Price US$/lb | lbs of copper | lbs of copper |
| Contract Period | | | | |
| February and March 2008 | $ 3.00 | $ - | 2,976,000 | - |
| July to December 2008 | $ 3.00 | $ 3.55 | 7,937,000 | 7,937,000 |
| January to June 2009 | $ 3.00 | $ 3.95 | 7,275,000 | 7,275,000 |

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the net pounds of copper specified in the contract. The call options contracts ensure that the Company will receive a price per pound of copper that is no more than the maximum price for the net pounds of copper specified in the contract.

Forward sales contracts entered into during this period are as follows:

| | Price US$/lb | Forward Sales lbs of copper |
|---|---|---|
| Contract Period | | |
| April and May 2008 | $ 3.52 | 110,000 |
| June and July 2008 | $ 3.79 | 992,000 |

These forward contracts ensure that the Company will receive US$3.52 and US$3.79 per pound of copper respectively for the net pounds of copper specified in these contracts.

## 15. INCOME PER SHARE

The following table sets out the computation of basic and diluted net income, net of tax per common share:

| | 2007 | 2006 |
|---|---|---|
| Numerator: | | |
| Net Income | $ 22,729 | $ 82,007 |
| Denominator: | | |
| Basic weighted-average number of common shares outstanding | 31,868,466 | 29,801,115 |
| Effect of dilutive securities: | | |
| Stock options | 556,522 | 913,250 |
| Warrants | - | 454,587 |
| Diluted potential common shares | 556,522 | 1,367,837 |
| Diluted weighted-average number of common shares outstanding | 32,424,988 | 31,168,952 |
| Basic net income per common share | $ 0.71 | $ 2.75 |
| Diluted net income per common share | $ 0.70 | $ 2.63 |

Excluded from the calculation of diluted net income per common share for the year ended December 31, 2007 were 100,000 shares (2006–120,000 shares) related to stock options and 1,616,185 shares (2006-1,616,185 shares) related to the convertible debentures because their effect was anti-dilutive.

(expressed in thousands of dollars, except share amounts)

## 16. RELATED PARTY TRANSACTIONS

Related party transactions and balances with a company controlled by a significant shareholder and directors are as follows:

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Short term debt (Note 7) | $ | 10,000 | $ | - |
| Convertible debentures (at face value) (Note 9) | $ | 9,750 | $ | 9,750 |
| Interest expense on long term debt | $ | 585 | $ | 585 |
| Other interest expense | $ | 2,015 | $ | 1,284 |
| Financing costs | $ | 400 | $ | - |

## 17. JOINT VENTURES

Included in the consolidated financial statements of the Company are the following amounts representing the Company's interests in joint ventures consisting primarily of a 50% joint venture interest in Huckleberry assets, liabilities and results of operations:

| | | 2007[2] | | 2006[1] |
|---|---|---|---|---|
| *Balance Sheet* | | | | |
| Current Assets | | | | |
| Cash and cash equivalents | $ | 18,669 | $ | 4,792 |
| Short term investments | | 10,835 | | 11,812 |
| Other current assets | | 11,859 | | 16,405 |
| | | 41,363 | | 33,009 |
| Mineral property | | 25,689 | | 21,869 |
| Other assets | | 3,917 | | 1,605 |
| | | 70,969 | | 56,483 |
| Current Liabilities | | | | |
| Accounts payable and other current liabilities | | (13,355) | | (4,003) |
| Future income taxes | | - | | (257) |
| Future site restoration costs | | (13,199) | | (6,785) |
| | $ | 44,415 | $ | 45,438 |
| *Statement of Income and Comprehensive Income* | | | | |
| Revenues | $ | 89,117 | $ | 96,494 |
| Expenses | | 51,780 | | 51,605 |
| Income before under noted | | 37,337 | | 44,889 |
| Losses on derivative instruments | | 14,125 | | 108 |
| Income and mining taxes | | 12,098 | | 11,089 |
| Net Income and Comprehensive Income | $ | 11,114 | $ | 33,692 |
| Statement of Cash Flows | | | | |
| Operating activities | $ | 36,406 | $ | 48,795 |
| Financing activities | | - | | (60,717) |
| Investment activities | | (7,355) | | (7,104) |
| Effect of foreign exchange on cash balances | | (2,924) | | (242) |
| Increase (decrease) in cash and cash equivalents | $ | 26,127 | $ | (19,268) |

(1) Huckleberry was accounted for on the equity basis during 2006. The amounts presented for 2006 are for information purposes and represent the Company's 50% joint venture share of Huckleberry as if Huckleberry had been accounted for on the proportionate consolidation basis during 2006.

(2) Effective May 31, 2007 the Company holds a 35% interest in the Porcher Island Joint Venture whose only asset is the Porcher Island mineral property ($411) and only liability is accounts payable ($49). There were no operations during the year 2007 as the joint venture is currently in the exploration stage. The balances related to the Porcher Island Joint Venture are included in the disclosure above.

(expressed in thousands of dollars, except share amounts)

## 18. COMMITMENTS AND GUARANTEES

At December 31, 2007 the Company is committed to future minimum operating lease payments as follows:

| | | |
|---|---|---|
| 2008 | $ | 350 |
| 2009 | | 316 |
| 2010 | | 259 |
| 2011 | | 254 |
| 2012 | | 107 |
| | $ | 1,286 |

At December 31, 2007 the Company had capital expenditure commitments totaling $347.

The Company has pledged certain mining equipment and supplies inventory at the Mount Polley mine as security for Mount Polley mine future site reclamation obligations.

## 19. FINANCIAL INSTRUMENTS, INTEREST RATE AND CREDIT RISK

At December 31, 2007 the carrying value of cash and cash equivalents, short term investments, marketable securities, accounts receivable, derivative instrument assets and margin call deposits, future site reclamation deposits, and accounts payable and accrued liabilities, taxes payable, derivative instrument liabilities, share based compensation liability, short term and long term debt, and the debt component of the convertible debenture approximates their respective fair values. Management believes that the carrying value of short term and long term debt and the debt component of the convertible debentures approximate fair value as interest rates and credit spreads have not changed materially since the instruments were issued.

Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivatives to manage this risk.

The Company's Canadian mineral revenues have historically been dependent on selling concentrates to four or five smelters or traders. However, as these customers are large, well capitalized and diversified multinationals, credit risk is considered to be minimal.

The Company is exposed to fluctuations in commodity prices and exchange rates and from time to time enters into contracts to manage its exposure and is subject to risk of default by counter parties in connection with these arrangements (Note 14).

## 20. NET CHANGE IN NON CASH OPERATING WORKING CAPITAL BALANCES AND SUPPLEMENTARY CASH FLOW INFORMATION

The net change in non cash operating working capital balances consists of the following:

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Accounts receivable | $ | 4,510 | $ | 3,478 |
| Inventory | | (1,365) | | (7,417) |
| Derivative instrument assets and margin deposits | | 7,724 | | (3,449) |
| Accounts payable and accrued liabilities | | 4,918 | | 723 |
| Taxes payable | | 4,998 | | 746 |
| Derivative instrument liabilities | | (6,392) | | 8,593 |
| | $ | 14,393 | $ | 2,674 |

(expressed in thousands of dollars, except share amounts)

## 21. SEGMENTED INFORMATION

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Revenue by geographic area | | | | |
| Japan | $ | 157,418 | $ | 114,903 |
| United States | | 71,490 | | 66,037 |
| Europe | | 32,487 | | 29,459 |
| Canada | | 3,592 | | 1,048 |
| | $ | 264,987 | $ | 211,447 |

In 2007, the Company had five principal customers (2006-four principal customers) with each customer accounting for 27%, 20%, 15%, 13% and 11% of revenues (2006-31%, 28%, 26% and 14% of revenues).

## 22. CONTINGENT LIABILITIES

During the year ended December 31, 2007 the Company acquired bcMetals (Note 5) which is a party to four legal actions and one contingent liability pertaining to the Red Chris project. The status of these actions are as follows:

(a) Canadian Environmental Assessment Act

On September 25, 2007 the Federal Court of Canada ruled that the Federal environmental assessment of the Red Chris project was procedurally incorrect and should have been carried out by way of a comprehensive study review and not as a screening level review, setting aside the Federal Screening Report of bcMetals' Red Chris project, issued in May 2006.

In October 2007 the ruling was appealed by the Minister of Fisheries and Oceans, the Minister of Natural Resources, the Attorney General of Canada and by bcMetals. The appeal is expected to be heard by the Federal Court of Appeal in the summer of 2008 with a decision in the fall of 2008.

At issue is the nature of the discretion of Federal authorities to scope a project under the Canadian Environmental Assessment Act.

The Red Chris project was subject to both Provincial and Federal environmental review.

Based on the initial project description, Red Chris was first scoped for comprehensive study level review by the responsible Federal authorities. Following receipt by the responsible Federal authorities of additional project information including the fact that the project was undergoing a full Provincial environmental assessment, it was determined that the Federal environmental assessment would proceed by way of a screening report.

Accordingly, comprehensive environmental review of the Red Chris project was carried out by the Province under the B.C. Environmental Assessment Act, in full cooperation with the Federal responsible authorities. This was in keeping with efforts by Provincial and Federal environmental agencies and legislation aimed at harmonizing Federal and Provincial environmental review.

The Provincial review process covered the technical, environmental, and socio-economic elements of the project and included consultation with the Tahltan First Nation and other local communities. Environmental assessment application documents were made available for public review at local libraries in Smithers, Terrace, and Stewart and the Government Agent's office in Dease Lake and Band Offices in Iskut and Telegraph Creek. Notices of the availability of these documents with the public comment period were advertised in the BC Gazette and local newspapers. The documents were also made available through the Provincial and Federal environmental assessment office websites. Open houses were conducted in Stewart, Iskut, Dease Lake and Telegraph Creek, the four communities closest to the Red Chris Project.

In July 2005, the Provincial Environmental Assessment Report concluded the project was not likely to cause significant adverse environmental effects. The project subsequently received a Provincial Environmental Certificate. In April 2006, the Federal responsible authorities issued a Screening Report which also concluded that the project was not likely to cause significant adverse environmental effects.

The appealed judgment impacts only the Federal environmental assessment. There is no impact on the Provincial Environmental Certificate. If the appeal is successful, the Screening Report will stand. If the appeal is unsuccessful, the responsible Federal authorities will be required to carry out a comprehensive study level review, substantially duplicating the work that has been carried out by the Province under the B.C. Environmental Assessment Act.

As the outcome and timing of the appeal is not certain, and a decision either way could be subject to further appeal, work on the comprehensive review has commenced and will continue until such time as the comprehensive review is completed or the ability of the responsible Federal authorities to proceed by way of a screening report has been judicially confirmed. The ability of responsible Federal authorities to exercise discretion in the assessment of projects goes far beyond the Red Chris project as it impacts the cost and timing of Federal environmental assessment for all projects that trigger the Canadian Environmental Assessment Act across the country.

(expressed in thousands of dollars, except share amounts)

(b) Trafigura Beheer BV

In November 2006 bcMetals commenced an action against Trafigura seeking a declaration that there is no binding and enforceable agreement between bcMetals and Trafigura for the sale of copper concentrates from the Red Chris project. Trafigura has counterclaimed that there is a binding and enforceable sales agreement between bcMetals and Trafigura for the sale of copper concentrates from the Red Chris project. This action is in the discovery stage.

(c) Glencore Ltd.

In November 2006 Glencore commenced an action against bcMetals seeking to enforce a contract for the sale of copper concentrates from the Red Chris project. bcMetals has counter-claimed against Glencore seeking damages for contractual interference. This action is in the discovery stage.

(d) American Bullion Minerals Ltd. ("ABML")

In October 2006, two minority shareholders of ABML filed a Petition in the Supreme Court of British Columbia seeking to certify the Petition as a class action proceeding and seeking, primarily, a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and an order that bcMetals, the 52% owner of the issued shares of ABML, purchase the shares of the minority shareholders of ABML, which is in bankruptcy. The Petitioners subsequently filed a motion on March 23, 2007 seeking to have the bankruptcy annulled. At the request of the Court, the Petitioners filed an Amended Petition in April 2007. The Trustee in Bankruptcy challenged the standing of the Petitioners to bring a motion in the bankruptcy proceeding. The Court ruled that the Petitioners have standing in the bankruptcy proceeding. The motion to annul the bankruptcy will likely be heard on its merits in second quarter of 2008. The claim of oppression has been stayed for the time being.

(e) Jiangxi Copper

In February 2007 bcMetals was asked to pay a US$1,000 break fee to Global International Jiangxi Copper Mining Company Limited for non completion of a proposed limited partnership for the development of the Red Chris project. The Company's position is that not all the underlying conditions of the agreement have been met and therefore no break fee is payable. No amount has been accrued in these financial statements in connection with the requested break fee. Should bcMetals be required to pay a break fee, the amount paid will be charged to expense in the Statement of Income.

## 23. SUBSEQUENT EVENT

Subsequent to December 31, 2007 the Company entered into a $30,000 short term revolving working capital facility with a syndicate of lenders which include a company controlled by a significant shareholder (Note 16) and a company controlled by a director. This credit facility bears interest at 10% per annum, payable monthly, and is due on February 15, 2009. The facility is secured by a floating charge on all the assets of the Company plus guarantees by Mount Polley Mining Corporation and Red Chris Development Company Ltd. In consideration of the facility, the lenders will be granted one warrant for each $25.00 advanced under the facility such that warrants to purchase up to 1,200,000 common shares of the Company at $10.00 per share, exercisable until July 31, 2009 could be granted. A maximum of 1,200,000 warrants would be issued if the facility were fully drawn. An arrangement fee of $225 was paid to the lenders.

This facility was used to repay the balance owing on the short term debt incurred to purchase bcMetals (Note 7(a)) and the balance is available for general working capital purposes.

Imperial Metals

**Imperial Metals Corporation**
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6

Telephone 604.669.8959
Investor Relations 604.488.2657

info@imperialmetals.com
www.imperialmetals.com

TSX:III


Red Chris
Bear
Huckleberry Mine
Porcher Island
Mount Polley Mine
Giant Copper
Sterling

**Directors**

Pierre Lebel, Chairman [1/2/3]

Brian Kynoch [3]

Larry Moeller [1/2/3]

Ed Yurkowski [1/2]

1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

**Officers**

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer
& Corporate Secretary

Don Parsons
Vice President Operations

Patrick McAndless
Vice President Exploration

Kelly Findlay
Treasurer

**Auditors**

Deloitte & Touche LLP
Vancouver, BC

**Bankers**

Bank of Nova Scotia
Calgary, AB

Royal Bank of Canada
Vancouver, BC

**Legal Counsel**

Fasken Martineau DuMoulin LLP
Vancouver, BC

**Transfer Agent**

Computershare Investor
Services Inc.
100 University Ave.
9th Floor, North Tower
Toronto, ON M5J 2Y1

Toll Free 800.564.6253

service@computershare.com
www.computershare.com

Shareholder inquiries with respect to change of address, registration, transfer and lost share certificates should be directed to Computershare.

**Annual General Meeting**

May 12, 2008 @ 2:30pm
In the Boardroom of
Fasken Martineau DuMoulin LLP
550 Burrard Street, Suite 2900
Vancouver, BC

A corporate presentation will follow the formal meeting.

Imperial Metals

www.imperialmetals.com

82-34114

Imperial Metals

RECEIVED

2008 APR 16 P 2:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Imperial Metals Corporation**
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

# NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting (the "Meeting") of the shareholders of **IMPERIAL METALS CORPORATION** (the "Company") will be held at the offices of Fasken Martineau DuMoulin LLP, Suite 2900 - 550 Burrard Street, Vancouver, British Columbia, on Monday, May 12, 2008, at 2:30 p.m. (Pacific Time) for the following purposes:

1. To receive audited Consolidated Financial Statements of the Company for the year ended December 31, 2007, together with the Auditors' Report thereon;

2. To set the number of directors of the Company at four;

3. To elect directors;

4. To appoint auditors;

5. To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete the accompanying form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 17th day of March, 2008.

**BY ORDER OF THE BOARD**

(signed) *"J. Brian Kynoch"*

J. Brian Kynoch, President

82-34714

# IMPERIAL METALS CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

**Security Class**

**Holder Account Number**

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## Form of Proxy - Annual General Meeting to be held on May 12, 2008

## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management

**Proxies submitted must be received by 2:30 pm, Pacific Time on Thursday, May 8, 2008.**

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## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

**1-866-732-VOTE (8683) Toll Free**

**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com

**If you vote by telephone or the Internet, DO NOT mail back this proxy.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

**To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.**

**CONTROL NUMBER** **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

22FE08063.E.SEDAR/000001/000001/i

## Appointment of Proxyholder

**The undersigned ("Registered Shareholder") of Imperial Metals Corporation (the "Company") hereby appoints: J. Brian Kynoch,** or failing him, **Andre H. Deepwell**

OR

**Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.**

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Imperial Metals Corporation to be held in the boardroom of Fasken Martineau DuMoulin LLP, 2900 – 550 Burrard Street, Vancouver, British Columbia on Monday, May 12, 2008 at 2:30 p.m. Pacific time and at any adjournment thereof.

**VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.**

### 1. Set the Number of Directors

Set the number of directors at four (4).

For ☐ Against ☐

### 2. Election of Directors

| | For | Withhold |
|---|---|---|
| 01. J. Brian Kynoch | ☐ | ☐ |
| 02. Pierre Lebel | ☐ | ☐ |
| 03. Larry G. Moeller | ☐ | ☐ |
| 04. Edward A. Yurkowski | ☐ | ☐ |

Fold

### 3. Appointment of Auditors

To appoint Deloitte & Touche LLP, as auditors of the Company for the ensuing year.

For ☐ Withhold ☐

Fold

### Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

**Signature(s)**

**Date**

MM / DD / YY

### Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

### Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 3 7 8 9 9 A R 1 I I R Q

## IMPERIAL METALS CORPORATION

200 – 580 Hornby Street, Vancouver, BC  V6C 3B6

## INFORMATION CIRCULAR

As at March 17, 2008

### INTRODUCTION

This Information Circular accompanies the Notice of Annual General Meeting (the "Meeting") of the shareholders of Imperial Metals Corporation (the "Company") to be held on Monday, May 12, 2008 at the time and place set out in the accompanying Notice of Meeting. **This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment of the Meeting.**

### PROXIES AND VOTING RIGHTS

**Management Solicitation and Appointment of Proxies**

***Registered Shareholders***

The persons named in the accompanying form of proxy are nominees of the Company's management. **A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for and on the shareholder's behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the shareholder must either:**

**(a) on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the shareholder's nominee in the blank space provided; or**

**(b) complete another proper form of proxy.**

To be valid, a proxy must be signed by the shareholder or his or her legal personal representative. In the case of a corporation, the proxy must be signed by a duly authorized representative of the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be received by Computershare Investor Services Inc., Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, by 2:30 p.m. (Pacific time) on Thursday, May 8, 2008 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

***Non-Registered Shareholders***

**Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting.**

If common shares of the Company are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited), which company acts as nominee for many Canadian brokerage firms. Common shares so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares of the Company registered in the name of CDS & Co. or any other securities depositary firms or brokerage houses are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (the "Meeting Materials") to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders with a request for voting instructions. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often the request for voting instructions supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, it is not a valid proxy; rather it is to be used as a means of instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Very often, intermediaries will use service companies to forward the Meeting Materials to Beneficial Shareholders. Generally, Beneficial Shareholders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is otherwise not completed. Because the intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Shareholder when submitting the proxy. In this case, the Beneficial Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to **Computershare Investor Services Inc.** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the intermediary**, and which, when properly completed and signed by the Beneficial Shareholder and returned to the intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the intermediary or its service company in accordance with the instructions of the intermediary or its service company.

The majority of brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to Broadridge Financial Solutions Inc. ("Broadridge"). Broadridge typically supplies a special sticker to be attached to the proxy forms and asks Beneficial Shareholders to return the completed proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving such a proxy from Broadridge cannot use that proxy to vote shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to instruct Broadridge how to vote the shares.**

In either case, the purpose of these procedures is to permit Beneficial Shareholders to direct the voting of the shares of the Company which they beneficially own. **Should a Beneficial Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Beneficial Shareholder), the Beneficial Shareholder should strike out the names of the Management Proxyholders and insert the name of the Beneficial Shareholder (or such other person voting on behalf of the Beneficial Shareholder) in the blank space provided or follow such other instructions as may be provided by their brokers/nominees. In either case, Beneficial Shareholders should carefully follow the instructions of their intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

In addition, there are two kinds of Beneficial Shareholders - those who object to their names being made known to the issuers of securities which they own called Objecting Beneficial Owners ("OBOs") and those who do not object to the issuers of the securities they own knowing who they are called Non-Objecting Beneficial Owners ("NOBOs").

The Company has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of common shares have been obtained in accordance with applicable securities legislation from the intermediary holding the common shares on your behalf. By choosing to send these materials to you directly, the Company has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our transfer agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc. as the case might be) ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

All references to shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

**Revocation of Proxies**

A shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

a) by an instrument in writing that is:

    (i) signed by the shareholder (or his or her legal personal representative) or, where the shareholder is a corporation, a duly authorized representative of the corporation; and

    (ii) delivered to the registered office of the Company at Suite 200, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting, or delivered to the Chair of the Meeting on the day of the Meeting or any adjournment of the Meeting before any vote on a matter in respect of which the proxy is to be used has been taken; or

b) in any other manner provided by law.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

**Voting of Shares and Proxies and Exercise of Discretion by Proxyholders**

***Voting By Show of Hands***

Voting at the Meeting generally will be by a show of hands, with every person present who is a shareholder or proxyholder and entitled to vote on the matter entitled to one vote.

***Voting By Poll***

Voting at the Meeting will be by poll only if a poll is:

(a) requested by a shareholder present at the Meeting in person or by proxy;

(b) directed by the Chair; or

(c) required by law because the number of shares represented by proxy that are to be voted against the motion is greater than 5% of the Company's issued and outstanding shares.

On a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

*Approval of Resolutions*

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required; to approve a motion for a special resolution, a majority of not less than 2/3 of the votes cast in person or by proxy will be required.

*Voting of Proxies and Exercise of Discretion By Proxyholders*

A shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. **If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.**

**If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy. It is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company's Board of Directors for directors and auditor.**

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters, that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

**Solicitation of Proxies**

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxy from their principals. The costs of solicitation will be borne by the Company.

## VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Only shareholders of the Company who are listed on its register of shareholders on the record date of March 17, 2008 are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see "Voting of Shares and Proxies and Exercise of Discretion by Proxyholders" above).

As of March 17, 2008, the Company had 32,689,244 common shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company other than as set out below:

| Name | Number of Shares | Percentage of Outstanding Shares |
|---|---|---|
| Mr. N. Murray Edwards, and Edco Financial Holdings Ltd. and Edco Capital Corporation, companies controlled by Mr. Edwards | 12,127,279(1) | 37.10% |
| Fairholme Capital Management, LLC | 6,531,400(2) | 19.98% |

Notes:

(1) Mr. Edwards holds $9,000,000 of convertible debentures. Each $8.65 of face value of the convertible debenture is convertible into one common share of the Company. If all the convertible debentures held by Mr. Edwards were converted into common shares then he would own an additional 1,040,462 common shares of the Company. In addition, through Edco Capital Corporation, Mr. Edwards holds warrants to purchase 450,000 common shares of the Company exercisable at $10 per share, expiring July 31, 2009.

(2) Fairholme Capital Management, LLC also controls warrants to purchase 100,000 common shares of the Company exercisable at $10 per share, expiring July 31, 2009.

## ELECTION OF DIRECTORS

The board of directors of the Company currently consists of four directors and it is proposed to fix the number of directors at four and to elect four directors for the ensuing year.

The Company's Board of Directors proposes to nominate the persons named in the table below for election as directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the *Business Corporations Act* (British Columbia).

The following table sets out the names of management's nominees for election as directors, the place in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time during which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as of the date of this Information Circular.

| Name, Place of Residence And Position with Company[1] | Principal Occupation[1] | Director Since | Shares Owned[1] |
|---|---|---|---|
| Pierre Lebel [2/3/4]<br>British Columbia, Canada<br>*Director and Chairman* | Chairman of the Board of the Company. | December 6, 2001 | 45,304 |
| J. Brian Kynoch [4]<br>British Columbia, Canada<br>*Director and President* | President of the Company. | March 7, 2002 | 352,093 |
| Larry G. Moeller [2/3/4]<br>Alberta, Canada<br>*Director* | President, Kimball Capital Corporation, a private company. | March 7, 2002 | 1,027,934 |
| Edward A. Yurkowski [2/3]<br>Alberta, Canada<br>*Director* | President of Procon Mining and Tunnelling Ltd., a full-service mining contractor. | May 20, 2005 | Nil |

1 The information as to the place of residence, principal occupation and shares beneficially owned, directly or indirectly, or controlled or directed, has been furnished by the respective directors individually.

2 Member of the Audit Committee.

3 Member of the Compensation Committee.

4 Member of the Corporate Governance and Nominating Committee.

The Company does not have an Executive Committee.

The Company's Board of Directors does not contemplate that any of its nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed above before the Meeting, then the proxyholders named in the accompanying form of proxy intend to exercise discretionary authority to vote the shares represented by proxy for the election of any other persons as directors.

**Corporate Cease Trade Orders or Bankruptcies**

Messrs. Kynoch, Lebel and Moeller were Directors of Imperial Metals Corporation ("Old Imperial") in 2002 when it implemented a Plan of Arrangement under the *Company Act* (British Columbia) and under the *Companies' Creditors Arrangement Act* (Canada) which resulted in the separation of the mining and oil and gas businesses carried on by Old Imperial. The reorganization created two public corporations, the new Imperial Metals Corporation, and IEI Energy Inc. (now NuVista Energy Ltd.), an oil and gas company that trades on the Toronto Stock Exchange. Refer to the management proxy and Information Circular for IEI Energy Inc. dated January 20, 2003 on the SEDAR website at *www.sedar.com.*

Other than as described above, during the ten years preceding the date of this Information Circular, no proposed director of the Company has, to the knowledge of the Company, been:

(a) a director, chief executive officer or chief financial officer of any issuer that:

(i) was the subject of a cease trade or similar order or an order that denied such issuer access to any exemption under securities legislation that was in effect for a period of more than thirty consecutive days (an "Order") while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to such an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer in the company that is the subject of the Order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) a director or executive officer of any issuer that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

**Individual Bankruptcies**

During the ten years preceding the date of this Information Circular, no proposed director of the Company has, to the knowledge of the Company, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

**Penalties or Sanctions**

None of the proposed nominees for election as a director of the Company has been subject to any penalties or sanctions imposed by a court or regulatory body or entered into a settlement agreement with any securities regulatory authority since December 31, 2000.

**APPOINTMENT OF AUDITORS**

The shareholders will be asked to vote for the appointment of Deloitte & Touche LLP as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company. Deloitte & Touche LLP were first appointed as auditor of the Company on December 7, 2001.

## STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of the Company and each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeded $150,000. It also includes any individual who would have been one of the Company's three most highly compensated executive officers except that individual was not serving as an executive officer at the end of the most recently completed financial year.

The Company currently has four Named Executive Officers, being J. Brian Kynoch, President; Andre Deepwell, Chief Financial Officer and Corporate Secretary; Don Parsons, Vice President, Operations; and Patrick McAndless, Vice President, Exploration.

### Summary Compensation Table

| | | Annual Compensation | | | Long-Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| NEO Name and Principal Position | Year Ended December 31, | Salary $ | Bonus $ | Other Annual Compen-sation $ | Securities Under Options/SARs Granted (#) | Shares or Units subject to Resale Restrictions (#) | LTIP Payouts ($) | All Other Compen-sation[5] ($) |
| J. Brian Kynoch | 2007 | 185,625 | 20,000[2] | Nil | Nil | Nil | Nil | 6,038 |
| *President* | 2006 | 166,875 | 88,400[3] | Nil | Nil | Nil | Nil | 5,250 |
| | 2005 | 145,500[1] | Nil | Nil | 240,000 | Nil | Nil | Nil |
| Andre Deepwell | 2007 | 165,769 | 9,500[2] | Nil | Nil | Nil | Nil | 5,513 |
| *Chief Financial Officer and* | 2006 | 153,105 | 41,900[3] | Nil | Nil | Nil | Nil | 4,900 |
| *Corporate Secretary* | 2005 | 132,500[1] | Nil | Nil | 125,000 | Nil | Nil | Nil |
| Don Parsons[4] | 2007 | 151,172 | 9,500[2] | Nil | Nil | Nil | Nil | 4,219 |
| *Vice President, Operations* | 2006 | 136,719 | 37,400[3] | Nil | 200,000 | Nil | Nil | 2,500 |
| | 2005 | 20,833 | Nil | Nil | Nil | Nil | Nil | Nil |
| Patrick McAndless | 2007 | 145,245 | 8,200[2] | Nil | Nil | Nil | Nil | 4,830 |
| *Vice President, Exploration* | 2006 | 133,500 | 35,400[3] | Nil | Nil | Nil | Nil | Nil |
| | 2005 | 116,250[1] | Nil | Nil | 125,000 | Nil | Nil | Nil |

(1) Salary for 2005 includes deferred salaries which were paid during the first four months of 2006.
(2) Bonus in respect of 2007 was paid in 2008.
(3) Bonus in respect of 2006 was paid in 2007.
(4) Mr. Parsons was appointed as Vice President, Operations on November 1, 2005.
(5) Contributions by the Company to an Employee Share Purchase Plan or RRSP Plan.

### Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP's do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company has not granted any LTIP's during the past fiscal year.

**Option/SAR Grants During The Most Recently Completed Financial Year**

No stock options were granted to the Named Executive Officers or repriced during the fiscal year ended December 31, 2007.

**Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values**

The following table sets forth information regarding share options exercised by the Named Executive Officers during the year ended December 31, 2007 and the financial year end value of unexercised options on an aggregated basis.

| NEO Name | Securities Acquired on Exercise (#) | Aggregate Value Realized ($) | Unexercised Options/SARs at December 31, 2007 (#) Exercisable / Unexercisable | Value [(1)] of Unexercised in-the-money Options/SARs at Financial Year End ($) Exercisable/ Unexercisable |
|---|---|---|---|---|
| J. Brian Kynoch | 190,000 | $2,660,000 | 160,000/80,000 | $753,600/$376,800 |
| Andre Deepwell | 100,000 | $1,306,130 | 83,333/41,667 | $392,500/$196,250 |
| Don Parsons | 66,666 | $475,663 | Nil/133,333 | Nil/$801,333 |
| Patrick McAndless | 83,000 | $572,310 | 1,333/41,667 | $6,280/$196,250 |

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares as at December 31, 2007 ($11.31).

**Termination of Employment, Change in Responsibilities and Employment Contracts**

With the exception of Don Parsons, there are no written employment agreements in place with any of the Named Executive Officers. There were no compensatory plans, contracts or arrangements where a Named Executive Officer is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or installments, in the event of (i) the resignation, retirement or any other termination of the Named Executive Officer's employment with the Company and its subsidiaries; (ii) a change of control of the Company or any of its subsidiaries; or (iii) a change in the Named Executive Officer's responsibilities following a change of control.

**Composition of the Compensation Committee**

Three unrelated directors, Messrs. Lebel, Moeller and Yurkowski, are members of the Compensation Committee. Mr. Lebel is Chair of the Board of the Company and was formerly the President of the Company. Refer also to "Interest of Informed Persons in Material Transactions".

**Report on Executive Compensation**

The Company's executive compensation program is administered by the Compensation Committee on behalf of the Board of Directors. The Compensation Committee is responsible for ensuring that the Company has in place an appropriate plan for executive compensation. The plan must be competitive and rewarding so as to attract, retain and motivate executives who will provide the leadership required to enhance the growth and profitability of the Company.

The Committee's overall policy for determining executive compensation is based on the following fundamental principles:

1. Management's fundamental objective is to maximize long term shareholder value;
2. Performance is the key determinant of pay for executive officers; and
3. The executive officers have clear management accountabilities.

Overall executive compensation is comprised of several components: base salary, annual incentives which relate to specific accomplishments during the year and which are paid in cash and long term equity-based incentives in the form of stock options. To date, no specific formulae have been developed to assign a specific weighting to each of these components. The Company's compensation philosophy is to foster entrepreneurship at all levels of the organization by making long term equity-based incentives, through the granting of stock options, a significant component of executive compensation assuming the Company's common share price achieves good long term performance. The Committee uses third party compensation data to help determine competitiveness. The Committee reviews each component of executive compensation and, in addition, reviews total compensation for overall competitiveness.

*Base Salary*

The Compensation Committee and the Board of Directors approve the salary ranges for all levels of the Company's employees. Comparative data is accumulated from a number of external sources including independent consultants. The Policy for determining salary for executive officers is consistent with the administration of salaries for all other employees. Base salaries for executives are determined by assessment of sustained performance and consideration of competitive compensation levels for the markets in which the Company operates.

*Annual Incentives*

The Company's executive officers are eligible for annual cash bonuses. Annual bonuses are based on both Company and individual performance related to a variety of factors including successful consummation of significant contracts or transactions. The Company has a bonus plan for head office staff and is based on annual operating and financial targets and board discretion. Each factor has equal weighting.

*Long Term Compensation*

The Company has a broadly-based employee stock option plan. The plan is designed to encourage stock ownership and entrepreneurship on the part of all employees and, in particular, all executive officers. The plan aligns the interests of executive officers with shareholders by linking a significant component of executive compensation to the long term performance of the Company's common stock. Consideration is given to the amount and terms of outstanding options, SARs and shares and units subject to resale restrictions.

Report submitted on behalf of Compensation Committee.

**Performance Graph**

The following graph compares the cumulative shareholder return on a $100 investment in common shares of the Company to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from December 31, 2002 to December 31, 2007.


3000
2500
2000
1500
1000
500
0
CUMULATIVE TOTAL RETURN ($)
Company
S&P/TSX Composite Index
31-Dec-02
31-Dec-03
31-Dec-04
31-Dec-05
31-Dec-06
31-Dec-07

| | December 31, 2002 | December 31, 2003 | December 31, 2004 | December 31, 2005 | December 31, 2006 | December 31, 2007 |
|---|---|---|---|---|---|---|
| Company | 100.00 | 1,420.40 | 1,674.80 | 1,142.68 | 2,450.72 | 2,397.72 |
| S&P/TSX Composite Index | 100.00 | 123.31 | 138.70 | 169.08 | 193.63 | 207.50 |

**Compensation of Directors**

The Board, in consultation with its Compensation Committee, determines compensation for Board members. With the exception of the Chairman, the Board has determined that cash compensation for directors is not appropriate at this time. Directors are however reimbursed for travel and other out-of-pocket expenses incurred in connection with their duties as Directors. Also, all Directors receive stock options. During the fiscal year ended December 31, 2007, no stock options were granted to the Company's Directors.

In determining compensation for Directors, the Board takes into consideration the types of compensation and amounts paid to directors of comparable publicly traded Canadian companies.

**Compensation of the Chairman**

During the fiscal year ended December 31, 2007, Mr. Lebel received compensation of $5,500 per month for acting as Chairman of the Company. Mr. Lebel spends a minimum of 14 days per month on Company business. He receives $400/day for any additional days required. In 2007, the Company paid Mr. Lebel total compensation of $66,000. A bonus of $10,000 in respect to the year 2007 will be paid in 2008.

**Directors' and Officers' Liability Insurance**

The Company maintains an insurance policy with respect to directors' and officers' liability covering directors and officers of the Company and its subsidiaries as a group. The policy provides coverage to an annual limit of $10,000,000, subject to a deductible of $25,000. The annual premium for the last completed policy period was $48,410. The Company's coverage under the policy is for a period of 12 months until November 1, 2008, with terms and premiums to be established at each renewal.

## CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") was adopted by each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. The corporate governance practices adopted by the Company are set out in the attached Schedule "A".

## AUDIT COMMITTEE

The Audit Committee is composed of independent directors (Pierre Lebel, Larry Moeller and Edward Yurkowski).

The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors.

Audit committee information as required under National Instrument 52-110 – Audit Committees is contained in the Company's Annual Information Form dated March 20, 2008 under the heading "Audit Committee Information". Audit Committee information includes the charter, committee composition, relevant education and experience, audit committee oversight, pre-approval policies and procedures, and fees paid to the external auditor. The Annual Information Form is available on the SEDAR website at *www.sedar.com* and is on the Company's website at *www.imperialmetals.com*. A copy of the Company's Annual Information Form will be provided to any shareholder of the Company without charge by request to the Corporate Secretary of the Company at Suite 200 - 580 Hornby Street, Vancouver, British Columbia V6C 3B6.

## SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

**Stock Option Plan**

The Company implemented a Stock Option Plan on January 29, 2002, which was approved by the Company's shareholders on March 7, 2002, pursuant to which the Company reserved 1,500,000 common shares for issuance upon the exercise of stock options.

Pursuant to the Amended and Restated Stock Option Plan (2004) (the "Fixed Plan") which was approved by Company's shareholders on June 9, 2004, the number of shares issuable under the Fixed Plan was increased from 1,500,000 to 2,500,000 common shares.

On August 11, 2005, the Board of Directors of the Company approved a 10% "rolling" stock option plan (the "Existing Rolling Plan"), which was approved by the TSX and by the shareholders of the Company.

On March 20, 2007, the Board of Directors of the Company approved a new 10% "rolling" Stock Option Plan (2007) (the "2007 Stock Option Plan"), which has been approved by the TSX and by the shareholders of the Company. The 2007 Stock Option Plan replaced both the Fixed Plan and the Existing Rolling Plan. The 2007 Stock Option Plan uses a "rolling" number of shares rather than a "fixed" number of shares. The total number of common shares issuable under the 2007 Stock Option Plan shall not exceed 10% of the issued and outstanding common shares of the Company at the time the option is granted less any options granted under the Fixed Plan or the Existing Rolling Plan. Under the policies of the TSX, "rolling" stock option plans are required, upon institution and every three years thereafter, to be approved by a majority of a listed issuer's directors and, where required, by the listed issuer's securityholders.

The 2007 Stock Option Plan is administered by the Board of Directors of the Company or a committee thereof (the "Committee") at its discretion from time to time to grant options to directors, officers, employees and certain other persons providing services to the Company or any of its subsidiaries to purchase common shares of the Company.

The maximum number of common shares of the Company reserved for issuance under the 2007 Stock Option Plan is 10% of the number of common shares of the Company which are issued and outstanding on the date the subject stock option is granted less all outstanding options granted under any previous stock option plans of the Company, provided that if any stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares in respect of such expired or terminated stock options shall again be available for the purposes of granting stock options pursuant to the 2007 Stock Option Plan. The number of common shares issuable under the 2007 Stock Option Plan and all other established or proposed share compensation arrangements of the Company to insiders of the Company is not to exceed 10% of the outstanding common shares of the Company. The number of common shares issued to insiders within any one year period pursuant to the 2007 Stock Option Plan and all other established or proposed share compensation arrangements of the Company is not to exceed 10% of the outstanding common shares of the Company.

The options will be exercisable at a price fixed by the Committee at the time of grant that will not be less than the Market Price of the common shares of the Company on the last trading day immediately prior to the date of the grant. "Market Price", on any date, will be the closing trading price of the common shares of the Company on the TSX (as reported by such exchange) on the date or, in the absence of a closing price on such date, on the most recent date (not exceeding 10 days) prior to such date or, if the common shares are not listed on the TSX, on such other stock exchange as the Committee may designate and, otherwise shall be as determined by the Committee, or such price allowed by the applicable regulatory body or exchange.

Options granted under the 2007 Stock Option Plan are exercisable for such term as may be determined by the Committee at the time of grant, subject to earlier termination after certain events such as the optionee's cessation of service to the Company or death. The Committee, at its sole discretion, may determine the method of vesting, if any, of share options granted under the 2007 Stock Option Plan. If an optionee ceases to be a director, officer, employee or consultant of the Company for any reason (other than death), the optionee may, but only within a period determined by the Committee of up to a maximum of 90 days after the optionee's ceasing to be a director, officer, employee or consultant of the Company, exercise the stock option but only to the extent that the optionee was entitled to exercise it at the date of such cessation. In the event of the death of an optionee, the stock option previously granted to such optionee shall be exercisable only within six months following the date of the death of the optionee or prior to the time of expiry of such stock option, whichever is earlier, and then only by the person or persons to whom the optionee's rights under the stock option shall pass by the optionee's will or the laws of descent and distribution and if and to the extent that the optionee was entitled to exercise the stock option at the date of the optionee's death.

Options granted under the 2007 Stock Option Plan are non-assignable and non-transferable without the prior written consent of the Company.

The Company will not provide financial assistance to facilitate the exercise of stock options.

The Committee may, subject to the prior approval of the Board of Directors of the Company and, if required, any stock exchange or other regulatory body having jurisdiction, may discontinue the 2007 Stock Option Plan or amend the 2007 Stock Option Plan for, among others, the following purposes:

(a) amendments which are of a typographical, grammatical or clerical nature;

(b) changes to the vesting provisions;

(c) changes to the manner of determining the Market Price;

(d) a change to the termination provisions which does not entail an extension beyond the original expiry date;

(e) any change to the eligible participants as Optionees which would have the potential of broadening or increasing insider participation; or

(f) the addition of a deferred or restricted share unit or an other provision which results in Optionees receiving securities while no cash consideration is received by the Company,

provided, however, that securityholder approval is required for any reduction in the exercise price or purchase price or the extension of the term of any stock option which benefits an insider of the Company, which securityholder approval must exclude the votes of securities held by the insiders benefiting from the amendment.

The 2007 Stock Option Plan also permits holders of existing and new stock options to receive a cash payment in lieu of exercising their stock options. The Directors of the Company have determined that the value of stock options as a means of attracting and retaining qualified personnel would be enhanced by incorporating a provision whereby the optionholder is granted the right to elect to either: (a) exercise vested stock options in the traditional manner of paying the applicable exercise price to the Company and being issued common shares; or (b) receive a cash payment by surrendering to the Company vested options without exercising them in return for a cash payment equal to the difference between the market value for the common shares of the Company on the date of the exercise and the exercise price of the optioned shares, multiplied by the number of optioned shares notionally being "exercised" (which is essentially the same amount the optionholder would otherwise realize by exercising the vested stock options and immediately selling the common shares issued upon exercise of the options). The inclusion of this cash payment alternative under the 2007 Stock Option Plan will enable the Company to provide essentially the same benefits to optionholders without increasing its outstanding common shares, to the extent that optionholders utilize this feature. The Company believes that a majority of optionholders will utilize the simplified cash payment feature rather than exercising their options to realize the value of their options through a much more complicated procedure. Further, all common shares subject to any stock option that is surrendered pursuant to the cash payment feature will be available for future stock options to be granted under the 2007 Stock Option Plan, as is the case for options which are terminated or cancelled without having been exercised.

All options are subject to the applicable rules and regulations of all regulatory authorities and stock exchanges to which the Company is subject.

The Company has currently outstanding options to purchase up to 1,256,667 common shares [3.8% of the current issued and outstanding common shares of the Company].

**Share Purchase Plan**

On March 2, 2005, the Board of Directors of the Company established a Share Purchase Plan, which was approved by the Company's shareholders on May 16, 2005.

The Share Purchase Plan allows full-time employees of the Company and its subsidiaries who have been employed by the Company or any of its subsidiaries for at least six consecutive months to purchase shares in the Company and receive from the Company an equal number of shares (the "Company's Contribution") over and above the shares purchased. The Share Purchase Plan is designed to allow participation by Company employees in the future growth of the Company. Employees must subscribe no later than December 1st of every year to commence contributions for the following calendar year. Employees have the opportunity to contribute up to a maximum of 5% of their gross annual salaries (the "Employee's Contribution") excluding any overtime pay, bonuses or allowances of any kind. Except with the further approval of the shareholders of the Company given by the affirmative vote of a majority of the votes cast at a meeting of the shareholders of the Company, excluding the votes of insiders of the Company and such insider's associates, the Company may not cause (a) the issuance or delivery to insiders of the Company, within a one-year period, of common shares under the Share Purchase Plan and the Company's 2007 Stock Option Plan to exceed 10% of the outstanding issue; and (b) the issuance or delivery to any one insider of the Company and such insider's associates, within a one-year period, of Shares under this Share Purchase Plan and the Company's 2007 Stock Option Plan to exceed 5% of the outstanding issue.

The Company may issue shares from its treasury or purchase shares in the market for delivery to the participants under the Share Purchase Plan. The Company's contribution will not exceed 200,000 common shares in any calendar year and will not exceed 1,000,000 common shares in the aggregate (representing 3.1% of the current issued common shares of the Company). The Company has, to date, not issued any common shares of the Company under the Share Purchase Plan.

The Board of Directors reserves the right to amend, modify or terminate the Share Purchase Plan at any time if and when it is advisable in the absolute discretion of the board of directors.

***Equity Compensation Plan Information***

The following table summarizes the Company's compensation plans described in detail above under which equity securities of the Company are authorized for issuance at the end of the Company's most recently completed financial year:

| Plan Category | **Number of securities to be issued upon exercise of outstanding options, warrants and rights** (a) | **Weighted-average exercise price of outstanding options, warrants and rights** (b) | **Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))** (c) |
|---|---|---|---|
| Equity compensation plans approved by securityholders: | | | |
| Stock Option Plan (2007) | 1,256,667 | $7.38 | 2,012,257 |
| Share Purchase Plan | -- | -- | 1,000,000 |
| Equity compensation plans not approved by securityholders: | -- | -- | -- |
| Total | 1,256,667 | $7.38 | 3,012,257 |

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

## MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries (if any).

## INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

(a) In March 2005, the Company issued $20 million of convertible debentures with interest payable at 6% per annum. The following insiders of the Company purchased $9.75 million of the Convertible Debentures: N. Murray Edwards of Calgary, Alberta, a significant shareholder of the Company, purchased $9,000,000 of the Convertible Debentures; Larry Moeller of Calgary, Alberta, a director of the Company, purchased $650,000 of the Convertible Debentures; and Brian Kynoch of Vancouver, British Columbia, the President of the Company, purchased $100,000 of the Convertible Debentures. Further details on the Convertible Debentures can be found in Note 9 to the audited consolidated financial statements for the year ended December 31, 2007.

(b) In September 2006, the Company obtained a $40 million credit facility with Edco Capital Corporation of Calgary, Alberta, a company controlled by N. Murray Edwards, a significant shareholder of the Company, to assist with the acquisition of bcMetals. The facility is subject to conditions usual in commercial lending transactions of this kind. Interest on the outstanding principal amount and interest on overdue interest will compound monthly at the rate of 9% per annum. In February 2007, the Company drew the full $40 million to assist with the purchase of bcMetals. A draw fee of 1% was paid on the amount drawn. The facility was scheduled to expire on November 30, 2007 and its continuance is subject to satisfactory periodic reviews and no adverse changes occurring. The amount drawn down was evidenced by a promissory note and secured by a floating charge debenture on the Company's assets and a guarantee from its subsidiary, Mount Polley Mining Corporation. In October 2007, the due date on the facility was extended to February 29, 2008 and the interest rate increased to 10% effective December 1, 2007. The credit facility was repaid in February 2008 from a new short term revolving credit facility with a syndicate of lenders.

(c) In February 2008, the Company entered into a $30 million revolving Line of Credit facility of which $22.5 million was with Edco Capital Corporation of Calgary, Alberta, a company controlled by N. Murray Edwards, a significant shareholder of the Company, $2.5 million with Balinhard Capital Corporation, a company controlled by Larry Moeller of Calgary, Alberta, a director of the Company, and $5,000,000 with Fairholme Capital Management, LLC of Florida, USA, controls more than 10% of the voting shares of the Company. This facility bears interest at 10% per annum, payable monthly, and is due on February 15, 2009. The facility is secured by a floating charge on all the assets of the Company plus guarantees by Mount Polley Mining Corporation and Red Chris Development Company Ltd. In consideration of the facility, the lenders will be granted one warrant for each $25 advanced under the facility such that warrants to purchase up to 1,200,000 common shares of the Company at $10 per share, exercisable until July 31, 2009 could be granted. A maximum of 1,200,000 warrants would be issued if the facility were fully drawn. An arrangement fee of $225,000 was paid to the lenders. As at March 17, 2008, $15 million had been drawn on the facility and 600,000 warrants had been issued.

## INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company at any time since the beginning of the Company's most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

## OTHER MATTERS TO BE ACTED UPON

There are no other matters to be considered at the Meeting which are known to the directors or executive officers at this time. However, if any other matters properly come before the Meeting it is the intention of the persons named in the Form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

## ADDITIONAL INFORMATION

Additional information concerning the Company, including the Company's consolidated interim and annual financial statements and management's discussion and analysis, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at *www.sedar.com* under "Company Profiles – Imperial Metals Corporation". Copies of such information may also be obtained on the Company's website at *www.imperialmetals.com* or on request without charge from the Corporate Secretary of the Company, Suite 200 - 580 Hornby Street, Vancouver, British Columbia, V6C 3B6 Telephone 604.669.8959.

Financial information of the Company is provided in the Company's consolidated comparative financial statements, and management's discussion and analysis thereon, for the Company's fiscal year ended December 31, 2007. Copies of such financial statements may be obtained in the manner set forth above.

**SCHEDULE "A"**

**IMPERIAL METALS CORPORATION**
(the "Company")

**STATEMENT OF CORPORATE GOVERNANCE PRACTICES**

**1. Board of Directors**

(a) *Disclose the identity of directors who are independent.*

The Board of Directors considers that three of the four current Directors are independent according to the definition of "independence" set out in NI 52-110, Audit Committees. The three directors considered independent are Messrs. Lebel, Moeller and Yurkowski.

(b) *Disclose the identity of directors who are not independent, and describe the basis for that determination.*

Mr. Kynoch, by virtue of his office as the President of the Corporation, is not considered to be an independent director of the Company.

(c) *Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the* ***board****) does to facilitate its exercise of independent judgment in carrying out its responsibilities.*

As described in (a) and (b) above, the Board considers that a majority of the directors are independent according to the definition of "independence" set out in NI 52-110.

(d) *If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.*

| NAME OF DIRECTOR | OTHER REPORTING ISSUERS |
|---|---|
| Larry G. Moeller | Ceramic Protection Corporation<br>Crocotta Energy Inc.<br>Jovian Capital Corporation<br>Magellan Aerospace Corporation |
| J. Brian Kynoch | Cross Lake Minerals Ltd.<br>Selkirk Metals Corporation |
| Pierre Lebel | Jinshan Gold Mines Inc.<br>Home Equity Income Trust<br>SouthGobi Energy Resources Ltd.<br>zed.i. Inc. |
| Edward A. Yurkowski | Rainy Mountain Capital Corp. |

(e) *Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.*

Meetings of independent directors are not regularly scheduled but communication among this group occurs on an ongoing basis as needs arise from regularly scheduled meetings of the Board. The number of these informal meetings has not been recorded, but it would not be less than six in the fiscal year that commenced on January 1, 2007. The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a level of independence of the Company's Management.

(f) *Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.*

Mr. Lebel, an independent director, is Chair of the Board and presides as such at each meeting. A description of the responsibilities of the Chair of the Board is attached as Schedule "C" to this Information Circular.

(g) *Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.*

Since the beginning of the fiscal year that commenced on January 1, 2007, until the date of this Information Circular, the Board of Directors has held a total of 10 meetings. The attendance record for its four directors is: J. Brian Kynoch (10/10), Pierre Lebel (10/10), Larry Moeller (8/10), Edward Yurkowski (9/10)

**2. Board Mandate**

*Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.*

A copy of the Board Mandate is attached as Schedule "B" to this Information Circular.

**3. Position Descriptions**

(a) *Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.*

The Board operates under the Board Mandate. In addition, the Board has approved written position descriptions for the positions of President (who acts as CEO), Chairman and Director. Charters have been adopted for each of the committees of the Board outlining their principal responsibilities.

(b) *Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.*

See (a) above.

**4. Orientation and Continuing Education**

(a) *Briefly describe what measures the board takes to orient new directors regarding*

(i) *the role of the board, its committees and its directors, and*

(ii) *the nature and operation of the issuer's business.*

The Board requires that each new director be provided with a written orientation package relating to the Company as well as information on the responsibilities and liabilities of directors. New directors also meet with existing directors and senior management personnel of the Company to learn about the functions and activities of the Company.

(b) *Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.*

The Corporate Governance and Nominating Committee has overall responsibility for regularly assessing the skills, experience and knowledge represented on the Board for adequacy and effectiveness. To date, no formal continuing education program has been established for Board members.

**5. Ethical Business Conduct**

(a) *Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:*

(i) *disclose how a person or company may obtain a copy of the code;*

(ii) *describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and*

(iii) *provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.*

The Company does not currently have a formal written code for ethical business conduct.

(b) *Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.*

The Company is established under and is therefore governed by the provisions of the *Business Corporations Act* (British Columbia) (the "BCA"). Pursuant to the BCA, a director or officer of the Company must disclose to the Company in writing or by requesting that it be entered in the minutes of meetings of the Board, the nature and extent of any interest that he or she has in material contract or material transaction, whether made or proposed, with the Company, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. The interested director cannot vote on any resolution to approve such contract or transaction.

(c) *Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.*

While there is no formal corporate policy on ethical business conduct, the Company carries out its business in accordance with the rules and regulations of all regulatory agencies to which it is subject. This culture of compliance is stressed to all levels of management of the Company to ensure that business is conducted in an ethical and proper manner at all times.

**6. Nomination of Directors**

(a) *Describe the process by which the board identifies new candidates for board nomination.*

The process by which the board identifies new candidates for board nomination is outlined in the Company's Corporate Governance and Nominating Committee Charter, copy of which is attached as Schedule "D" to this Information Circular.

(b) *Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.*

The Corporate Governance and Nominating Committee is comprised of two members who are entirely independent directors and one that is not. The Committee comprises Messrs. Lebel and Moeller, both of whom are non-management, independent directors and Mr. Kynoch, who is part of the management of the Company. Mr. Kynoch sits on this Committee as he has extensive knowledge of the mining industry and the individuals working within it and related to it. The Board feels that this knowledge is critical to selecting and evaluating suitable candidates for nomination to the Board.

(c) *If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.*

The responsibilities, powers and operation of the Corporate Governance and Nominating Committee is outlined in its Charter, copy of which is attached as Schedule "D" to this Information Circular.

**7. Compensation**

*(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.*

The Compensation Committee is responsible for reviewing the adequacy and form of compensation provided to directors and officers. A copy of the Compensation Committee Charter is attached as Schedule "E" to this Information Circular.

*(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.*

The Compensation Committee is composed of three independent directors (Pierre Lebel (Chair of the Board of the Company), Larry Moeller and Edward Yurkowski). Mr. Lebel was previously an officer of the Company from December 7, 2001 to January 21, 2003.

*(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.*

The responsibilities, powers and operation of the Compensation Committee is outlined in its Charter. A copy of the Compensation Committee Charter is attached as Schedule "E" to this Information Circular.

*(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.*

During the fiscal year ended December 31, 2007, no outside consultant or advisor was retained by the Company.

**8. Other Board Committees**

*If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.*

Other than the Audit Committee and Compensation Committee, the Board has a Corporate Governance and Nominating Committee. A copy of the Corporate Governance and Nominating Committee Charter is attached as Schedule "D" to this Information Circular.

**9. Assessments**

*Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.*

The Corporate Governance and Nominating Committee has the responsibility for reviewing the performance of the Board as outlined in its Charter. In addition to the Board assessment, each Committee of the Board is to self assess their effectiveness and contribution annually as outlined in their Charters.

## SCHEDULE "B"

## IMPERIAL METALS CORPORATION
(the "Company")

## BOARD MANDATE

Under the *Business Corporations Act* (British Columbia), the directors of the Company are required to manage the Company's business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Company. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The responsibilities of the Board of Directors include setting long term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation. Although the Board delegates the responsibility for managing the day to day affairs of the Company to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business.

The Board fulfills its mandate through direct oversight, setting policy, appointing committees and appointing management. Specific responsibilities include the following:

1. Approving the issuance of any securities of the Company.

2. Approving the incurrence of any debt by the Company.

3. Reviewing and approving capital, operating and exploration and development expenditures including any budgets associated with such expenditures.

4. Approving the annual financial statements and quarterly financial statements, including the Management Discussion & Analysis, information circulars, annual information forms, annual reports, offering memorandums and prospectuses.

5. Approving material investments, dispositions and joint ventures, and approving any other major initiatives outside the scope of approved budgets.

6. Reviewing and approving the Company's strategic plans, adopting a strategic planning process and monitoring the Company's performance.

7. Reviewing and approving the Company's incentive compensation plans.

8. Determining the composition, structure, processes, and characteristics of the Board and the terms of reference of committees of the Board, and establishing a process for monitoring the Board and its directors on an ongoing basis.

9. Appointing a Compensation Committee, an Audit Committee and a Corporate Governance and Nominating Committee and other Board Committees and delegating to any such committees powers of the Board as appropriate and legally permissible.

10. Nominating the candidates for the Board to the shareholders, based on recommendations from the Corporate Governance and Nominating Committee.

11. Ensuring an appropriate orientation and education program for new directors and officers is provided.

12. Determining whether individual directors meet the requirements for independence under applicable regulatory requirements.

13. Monitoring the conduct of the Company and ensuring that it complies with applicable legal and regulatory requirements.

14. Ensuring that the directors who are independent of management have the opportunity to meet regularly.

15. Reviewing this Mandate and other Board policies and terms of reference for Committees in place from time to time and propose modifications as applicable.

16. Appointing and monitoring the performance of senior management, formulating succession plans for senior management and, with the advice of the Compensation Committee, approving the compensation of senior management.

17. Continually monitor and assess the Company's principal business risks and opportunities of the Company.

18. Ensuring policies and processes are in place to ensure the integrity of the Company's internal control, financial reporting and management information systems.

19. Ensuring appropriate policies and processes are in place to ensure the Company's compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

20. Exercising direct control during periods of crisis.

21. Serving as a source of advice to senior management, based on directors' particular backgrounds and experience.

**Organization of the Board of Directors**

Independence: The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a level of independence of the Company's Management that is adequate and appropriate given the Company's size and scope.

Committees: The Company has an Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. The Company may establish other committees from time to time.

**Meetings**

The Board holds regular annual and quarterly meetings. Between the quarterly meetings, the Board meets on an ad hoc basis as required, generally by means of telephone conferencing facilities. As part of the annual and quarterly meetings, the independent directors also have the opportunity to meet separate from management. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members falling within their specific knowledge and experience. Each director is expected to review all Board meeting materials in advance of each meeting and make all reasonable efforts for attendance at all Board and Board Committee meetings.

*As at April 26, 2004.*

## SCHEDULE "C"

## IMPERIAL METALS CORPORATION
(the "Company")

## POSITION DESCRIPTION FOR CHAIRMAN

The Chairman of the Board is appointed by the directors.

The roles and responsibilities of the Chairman include:

1. chairing meetings of the Board;

2. chairing meetings of shareholders of the Company as and when directed by the Board and otherwise in accordance with the constating documents of the Company;

3. fulfilling the other duties of the Chairman as may be provided for in the constating documents of the Company;

4. promoting the efficient organization and conduct of the Board's functions;

5. facilitating board discussions to ensure core issues facing the Company are addressed;

6. briefing all directors in relation to issues arising at Board meetings;

7. facilitating the effective contribution of all directors;

8. promoting constructive and respectful relations between Board members and between the Board and management;

9. ensuring that an appropriate committee structure is in place, and that the functions and responsibilities identified in the Board Mandate are being effectively carried out by the Board and its committees;

10. assisting the President in carrying out his responsibilities; and

11. carrying out such other specific roles and responsibilities as may be assigned to the Chairman by the Board.

*As at April 26, 2004.*

## SCHEDULE "D"

## IMPERIAL METALS CORPORATION
(the "Company")

## CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER

### I. Purpose

The primary objective of the Corporate Governance and Nominating Committee (the "Committee") of Imperial Metals Corporation (the "Company") is to assist the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become Board and Board Committee members and recommending that the Board select director nominees for appointment or election to the Board; and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices.

### II. Organization

The Committee shall consist of directors as determined by the Board and the Committee membership shall satisfy the laws governing the Company and the independence requirements of applicable securities law, stock exchange and any other regulatory requirements.

The members of the Committee shall be appointed by the Board. All members shall have a working familiarity with corporate governance practices. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. The Committee may form and delegate authority to subcommittees when appropriate.

### III. Meetings

The Committee shall meet as many times as the Committee deems necessary to carry out its duties effectively.

The chair of the Committee shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee and to the other directors in advance of such meeting.

### IV. Authority and Responsibilities

To fulfill its responsibilities, the Committee shall:

1. Examine the size and composition of the Board and recommend adjustments from time to time to ensure that the Board is of a size and composition that facilitates effective decision making.

2. Identify and assess the necessary and desirable competencies and characteristics for Board membership and regularly assess the extent to which those competencies and characteristics are represented on the Board.

3. Develop and implement processes to identify and assess necessary and desirable competencies and characteristics for Board members.

4. Identify individuals qualified to become members of the Board.

5. Make recommendations to the Board for the appointment or election of director nominees.

6. Make recommendations to the Board with respect to membership on committees of the Board (other than the Committee).

7. Ensure that Board has appropriate structures and procedures so that the Board can function with the proper degree of independence from management.

8. Provide a forum without management present to receive expressions of concern, including a concern regarding the independence of the Board from management.

9. Establish induction programs for new directors.

10. Ensure succession plans are in place to maintain an appropriate balance of skills on the board and periodically review those plans.

11. Receive comments from all directors as to the Board's performance, oversee the execution of a process assessing the effectiveness of the Board as a whole, the Board committees, and the contribution of individual directors, and report annually to the Board on such assessments.

12. Prepare and recommend to the Board the corporate governance policies and procedures for the Company. Review practices and procedures of the Board in light of ongoing developments in securities law, stock exchanges and regulatory requirements, and industry best practices, relating to matters of corporate governance. Review and reassess the adequacy of the Company's corporate governance policies, practices and procedures annually and recommend to the Board any changes deemed appropriate by the Committee.

13. Review any proposed changes to the Company's constating documents as such documents relate to corporate governance matters.

14. Ensure systems are in place to verify compliance with regulatory, corporate governance and disclosure requirements.

15. Review and reassess the adequacy of this Charter annually and recommend to the Board any changes deemed appropriate by the Committee.

16. At the request of an individual director, consider and, if deemed advisable, authorize the retaining by any individual director of an outside advisor for such director at the expense of the Corporation.

17. Perform any other activities consistent with this Charter, the Company's constating documents and governing law as the Committee or the Board deems appropriate.

18. Review the performance of the Committee annually.

19. Report regularly to the Board.

## V. Resources

The Committee shall have ability to engage external advisors as it sees fit, including (i) the sole authority to determine the extent of funding necessary for payment of compensation to any search firm and the authority to determine the extent of funding necessary for payment of compensation to any other professionals retained to advise the Committee; and (ii) the sole authority to retain and terminate a search firm to be used to identify director candidates and the authority to retain other professionals to assist it with any background checks.

## VI. Appointing new directors

In fulfilling its responsibilities to identify individuals qualified to become members of the Board, the Committee will consider (i) the independence of each nominee; (ii) the experience and background of each nominee; (iii) having a balance of skills for the Board and its committees to meet their respective mandates; (iv) the past performance of directors being considered for re-election; (v) applicable regulatory requirements; and (vi) such other criteria as may be established by the Board or the Committee from time to time.

Each nominee will be considered on the basis of merit and suitably extensive enquiries to find candidates should be made, including:

(a) regularly assessing and identifying the necessary and desirable skills, experience and knowledge for board members;

(b) regularly assessing and identifying the skills, experience and knowledge represented on the board and those desired;

(c) regularly assessing and determining the time commitment needed from each board member to adequately perform his or her duties;

(d) making suitable inquiries of others (which may include professional executive search and recruitment consultants) for candidates;

(e) interviewing each candidate and conducting background and reference checks;

(f) ensuring that each candidate has the necessary skills, experience and knowledge to perform his or her duties and responsibilities as a director and is able to devote the time necessary to perform those duties and responsibilities.

*As at April 26, 2004.*

## SCHEDULE "E"

## IMPERIAL METALS CORPORATION
(the "Company")

## COMPENSATION COMMITTEE CHARTER

### I. Purpose

The primary objective of the Compensation Committee (the "Committee") of Imperial Metals Corporation (the "Company") is to discharge the Board's responsibilities relating to compensation and benefits of the executive officers and directors of the Company.

### II. Organization

Members of the Committee shall be directors and the Committee membership shall satisfy the laws governing the Company and the independence requirements of securities law, stock exchanges and any other regulatory requirements. The members of the Committee shall be appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee.

The Committee may form and delegate authority to subcommittees when appropriate.

### III. Meeting

The Committee shall meet as many times as the Committee deems necessary.

The members of the Committee shall select a chair who will preside at each meeting of the Committee and, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting. The Chair shall be an independent director.
The chair shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee as well as each other director in advance of the meeting.

### IV. Authority and Responsibilities

To fulfill its responsibilities, the Committee shall:

1. Review and approve on an annual basis corporate goals and objectives relevant to the President's compensation, evaluate the President's performance in light of those goals and objectives and set the President's compensation level based on this evaluation. In determining the long-term incentive component of the President's compensation, the Committee will also consider, among such other factors as it may deem relevant, the Company's performance, shareholder returns, the value of similar incentive awards to President's at comparable companies and the awards given to the President in past years.

2. Review and make recommendations to the Board on an annual basis with respect to the adequacy and form of compensation and benefits of all executive officers and directors.

3. Administer and make recommendations to the Board with respect to the Company's employees' and directors' equity incentive plan(s) and any other incentive compensation plans and equity-based plans.

4. Determine the recipients of, and the nature and size of share compensation awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchange and other regulatory requirements.

5. Prepare any report as may be required under applicable securities law, stock exchange and any other regulatory requirements.

6. Review and reassess the adequacy of this Charter annually and recommend to the Board any changes deemed appropriate by the Committee.

7. The Committee shall review annually management's succession plans for Executive Management, including specific development plans and career planning for potential successors.

8. Review its own performance annually.

9. Report regularly to the Board.

## V. Resources

The Committee shall have the authority to retain outside advisors, including (i) the sole authority to retain or terminate consultants to assist the Committee in the evaluation of compensation of senior management and directors; and (ii) the sole authority to determine the terms of engagement and the extent of funding necessary for payment of compensation to any consultant retained to advise the Committee.

*As at April 26, 2004.*

THIS PAGE INTENTIONALLY LEFT BLANK

82-34714

RECEIVED
2008 APR 15 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Imperial Metals

# Annual Information Form

**For the Year Ended December 31, 2007**

## TABLE OF CONTENTS

**Documents Incorporated by Reference**

Imperial Metals Corporation ("Imperial" or the "Company") has incorporated information into this Annual Information Form ("AIF") by reference to documents filed with the System for Electronic Document Analysis and Retrieval ("SEDAR"). The following documents incorporated by reference in this AIF include:

| Document Name | Description |
|---|---|
| 2007 Annual Report | filed SEDAR March 2008; contains MD&A and Financial Statements for the year ended December 31, 2007 |
| News Releases | filed SEDAR reference date of news release |
| Information Circular | filed SEDAR April 2007 |
| 2006 Sterling Report | NI43-101 Technical Report-Sterling Property 144 Zone filed SEDAR February 2006 |
| 2004 Red Chris Report | NI43-101 Technical Report-Red Chris Copper-Gold Project filed SEDAR December 2004 by bcMetals Corporation |
| 2004 Mount Polley Report | NI43-101 Technical Report-Mount Polley Mine 2004 Feasibility Study filed SEDAR August 2004 |

The documents incorporated by reference into this AIF are available on the Company's website www.imperialmetals.com; the SEDAR website www.sedar.com; or can be obtained by direct request to the Company by contacting investor relations at 604.448.2657.

**Date of Information**

The information incorporated into this AIF is stated as at the Company's financial year ended December 31, 2007, unless stated otherwise.

**Currency**

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles and is stated in Canadian dollars ("CDN"), unless stated otherwise.

**Conversions**

| Imperial Measure Conversion to Metric Unit | | | |
|---|---|---|---|
| 2.470 | acres | = | 1 hectare |
| 3.280 | feet | = | 1 metre |
| 0.620 | miles | = | 1 kilometre |
| 0.032 | ounces (troy) | = | 1 gram |
| 2.205 | pounds | = | 1 kilogram |
| 1.102 | tons (short) | = | 1 tonne |
| 0.029 | ounces (troy)/ton (short) | = | 1 gram/tonne |

| Metric Unit Conversion to Imperial Measure | | | |
|---|---|---|---|
| 0.404686 | hectares | = | 1 acre |
| 0.304800 | metres | = | 1 foot |
| 1.609344 | kilometres | = | 1 mile |
| 31.1034768 | grams | = | 1 ounce (troy) |
| 0.454 | kilograms | = | 1 pound |
| 0.907185 | tonnes | = | 1 ton |
| 34.28570 | gram/tonnes | = | 1 ounce (troy)/ton (short) |

**Forward Looking Statements**

The information contained within this AIF is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of the fiscal year ended December 31, 2007, unless stated otherwise. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

## CORPORATE STRUCTURE

Imperial Metals Corporation ("Imperial" or the "Company") was incorporated under the Company Act (British Columbia) on December 6, 2001 under the name IMI Imperial Metals Inc. The Company changed its name to Imperial Metals Corporation on April 10, 2002.

Imperial's registered head office is located at 200–580 Hornby Street, Vancouver, British Columbia V6C 3B6.

**Inter Corporate Relationships**

| Subsidiary | Jurisdiction of Incorporation | Percentage Ownership |
|---|---|---|
| Mount Polley Mining Corporation | British Columbia | 100% |
| Huckleberry Mines Ltd. | British Columbia | 50% |
| Sterling Gold Mining Corporation | Delaware | 100% |
| Red Chris Development Company Ltd. | British Columbia | 100% |
| CAT-Gold Corporation | Federal | 100% |

## GENERAL DEVELOPMENT OF THE BUSINESS

Imperial is a Canadian mine development and operating company headquartered in Vancouver, British Columbia.

Imperial completed a corporate reorganization in 2002. The Company listed for trading on The Toronto Stock Exchange on April 25, 2002 under the symbol III. Historical documents of Imperial's predecessor companies can be obtained on the SEDAR website under IEI Energy Inc. In this AIF references to Imperial or the Company include the mining business acquired in 2002 which was previously carried on by IEI Energy Inc.

### Three Year History

In March 2005 the Company's wholly owned Mount Polley mine restarted operations. Mount Polley operations had been suspended and the mine placed on care and maintenance in September 2001 due to low metal prices. Several factors prompted the restart of mine operations; the expanding resources as a result of the high grade copper discovery (Northeast zone) in 2003, the turnaround of metal prices beginning in 2004, and a $20 million convertible debenture financing to support the restart of the mine.

In May 2005 the Company completed a $14.5 million working capital facility, bearing interest at 8% per annum. The funds borrowed under this facility were repaid in 2007. (ref: May 9/05 News Release, herein incorporated by reference)

In February 2006 Imperial completed a $6.5 million non-brokered private placement, net proceeds of which were directed to exploration and development at the wholly owned Sterling gold property in Nevada. A total of 1 million common shares were issued at a price of $6.50 subject to a four month hold period. (ref: Feb 17/06 News Release, herein incorporated by reference)

During 2006 the Company's 50% owned subsidiary, Huckleberry Mines Ltd., repaid $120.9 million of its long term debt and at the 2006 year end was debt free. (ref: Dec 6/06 News Release, herein incorporated by reference)

In September 2006 Imperial initiated a takeover bid for bcMetals Corporation ("bcMetals"). In April 2007 Imperial completed the acquisition of bcMetals at a total cost of $68.6 million. The acquisition was funded from cash generated from operations and a $40 million credit facility from Edco Capital Corporation ("Edco"), a company controlled by N. Murray Edwards, a significant shareholder of Imperial. The Company filed a Business Acquisition Report Form 51-102F4 on SEDAR on May 2, 2007 in respect of the acquisition of bcMetals.

As a result of the bcMetals acquisition, Imperial owns a net 88% interest in the Red Chris copper/gold deposit situated 20 kilometres southeast of the village of Iskut in northwest British Columbia. The development of the Red Chris project into a mine is dependant upon a number of factors including the construction of a power line to service the northwest portion of British Columbia and the resolution of the challenge to the Federal environmental assessment review. (ref: Sept 8/06 & Mar 5/07 News Releases, herein incorporated by reference; also see AIF page 39)

In November 2007 at the Sterling property the excavation of a 3,352 foot decline underground ramp to access the 144 Zone was completed. Underground drilling began in January 2008 to delineate the 144 Zone. (ref: Nov 7/07 and Jan 21/08 News Releases, herein incorporated by reference)

Subsequent to the year ended December 31, 2007, in February 2008 the Company entered into a $30 million revolving working capital facility with a syndicate of lenders. (additional details provided in 2007 Annual Report Note 23)

## DESCRIPTION OF THE BUSINESS

### General

Imperial is a Canadian mining company active in the acquisition, exploration, development, mining and production of base and precious metals.

The Company's key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine (50% interest) in northern British Columbia. The principal market for the copper concentrates is Asia. The concentrates are trucked to facilities in the Port of Stewart and the Port of Vancouver, and shipped to overseas smelters or sent via rail to smelters in North America.

Other key properties are the development stage Red Chris property (88% interest) in northern British Columbia, and the exploration stage Sterling gold mine (100% interest) in southwest Nevada. Detailed information is provided within this AIF under the Mineral Properties section.

Imperial and its consolidated subsidiaries, excluding Huckleberry Mines Ltd., employ 391 people. Huckleberry Mines Ltd. employs 229 people.

### Competitive Conditions

Copper prices were on average higher in 2007 than in 2006, averaging about US$3.23/lb compared to US$3.05/lb in 2006. The US Dollar declined during 2007 ending the year weaker against the CDN Dollar. Factoring in the decline in the average exchange rate the price of copper in CDN Dollar terms averaged CDN$3.47/lb in 2007, almost identical to the CDN$3.46/lb average in 2006.

The impact the profitability of Mount Polley, Huckleberry and of resource projects generally are affected by fluctuations in the price of labour, electricity, fuel, steel, chemicals, blasting materials, transportation and shipping and other cost components. The Company will seek to adopt exploration and development strategies that will mitigate the impact of these new market conditions.

### Risk Factors

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

Commodity Price Fluctuations and Hedging

The results of the Company's operations are significantly affected by the market price of base metals and gold which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Company's control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the US Dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below the Company's cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production at any or all of its mines.

The objectives of any hedging programs that are in place are to reduce the risk of a decrease in a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of the Company's business. There are, however, risks associated with hedging programs including (among other things), an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counter-party risks, liquidity issues with funding margin calls to cover mark to market losses and production interruption events. The Company's results of operations are also affected by fluctuations in the price of labour, electricity, fuel, steel, chemicals, blasting materials, transportation and shipping and other cost components.

Currency Fluctuations

The Company's operating results and cash flow are affected by changes in the CDN Dollar exchange rate relative to the currencies of other countries, especially the US Dollar. Exchange rate movements can have a significant impact on operating results as a significant portion of the Company's operating costs are incurred in CDN Dollars and most revenues are earned in US Dollars. To reduce the exposure to currency fluctuations the Company may enter into foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on the Company. In addition, foreign exchange contracts expose the Company to the risk of default by the counterparties to such contracts, which could have a material adverse effect on the Company.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non productive for reasons that cannot be anticipated in advance. Title Claims can impact the exploration, development, operation and sale of any natural resource project. Availability of skilled people, equipment and infrastructure (including roads, ports, power supply) can constrain the timely development of a mineral deposit. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. The Company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

Mineral Reserves and Recovery Estimates

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral reserves in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The Company's reserves and resources are estimated by persons who are employees of the respective operating Company for each of our operations under the supervision of employees of the Company. These individuals are not "independent" for purposes of applicable securities legislation. The Company does not use outside sources to verify reserves or resources. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

Environment

Environmental legislation affects nearly all aspects of the Company's operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. The Company's historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. There can be no assurances that the Company will at all times be in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company's operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution (additional details provided in 2007 Annual Report Note 10).

Financing

The amount of cash currently generated by the Company's operations may not be sufficient to fund projected levels of exploration and development activity and associated overhead costs. The Company may then be dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.

Competition for Mining Properties

Because the life of a mine is limited by its ore reserves, the Company is continually seeking to replace and expand its reserves through the exploration of its existing properties as well as through acquisitions of new properties or of interests in companies which own such properties. The Company encounters strong competition from other mining companies in connection with the acquisition of properties.

Sale of Products and Future Market Access

The Company is primarily a producer of concentrates. These must be processed into metal by independent smelters under concentrate sales agreement in order for the Company to be paid for its products. There can be no assurance or guarantee that the Company will be able to enter into concentrate sale agreements on terms that are favorable to the Company or at all. Access to the Company's markets is subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which the Company is aware that do, or could, materially affect the Company's access to certain markets, there can be no assurance that the Company's access to these markets will not be restricted in the future.

Interest Rate Risk

The Company's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage liquidity and capital requirements. The Company has incurred indebtedness that bears interest at fixed and floating rates, and may enter into interest rate swap agreements to manage interest rate risk associated with that debt. There can be no assurance that the Company will not be materially adversely affected by interest rate changes in the future, notwithstanding its possible use of interest rate swaps. In addition, the Company's possible use of interest rate swaps exposes it to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on the Company.

Foreign Activities

The Company operates in the United States and from time to time in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavorable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Legal Proceedings

The nature of the Company's business may subject it to numerous regulatory investigations, claims, lawsuits and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

## MOUNT POLLEY MINE

### Project Description and Location

The Mount Polley open pit copper-gold mine is Imperial's principal mineral property. Mount Polley Mining Corporation ("MPMC"), a wholly owned subsidiary of Imperial, is the owner of the mine and property. The mine site is located in south-central British Columbia, eight kilometres southwest of Likely and 56 kilometres northeast of Williams Lake on NTS Mapsheet 93A/12 at latitude 52° 33' N and longitude 121° 38' W.

As at the date of this AIF, the Mount Polley property consists of 42 mineral claims encompassing 18,706 hectares. This includes five mining leases; tenure's 345731, 410495, 524068, 566385 and 573346 which expire August 22, 2026, September 29, 2034, December 19, 2035, September 21, 2037 and January 9, 2038 respectively. The property map on page 9A identifies the Mount Polley claims, mineralized zones, waste dumps and tailings pond. A claim map is provided on page 9B.

Mount Polley is an alkalic porphyry copper-gold deposit. Mineable reserves have been determined in other zones which are expected to go into production in the future. Exploration is ongoing in some of these zones, as well as in other target areas which are at a more preliminary stage.

The mine had been shut down and on care and maintenance since September 2001 during the time of low metal prices. In 2003 the discovery of a new high grade zone on the property, the Northeast zone, together with the rise in metal prices, led to the decision to reopen the mine.

Imperial completed a feasibility study in August 2004 (ref: 2004 Mount Polley Report, herein incorporated by reference), which included an updated ore reserve statement and a new mining plan, and confirmed the viability of restarting operations at Mount Polley mine.

In October 2004 a mining permit amendment and a mining lease were granted to include mining of the Northeast zone. Milling operations commenced in March 2005. The first copper concentrate shipment of approximately 11,500 tonnes was dispatched on July 10, 2005. The official Mount Polley mine re-opening ceremony took place in September 2005.

A number of studies by outside consultants were completed during the preparation of the permit amendment application: acid rock drainage, metal leaching study of the rocks and an archaeological review, access and overburden storage areas was performed with nothing of interest noted. A soil survey of these same areas was performed and a Wildlife and Species at Risk review was accomplished with no issues noted. Approval was been received and a new mining lease established to facilitate production from the Southeast zone pit.

### Accessibility, Climate, Local Resources, Infrastructure and Physiography

Road access from the town of Williams Lake to the Mount Polley property is 15 kilometres southeast on Highway 97 to 150 Mile House, 76 kilometres north on the Likely Highway past Morehead Lake, and then 12 kilometres south on the unpaved Bootjack Forest Access Road to the mine site. Other forestry and mining roads afford good access to most of the property. Travel time from Williams Lake is approximately 75 minutes.

The property sits near the eastern edge of the Fraser Plateau physiographic sub-division which is characterized by rolling topography and moderate relief. Elevations range from 920 metres at Polley Lake to 1,266 metres at the summit of Mount Polley. Forest cover consists of Red Cedar, Douglas Fir and sub-alpine Fir, with lesser Black Cottonwood, Trembling Aspen and Paper Birch. Much of the area has been clear-cut by commercial logging.

Mean monthly temperatures range from 13.7°C in July to minus 10.7° in January. Precipitation averages 755 millimetres, with 300 millimetres falling as snow.

Mining and milling operations proceed year round.


Area 9
92 Zone
Northeast Zone
WIGHT PIT
Boundary Zone
Bootjack Access Road
POLLEY LAKE
Skid Zone
BELL PIT
Springer Zone
CARIBOO PIT
MOUNT POLLEY MILL SITE
C2 Zone
BOOTJACK LAKE
Southeast Zone
N
W
E
S
Imperial Metals
MOUNT POLLEY PROPERTY
2007 Exploration
2007 Exploration Zones
Imperial Claims
0
250
500
1,000
March 20, 2008


N
W
E
S
Quesnel River
Likely
British
Columbia
Quesnel Lake
MOUNT POLLEY
PROPERTY
Imperial
Metals
MOUNT POLLEY PROPERTY
Claim Boundary
Mount Polley Mine
0 1 2 4
Kilometres

**History**

The Mount Polley deposit was discovered in 1963 during follow-up prospecting of an aeromagnetic anomaly highlighted on a government aeromagnetic map sheet. Mastodon Highland Bell Mines Limited and Leitch Gold Mines first staked claims in 1964. In 1966 the two companies merged to form Cariboo-Bell Copper Mines Limited. Teck Corporation assumed control of Cariboo-Bell in 1969.

From 1966 to 1972 a total of 18,341 metres of core drilling and 8,553 metres of percussion drilling had been completed in 215 holes. Magnetic, seismic and induced polarization (IP) surveys were conducted in 1970. Teck continued to work the property in 1972, 1973 and 1975. Highland Crow Resources, an affiliate of Teck, acquired control in 1978. Six percussion holes totaling 354 metres were completed in 1979.

In 1981 E&B Explorations Inc. optioned the property from Highland Crow and completed 1,746 metres of core drilling, 1,295 metres of rotary drilling, and soil geochemical and ground control surveys. In 1982 E&B acquired a 100% interest and continued to work the property with joint venture partners Geomex Partnerships and Imperial. From 1982 to 1987 E&B completed soil geochemistry, magnetic, VLF-EM and IP surveys, geological mapping, 3,585 metres of core drilling and 4,026 metres of reverse circulation drilling.

In 1987 Imperial merged with Geomex Partnerships and purchased the remaining interest in the property from Homestake Canada and others. E&B had merged with Mascot Gold Mines, which subsequently merged with Corona Corporation, and finally became Homestake Canada. During the period 1988 to 1990, Imperial conducted a comprehensive exploration program consisting of 238 core holes totaling 27,566 metres, the collection of 6 bulk samples from surface trenches totaling 130 tonnes, geological mapping and IP surveys. In 1990 Wright Engineers completed a positive feasibility study (the "Wright Feasibility") based on a 5 million tonne per year plant which incorporated new ore reserve calculations, metallurgical testing, geotechnical evaluations and environmental impact assessments.

In 1994 Gibraltar Mines Ltd., under an option agreement with Imperial, drilled 7 core holes for 1,216 metres. Upon evaluation of the project, Gibraltar declined further participation. Imperial increased its interest in Mount Polley to 100%. In 1995 a total of 5 core holes were drilled totaling 884 metres to be used for metallurgical test work. A total of 11 core holes for 1,773 metres tested on-site exploration targets. A soil geochemistry survey was conducted over a six line-kilometre grid. In 1996 a total of 7 core holes for 992 metres were drilled in areas peripheral to the proposed pits.

Imperial completed an update of the Wright Feasibility and a loan financing (the "Sumitomo Loan Agreement") was arranged with Sumitomo Corporation ("Sumitomo") through a joint venture with SC Minerals Canada Ltd., which culminated in the formation of MPMC in April 1996.

Construction of the 18,000 tonne per day Mount Polley mine and milling facility began in May 1996 and was completed in June 1997. The estimated cost was $123.5 million with a 17 month construction time. The project was completed under budget, for $115 million, and five months ahead of schedule. The mill start-up and commissioning occurred in late June, with the mill rising towards design capacity by year end. Completion under the terms of the Sumitomo Loan Agreement was achieved by December 9, 1997.

The 1997 exploration program completed drilling of 15 core holes for 1,614 metres to define the margins of the Cariboo pit, and drilling of 17 percussion holes for 702 metres to provide better ore definition for mine planning. During 1998 a total of 9 core holes for 1,993 metres were drilled within and along the margins of the Cariboo pit. In 1999 a total of 33 percussion holes for 1,385 metres and 18 core holes for 4,067 metres were completed. Testing those targets south of the Cariboo pit resulted in the discovery of the C2 zone.

In 2000 a total of 226 percussion holes for 10,653 metres and 26 core holes of 4,875 metres were completed. The areas which received work were the 207, Bell, C2, Cariboo, MP-071, Road, Rad, Southeast and Springer. The drilling was successful in defining previously discovered copper-gold mineralization in the C2, 207 and Southeast zones, and in discovering high grade copper mineralization north of the proposed Springer pit.

Imperial increased its interest in the Mount Polley mine to 100% in December 2000 when the Company acquired Sumitomo's 47.5% interest for $4.5 million cash. The transaction involved the restructuring of the outstanding debt under the Sumitomo Loan Agreement, which was converted to a $7 million non-recourse and non-interest bearing loan, repayable over a period of up to 10 years at a maximum rate each year of 10 monthly payments of $116,667 each, conditional on the Mount Polley mine being in operation.

In 2001 a total of 170 percussion holes for 9,421 metres and 41 core holes of 6,696 metres were completed. Mining operations continued until September 2001 at which time operations were suspended due to low metal prices.

No new drilling occurred until after the discovery of the high grade Northeast zone in August 2003 during prospecting north of the Bell pit. The Northeast zone discovery is approximately 1.5 kilometres northeast from the partially mined Bell pit, near the northern contact of the Mount Polley intrusive rocks with various Nicola Group breccias. Trenching and drilling in the Northeast zone and immediately adjacent areas in late 2003 through 2004 amounted to 54,715 metres over 187 holes, revealing a zone of hydrothermal breccia mineralized over a 450 metre strike length. All diamond drilling through the end of 2006 was done by F. Boisvenu Drilling Ltd. of Delta, British Columbia.

The Northeast zone is distinguished from known breccia-hosted copper-gold deposits at Mount Polley by a higher copper to gold ratio, higher silver and bornite content, lower magnetite, as well as higher copper grade. Electromagnetic (TEM and HLEM methods) and induced polarization/resistivity surveys were carried out on the PM-8 claim on and around the Northeast zone to characterize the geophysical signature of the deposit.

During late 2003 and in 2004, a total of 18 holes (13,057 metres) were also drilled in the Springer zone, concentrating on developing the deep part of the South Springer. The new drilling showed the existence of a much larger and higher-grade zone in this area. The Bell zone was also drilled in 2004 with 30 new holes (5,450 metres) completed. This drilling concentrated on defining the high grade core of the zone. Four holes (1,072 metres) were drilled in 2004 in the Boundary zone (formerly part of an adjacent property before a legal survey led to a realignment of the claim boundary), confirming high-grade mineralization in hydrothermal breccia similar to the Northeast zone. Eight 100 metre long condemnation holes were drilled east of the Cariboo pit waste dump, with no significant mineralization found.

Imperial conducted a new feasibility study in 2004 (2004 Mount Polley Report) which included mining in the Springer, Northeast and Bell zones. Based on the positive results, preparations for the restart of mining and milling operations were fully underway by late 2004.

In early 2005, delineation of the Northeast zone was completed with the drilling of 27 holes (16,310 metres) before mining in the new Wight pit began in March. Exploration continued away from the active pits in a bid to establish mineable reserves in other mineralized zones. In the 92 zone, a 14-hole program (5,964 metres) found similar but thinner and lower grade mineralization than the Northeast zone, 500 m to the southeast. The main area of diamond drilling in 2005 was the Southeast zone, located one kilometre southeast of the mill complex (54 holes totaling 15,998 metres). This drilling outlined an additional source of mill feed with a high gold to copper ratio and a low stripping ratio to blend with high grade copper ore from the Wight pit (Northeast zone). The Pond zone, 300 metres southwest of the Southeast zone, was diamond drill-tested with 4 holes (total 1,210 metres), resulting in the discovery of skarn-related copper-gold mineralization.

In mid-2005 exploration emphasis shifted from definition drilling to property-wide exploration that focused on the discovery of additional mineralized zones. The program included surficial and geological mapping, prospecting, till and whole rock geochemical sampling (all done by Imperial personnel), and percussion drilling (done by Shamrock Construction of Nakusp, British Columbia). The percussion drilling (160 holes, 4,391 metres) targeted numerous areas and under-explored tracts on the eastern and southern borders of the Mount Polley area, following up on trench and test-pit anomalies, such as in the Tall Fir zone. Percussion holes were also drilled in part of the C2 zone, immediately south of the completed Cariboo pit.

In 2006, exploration consisted of diamond drilling (26,240 metres over 123 holes), trenching, and ground magnetic surveys. Drilling was primarily aimed at the expansion or infill definition of known deposits, particularly in the C2 zone (70 holes, total 12,605 metres). Similarly, 8 holes (total 2,399 metres) were drilled in the Southeast zone, and 22 holes (total 5,417 metres) in the Boundary zone, advancing the feasibility of those deposits also. A long, exploratory hole was drilled underneath the northern extension of the Northeast zone to test for its depth extent in this area, which could not be confirmed. Three other holes were drilled south of the Wight pit around the ramp. Five definition holes (total 771 metres) were drilled in the active Bell pit, and one in the still undeveloped Springer zone.

Other, newer exploration targets were drilled in 2006, including the base of Polley Mountain east of the Bell pit (35 percussion holes, and 4 diamond drill holes totaling 933 metres); a till geochemical anomaly on Joe's Creek; the Tall Fir zone, immediately north of the Southeast zone (5 holes totaling 1,005 metres); and the North Slope area, halfway between the Bell and Boundary zones. Results did not justify further work at this time. One hole was drilled in the Junction zone, northwest of the Springer deposit, and one hole in weakly mineralized diorite in the Ace zone, south of the Pond zone. Though results were inconclusive, these areas warranted further examination.

**Geological Setting**

Mount Polley is an alkalic porphyry copper-gold deposit. It lies in the tectono-stratigraphic Quesnel terrane or Quesnellia, which extends from south of the United States border to north-central British Columbia. The characteristic component of Quesnellia is a Middle Triassic to Early Jurassic assemblage of volcanic, sedimentary and plutonic rocks which formed in an island arc tectonic setting, outboard of the ancestral North American continental margin in the early Mesozoic. Quesnellia hosts several major porphyry copper deposits such as Highland Valley, Copper Mountain, Afton-Ajax and Mount Milligan, all generated by early Mesozoic, calc-alkalic or alkalic island-arc magmatism.

The Mount Polley area lies in the Central Quesnel Belt in Quesnellia. The arc-related rocks here are classified as Nicola Group, and comprise a succession from Middle Triassic fine-grained oceanic sediments, overlain by a thick pile of submarine, alkalic basaltic to andesitic volcanics and related subvolcanic intrusions and minor limestone of Late Triassic age, in turn overlain by Early Jurassic clastic rocks. This succession was folded into a broad regional syncline during Middle Jurassic deformation, which occurred after the end of magmatism and accretion of the arc onto the continental margin in the late Early Jurassic.

Mount Polley itself is a complex of intermediate intrusions which were emplaced into the Triassic sedimentary-volcanic succession in the waning stages of arc magmatism, near the end of the Triassic, around 205-203 Ma. Mount Polley lies in the hinge zone of the regional syncline. The intrusive complex is about 5 to 6 kilometres long (north-northwest) and 3 kilometres wide, lying between Polley Lake in the east and Bootjack Lake in the west. A large nepheline syenite intrusion, the Bootjack Stock, occurs south of Mount Polley. It is the same age as Mount Polley and is part of the overall intrusive centre, but it is not associated with significant mineralization.

The Mount Polley intrusions are typically monzodiorite, but range from diorite (oldest) to monzonite (youngest). Not all are porphyritic. They are undersaturated in silica, and have an alkalic or shoshonitic chemical signature. Quartz is very rare. Some intrusions are texturally distinct or form discrete dike-like bodies, but most of the igneous rocks are compositionally similar, variably altered, and have indistinct contact relations. In addition to the intrusions, there are zones of polymictic magmatic-hydrothermal breccias, some of which are related to mineralization events. These breccias, and some intrusions that are particularly rich in inclusions, have previously been incorrectly interpreted as volcanic breccias.

Hydrothermal alteration is characterized by potassic (potassium feldspar and locally biotite), albite and magnetite metasomatism, with zones of garnet- or actinolite-rich calc-silicate. Mineralization and most of the alteration at Mount Polley occurred in the late stages of igneous activity.

Copper mineralization is widespread at Mount Polley, but is concentrated in zones of strong hydrothermal fracturing or brecciation. Some of these zones have become ore reserves, while others are still being explored. The strongest alteration and most extensive mineralization occurs in the Core zone of Mount Polley, consisting of the Cariboo, Bell and Springer orebodies, to which can now be added the C2 zone orebody (historically called the C2/207 zone). The Cariboo deposit was mined out in 2001. Two kilometres southeast of the Core zone is the Southeast zone, which straddles the contact with Nicola Group basaltic-andesitic rocks. The Pond zone, 500 metres southwest of the Southeast zone, consists of skarn-hosted mineralization around the southern contact of Mount Polley intrusions with Nicola Group limestone. The Northeast zone (Wight pit) and the Boundary zone, respectively 1.5 kilometres northeast and north of the Bell pit, are orebodies in distinctive hydrothermal breccias, and have different alteration and mineralization styles and grade characteristics from the Core zone deposits. Additional information on most of these deposits is provided under the Mineralization section in this AIF.

**Exploration**

The 2007 exploration program consisted of diamond drilling, trenching and ground magnetometer surveys. The exploration program was conducted under the direction of Steve Robertson, P.Geo., Exploration Manager, the designated Qualified Person as defined by National Instrument 43-101. Drilling and trench samples were analyzed at the Mount Polley mine laboratory and Acme Analytical Laboratories in Vancouver. A full QA/QC program using blanks, standards and duplicates was maintained for all drill samples submitted to the lab. All diamond drilling in 2007 was done by Atlas Drilling Ltd. of Kamloops, British Columbia. (ref: May 14/07, Jul 3/07 and Mar 20/08 News Releases, herein incorporated by reference)

Exploration diamond drilling in 2007 amounted to 39,503 metres over 121 holes, in the following areas: Springer, C2, Boundary, Northeast, Area 9, Southeast, Pond, Ace and Skid zones. The emphasis was on the Springer zone where 18,353 metres in 49 holes were drilled. Positive drilling results in recent years continue to encourage deep exploration of the Springer deposit, and the 2007 drilling was partly aimed at expanding pit limits to the west and north. Highlights include hole SD07-20 in the southwest which intersected 454 metres grading 0.44% copper and 0.3 g/t gold. In the south, a new deep, high grade zone was found in hole SD07-48, grading 0.81% copper and 0.91 g/t gold over 80 metres. One of the most northern holes drilled in the program, SD07-45, intercepted 0.21% copper and 0.32 g/t gold over 255.0 metres. This long interval of mineralization confirms the continuation of the northern end of the Springer zone, and demonstrates the need to explore further in this direction.

Indeed, sporadic mineralization has been found in recent years by trenching and percussion drilling several hundred metres northwest of the Springer. Drill holes SD07-63 and SD07-64 were collared 125 metres northwest of the final pit design and had encouraging results. These were followed up by drill hole JZ07-02 (389.2 metres), collared an additional 550 metres to the west, returning 165.0 metres grading 0.38% copper and 0.20 g/t gold. Included in this interval of consistent, disseminated chalcopyrite and minor native copper was 35.0 metres grading 0.60% copper and 0.32 g/t gold. The mineralization starts approximately 150 metres below the surface, and was discovered because past drilling campaigns in this area did not penetrate deep enough.

Six holes (1,251.8 metres) were drilled in the southern part of the C2 zone, straddling the Polley Fault. Previous drilling in the vicinity of the fault had intersected strong gold values, and the 2007 program provided more good results. Hole C207-73 intersected 12.5 metres grading 1.05% copper and 1.46 g/t gold, and hole C207-75 returned 0.58% copper and 2.72 g/t gold, also over 12.5 metres.

Fourteen holes (4,511 metres) were drilled in and immediately east of the Boundary zone, partially filling in the area between the Boundary and Northeast zones (Wight pit). Drill targets included anomalies found by ground magnetometer surveys done in this recently clearcut area. Hole ND07-30 intersected 34.2 metres grading 0.37% copper, 0.70 g/t gold and 2.0 ppm silver.

Exploration of the Northeast zone continued in 2007, within the Wight pit and around its northern perimeter (13 holes, 6,210.9 metres). Most were deep holes designed to improve delineation of high-grade mineralization, targeted for future underground mining beneath the final Wight pit design. Hole WB07-241 was collared in the pit and returned 224.1 metres grading 0.93% copper, 0.27 g/t gold and 6.58 g/t silver. This entire intercept is below the final pit design, which is scheduled for completion in late 2008.

A new zone of mineralization was discovered 600 metres north of the present Wight pit, beneath a cover of post-intrusive, polymictic breccias. Hole WB07-239 intersected 101.6 metres grading 0.42% copper, 0.13 g/t gold and 4.62 g/t silver, in hydrothermal breccia essentially identical to that of the Northeast zone. A follow-up hole, WB07-242, intersected more breccia, but was less consistently mineralized.

Area 9, northwest of the main Mount Polley area along the Bootjack Forest Access road, is marked by a broad magnetic anomaly, and was explored with trenching and test-pit excavations in 2007. No significant mineralization was found near surface; two holes were drilled (603.8 metres) in order to test the rocks at depth, both unsuccessful.

Fourteen holes (2,193 metres) were drilled in and around the Southeast zone to confirm mineralization to the east and west of the planned open pit. Holes SE07-63 to SE07-66 were drilled along the western side of the proposed pit. The strongest intersection in this area was 94.3 metres grading 0.22% copper and 0.42 g/t gold in SE07-63. Just beyond the eastern limit of the proposed pit, SE07-69 returned 50.0 metres grading 0.25% copper and 0.33 g/t gold. Stripping began in Fall 2007.

In the Pond zone, 300 metres southwest of the planned Southeast zone pit, 12 holes (3,211 metres) were drilled to test the vertical extent of skarn-hosted mineralization discovered in 2005. Hole PZ07-06 returned 145.9 metres grading 0.52% copper, 0.31 g/t gold and 7.54 ppm silver starting at 9.1 metres down hole. Hole PZ07-11 intersected 59.8 metres grading 0.74% copper, 0.31 g/t gold and 12.82 g/t silver, also beginning near-surface. These intercepts have demonstrated the grade and size potential, and raised the possibility that the Pond zone can be incorporated into the future development of the Southeast zone.

Adjacent to the Pond zone, six trench lines were dug in the poorly exposed area to the west to test for more mineralization, or limestone subcrop, but no targets were generated. To the south, in the Ace zone, two holes (541 metres) were drilled under anomalous trench samples.

The Skid zone was drilled with 8 holes (2,238 metres) following up on visible copper mineralization and strong alteration revealed by 2006 and 2007 trenching. Significant but discontinuous mineralized intervals were intersected in the southeast and northwest of the zone.

**Mineralization**

Cariboo

The Cariboo pit was completed in September 2001. In general, high-grade feed from the Cariboo consisted of pink, potassically altered fractured or brecciated intrusive rocks. Veins and replacement consisting dominantly of calcite, epidote, actinolite and microcline are present throughout the breccias, increasing in intensity in more strongly mineralized rock. Magnetite content within the breccia cement was found to be spatially highly variable, and clearly correlated with copper and gold grades. Very high-grade (Cu-Au) magnetite 'pipes' occurred in the South and East Lobe zones; these pipes were mistaken as supergene mineralization in the early stages of exploration.

Copper mineralization occurred mostly as disseminated chalcopyrite. Minor chalcopyrite also occurred in fractures and veinlets. Minor bornite and trace quantities of covellite, chalcocite and digenite were present in more strongly altered rock. Copper oxides (true oxides, carbonates and silicates) were present in varying quantities throughout the pit. Malachite/azurite occurred as powdery fracture-fill. Chrysocolla occurred in fractures, veinlets, and as blebs, and was abundant only in a structurally controlled zone in the center of the pit.

Bell

The Bell pit was separated from mining in the Cariboo pit by a poorly mineralized section of monzonite, but during the recent (2005-2006) development of the Bell pit, this section was found to be mineable, and the two pits are now connected. Mineralization in the Bell deposit occurs as fine to coarse disseminated and veined chalcopyrite, in potassium feldspar-altered, brecciated monzodiorite-monzonite. The ore has a relatively high pyrite component. Other minor copper sulfides including bornite, chalcocite, covellite and digenite also occur. The ore has a low oxide to total copper ratio of 2% to 10%. Chrysocolla is rare to absent. Most of the higher grade mineralization occurs along the west wall diorite contact. This higher grade mineralization dips steeply to the east, and was, at the suspension of mining in 2001, exposed on the 1120 bench floor.

Pyrite occurs (0.5% to 2%) along fractures in the north/central area of the pit. This elevated pyrite affected the concentrate grade during mining in 2001. The addition of lime to the mill flotation circuit was helpful in controlling this concentrate problem.

Springer

In general, high-grade feed from the Springer pit consists of potassium feldspar and albite-altered breccias similar to those in the Cariboo. Copper mineralization occurs mostly as disseminated, veined and blebby chalcopyrite. Minor bornite and trace quantities of covellite, chalcocite and digenite are also present. Copper oxides (true oxides, carbonates and silicates) are present in varying quantities throughout the deposit, depending on the zone. Malachite/azurite occurs as powdery fracture-fill. Chrysocolla occurs in fractures and veinlets and as blebs up to 2 centimetres, and will only be abundant in the upper part of the South Springer. Magnetite content within the breccia is expected to be similar to the Cariboo ore, which was found to be highly variable depending on location and correlated strongly with copper and gold grades. High-grade (Cu-Au) magnetite 'pipes' like those in the South and East Lobe zones of the Cariboo have not been identified in the Springer, but as was the case in the Cariboo, they may still be found during mining. Drilling in the Springer has located zones of mineralized, magnetite and garnet-rich calc-silicate alteration. The size and configuration of the final Springer pit is still under revision as extensions of the mineralization continue to be discovered at depth, and to the northwest (ref: AIF Exploration section). A 73,000 tonne sample of highly oxidized copper mineralization was mined and test milled from the 1170/60 elevation of the Upper South Springer in September 2001. This sample was used to test the recovery and milling characteristics of this type of high copper oxide mineralization using the existing mill. The sample had a head grade of 0.37% copper and 0.58 g/t gold with a 70% copper oxide ratio. The recovery of copper from this test was only 16.4% however, the gold recovery was 67.3% showing that gold recovery is largely independent from the oxide copper content [note: copper oxide ratio = copper oxide assay in % / total copper assay in %].

C2

The centre of the C2 zone is about 200 metres south of the Cariboo pit. The C2 mineralization is hosted within potassium feldspar and albite-altered breccias similar to those in the Cariboo, with domains of magnetite-rich breccia (see below), and mineralized skarn alteration. Non-sulphide copper mineralization consists of 40 to 60% chrysocolla, with azurite and malachite making up the rest of the oxide copper content. The sulphide portion of the ore consists mostly of fine-grained chalcopyrite, with traces of bornite. The high overall copper oxide ratio originally made the C2 zone uneconomic. However, recent drilling (percussion and core) focused in a sub-area of the C2 zone called the Wagon Wheel has revealed a magnetite-cemented hydrothermal breccia hosting high-grade copper and gold. The drilling indicates a roughly tabular gold-rich mineralized zone trending and gently plunging north towards the Cariboo pit. Step-out and infill drilling in 2006 and 2007 expanded this zone and the rest of the C2, to the east, north and particularly to the southwest. An economic pit has now been designed for the central part of the C2 zone.

Southeast

The Southeast zone is situated 1.4 kilometres southeast of the Cariboo pit. It is an area of monzonite diking, hydrothermal breccias and mineralization, which developed around the contact between the Mount Polley intrusive rocks to the west, and more mafic, basaltic-andesitic rocks to the east. Pyrite and chalcopyrite occur disseminated in the cement-matrix, in open-space or vein fillings, and in veinlets extending into breccia clasts or into surrounding coherent (non or weakly brecciated) rock. Compared to other deposits at Mount Polley, potassium feldspar alteration is generally weaker here, occurring in patchy zones and fracture haloes; pyrite and epidote are stronger. The mineralization is not oxidized below a few metres from surface.

The gold-copper ratio is generally higher than in most other Mount Polley deposits, at between 1 and 4 (grams per tonne vs %). Gold (and silver) is closely correlated with chalcopyrite, although there are a few gold-only zones, with the gold possibly associated with pyrite or epidote. Rare molybdenite occurs in albite veins, and locally accompanies pyrite and chalcopyrite. Drilling has determined that the mineralization extends much deeper than had been outlined in earlier programs (2000-2001) ie. to about 500 metres depth.

An economic pit has been designed for the Southeast zone and mining has begun.

Northeast

Northeast zone (Wight pit) ore is distinctly higher grade than other Mount Polley deposits, and consists of coarser grained copper sulfides than the Cariboo, Bell or Springer ores. The average copper grade in this zone is 0.8 to 1.0% which is approximately three times higher than the other zones.

Mineralization occurs in fragmental, polymictic, magmatic-hydrothermal breccia with a clastic matrix, and also in brecciated monzonite. The breccias are cut by pre and post mineral porphyritic dikes, which are generally unmineralized. Alteration is characterized by red-brown potassium feldspar, pervasive calcite, and a marginal zone marked by fine andraditic garnet. Significant secondary magnetite is not present, unlike in the Core zone at Mount Polley, so the Northeast zone lacks a distinctive magnetic geophysical signature.

Ore-waste contacts are relatively sharp in the east, and more gradational in the west. Chalcopyrite is the dominant copper mineral, typically associated with zones of mild to intense crackle brecciation. Coarse chalcopyrite occurs as cement filling spaces between angular clasts in tightly packed, matrix-poor breccia. Bornite accompanies chalcopyrite in the high grade core of the orebody, where assays obtained from drill core can reach over 5% copper. Bornite frequently rims chalcopyrite, and locally completely replaces it to the point of being the dominant sulphide. Pyrite is weak to absent in the high-grade mineralization, but increases towards the outer parts. Copper minerals in the pre-mineral porphyritic dikes are weakly disseminated or fracture-controlled. The margins of the main mineralized zone are quite sharp and structurally controlled. Outside of the zone and to the west, the monzonitic rocks are characterized by disseminated, fine-grained pyrite up to 1 or 2% by visual estimate. These rocks characterize most of the Northeast zone waste material.

Boundary

The Boundary zone is geologically similar to the Northeast zone, 600 metres to the east-southeast, although it differs in that its characteristic feature is magnetite-rich hydrothermal breccia in the highest-grade part of the zone. Significant mineralization occurs over an area about 150 metres in diameter, by 200 metres in depth from surface. It is hosted in brecciated monzonite or monzodiorite; fragmental polymictic breccia (that dominates the high-grade Northeast zone orebody) is apparently less significant in the Boundary zone. Otherwise, the alteration and style of mineralization is similar to the Northeast zone, although copper-gold grades are generally lower, and bornite is very limited. Exploration drilling is ongoing zone.

Skid

The Skid zone is halfway between the Northeast zone and the Southeast zone, and like the latter, is in monzonitic rocks marginal to basaltic-andesitic country rocks. The area is marked by a strong magnetic anomaly, clearly related to magnetite-cemented hydrothermal breccias which were exposed by a series of trenches dug in 2006 and 2007. Magnetite and potassium feldspar alteration in the Skid zone ranges from weak or absent to very strong. The best chalcopyrite and malachite mineralization correlates with the degree of alteration, although it was found to be discontinuous and of modest grade, in both trench samples and subsequent 2007 drilling. The best intervals were encountered in the southeast and northwest of the zone.

**Drilling**

The Mount Polley claims have been drilled since 1966. As of December 31, 2007 a total of 1,966 exploration holes have been drilled.

Drill core from exploration drilling (1981-2007) is stored on site, in covered core racks. Most of the early drill core from 1966 to 1980 was lost due to vandalism. All core samples from 1981 onwards were collected and stored in wooden boxes. The average core size was NQ2. Each core box holds approximately four metres. The core was logged geotechnically and geologically. Sample intervals are marked off and the core was submitted for cutting.

The core was split and one half is sent for analysis and the other half is retained as a geological record or for future test work.

**Sampling, Analysis and Security of Samples**

Mount Polley drill core was, in most cases, sampled in its entirety. The usual sample length was 1.0 to 2.5 metres, although visually unmineralized zones were sometimes sampled in 3.0 to 5.0 metre lengths. The standard length of 2.5 metres was broken into smaller intervals where major changes in geology, faults, or major changes in mineralization intensity were noted.

The industry standard methods of using standards, duplicates and blank samples were followed in all recent drilling programs for quality assurance and quality control purposes. The core was first logged geotechnically and geologically, then samples were cut with a rock saw. One half of the core was sent for analysis and the other half stored on the property for future reference. The core library is located on the mine site near the administration building. The core logging facility is located next to the administration building on the mine site.

All drill core from recent programs (post 1980) were assayed for gold, total copper, and iron while non-sulphide copper, silver and ICP analysis were completed on core from certain areas of the property where the additional data was considered to be important. Much of the pre-1980 core was assayed only for total copper. Over the life of the mine exploration samples were assayed at a number of British Columbia labs. In 2006 approximately 80% of the core samples were analyzed by the on-site mine site laboratory; the remaining 20% of the core was analyzed by Acme Analytical Labs in Vancouver.

The quality of assay results was rigorously tested both internally and externally. The Mount Polley mine site laboratory included a standard; a blank and a duplicate sample in each analytical run with a minimum of 5% of all samples submitted to external laboratories for check analyses. Additionally 5-10% of core samples were submitted as blind duplicates. Original assay certificates and drill logs are stored on site at the mine. A complete report on each years exploration program was submitted to the BC Ministry of Mines as part of the Annual Property Assessment Report.

**Leach Testing**

Imperial conducted research during 2002-2003 which was designed to find leaching techniques that would economically leach the type of copper oxide mineralization found near surface on the Mount Polley property. The work was successful in bench scale tests. Initial testing of highly oxidized material from the Springer pit has shown up to 78% of the acid soluble copper can be recovered in about 110 days of leaching when it is crushed to a half inch. This compares to an expected copper recovery of 11% if this material were treated in the existing flotation plant.

In 2006 Mount Polley received a permit to conduct a test of this process. Construction of a 20,000 square metre leach pad was completed in the first quarter of 2007.

In the summer of 2007 oxidized copper bearing rock from the Springer pit was crushed to minus 19 millimetres, blended with raw sulphur and stacked on the prepared leach pad surface. Crushing and stacking of 198,500 tonnes of oxidized Springer pit material grading 0.35% total copper was completed by the end of August.

Initial leaching of the stacked ore commenced in August at a solution application rate of 10 litres/hour/m2. Solution containing thiooxidan bacteria were added to the leach solution. This bacteria consumes sulphur and produces the needed sulphuric acid for leaching copper oxide minerals. Over a six month period the solution chemistry has decreased in pH from 7.3 to 3.1, temperature in the heap has increased from 8° to 21° Celsius, and copper concentration in solution has risen to over 1,000 ppm. To date, the copper leached into solution is 5,000 kilograms or 11,000 pounds.

The Electrowinning building was completed and installed by the end of October 2007. Recovery of copper by electrowinning will begin when leach solutions drop to a pH of approximately 2.

The test heap is being completed to prove that the use of bacteria to oxidize raw sulphur blended into a heap is an economic way of producing the sulphuric acid required to leach oxide copper minerals. When the test heap is completed, the information obtained from the test will be used to design a full scale leach pad with a capacity of approximately 6.5 million tonnes of oxide ore. It is anticipated that the production heap of this size could produce approximately 24 million pounds of copper.

**Mineral Resource and Mineral Reserve Estimates**

Mineral resource and mineral reserve estimates for Mount Polley were updated to include all drilling information available to January 1, 2008. The updated estimates were calculated based on the parameters included in the 2004 Mount Polley Report and were disseminated in the News Release dated March 31, 2008 (both documents herein incorporated by reference).

As of January 1, 2008 total Mount Polley reserves are 55.6 million tonnes of 0.36% copper, 0.30 g/t gold and 0.66 g/t silver. Exploration replaced 2.2 million tonnes of the 6.4 million tonnes mined in 2007.

Mount Polley Mine Proven and Probable Reserves

| | | Grade | | | Contained Metal | | | |
|---|---|---|---|---|---|---|---|---|
| Zone/Pit | Tonnes Ore | Copper % | Gold g/t | Silver g/t | Copper (lb) *000,000's* | Gold (oz) *000's* | Silver (oz) *000's* | Stripping Ratio |
| Wight | 2,526,502 | 0.957 | 0.307 | 6.166 | 53.30 | 24.94 | 500.86 | 1.39 |
| Bell | 1,674,934 | 0.386 | 0.445 | - | 14.25 | 23.96 | - | 1.01 |
| Springer | 44,499,296 | 0.339 | 0.277 | 0.421 | 332.57 | 396.30 | 602.32 | 3.19 |
| C2 | 4,544,770 | 0.246 | 0.364 | - | 24.65 | 53.19 | - | 2.77 |
| Southeast | 2,315,221 | 0.248 | 0.458 | 1.046 | 12.66 | 34.09 | 77.86 | 1.12 |
| Total | 55,560,723 | 0.357 | 0.298 | 0.661 | 437.44 | 532.48 | 1,181.04 | |

** refer to table below for copper equivalent calculation*

| Copper Equivalent Calculation by Zone *[resource values based on 0.3 Copper Equivalent Cut-Off]* | |
|---|---|
| Northeast[1] | EqCu% = Copper + Gold / 1.44 + Silver / 116 |
| Bell | EqCu% = Copper + Gold / 1.27 |
| Springer | EqCu% = Copper + Gold / 1.27 |
| C2 | EqCu% = Copper + Gold / 1.27 |
| Southeast | EqCu% = Copper + Gold / 1.44 + Silver / 116 |

[1] *Northeast Zone contains the Wight Pit*

The ore reserves and resources were calculated and verified by Art Frye, Manager of Mining, Mount Polley Mining Corporation, and Greg Gillstrom, P. Eng., Geological Engineer, the designated Qualified Person as defined by National Instrument 43-101.

Reserves were estimated using the parameters based on updated pit designs and the current Mount Polley production schedule. The ultimate pit designs were based on US$1.80/lb copper, US$750.00/oz gold, US$10.00/oz silver and $1.176 US/CDN exchange rate.

**Mining Operations**

Previous Operations

The previous mining operations at Mount Polley were suspended in September 2001 due to low metal prices. Prior to the suspension 55.0 million tonnes of material were mined from the Cariboo and Bell pits yielding 27.7 million tonnes of ore grading 0.56 g/t gold and 0.33% copper. The mine continued to segregate low grade material in response to low metal prices. Low grade material was defined as that which is uneconomic at current metal prices, but would be economic at the Wright Feasibility metal prices. At the time of suspension of operations, 2.7 million tonnes of low grade material grading 0.22% copper and 0.31 g/t gold was stockpiled near the crusher. A high grade stock pile was used to store production during mill down times. When the mine suspended operations 208,000 tonnes of material grading 0.29% copper and 0.42 g/t gold remained in this stock pile, located across from the crusher.

Past production has been exclusively from open pit mining methods, exploiting two of the four main deposits, the Cariboo and Bell pits. Waste rock was stored in three rock disposal sites; East, North and North Cariboo Backfill. Ledcor Industries Ltd. mined under contract until November 1997, when MPMC assumed operations.

The mined out Cariboo pit was mined from the 1,220 metre to the 1,030 metre benches. The ore reserves were exhausted in September 2001. Waste was hauled to the east rock disposal site and north Cariboo backfill.

The Bell pit was mined on a continuous basis from fall 2000 to suspension of operations in September 2001. Waste was disposed in the north rock disposal site and north Cariboo backfill.

In the summer of 2001, accesses were built to the starter benches of the Springer pit and a 73,000 tonne oxide copper bulk sample was removed for milling and metallurgical recovery tests.

Current Operations

The 2004 Mount Polley Report (herein incorporated by reference) confirmed the viability of restarting operations at the Mount Polley mine. Milling operations restarted on March 8, 2005 following five months of extensive pre-production activities, including access road construction, clearing of the Wight pit, Bell pit pre-stripping and mill and site refurbishments. Production for the past three years is provided in the following table.

| For the Years Ended | December 31, 2007 | December 31, 2006 | *December 31, 2005 |
|---|---|---|---|
| Ore milled (tonnes) | 6,444,112 | 6,235,221 | 4,814,083 |
| Ore milled per calendar day (tonnes) | 17,655 | 17,083 | 16,209 |
| Grade % - Copper | 0.461 | 0.474 | 0.391 |
| Grade g/t - Gold | 0.242 | 0.265 | 0.295 |
| Recovery % – Copper | 78.66 | 85.31 | 73.1 |
| Recovery % – Gold | 69.34 | 71.89 | 67.1 |
| Copper produced (lbs) | 51,506,144 | 55,548,194 | 30,328,771 |
| Gold produced (oz) | 34,833 | 38,164 | 30,635 |
| Silver produced (oz) | 370,731 | 422,568 | 234,355 |

** from March 8 restart of operations*

Production Forecast

Planned production for 2008 includes 60 million pounds copper, 52 thousand ounces gold, 395 thousand ounces silver.

Production forecasts for the Mount Polley mine are based on the January 2008 updated mineral resource and mineral reserve estimates as provided in the News Release dated March 31, 2008 (herein incorporated by reference).

Mine Life

The reserve and resource estimate for Mount Polley has been updated as of January 1, 2008. Detailed information is provided in the News Release dated March 31, 2008 (herein incorporated by reference). The updated reserve estimate has extended the planned mine life to the 2015 fourth quarter.

Mining Method

Past mining was all from open pits, the design included the use of a base fleet of equipment and the utilization of a contractor to make up stripping shortfalls. Contract mining was utilized for the period June 1 to November 14, 1997 after which Mount Polley used its own equipment and manpower for all mining. Mining operations were suspended in September of 2001, with a total of 55.0 million tonnes of material mined from the Cariboo and Bell pits, of which 27.7 million tonnes were ore.

The 2004 mine plan included a change to a 12-metre bench height in all pits, rather than the previous ten metre bench height, as a compromise of ore grade control, blast energy distribution using 9 7/8 inch blast holes and muck pile height using P&H 2100 shovels. Ramps have been designed to accommodate double lane haulage traffic using Caterpillar 777 and Caterpillar 785C trucks The primary crusher pocket has capacity to accept material from a 150 tonne truck.

Equipment and supply operating costs used in the 2004 Mount Polley Report (herein incorporated by reference) were based on data as available from Mount Polley's previous and current operating experience and adjusted for increased fuel prices, power rates and supply prices for parts and consumables. Unit costs for other equipment were obtained from equipment suppliers.

Milling and Metallurgical Process

In the Mount Polley mill *run-of-mine* ore from the open pits is dumped into the feed pocket of the primary gyratory crusher to reduce the rock to a nominal 200 millimetres. A hydraulic rock breaker is used to break the oversize material. The crushed ore is discharged onto an apron feeder, which feeds onto a conveyor to the coarse stockpile. Ore is reclaimed from underneath the stockpile by four vibrating feeders and conveyed to a vibrating screen.

In preparation for flotation, ore from the feed stockpile is conveyed to a grinding circuit, consisting of parallel rod mill/ball mill circuits and a pebble mill circuit. Crusher product is first fed to a rod mill, and then to a ball mill. Ball mill discharge is pumped to cyclones, where the coarse particles are separated to return to the ball mill, while the finer particles proceed to the three pebble mills. Cyclones are again used to return oversize material to the mills, while the fines, now at the necessary size for mineral separation, are pumped to the flotation circuit.

The flotation circuit separates the valuable minerals from the waste rock, producing a concentrate. Initial separation is done in a rougher/scavenger circuit, where the waste rock is discarded as tailings, which flows by gravity to the tailings impoundment area. Rougher concentrate is further upgraded in a cleaner circuit to produce the final product. Cleaner tailings are recycled to the rougher/scavenger circuit.

The concentrate is dewatered in two stages. Settling reduces the water content to roughly 35-40% while pressure filtration further reduces it to roughly 8%. The water removed is utilized as process water. The concentrate is stored in the load-out building and loaded on to 40 tonne trucks for shipping.

Markets and Contracts

As at March 2008, four concentrate sales contracts are in place for Mount Polley copper concentrate. New concentrate sales arrangements are negotiated as required.

Financial Analysis

The 2004 Mount Polley Report contains financial analysis assumptions, and is herein incorporated by reference.

Taxes

Applicable taxes for Mount Polley are British Columbia and Canadian Income Taxes at 34.12% of taxable income; BC Mineral Tax of a 2% advance tax on resource income or 13% of net revenue after capital is recovered; and property taxes included in mine general and administrative costs which are approximately $1 million per annum.

Environmental Conditions

There are no environmental compliance issues outstanding at the Mount Polley mining operation. All environmental permit monitoring requirements and other environmental programs had been maintained or were restarted upon the resumption of mining and processing activities in 2005. A complete list of all permits that were obtained for operation of the Mount Polley mine are listed in Appendix A of the 2004 Mount Polley Report (herein incorporated by reference).

Reclamation at Mount Polley to date has mostly consisted of reclamation research. Some reclamation has been conducted in the form of resloping of the 1150 level of the East Rock Dump. Approximately 2.24 ha have been resloped to date. In addition, approximately 5.83 ha of the 1170 RD have been resloped and reclaimed.

The estimated costs for reclamation are $3.4 million at the end of the 2007 and this amount is expected to be maintained as progressive reclamation activities are scheduled to offset the development of new areas.

—

## HUCKLEBERRY MINE

### Project Description and Location

Huckleberry Mines Ltd. is owner of the Huckleberry mine located southwest of Houston, British Columbia. Imperial holds a 50% interest in Huckleberry Mines Ltd., and the other 50% interest is held by a consortium consisting of Mitsubishi Materials Corporation, Marubeni Corporation, Dowa Mining Co. Ltd. and Furukawa Co. (the "Japan Group").

The Huckleberry property consists of a mining lease covering approximately 1,911 hectares, and 34 mineral claims encompassing approximately 16,307 hectares. The claims and mineral leases are contiguous.

Huckleberry Mines Ltd. also has an interest in three mineral claims covering 3,059 hectares on a property 8 kilometres north of the Huckleberry mine known as Whiting Creek. A claim map is provided on page 22A.

### Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property is along 123 kilometres of gravel forest service roads and a private access road. The town of Houston is 307 kilometres west of Prince George, 400 kilometres east of Prince Rupert, served by Highway 16 and the Canadian National Railway.

Copper concentrates are transported by truck to the Port of Stewart, British Columbia and then by bulk carrier. The molybdenum concentrate is trucked to and sold in Vancouver under long term contract. Contracts are in place with Arrow Transport to transfer the concentrate to Stewart Bulk Terminals to warehouse and shipload the concentrates.

Mining and milling operations proceed year round.

The Huckleberry property lies on the southern flank of Huckleberry Mountain, the highest point at 1,542 metres, and north of Tahtsa Reach, the lowest point at 860 metres, on the Nechako Reservoir. The deposits have an average surface elevation of 1,036 metres. The property is between two zones according to the vegetative biogeoclimatic zones in the Prince Rupert Forest Region. The project area is a combination of the sub-boreal spruce zone, moist cold Babine variant and the Englemann Spruce-subalpine fir, moist cold zone. A total of 20 site associations have been identified on site and correlated as much as possible with the biogeoclimatic descriptions in the Prince Rupert Forest Region identification guide.

### History

Copper mineralization at Huckleberry was first discovered by Kennco Explorations (Western) Limited in 1962. The property was then optioned by Granby Mining Company Ltd. in 1972. The property remained idle until 1975 when Noranda Exploration Company Limited exercised an option. Noranda's option was dropped, and in 1992 New Canamin Resources Ltd. optioned the property from Kennecott Canada. In May 1994 Kennecott elected not to exercise its re-acquisition rights and New Canamin became sole owner of this property.

In July 1995 Princeton Mining Corporation acquired all the shares of New Canamin. A strategic alliance with the Japan Group was established to assist in financing the project. A feasibility study was commissioned by Princeton in early 1995 and completed by H.A. Simons in August 1995. In June 1996 the Japan Group purchased a 40% equity position in Huckleberry and entered into an agreement to provide US$60 million project loan financing based on the positive feasibility. Mitsubishi Materials Corporation, Dowa Mining Co. Ltd. and Furukawa Co. Ltd. also entered into a long term contract for the purchase of all copper concentrates from the Huckleberry mine. The British Columbia Government provided financial assistance in the form of a $15 million loan to Huckleberry for infrastructure including roads and power lines.

An additional $4.5 million of equity was injected into the project by Princeton and the Japan Group in November 1997. Marubeni Corporation provided a US$10 million loan to Huckleberry for working capital purposes. With



Nadina
Lake
British
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Needle
Lake
HUCKLEBERRY
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Tahtsa Reach
Imperial
Metals
HUCKLEBERRY PROPERTY
Claim Boundary
Huckleberry Mine
0
1
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Kilometres

financing in place the construction of the mine commenced in June 1996. The total cost to construct, install and commission the facilities was approximately $142 million. This included direct field costs of executing the Huckleberry project, plus the indirect costs associated with design, construction and commissioning. The Huckleberry mine started commissioning activities in September 1997 and achieved commercial production in October 1997.

In 1998 Imperial acquired the Huckleberry mine as a result of a plan with Princeton Mining Corporation. Imperial held a 60% interest until June 1999 when 10% interest in the Huckleberry Mine was sold to the Japan Group, resulting in Imperial owning 50%. In July 1998 the major stakeholders of Huckleberry entered into an economic plan sponsored by the British Columbia Job Protection Commission. The plan was for a period of two years from July 1998 to June 2000. All existing loans were restructured under the economic plan.

Copper prices continued to deteriorate and a second loan restructuring agreement was entered into in March 1999, deferring all principal and interest payments during 1999 and providing that the payment of principal and interest in 2000 and 2001 would be dependent on available cash. All deferred principal and interest charges were scheduled for repayment no later than January 1, 2002. Payment was subsequently rescheduled to June 30, 2003 to allow the parties to negotiate a further loan restructuring agreement. As part of the March 1999 loan restructuring agreement, a wholly owned subsidiary of Imperial provided a $2.5 million loan facility.

On December 1, 2003 management of the Huckleberry mine was transferred to Huckleberry. This restructuring allowed Imperial to deconsolidate Huckleberry's debt, significantly improving Imperial's balance sheet. Imperial retained 50% equity ownership and acted in an advisory capacity on mine operations. In December 2004 Huckleberry repaid the $2.5 million of senior ranking debt owed to Imperial. Huckleberry is debt free after having repaid $120.9 million of long term debt in 2006. Detailed information on Huckleberry's financial position is contained in Notes 4 and 17 of the 2007 Annual Report (herein incorporated by reference).

Imperial regained joint control of Huckleberry effective January 1, 2007. The Company commenced accounting for Huckleberry on the proportionate consolidation basis January 1, 2007.

**Geological Setting**

The Huckleberry mineralization is a typical porphyry copper-molybdenum deposit. It is characterized as a calc-alkalic copper-molybdenum type. These deposits are typically hosted in intrusive rocks, usually of granodioritic or quartz monzonitic composition, and in volcanic rocks surrounding intrusives. These deposits are often large, oval, inverted-cone shaped deposits, and display multiple zones of hydrothermal alteration and sulphide mineralization. The hydrothermal alteration is usually extensive and consists of an inner potassic zone closely associated with the sulphide mineralization, surrounded by propylitic alteration associated with pyrite. Phyllic and argillic alteration can be either part of the zonal pattern between the potassic and propylitic zones or can be somewhat irregular or tabular younger zones superimposed on older alteration and sulphide assemblages. Chalcopyrite, bornite, chalcocite, enargite, other copper minerals, molybdenum and pyrite are typically the dominant sulphides. The mineralization is dominantly structurally controlled, mainly through stockworks, veins, vein sets, breccias, disseminations and replacements.

**Exploration**

Copper mineralization was first discovered by Kennco Explorations (Western) Limited in 1962 while investigating the source of anomalous stream sediment samples. Copper mineralization was discovered in a small outcrop of granodiorite at the head of the anomalous stream draining into the valley on the south side of Huckleberry Mountain. Kennco conducted geological mapping, soil geochemistry, magnetometer and induced polarization geophysics, trenching and diamond drilling on the Huckleberry property from 1962 to 1972. A total of 3,965 metres of diamond drilling was completed in 29 holes.

The property was optioned in 1972 to Granby Mining Company Ltd. which carried out a diamond drill program consisting of 16,190 metres in 65 holes within the Main zone deposit. Granby did not exercise its option and the property was returned to Kennco. The property remained idle until 1988/1989 when Noranda Exploration Company Limited undertook a program of soil and rock geochemistry concentrating on the east end of the property in an area of quartz-arsenopyrite veins. A reconnaissance soil geochemistry program was also conducted over the entire property. The focus of their program was to evaluate the precious metal potential of the property. Selected sections of old drill core were reassayed for precious metals. The option was subsequently dropped by Noranda. Kennco's successor, Kennecott Canada Inc. optioned the Huckleberry property to New Canamin Resources Ltd. in 1992.

During 1992-1993 New Canamin concentrated work on definition drilling within the Main zone deposit. A 41 metre deep hole was drilled 1,200 metres east of the Main zone deposit as part of a tailings site investigation. The East zone discovery hole intersected 0.91% copper over the 8 metres of bedrock in the bottom of the hole. In 1993 a total of 58 holes totaling 10,647 metres were drilled on the East zone, and during 1994 a total of 137 holes totaling 10,173 metres were drilled, attempting to define reserves and outline the extent of the East zone deposit. In 1999 ground geophysics and soil geochemistry was conducted followed in 2000 with additional diamond drilling at the East zone.

A British Columbia Geological Survey till survey had identified copper-mineralized intrusive float boulders that were deemed to be too angular and distal to have been transported from the Main zone. In early 2001 six diamond drill holes totaling 628 metres were drilled in the TMF-3 zone. These drill holes were targeted to locate a suspected buried mineralized intrusion.

No exploration drilling was conducted in 2002 and 2003.

In 2004 Huckleberry identified a new potential deposit on the property. The new copper-molybdenum zone, the Main Zone Extension, is directly north of the Huckleberry Main zone pit and easily accessible from the mine site. Exploration at the Main Zone Extension delineated a copper and molybdenum bearing zone over an east-west strike length of approximately 550 metres, a width of approximately 200 metres and to a maximum depth of 200 metres. The mineralized zone is structurally complex and appears as faulted offsets of the Main zone deposit. Mineralization is mostly observed as fracture fillings containing pyrite, chalcopyrite and lesser molybdenite.

In 2005 an initial study of the Main Zone Extension showed it was marginally economic at a long term copper price of US$0.95/lb. Further analysis was completed on two options: the current mine plan which anticipates closure in the third quarter of 2007, and the current mine plan modified to include mining of the Main Zone Extension. A side by side comparison showed that a copper price exceeding US$1.50/lb would have to be maintained in 2008 and 2009 in order for the Main Zone Extension to generate more cash than the current mine plan. The analysis of the Main Zone Extension also highlighted a fault at the north end of the Main zone pit. This adds an additional element of uncertainty, in that the Main Zone Extension requires the development of a new pit north of the Main zone pit, which is now filled with tailings. Based on this information, the Board of Huckleberry Mines Ltd. resolved not to proceed with the Main Zone Extension at that time.

In 2005 exploration was carried out at the Whiting Creek prospect situated approximately 8 kilometers north of the Huckleberry mine site. Historical exploration at Whiting Creek had defined three mineralized zones; the Ridge stockwork molybdenum zone, the Rusty porphyry copper/molybdenum zone, and the Creek porphyry copper/molybdenum zone. The drill program completed in November focused on the Creek zone and tested the connection between the Creek and Ridge zones, and the extensions of the Creek zone to the north. The drill results were not encouraging, effectively closing the Creek zone to the north and east.

In July 2006 the Board of Huckleberry Mines Ltd. approved management's recommendation to proceed with the extension of the Main Zone Extension subject to government approvals. The added probable reserve tonnage of this extension is approximately 16 million tonnes grading 0.37% copper. The extra tonnage will add over two years of life to the operation, extending production into 2010. The mine design and estimates were prepared under the supervision of Kent Christensen, P. Eng., Senior Mine Engineer at Huckleberry Mines Ltd., who was designated as the Qualified Person.

A fourth stage of diamond drilling was completed on the Main Zone Extension deposit in mid-2006. The goal of the program was to update geotechnical studies, initiate acid-base-accounting analyses and up-grade the resource estimate. A total of 2,486 metres were drilled in 18 holes. Diamond drill testing of a western extension of the Main

Zone Extension deposit confirmed that copper mineralization occurs near surface in this area, but the extension remains sub-economic. Drilling in broken ground may have caused milling of the core fragments with loss of sulphides to the drilling fluids. Grades in the western extension may accordingly be underestimated. Infill drilling within the Main Zone Extension deposit resulted in moderate increases to modeled copper grade estimate..

In the fall of 2006, a regional exploration program was undertaken east and north of the mine site. Fugro Airborne Surveys was engaged to survey both the Huckleberry mine site and the mineral claims acquired by staking in 2006. Electromagnetic and magnetic airborne geophysical methods were used. To complement the airborne survey, a ground geochemical survey explored approximately 560 hectares east of the mine site. The geochemical survey was continued and expanded in 2008 to cover targets northwest of the Huckleberry glacial till borrow pit, and at KM103 on the Huckleberry access road.

The airborne geophysical survey completed in November 2006 indicated a magnetic and electromagnetic anomaly north and east of the glacial till borrow pit at the Huckleberry mine. The anomalous area was further tested with ground magnetic and soil and rock geochemical surveys. Three Reverse Circulation and four diamond drill holes were completed to test the anomalies. The electromagnetic response appears to arise from bands of graphite intersected in the drill holes. No further work is proposed for this target.

In 2007 several drill programs were undertaken, including regional basal till sampling, diamond drilling on the Huckleberry mine site, diamond drilling on targets identified in the regional exploration program, and reverse circulation drilling both on and off the mine site.

During late winter and early spring of 2007, a program of basal till sampling was undertaken to test targets identified from the airborne geophysical survey completed in November 2006. Forest Service roads were used for drill access. Record accumulations of snow over the winter of 2006/2007 required extensive snow removal to prepare for drilling. Seventy-four holes were drilled to test the basal till horizon. Samples of till were analyzed in the Huckleberry laboratory for copper, molybdenum, and silver. Samples collected from the basal till were processed at CF Minerals Research Laboratories in Kelowna, British Columbia using heavy liquid separation. The resulting heavy mineral fractions were analyzed at ALS Chemex Laboratories in Vancouver. The purpose of the heavy mineral separation was to remove lighter fractions from distal sources of sediment and analyze the heavy fractions, which may be derived from local sources. Results from the basal till sampling program, along with ground electromagnetic surveys were used to generate targets for testing with a diamond drill.

In June 2007 a pit slope failure occurred at the East zone pit. No injuries were sustained as employees and equipment were moved to other workplaces when cracks in the highwall were noticed. A large volume of rock from the northern highwall of the East zone pit was displaced into the pit. The East zone pit was nearing the end of its reserve life, and was scheduled to be completed in July 2007. Other parts of the mine were not affected by this slope failure, and milling continued with stockpiled ore being treated. Production was maintained from these stockpiles along with accelerated production from the new Main Zone Extension pit.

Exploration will continue in 2008 to find additional reserves.

**Mineralization**

Mineralization is similar in both the Main and East zone deposits and is contained within altered volcanic rocks. Copper mineralization is predominantly chalcopyrite, occurring as fine to medium grained aggregate filling veinlets and fractures, and as fine grained disseminations in the envelopes around the veinlets. Molybdenum occurs as molybdenite, which is found as disseminations and clusters within quartz/gypsum veins. Molybdenite is generally low in chalcopyrite and appears to have been deposited separately and later than the copper mineralization.

The Main zone was the first zone to be discovered and was well defined by drilling. The zone was a kidney bean shape, wrapping around the east side of the porphyry stock with an arc length of 500 metres, a width of 150 metres, and depths of up to 300 metres below surface. It is well defined in its southern and eastern edges but remains partly open to expansion on its northern margin. Any expansion here would face high stripping costs due to the hilly terrain.

The East zone was discovered after the Main zone during a drilling program to determine possible sites for tailings disposal. Mineable reserves and grades here are higher than for the Main zone. The deposit is an easterly trending zone about 200 to 300 metres wide and 900 metres long. Mineralization occurs to depths of over 300 metres, where drilling was stopped, and remains open; however, the surrounding hills and unfavourable surface topography make it unlikely that the pit, as currently planned, can be extended economically.

Over 29,600 metres in 170 holes have been drilled on the Main zone, and 23,744 metres in 131 holes on the East zone. Core recovery is a problem in the upper portion of both deposits because gypsum fracture fillings have been dissolved, leaving the rock in a friable condition. Core recovery in this material has been as low as 0% over 100 metres. Comparison of grade versus core recovery showed that grade fell off in proportion to recovery. Following an analysis of these comparisons, it was decided to consider all samples with recoveries below 50%, which only comprise less than 2% of the database, as unsampled. Assay data was composited on eight metre vertical bench elevations. Specific gravity determinations were performed on 340 samples taken from eight holes within the East zone deposit. Core specimens were weighed in air and water.

The ratio of air to air/water weights yields the specific gravity. An average specific gravity of 2.69 was used for both deposits. Gold, silver and molybdenum were not modeled in the Main zone due to incomplete data sets. Instead the block grades have been determined using correlations with copper assays, which are quite strong. For the East zone, molybdenum and silver grades were modeled using the Kriging parameters determined for the copper model. Molybdenum assaying by ICP displayed a systematic underestimation of 15%, which was subsequently corrected. Due to the friable nature of the gypsum depletion zone, recognition of the overburden/bedrock face was difficult during the early drilling campaigns. The interface was established from drill data and the position of outcrops on the north slope and was used to estimate overburden thickness. Drill information on the fringes of the deposits, but still within the proposed pit areas, is sparse and limits the reliability of the estimated volume of overburden to be removed during mining in these areas.

**Drilling**

Two anomalous areas arising from the 2006 airborne survey and the 2007 basal till sampling were selected for further testing. A ground geochemical survey confirmed the presence of copper and molybdenum in soils at KM103, and a ground electromagnetic survey confirmed the presence of a bedrock conductor at KM107. Three diamond drill holes were completed at KM103 in 2007. Three diamond drill holes were completed and one hole was abandoned at KM107 in 2007. Testing of the anomaly at KM193 resumed in January 2008 with six more holes completed and three holes abandoned. Drilling at KM103 did not explain the airborne anomaly nor the high concentration of copper and molybdenum in the till. Drilling at KM107 did not explain the conductors identified in the airborne or ground electromagnetic surveys. Further work is warranted to identify the source of copper reported in the overburden sampling.

Three diamond drill holes were completed in Spring 2007 on the Base Station Anomaly. The anomaly was identified from the 2006 airborne magnetic and electromagnetic survey, and is located on the southeastern highwall of the East pit at the Huckleberry mine. Results of the program indicated sub-economic concentrations of copper. The June 2007 slope failure in East pit curtailed all further exploration around East pit. No further work is warranted for this target.

A ridge of bedrock has been left between the Main zone and the Main Zone Extension pits. The area has been partially tested in prior exploration programs, but the level of information was not adequate for inclusion in mining plans. Production sampling in the Main zone pit has indicated economic concentrations of copper in the highwall. In the past, diamond drilling of the saddle zone has been hampered by broken ground and poor core recoveries. During the fall of 2007, nineteen diamond drill holes were completed in the Main zone and the Main zone Extension saddle zone. Where diamond drilling was unable to proceed, Reverse Circulation, down the hole hammer and rotary drilling were used to collect samples. A total of sixteen Reverse Circulation, down the hole hammer and rotary holes were completed in the saddle zone and in the western extension of the saddle zone. Construction of block models of the distribution of copper and molybdenum were started in late 2007 and will be completed in early 2008.

Diamond drilling services in 2006 were provided by Britton Brothers Diamond Drilling of Smithers, British Columbia. Geotechnical testing services were provided by Golder Associates. For analytical purposes, core was split using 2.5 metre sample intervals. In 2006 a total of 18 holes totaling 2,486 metres were drilled. All reject core and all coarse and fine analytical rejects are stored at the Huckleberry mine site.

Diamond drilling in the 2004/2005 program was provided by Beaupre Diamond Drilling of Princeton, BC, and to a lesser extent by Hy-Tech Diamond Drilling of Smithers, British Columbia. A total of 51 holes were drilled in 2004 totaling 8,153 metres. All industry standard procedures were followed in the program. Diamond drill core was photographed, geotechnically and geologically logged prior to splitting for analysis.

Prior to 2004, drill core was split in its entirety over three-metre intervals with the exception of the 6 drill holes in the TMF-3 zone, which were selectively split and sampled, with wide intervals of unmineralized post-mineral dykes. Drill core is stored in the East zone core racks, southeast of the East zone ultimate pit. The core samples and 227 zone chip samples were assayed for copper, molybdenum and, locally copper-oxide at the Huckleberry mine site facility using a nitric-hydrochloric acid digestion and atomic absorption finish. Previous drilling had been conducted for more than 30 years on the property.

**Sampling and Analysis**

For the basal till drilling conducted in Spring 2007, the Reverse Circulation drill samples were processed at CF Minerals Research Laboratories in Kelowna, British Columbia using heavy liquid separation. The resulting heavy mineral fractions were analyzed at ALS Chemex Laboratories in Vancouver.

For diamond drilling conducted between 2004 and 2007, diamond drill cores were split and sampled at two and a half metre intervals, with adjustments made to the sample intervals at geological boundaries. Increasing levels of quality analysis and quality control were applied from the 2004 to the 2007 drilling. Analytical checks included the insertion of duplicates, blanks, and standards. Duplicates were submitted as duplicate samples of split core, as coarse reject and as pulp duplicates. Blanks are prepared samples with no measurable base or precious metals. Standard samples were blended from ore samples collected from the active mine workings. Certified reference materials were purchased from CANMET and inserted into the sample stream. All analyses were performed using the laboratory facilities at the Huckleberry mine site. ALS Chemex laboratory (Vancouver), a certified assayer, was chosen for submission of 1 in 20 coarse rejects and 1 in 20 pulp rejects. Of the 6,342 core intervals analyzed between 2004 and 2006, approximately 1 in 8 analyses were subjected to some form of quality control. Prior to 2004, all drilling at Huckleberry was by diamond drilling methods. Core samples have been taken either from splitting core on three metre intervals or by selectively sampling based on geology.

All core samples were delivered daily to the preparation laboratory at the Huckleberry mine site. All reconnaissance rock samples were submitted on a regular basis to the preparation laboratory at the Huckleberry mine site prior to shipping to Pioneer Laboratories Inc.

Blanks are samples that are known to be barren of mineralization, and are inserted into the sample stream to determine whether contamination has occurred after sample collection. A total of six blank samples were inserted into the drill core sample stream at a rate of approximately one blank per 40 samples and submitted for analysis as per the remainder of the core samples. Post-mineral dyke material was utilized for blank samples as it contains low metal values, but has an average composition similar to that of the intrusive and andesitic lithologies.

**Security of Samples**

For the 2004-2007 diamond drill programs, samples were collected and transported to the laboratory under the supervision of Peter L. Ogryzlo, M.Sc., P.Geo., an employee of Huckleberry. Independent verification of sampling, sample security and quality assurance/quality control procedures from 2004-2006 was under the supervision of Barbara Welsh, P. Eng., an employee of Huckleberry. Verification of sampling procedures in 2007 was under the supervision of Syed Najam Tameem, M.Sc. All coarse and fine sample reject material and all split diamond drill core is stored at the Huckleberry mine site for future reference. Critical review of sampling and assaying procedures up to June 2006 was provided by D. Thomas of AMEC Americas LTD. Prior to 2004 field duplicates were collected and analyzed from two separate samples from the same core interval. They were used to measure the reproducibility of sampling, which includes both laboratory variation and sample variation. Every 20th core sample was quartered, with the two quarters sent for analysis, resulting in 13 field duplicates.

**Mineral Reserve Estimate**

The Main Zone Extension is the only pit actively operating at Huckleberry. On December 31, 2007 the mineral reserve of the Main Zone Extension pit was calculated at a cut-off grade of 0.200%. Probable reserves at December 31, 2007 were prepared under the supervision of Kent Christensen, P.Eng., Huckleberry Mine Chief Mine Engineer, designated as the Qualified Person for this purpose.

| Huckleberry Mine Proven and Probable Reserves | | | | |
|---|---|---|---|---|
| | Ore (tonnes) | Copper (%) | Moly (%) | Strip Ratio |
| Main Zone Extension | 16,560,000 | 0.352 | 0.005 | 0.81:1 |

Prices used in the calculation of the Huckleberry reserves were US$1.63/lb copper, US$550.00/oz gold, US$8.50/oz silver, US$7.50/lb molybdenum and an exchange rate of $1.15 CDN/US.

**Mining Operations**

Production

The following table provides Huckleberry's total mine production for the past three years, 50% of which is allocable to Imperial.

| For the Years Ended | December 31, 2007 | December 31, 2006 | December 31, 2005 |
|---|---|---|---|
| Ore milled (tonnes) | 6,477,600 | 6,646,200 | 6,951,000 |
| Ore milled per calendar day (tonnes) | 17,747 | 18,209 | 19,044 |
| Grade (%) – Copper | 0.442 | 0.556 | 0.552 |
| Grade (%) – Molybdenum | 0.013 | 0.015 | 0.014 |
| Recovery (%) – Copper | 87.4 | 86.9 | 87.40 |
| Recovery (%) – Molybdenum | 16.3 | 14.3 | 24.80 |
| Copper produced (lbs) | 55,145,000 | 70,838,000 | 73,897,000 |
| Gold produced (oz) | 5,847 | 9,255 | 10,401 |
| Silver produced (oz) | 212,735 | 246,353 | 265,741 |
| Molybdenum produced (lbs) | 304,224 | 306,250 | 539,949 |

The pit wall failure in the East pit in June 2007 did not affect mill throughput but resulted in the milling of lower grade Main Zone Extension and stock pile ore which reduced profit margins.

Production Forecast

For the remainder of the mine life, production will be from the Main Zone Extension pit, and annual copper production will be reduced to approximately 40 million pounds as the grade in this pit is about 0.35% copper. Planned production for 2008 includes 20 million pounds copper, one thousand ounces gold, 45 thousand ounces silver.

Mining Method

Huckleberry is an open pit copper/molybdenum mine. Ore is processed through a SAG/ball mill circuit producing a copper concentrate and a molybdenum concentrate. The loading equipment is a combination of PH1900 & 2100 electric shovels and Caterpillar 992 loaders. The haulage fleet includes Caterpillar 777C's and Caterpillar 785B's.

Mine Life

The current mine life for the Huckleberry mine is 2010. Exploration will continue in 2008 to find additional reserves.

Metallurgical Process

Ore from the pit is delivered to a 42"x 65" gyratory crusher and after crushing is conveyed to a stockpile. Ore from the stockpile is ground in two stages prior to flotation, firstly in a single 10,000hp semi-autogenous mill, and secondly in two 5,000hp ball mills. A bulk copper concentrate is floated from the ball mill product. The bulk copper concentrate is then reground in a 1,500hp regrind mill, and then floated again to produce a final copper concentrate grading approximately 27% copper. Molybdenum concentrate is floated out of the copper concentrate. Both final concentrates are thickened and dewatered prior to shipment. A Grinding Improvement Project (SAG pebble circuit) was completed by mid 2000. This circuit consists of a vibrating screen that removes critical size rocks from the SAG mill discharge conveyors then transports this material to a pebble crusher where the rocks are crushed and then returned to the SAG mill.

Markets

Huckleberry copper concentrates are sold under a long term contract to a group of Japanese smelting companies. Under this agreement the contained copper is sold to the smelters based on London Metal Exchange quoted copper prices less charges for smelting and refining. Huckleberry molybdenum concentrates are sold to a molybdenum trading company. The contained molybdenum is sold at published prices less a charge for roasting the sulphide concentrate.

Contracts

All the copper and molybdenum concentrates are sold under long term contracts. Copper concentrates are transported by truck to the Port of Stewart, British Columbia and then by bulk carrier. The molybdenum concentrate is trucked to and sold in Vancouver under long term contract. Contracts are in place with Arrow Transport to transfer the concentrate to Stewart Bulk Terminals to warehouse and shipload the concentrates.

Environmental Conditions

The Ministry of Energy and Mines and other provincial government authorities currently require $3.2 million in mining and other permits. This amount is held in cash and term deposits. Huckleberry mine staff produce and submit to the Province of British Columbia an annual reclamation report which outlines the current levels of disturbance, future areas of development and reclaimed areas. The report also includes an estimate of the total reclamation costs. Huckleberry has received a permit to discharge water from the tailings impoundment to Tahtsa Reach. The quality of water being discharged is compliant with both Provincial and Federal Government requirements. The Cheslatta Carrier Nation appealed the granting of the discharge permit. The appeal has been adjourned.

Taxes

Applicable taxes for Huckleberry are: BC and Canadian Income Taxes at 34.12% of taxable income; BC Mineral Tax of a 2% advance tax on resource income or 13% of net revenue after capital is recovered; and property taxes included in mine general and administrative costs which are approximately $1 million per annum.

Expected Payback Period of Capital

In November 2004 Huckleberry restructured the repayment terms of its long term debt and the basis of payback on the construction loans based on available cash as defined in the restructuring agreement. During 2006 Huckleberry repaid the balance owing on its long term debt and since then has been now debt free.

## STERLING PROPERTY

### Project Description and Location

Sterling Gold Mining Corporation, a wholly owned subsidiary of Imperial, is owner of the Sterling property located in southern Nye County, Nevada about 115 miles northwest of Las Vegas.

The Sterling property consists of 272 lode mining claims plus one water well site. Net smelter royalties of 2.25% are payable on production with minimum advance royalties on a small portion of this total. Total land claims including Sterling, Tungsten Canyon, Fluorspar Canyon and Mary, comprise 711 lode mining claims covering 14,070 acres (5,694 hectares), located on land administered by the U.S. Bureau of Land Management. A claim map is provided on page 30A.

### Permits & Environmental Liabilities

In 2006 permitting for the construction of an underground ramp to access the 144 zone was received. All required permits for exploration and mining are either current or the renewal is under review by the Nevada State Environmental Protection and the Bureau of Land Management. Detailed information of the permits and environmental liabilities is provided in the 2006 Sterling Report (herein incorporated by reference).

### Accessibility, Climate, Local Resources, Infrastructure and Physiography

Sterling is accessible via US Highway 95 from Las Vegas, a distance of 115 miles. A good secondary 8 mile gravel road turns off the north side of the highway at Mile 45.9, 15 miles southeast of the town of Beatty. Beatty has a population of about 1,200 and is the nearest centre for lodging and basic services. The gravel road is maintained by Nye County and Sterling personnel. Las Vegas is the nearest major airport.

The property lies on the east side of Bare Mountain, a small mountain range at the southern end of Pahute Mesa in the Great Basin. Bare Mountain is flanked by Crater Flat to the east, and the northern Amargosa desert to the south.

The 144 zone is at the 4,000 foot elevation, on the lower eastern slopes of Bare Mountain. The mine and infrastructure are at around the 4,100 foot elevation. The historic leach pad, which was reclaimed in early 2007, is on the upper edge of the adjacent pediment (3,800 feet). A new leach pad that will accommodate the 144 zone ore is planned immediately adjacent to the historic leach pad, at 3,789 feet elevation, also on the adjacent pediment.

The mine elevation is between 3,799 feet and 4,071 feet on the lower slopes of Bare Mountain which summits at 6,317 feet. Rounded or craggy ridges separated by ephemeral washes characterize the local terrain. Several small cinder cones, less than 1 million years old, occur in Crater Flat.

Mine buildings consist of several trailers used for office work, geological research and logging, sample preparation (during mining), and personnel facilities. Several steel containers are used to securely store 144 zone drill core, pulps and rejects. There is also a mechanical shop for on-site maintenance of equipment and vehicles. Electrical power is provided by generators on the site. The mine has no living quarters or canteen; mine personnel live in Beatty or communities in the Amargosa Valley and commute daily.

The leach pad area includes operating ponds and a gold extraction circuit. An assay laboratory was in use during mining but is not operational at present.

Water for the mine and gold recovery plant is drawn from a well in Crater Flat located about 3.5 miles east-southeast of the mine. Water is stored in a lined and fenced reservoir at the well site from which it is pumped or hauled to the mine by tank truck. The well pump is set at 617 feet and operates at a rate of 45 gallons per minute. Pumping capacity to the mine site is 50 gallons per minute. Potable water is supplied by bottle from Beatty.

Outside communication is provided by radio telephones and satellite internet. Cellular phone reception is amenable at certain locations on site. Gasoline and diesel fuels are trucked in periodically and stored in tanks. Mine supplies


NEVADA
Las Vegas
Beatty
95
Joshua Hollow
Fluorspar Canyon
Mary
STERLING MINE
144 Zone
Tungsten Canyon
Crater Flats
Imperial Metals
STERLING PROPERTY
Claim Boundary
Exploration Targets
0
1.25
2.5
5
Kilometres

are procured in Beatty whenever possible. Mining equipment and parts are obtained from dealers and distributors located mainly in Las Vegas, Reno and Los Angeles.

The climate is arid, with typical desert vegetation. Annual precipitation averages 4 inches in the form of rain or snow, mainly in the winter or late spring, and the occasional thunderstorm. High winds are frequent during the winter. Temperatures normally range from 30°F in the winter to 110°F in the summer. The evaporation rate is about 60 inches per year. Occasionally high winds and frost or snow in January and February have frozen water lines on the property for several days causing minor interruptions of the gold leaching system. Exploration and development activities at Sterling proceed year round.

**History**

Gold was discovered in several localities on Bare Mountain and the adjacent Bullfrog Hills around 1905, in a variety of geological settings. The first workings at Sterling from this period were known as the Panama mine and Bittlecomb shaft. The modern development of Sterling began in the 1970's with exploration around the original deposit by Cordilleran Explorations Partnership. This led to the formation of the initial Sterling Mine Joint Venture in 1980, comprising Saga Exploration Company, E & B Explorations Inc. and Derry Michener Booth Venture Number 1.

Mining began in late 1980 with Saga as the operator. Between 1987 and 1995 Cathedral Gold U.S. Corporation ("Cathedral US") accumulated a 90% interest in the property and took over the operation of the Sterling Mine Joint Venture. Imperial initially acquired a 10% interest in 1992.

Placer Dome (U.S.) Inc. conducted a joint venture exploration program on the Sterling property in 1996. Placer's focus was on the discovery of a gold deposit outside the reserve blocks on the mine property. Placer's goal at Sterling was to find a gold deposit containing at least 750,000 ounces beneath the Sterling mine zone. Three diamond drill holes intersected the target stratigraphy (Carrara Formation), but did not encounter significant gold mineralization and the joint venture program was terminated in 1997.

Imperial increased its ownership of Sterling to 100% in 1999 by acquiring Cathedral US from its parent, Cathedral Gold Corporation, by exercising an option agreement from Cathedral Gold Corporation granted pursuant to a debt settlement arrangement. Imperial then began exploring for a new ore body to extend the life of the operation. This involved regional rock sampling to identify geochemical anomalies, and a gravity survey to find significant vertical offsets in the pediment east of Sterling, which might be related to high-angle faults. Based on all the results, several target areas were generated for drill testing, most of them inside the Sterling property. They were drilled in 2000 and early 2001. Most of the results were negative. The exception was a target which became the 144 zone.

Open pit mining of the Sterling mine deposit began in 1981 and continued until 1989. Underground mining began in 1980, and proceeded until mid-1997 when market conditions impacted profitability. Mining parameters were set to maintain an average production gold grade of approximately 0.25 oz/st (8.57 g/t), which effectively kept the underground mining cutoff grade at 0.1 oz/st (3.43 g/t). Consequently, the potential for a larger tonnage, lower grade resource was not pursued, and a considerable amount of lower grade material was left in place, and is no longer mineable. The oxidized ore was amenable to processing by heap leaching.

After mine production ceased the leach pad continued to be rinsed, producing minor amounts of gold, until October 2001. Additional ore from a low grade stockpile was added in early 2001. Gold recovery proceeded until August 2002 when a final strip was carried out. Total gold production from 1980 through 2000 was 194,996 troy ounces, from 941,341 short tons of ore. The average gold grade (cyanide soluble) of all material delivered to the leach pad is 0.217 oz/st (7.44 g/t). Recoveries from the heap leach averaged 88% of the cyanide soluble gold.

As mineable gold reserves in the main Sterling ore deposit had been exhausted, the Company embarked on an exploration program in 2000 to find a new ore body. The main component of this was regional rock sampling to identify geochemical anomalies, including the ground around the surface trace of the Reudy fault above what was to become the 144 zone.

Although the surface rock sampling of the 144 zone did not produce any significant anomalies, the area was still a drilling target for Imperial because of a hole, 89-144, drilled in 1989 by the former operator, Cathedral. This was a routine, exploration step-out hole drilled to help determine the limits of the Sterling ore body to guide mine planning. It was one of several surface holes around the Reudy fault, beyond the eastern and southeastern margin of the (then) known deposit. The hole intersected dike and silicified and partly brecciated dolostone with strongly anomalous gold values. The results were not followed up at the time.

In 2001, to test the area around hole 89-144 Imperial drilled an angle hole aimed to intersect the Reudy fault at a fairly high angle and at the appropriate depth of about 699 feet below the surface. This became the 144 zone discovery hole 01-7A. Total 2001 drilling in the 144 zone was 8,600 feet in 11 holes, 4828 feet in 6 holes in 2002, and 9,000 feet in 30 holes in 2003.

No drilling was conducted in 2004 or 2005.

Following the acquisition newly claimed land in 2006, an extensive regional rock sampling and geological mapping program was initiated, covering much of the southwestern, eastern and northern flanks of Bare Mountain. Geochemical anomalies were identified in the investigated areas and both high and low-angle structures were evaluated for gold-mineralization potential. Following upon these results, several test areas were identified for follow-up exploration drilling. This drilling is expected to be carried out in 2007.

**Geological Setting**

Regional Geology

Sterling is fairly typical of a large number of similar deposits that occur in the western U.S, particularly in the Great Basin in Nevada. These deposits are known as sediment-hosted, disseminated precious metal deposits, or generically as Carlin-type deposits.

The Great Basin province is a physiographic and tectonic region west of the Rocky Mountains, which is characterized by profound crustal extension and high heat flow beginning in the mid-Tertiary (about 35 to 40 million years ago). The Bare Mountain district lies within the Walker Lane tectonic belt, a NW-trending mega-lineament in southwestern Nevada, which hosts several significant gold mining districts, especially epithermal gold-silver deposits. The Walker Lane is fundamentally a deep-seated, Miocene tectonic boundary between Basin and Range extension in the western Great Basin, and subduction-related tectonics and calc-alkaline magmatism of the Sierra Nevada.

Most of the Bare Mountain range comprises deformed, generally north-dipping and younging, Upper Proterozoic and Paleozoic rocks. Ductile deformation, including overturned folding and thrusts, occurred in the late-Paleozoic to Mesozoic under greenschist or lower grade metamorphic conditions. Episodic Tertiary extension produced both low-angle and high-angle normal faults.

Siliciclastic lithologies dominate the Upper Proterozoic to Lower Cambrian part of the stratigraphy in the south of the range. In the Middle Cambrian there is a transition to carbonate-rich lithologies, with dolostones and limestones dominating the stratigraphy northwards through to the Upper Devonian, above which is a Mississippian unit of immature siliciclastics. The youngest rocks in the Bare Mountains are Tertiary igneous rocks of the Southwestern Nevada Volcanic Field, which at Sterling are represented by north-trending quartz latite dikes, dated at 13.9 million years.

Property Geology: Sterling Mine and 144 Zone Area

A number of Tertiary quartz latite porphyry dikes occur within the property. They are generally associated with north-trending faults, and are weakly clay-altered. One of the largest is an important element of the 144 zone.

Three important structures characterize the property geology. The oldest is the Sterling thrust, which in the Mesozoic placed an overturned panel of Stirling Quartzite and Wood Canyon Formation on younger Cambrian carbonate units. The mined out Sterling deposit occurs at this thrust contact. The Burro normal fault is probably Tertiary, and truncated the leading edge of the Sterling thrust sheet, dropping the southeast side down about 400 feet. The Tertiary Reudy normal fault is a key element of the 144 zone.

In the mined out Sterling deposit, gold mineralization occurred mainly at and below the Sterling thrust contact between the Wood Canyon (above the thrust) and Bonanza King formations, and locally along the Burro fault. The main ore zones generally form longitudinal *pipes* along the thrust, following the intersections between minor north northeast trending high-angle faults and the thrust.

The high-angle faults or fractures were the feeders that carried the ore solutions from depth. The relatively impermeable Wood Canyon siltstones acted as the cap to the hydrothermal system, trapping early fluids so that ground preparation (decalcification, solution brecciation) could take place for subsequent gold solutions. The gently dipping Sterling thrust itself was probably not a hydrothermal fluid conduit, and mineralization generally did not spread out laterally very far from an individual high-angle feeder. However, in many places the ore zones merged because of the close-spacing of the faults or fractures.

Two strongly mineralized zones dominate the ore distribution: the Sterling-Burro zone and the Crash zone. These appear to be localized along particularly influential high-angle structures in the hanging wall of the Burro fault.

The 144 zone is on the southeastern periphery of the developed ore body and is somewhat deeper, lying about 750 feet below the surface. Past exploration was rarely carried out to this depth. The 144 zone is centered on the high-angle, east-side down Reudy fault and is hosted in silty dolostone and limestone which were subjected to decalcification, silicification and brecciation. The 144 zone fits into the broad spectrum of Carlin-type deposits, but more towards the compact and structure-controlled systems like Meikle and Deep Star than the larger tonnage, generally lower grade, strata-controlled deposits. Discovery of this deep, high grade zone is a different geological setting than the ore produced at the Sterling mine, provides a large, high potential exploration target.

Property Geology: Bare Mountain

Across the remaining claim blocks that span Bare Mountain, you can find many of the geological elements that are important to gold mineralization in the Sterling mine and 144 zone. Mainly, Tertiary age porphyry quartz latite dikes typically occupy north-trending faults, high-angle Tertiary age faults act as gold mineralization control structures, and low-angle structures also juxtapose various carbonate and siliciclastic lithologies in ways that control mineralization potential.

At northern Bare Mountain, however, the Tertiary-age low-angle Fluorspar Canyon Detachment is also present as an additional structural factor, and has controlled mineralization at several nearby gold deposits. These include the Bullfrog, Daisy, West zone, Secret Pass and Mother Lode deposits, all of which have been subject to past mining operations and have yielded more than 3 million ounces of produced gold.

As is the case with the Sterling Thrust in southern Bare Mountain, low-angle thrust faulting of Late Paleozoic to Mesozoic age has also affected the rocks of northern Bare Mountain. This has occurred principally in the form of the Meiklejohn Thrust, which has thrust Ordovician and Silurian carbonates over Devonian to Carboniferous carbonates and siltstones. Because the Meiklejohn Thrust and Fluorspar Canyon Detachment are approximately spatially coincident, the Meiklejohn Thrust has been reactivated during Tertiary time, and shows evidence of more extensive lateral fluid transfer than that observed on the Sterling Thrust.

Intersections between high-angle faults and the Fluorspar Canyon Detachment and Meiklejohn Thrust form the basis of exploration and drilling targets for the 2007 exploration program.

**Exploration**

Drilling at Sterling in 2001 resulted in significant gold intercepts. Discovery hole 01-7A was drilled as a test of the area beneath hole 89-144 drilled in 1989 that intersected 225 feet grading 0.044 oz/st gold. Hole 01-7A returned grades of 0.150 oz/st gold over 110 feet. A follow up hole 01-9 returned 0.570 oz/st gold over 44.3 feet including 1.03 oz/st gold over 20.0 feet. The gold mineralization in both holes was encountered in silty carbonates at the contact between the Bonanza King dolomite and the Carrara limestone. The depth of these intercepts is approximately 750 feet below surface and some 300 feet below the lower most underground workings at Sterling.

In 2002 a surface rotary and diamond drill program further tested the target area. The drilling program was conducted using a combined drilling method where holes were drilled from surface to near the target horizon with a less expensive rotary drill. The holes were then extended through the target horizon using a diamond drill to obtain better samples of the mineralized zone. This work was followed by a geophysical survey using Natural Source Audio-Frequency Tellurics to detect low and high-angle discontinuities as well as alteration mineralogy associated with brecciation and gold mineralization in the 144 zone. Results were used to focus exploration efforts aimed at expanding the 144 zone and discovering additional zones of the same type. Drill operations were supervised under the direction of Dr. Chris Rees, P.Geo., who was designated as the Qualified Person.

In 2003 a total of 30 holes for 9,000 feet were completed which further extended the limits of gold mineralization. All holes which penetrated the zone intersected elevated gold values. Previous drilling had defined a gold zone approximately 500 feet by 250 feet. The dimensions of the mineralized zone currently stand at approximately 750 feet north south and 500 feet east west, centered on the Reudy fault, and it has not been conclusively closed off in any direction. The potential for mineralization west of the present zone is considered high, because feeders to the overlying, main Sterling deposit appear to project in this direction.

Additional claims (Goldspar 18 claims and Mary 11 claims) were acquired under lease in 2003 to secure the potential northerly extension of the 144 zone gold bearing structure. The claims cover approximately 599 acres.

Planning and permitting for an underground exploration program was initiated in 2004. The exploration program was placed on hold until 2006, as the Company's focus shifted from Sterling to the reopening of the Mount Polley mine.

Excavation of a decline into the 144 zone began in December 2006, and was completed to a depth of 3,352 feet in November 2007. Two exploration drifts were built off the main decline below the 144 zone that housed drill stations that provided platforms for detailed drilling of the 144 zone from underground. Underground diamond drilling began in mid January 2008. The overall objective of the program is to outline sufficient resources to restart mine operations. Mineral resources for the 144 zone drilled before the start of the 2008 underground drill program were 194,640 tonnes, grading 0.216 oz/st gold containing over 46,344 ounces of gold.

In the decline east of the previously defined 144 zone, chip rib sampling carried out during decline construction intersected continuous gold mineralization averaging 0.039 troy oz/st (1.33 g/t) over a distance of more than 150 feet. This mineralization is hosted in hydrothermal breccias similar to the lower grade breccia envelope that surrounds the higher grade mineralization in the 144 zone. A grab sample from a muck bay located 300 feet further east, graded 0.158 oz/st (5.42 g/t) gold. This sample is also from a hydrothermal breccia but it is present in silty dolomite, a different stratigraphy than the 144 zone.

Following on the previous rib sampling program, a series of grab samples were collected from a 30 foot stub drift east of the 144 zone which averaged 0.20 oz/st (6.27 g/t) gold. One sample returned a grade of 0.71 oz/st (22.1 g/t) gold in a silicified fault breccia. The drift terminated in mineralized rock. These assays indicated that a strong gold mineralization system was also present east of the latite dike that formed the eastern boundary of the previously known 144 zone mineralization.

**Mineralization**

The 144 zone mineralization at Sterling is concentrated in silty dolostone near the base of the Bonanza King Formation, and possibly extends somewhat below into underlying Carrara Formation limestone and silty limestone. This stratigraphy is cut by the Reudy fault (027°/69°E) and an obliquely trending quartz latite porphyry dike. Anomalous to high grade gold is also present in breccias in the fault zone, and locally along the dike contact. Some degree of brecciation and alteration is always associated with significant mineralization in these host rocks. These characteristics are described in the following subsections. The underlying theme is that hydrothermal fluids were introduced into the rocks through a structural fabric, likely related to post-dike extension. Through this secondary permeability, enhanced by decalcification or decarbonatization locally, the rocks were infiltrated and replaced by solutions which deposited silica, and argillically altered the dike.

**Drilling**

In 2001 a total of 11 holes were drilled at the 144 zone, totaling 8,600 feet. Reverse circulation drilling was carried out by Lang Exploratory Drilling of Elko, Nevada (a division of Boart Longyear). A track-mounted drill rig was operated by a driller and two helpers. Drilling was done during one 12-hour shift per day. Wet drilling is required by state regulations, with water supplied by tanker truck driven to the drill site on a daily basis. After the down-hole surveys, all holes were abandoned with *Abandonite* and capped with cement, according to BLM regulations. Holes 01-10 and 01-15 were left with 20 feet of casing; casing was pulled in all the other holes according to the drillers' records. Prior to drilling, the target collars were surveyed in by the mine geologist using standard survey equipment and existing survey stations on the property. All coordinates were and continue to be referenced to the mine grid, which is between 0 and 1°E of true north.

On completion of drilling, down-hole surveys were done by an outside contractor (Silver State Surveying) using a gyroscopic survey tool, providing azimuth and dip data at 50 foot intervals where possible. This data was subsequently corrected for magnetic declination before being entered into the database. Final drill collar positions were re-surveyed by the mine geologist.

The 144 zone discovery hole 01-7A was drilled as a test of the area beneath a hole drilled in 1989 that intersected 225 feet of 0.044 oz/st gold. Hole 01-7A returned grades of 0.15 oz/st gold over 110 feet, including 0.32 oz/st gold over 20.0 feet. A follow up hole 01-9 returned 0.570 oz/st gold over 44.3 feet including 1.03 oz/st gold over 20.0 feet. The gold mineralization in both holes was encountered in silty carbonates at the contact between the Bonanza King dolomite and the Carrara limestone. These intercepts represent a well-defined target area along and around the Reudy Fault, which is a high angle vertical structure that was likely the conduit for upwelling gold bearing hydrothermal fluids. The depth of these intercepts is approximately 700 feet below surface and some 300 feet below the lower most underground workings at Sterling. The target area is open to depth and laterally. Following, some large step-outs were attempted, including an angle hole (01-10) and hole 01-12 which was drilled 300 feet east of the then known zone. The latter holes were disappointing. Subsequent holes were drilled closer in. Most of the rest of the drill holes were plagued by problems with circulation and recovery of samples, due to broken ground and voids. Holes 01-11, 15, 16 and 17 had to be abandoned before their target depths due to stuck rods or no return. Holes 01-13 and 14 were satisfactorily completed, but they didn't match the results of the first two holes (7A and 9).

Based on assay results and logging of chips, the 144 zone at the end of the 2001 program was recognized as Carlin-style replacement mineralization in lower Bonanza King Formation, well below and peripheral to the Sterling mine deposit. Proximity to the Reudy fault was regarded as important, possibly because it was the principal fluid conduit, but the adjacent dike was not strongly implicated in this respect. Even in chips, the association of gold with hydrothermal alteration and brecciation and silty lithologies was clear.

After discussion with drilling consultants, it was decided to incorporate diamond drilling in future exploration programs to overcome the difficult ground conditions. In the summer 2002 a program of 6 holes were drilled totaling 4,830 feet. All were pre-drilled by reverse circulation (RC) to a certain depth above the expected depth of mineralization, followed by HQ-diameter diamond core drilling. The core drilling was done to reduce or avoid the typical circulation and recovery problems encountered in the 2001 RC program, and to acquire high quality geological information. The pre-collars were extended as much as possible or practical in order reduce overall drilling costs. The RC pre-collar portion of the drilling was carried out by Eklund Drilling Company, Inc. of Elko, Nevada. Three drillers worked one 12-hour shift per day.

The diamond drilling was carried out by Boart Longyear of Salt Lake City, Utah, using a sophisticated, truck-mounted rig. It was done in 12-hour day and night shifts by a driller and two helpers for each shift. Apart from a four day break, it was completed in one phase. Prior to drilling the hole collars were surveyed by the mine geologist using standard survey equipment and existing survey stations on the property. All coordinates were and continue to be referenced to the mine grid, which is between 0 and 1°E of true north.

Down-hole surveying of the entire hole was done using a Reflex tool after completion of a hole, or in some cases in opportune periods during the drilling of the hole, to save time. This data was subsequently processed before being entered into the database. Final drill collar positions were re-surveyed by the mine geologist. After down-hole surveys, all holes were abandoned with *Abandonite* and capped with cement, according to BLM regulations.

The summer 2002 program was very successful, both in terms of exploration results, and in the successful completion of all 6 holes, 02-18 through 23. At times, progress was slow as the drillers adjusted to the ground conditions, but recovery was very good throughout the program, except in some of the softest intervals or in very broken rock. Hole 02-21, located between drill holes 01-7A and 01-09 intersected 47.5 feet of 0.51 oz/st gold about 28 feet southwest of the intercept in 01-09. Hole 02-19, located approximately 120 feet south of 01-09 intersected 9.5 feet of 0.27 oz/t gold, 5.0 feet of 0.30 oz/st gold and 3.5 feet of 0.28 oz/st gold within a larger 125 foot wide zone grading 0.13 oz/st gold.

In 2003 a total of 33 holes totaling 9,000 feet were completed. All holes which penetrated the zone intersected elevated gold values enlarging the 144 zone to 500 feet by 750 feet.

Excavation of a decline into the 144 zone began in December 2006, and was completed to a depth of 3,352 feet in November 2007. Underground diamond drilling began in mid January 2008. Drilling is being carried out by Spring Valley Drilling of Hot Springs, Montana. Drilling is proceeding 24 hours a day on two 12-hour shifts. Drill rigs are operated by one driller with one or two helpers. Most drill holes are surveyed with a Reflex multishot magnetic down hole survey tool.

As of mid March 2008 a total of 6,700 feet of BQ and NQ diameter diamond drilling has been completed as part of the ongoing planned underground diamond drilling program. Approximately 4,000 feet of this drilling was allocated to further definition and delineation of the 144 zone west of the latite dike, while the remainder was focused on exploration of the new gold-bearing breccias and stratigraphy discovered during decline excavation east of the latite dike. The best drill hole within the 144 zone was consistent with the better grades observed in the surface drill program. SU08-11 returned 0.14 oz/st (4.80 g/t) gold over 153.5 feet, including 0.54 oz/st (18.51 g/t) over 7.5 feet.

Four diamond drill holes that were drilled east of the dike all returned gold values of greater than 0.1 oz/st (3.44 g/t) gold. The best of these holes was SU08-16, which returned 79.5 feet averaging 0.13 oz/st (4.46 g/t), including 15 feet of 0.30 oz/st (10.28 g/t) gold. These drill holes confirmed the existence of significant gold mineralization east of the latite dike and represent a major extension on the 144 zone. Following the discovery of this major extension on the 144 zone, the diamond drill program was extended to mid May 2008.

In addition to the underground drilling, a surface drill program was conducted as a first phase follow up to the program of surface mapping and sampling conducted over the past two years. A total of four holes, one at the Mary claim area and three holes at Flourspar Canyon claim area were drilled for a total of 5,165 feet. Results have been received for three of the four holes, in which anomalous gold values were intersected with the highest value being 0.03 oz/st (0.94 g/t) over 10 feet.

**Sampling and Analysis**

Reverse circulation drilling was utilized in 2001 and 2003, and 2008. Drill cuttings for assay/geochemical analysis were collected at five foot intervals consistently throughout these programs. For each interval, the cuttings emerging from the drill outlet were separated into two identical samples with a Johnson splitter; complete mixing was provided by the cyclone device immediately preceding the splitter outlets. The resulting pair of cuttings was collected in two identically numbered synthetic-cloth bags which were allowed to dry somewhat before being placed into two corresponding nylon sacks. Each sack would be filled with 5 or 10 sample bags (depending on volume of recovery) representing 25 feet or 50 feet of consecutive samples, and the sack taped closed. One set or suite of these sacks of samples was retained on the property, and selected intervals were analyzed by the mine's own (atomic absorption) laboratory facilities for guidance. The other suite was kept in locked storage until it was sent out for independent assay. In 2008, Florin Analytical Services out of Reno, Nevada, provided analytical services.

During the 2001 to 2003 programs, blanks and duplicates were added to the sample shipments only for the 50 samples representing the chips from hole 02-23 (2 blanks, 2 duplicates) for quality control purposes. In general, one blank and one duplicate were submitted for every 20 samples from the drill core. During the 2008 program, a blank, standard and duplicate was added to every series of 20 rock chip samples. Standards were formatted to know high, medium and low gold values.

Detailed information of the sampling and analysis program followed during the 2001 to 2003 drilling is contained in the 2006 Sterling Report (herein incorporated by reference).

**Security of Samples**

All drill cuttings and core the programs were removed from the drill site during drill shifts by a geologist, or by the end of a shift, and were never left unattended. The sacks or core boxes were taken to the logging trailer, or to windowless steel containers which are used for permanent storage of all samples and core. The trailer and container lock combinations were known only to the exploration manager, the mine manager, and the four geologists logging and sampling the drill core.

Core samples were placed in individual heavy duty plastic bags and closed with special plastic zip straps which have a unique, alpha-numeric, non-sequenced code on each tag. Once closed, the bag cannot be opened without destroying the tag. The tag number was recorded in the sample tag booklet. Thus, any illegitimate rebagging of the samples could be demonstrated by discrepancies in sample bag closure.

During the 2001 to 2003 programs, all samples were transported by truck to ALS Chemex in Elko by the Sterling mine manager personally. This procedure was repeated with Florin Analytical Services in 2008, but the driving was done by one of the technical staff members. Coarse rejects and pulps from the sample preparation were brought back to Sterling on the return trips, and stored in the locked steel container.

**Mineral Resource and Mineral Reserve Estimates**

The 2006 Sterling Report (herein incorporated by reference) included a new resource estimate for both the 144 zone and the Panama zone. The Panama zone is a near surface deposit just south of the old Ambrose pit. The Panama zone is being looked at as a shallow open pit target that would be developed in conjunction with the 144 zone. The 2006 Sterling Report recommends undertaking an exploration decline down to the 144 zone. This 1,170 metre decline will be used to take a bulk sample of the 144 zone for leach testing and also used for staging further exploration drilling.

Sterling Mineral Resource Summary

| Zone | Resources | Short Ton | Grade Gold OPT | Metric Tonnes | Grade Gold g/t | Contained Ounces |
|---|---|---|---|---|---|---|
| 144 | Indicated and Measured | 214,554 | 0.216 | 194,640 | 7.41 | 46,344 |
| Panama | Indicated and Measured | 103,040 | 0.082 | 93,476 | 2.81 | 8,449 |

The ore reserves and resources were calculated and verified Greg Gillstrom, P.Eng, Geological Engineer, designated as the Qualified Person as defined by National Instrument 43-101.

**Mining Operations**

Sterling operated both as an underground and open pit mine commencing in 1980 until closure in 2000. During this period the mine produced 194,996 troy ounces from 941,341 short tons of ore with an average grade of 0.217 oz/st (7.44 g/t gold).

**Current Exploration and Development**

Underground diamond drilling of the 144 zone began in mid January 2008. As of mid March 2008 a total of 6,700 feet of diamond drilling were completed. Approximately 4,000 feet of this drilling was allocated to further definition and delineation of the 144 zone west of the latite dike, while the remainder was focused on exploration of the new gold-bearing breccias and stratigraphy discovered during decline excavation east of the latite dike. The drill assays confirmed the existence of significant gold mineralization east of the latite dike, representing a major extension on the 144 zone. Following the discovery, the diamond drill program was extended to mid May 2008.

---

## RED CHRIS PROPERTY

### Project Description and Location

Red Chris Development Company Ltd. ("RCDC") is a wholly owned subsidiary of Imperial. RCDC has a 100% interest in the Red Chris property, subject to a 24% reversionary carried ownership interest ("RCOI") held by American Bullion Minerals Ltd. ("ABML") and a 1.8% net smelter return royalty by Falconbridge Limited. The 1.8% NSR is an industry standard net smelter return royalty that can be bought down to 1.0% at any time prior to commencement of commercial production in consideration of $1 million.

The RCOI is an interest which gives the holder the right to receive payment after commencement of commercial production on the Red Chris Property and after all costs incurred on or in connection with the Property have been repaid in full. The RCOI becomes a net 24% working interest after commencement of commercial production on the Red Chris Property and becomes assessable for a 24% share of costs and other royalty burden after commencement of commercial production. RCDC owns a 52% interest in ABML.

The Red Chris project is located in northwest British Columbia, approximately 18 kilometres southeast of the Iskut village, 80 kilometres south of Dease Lake, and 12 kilometres east of the Stewart-Cassiar Highway (Highway 37). A claim map is provided on page 39A.

The Red Chris project is comprised of the Red Chris property and the Red claims.

The Red Chris property consists of 47 mineral claims covering 9,595 hectares. Mineral tenure number 541653 has been legally surveyed and submitted for conversion to a Mining Lease.

The Red claims consist of 17 mineral claims covering 7,070 hectares. Imperial owns 100% of the Red claims and there are no underlying interests.

### Permits & Environmental Liabilities

The Red Chris project received Provincial Government approval for mine development under the British Columbia Environmental Assessment Process in July 2005. Restrictions of that certificate prohibit the start of construction until an acceptable means of delivery of power is found for the project.

The Red Chris project had Federal Government approval for the right to proceed under the Canadian Environmental Assessment Act, however on September 25, 2007 the Federal Court of Canada ruled the Federal environmental assessment of the Red Chris project was procedurally incorrect and should have been carried out by way of a comprehensive study review and not as a screening level review, setting aside the Federal Screening Report on the Red Chris project issued in May 2006.

In October 2007 the ruling was appealed by the Minister of Fisheries and Oceans, the Minister of Natural Resources, the Attorney General of Canada, and Imperial. The appeal is expected to be heard by the Federal Court of Appeal in the summer of 2008 with a decision in the fall of 2008 (ref: 2007 Annual Report Note 22 herein incorporated by reference).

### Accessibility, Climate, Local Resources, Infrastructure and Physiography

The nearest gravel airstrip is located in Iskut. Commercial aircraft service the Dease Lake airport and the Bob Quinn airstrip, located 111 kilometres south of Iskut along Highway 37.

Current access to the Red Chris project is gained via helicopter. In recent programs, air support was provided by Pacific Western Helicopters, based in Dease Lake, with a staging area provided at Tatogga Lake Lodge, due west of Red Chris on Highway 37.


British
Columbia
Iskut
Eddontenajon Lake
37
Tatogga Lake
Ealue Lake
RED CHRIS PROJECT
Klappan River
Imperial Metals
RED CHRIS PROJECT
Claim Boundary
0
1.5
3
6
Kilometres

In the 1970's a rough tote road was constructed by Texasgulf that forks off the Ealue Lake Road just west of Ealue Lake. The tote road climbs up onto the Todagin Plateau north of Red Chris and leads south to the present camp. This road is suitable for ATV machines but needs upgrading and re-design for vehicle use.

The Red Chris property is situated on the eastern portion of the Todagin upland plateau which forms a subdivision of the Klastine Plateau along the northern margin of the Skeena Mountains. Elevations on the property are typically 1,500 ±30 metres with relatively flat topography broken by several deep creek gullies. Bedrock exposure is confined to the higher-relief drainages and along mountainous ridges. The majority of the property is covered by several metres of glacial till. Vegetation on the plateau consists of scrub birch and willow, grasses, and mosses. Within the creek valleys, are several varieties of conifer and deciduous trees including balsam, fir, cedar, spruce, and aspen.

The project area lies in a region of moderate annual precipitation with an average of 406 millimetres total annual precipitation measured over a 35 year period of record in Dease Lake. Precipitation is more or less evenly distributed throughout the year, with April to May receiving the least and August to December the most. Temperatures vary from a low of minus 21° Celcius in January to a high of 9° Celcius in July with temperature extremes ranging from minus 50° to 30° Celcius. Approximately five months of the year are in winter conditions.

The climate, topography, availability of water and skilled labour are all factors amenable to the development of a mine at the Red Chris project. Better access to grid power will be a requirement for the project to move forward. The closest port with a ship loading facility is at Stewart, a 320 kilometres one way trip. The size of the Red Chris project land position is considered adequate for the development of on site infrastructure for open pit mining.

**History**

*This project history is excerpted from the 2004 Red Chris Report.*

The first recorded exploration of the project area occurred in 1956 when Conwest Exploration Limited staked the Windy claims to cover prominent limonitic gossans on the Todagin Plateau. The showings consisted of a large oxidized area with small amounts of azurite and malachite. Work consisted of a limited amount of open-cutting and pack-sack drilling.

In September 1968 Great Plains Development Co. of Canada staked the Chris and Money claims to cover the headwaters of a stream in the western portion of the present project area, based on a strong copper anomaly in stream sediments. Over the next two years Great Plains conducted geological and geochemical surveys followed by two diamond drill holes in 1970 totaling 309 metres. One of the holes (70-2) intersected 0.25% copper over 73 metres. During the next two years, additional surveys were completed including geologic mapping, ground magnetics and induced polarization surveys, followed by the drilling of eight diamond drill holes in 1972, totaling 922 metres. These holes intersected weak pervasive (hypogene) alteration controlled by fracturing with low supergene copper mineralization near surface.

In 1970 Silver Standard Mines Ltd. staked the Red and Sus claims to the north and east of the Chris claim group. In 1971 Silver Standard conducted geologic mapping and soil geochemical surveys over the claims and tested anomalies with bulldozer trenches near the common boundary between the Red and Chris claims. Two trenches exposed low-grade copper mineralization in intrusive rocks. Ecstall Mining Limited (which later became Texasgulf Canada Limited, the Canadian subsidiary of Texasgulf Inc.), optioned the Silver Standard claims in 1973 and drilled 14 percussion holes totaling 914 metres of which half intersected low grade copper mineralization.

In 1974 Texasgulf Canada Ltd. formed an agreement with Silver Standard and Great Plains to acquire an option on 60% of the combined Red and Chris groups of claims and paying 80% of costs with Silver Standard and Great Plains both retaining 20%.

During the years 1974-1976 Texasgulf drilled a total of 67 diamond drill holes (12,284 metres) and 30 percussion holes (2,261 metres). During the 1978 and 1980 field seasons, Texasgulf drilled an additional 7 shallow core holes totaling 1,017 metres to test for near-surface copper-gold mineralization. Property-wide geological, geochemical, and geophysical surveys were also completed during this time. An overburden drill was utilized to test bedrock geochemistry in poorly exposed areas of the property. The results of this program outlined an area 3.4 kilometres long, striking east-northeast, with multiple anomalies greater than 500 ppm copper. This anomalous copper zone effectively outlines the limits of the Red intrusive stock. Magnetometer surveys delineated the northern intrusive contact of the Red Stock with volcanics but could not discriminate between the various intrusive lithologies or the Bowser Lake Group of clastics to the south.

As a result of the Texasgulf exploration, two coalescing east-north-easterly trending zones of copper-gold mineralization named the Main and East zones were outlined. The mineralization was described as pyrite, chalcopyrite, and lesser bornite occurring spatially with zones or quartz vein stockwork near the centre of the Red intrusive stock. The estimated resource in 1976 at a 0.25% copper cut-off was 34.4 million tonnes with an average grade of 0.51% copper and 0.27 g/t gold to a depth of 270 metres in the Main zone and 6.6 million tonnes with average grade of 0.83% copper and 0.72 g/t gold to a depth of 150 metres in the East zone.

No exploration was conducted during 1981 to 1994. A series of corporate takeovers and reorganizations in January 1994 resulted in the ownership of the property divided amongst Falconbridge (60%), Norcen Energy (20%), and Teck Corporation (20%). ABML acquired an 80% interest in the property in early 1994 with Teck Corporation retaining the remaining 20%. ABML completed a review and evaluation of the exploration completed by previous owners. ABML estimated a possible resource at a 0.20% copper cut-off of 136 million tonnes averaging 0.38% copper and 0.25 g/t gold/t. Within the larger resource, an estimated higher grade core containing 37 million tonnes averaging 0.67% copper and 0.45 g/t gold was defined. ABML recommended 15,000 metres of diamond drilling to upgrade and expand the higher grade core zones and explore the remainder of the property.

During the 1994 field season, ABML completed mineral claim staking, land surveying, line cutting, soil geochemistry, geophysics (including magnetics, VLF EM and induced polarization), camp and core logging facility construction, HQ and NQ diamond drilling totaling 21,417 metres in 58 holes, core sample assaying, acid base accounting studies, base-line environmental studies, a mineral resource estimate, petrographic and metallurgical studies, and documentation. The programs were completed between June and November 1994 at a cost of $4.2 million.

Drilling completed in 1994 extended the lateral dimensions for mineralization in a north-south direction and extended the known copper-gold mineralization over vertical distances of up to 400 metres. Geochemical and geophysical surveys extended the mineralization to the west to include the 600 by 600 metre Far West zone and the 700 by 400 metre Gully zone.

Based on the additional 1994 drill data the measured and indicated resource was estimated at 181 million tonnes averaging 0.4% copper and 0.31 g/t gold at a 0.2% copper cut-off. Terms of proven, probable, and possible were used that under 43-101 Guidelines would conform to Measured, Indicated, and Inferred. An additional 139 million tonnes averaging 0.35% copper and 0.28 g/t gold at the 0.2% copper cut-off was classed as inferred. This resource, estimated by ordinary kriging of 30 x 30 x 15 metre blocks, was compiled and estimated within a 1,300 x 200 metre area to depths of between 1,050 to 1,530 metres above sea level.

The 1995 exploration program (112 holes totaling 36,770 metres) successfully increased the geological resources of the Red Chris deposit across the width of the Red stock and over a 400 metre strike length west of the known mineralization. Significant near-surface copper-gold mineralization was also discovered at the Gully and Far West zones. As of November 1995 the property had been tested by a total of 244 diamond and 44 percussion drill holes, or 74,782 metres of drilling.

In 2003 bcMetals conducted an infill drilling program totaling 16,591metres in 49 drill holes. This resulted in updated measured, indicated, and inferred resourced calculations early in 2004.

The infill drill program completed in 2004 consisted of a total of 6,927 metres in 25 diamond drill holes. Of these holes 10 targeted the Main zone, 4 targeted the saddle zone between the Main and East zones, 6 tested the East zone and 5 condemnation holes were drilled to the north east of the East zone. This resulted in a reinterpretation of the geologic model upon which the resource estimation was based. As a result, the mineralized unit was re-modeled as a single unit, whereas prior to 2004, the Main zone and East zone had been separated, with inner and outer mineralized shells.

In 2004 a feasibility study was completed by AMEC. This study is summarized in the 2004 Red Chris Report filed on SEDAR by bcMetals, and herein incorporated by reference.

Exploration in 2006 consisted of 14 drill holes for a total length of 4,679 metres. This consisted of 7 holes in the Gully zone and 2 geotechnical holes 300 metres to 600 metres northeast of the pit limit, in the vicinity of the then-proposed mill site. In addition 5 holes were drilled within the East and Main zones for due diligence and verification purposes under the terms of a joint venture agreement between bcMetals and the Global International Jiangxi Copper Company Ltd, which had recently been announced for the development of Red Chris.

In mid 2006 the Company launched a takeover bid for bcMetals Corporation, owner of the Red Chris project located in northern British Columbia. In April 2007 the Company completed the takeover of bcMetals at a cost of $68.6 million. The acquisition of bcMetals was funded from cash on hand and a $40.0 million short term loan facility.

Upon acquisition of the Red Chris project, Imperial made plans for a deep drilling program in the summer of 2007 beneath the Main and East zones.

**Geological Setting**

Regional Geology

*This geology summary is modified from the 2004 Red Chris Report.*

The property is situated regionally within the Stikinia Terrane of northern British Columbia. This terrane is dominated by Early Mesozoic and lesser Late Paleozoic island-arc volcanic strata and related subvolcanic intrusions that form a broad northwesterly trending belt along the centre of the province from southern British Columbia into southwestern Yukon Territory, often referred to as the 'Intermontane Belt'. Stikinia terrane arc rocks have been regionally subdivided into Late Paleozoic Stikine, Late Triassic Stuhini, and Early to Middle Jurassic Hazelton Groups. The Late Triassic Stuhini Group rocks are dominated by submarine calc-alkaline basaltic volcanic rocks which are commonly augite-phyric versus those of the Hazelton Group which are dominated by subaerial volcanics that display a broad range in composition from basalt to rhyolite.

The Stikinia terrane probably developed as primarily Late Triassic and Early and Middle Jurassic oceanic island-arcs outboard of the ancient North American continental margin. Island arcs evolved along the western margin of the intervening, Late Paleozoic ocean basin in response to westerly subduction. Early Middle Jurassic arc-continent collision, related to docking of the Stikinia arc with the ancient margin, resulted in southwesterly tectonic emplacement of oceanic Cache Creek terrane rocks above the Stikinia terrane. The uplifted oceanic crust shed clastic flysch sediments southwardly into the newly developed continental margin to form the Bowser Lake Group.

A suite of earliest Early Jurassic to Late Triassic (195 to 205 Ma) stocks and dykes occur throughout the region. These intrusions are compositionally variable, ranging from hornblende quartz diorite to quartz monzodiorite, and are characteristically medium-grained, equigranular to porphyritic and weather a buff-white to light grey colour. The largest intrusion of this suite is the Late Triassic Red stock which hosts the Red Chris deposit. It intrudes Late Triassic massive volcanic wackes, siltstone and possibly augite-porphyritic basalt within the Red Chris property.

Major regional faulting has affected the local stratigraphy during Middle Cretaceous and Tertiary tectonism. The east-northeasterly trending Ealue Lake Fault is the most prominent structural feature in the vicinity of the subject property. Although not exposed, it has been projected along the Coyote Creek-Ealue Lake Valley. Its presence is evident by contrasting lithologies and styles of alteration on either side. Zones of intense carbonatization with localized areas of ankerite flooding are widespread in rocks only south of the fault. Also, its continuity to the east has been determined for an additional 30 kilometres where it has been designated the McEwan Creek Fault with a south side-down movement sense. There are also similarly-oriented faults along the northern contact of the Bowser

Lake Group; one of which is the southside-down normal bounding fault between the Bowser Lake Group rocks and the Red stock near the centre of the property.

Property Geology

*This geology summary is modified from the 2004 Red Chris Report.*

The property covers the eastern portion of a large east-northeasterly trending, stratigraphically-distinct, fault bounded upland called the Todagin Plateau. The lithologic units on the property have been described chronologically from oldest to youngest.

a) Middle to Upper Triassic Volcanic and Sedimentary Rocks (muTva and muTvs)

Geological mapping (1994 and 1995) identified an intercalated sequence of augite-phyric volcanic and volcanically-derived sedimentary rocks cropping out between the northeastern slopes of Todagin Mountain and Ealue Lake, underlying most of the northern portion of the property.

Alkaline volcanic rocks, informally called the Dynamite Hill volcanics, crop out immediately north and northwest of the Red stock, along the East Gully to Bowers Creek drainages north to Ealue Lake. They also reportedly occur on the southeastern side of the Red stock in fault contact with the Middle Jurassic Bowser Lake Group sedimentary rocks. These rocks also occur at the Far West zone where they host a portion of the mineralization and occur in intrusive contact with the Red stock.

b) Late Triassic Plutonic Rocks

Several stocks and dykes of hornblende-plagioclase porphyritic quartz monzodiorite composition have been mapped within the Todagin Plateau area. These intrusions occur in close proximity to the Red stock and are very similar to it in geometry and texture. They are described as intrusive rocks that weather buff-white to light grey, and have distinctive medium- to coarse-grained hornblende and plagioclase phenocrysts randomly oriented in an aphanitic grey groundmass.

Four zircon fractions from drill core of the Red stock (ie. DDH 94-224) were reported to have been Pb-U dated as 203.8 ±1.3 Ma, or of Late Triassic age. This date correlates well with three dates from various other plutons throughout the Tatogga Lake map area that ranged from 199 to 205 Ma. All samples also show an Early Paleozoic inheritance at 500 Ma.

The Red stock is elongate, irregular in shape, and occupies a major east-northeasterly en echelon fault structure. It is at least 4.5 kilometres long by 300 to 1,500 metres wide, but it may also extend well beyond its exposed boundaries as a buried pluton beneath the partially eroded older volcanic and sedimentary cover. Various plutons both east and west of the main stock were identified but except for variation of pyrite and hornblende contents, they were apparently identical and are probably apophyses of a larger intrusion.

Two compositionally-similar phases of plutonic rocks comprise the stock and these rocks are cut by several post-mineral dykes of dioritic to monzonitic composition. The Main Phase unit is a medium-grained, weakly to intensely-altered plagioclase-hornblende porphyritic monzodiorite that hosts most of the known copper-gold mineralization and constitutes approximately 70-80% of the stock. The Late Phase unit is now thought to comprise both unaltered and barren Main Phase and post-mineral dykes with indistinct flow banded and chilled margins; all of which are remarkably similar in composition and texture to very weakly altered Main Phase rocks. However, the Late Phase unit appears to be fresher looking and less altered than the Main Phase unit, usually barren of copper-gold mineralization, and represents approximately 20-28% of the stock. Thus, the balance of evidence suggests that the past use of the term Late Phase is a misnomer, given that there are no chilled margins between the two phases, and the identification of two separate intrusive units can not be logically deduced by changes in alteration and mineralization intensity. Contrarily, changes in mineralization and alteration can easily be explained by variations in (or concentrations of) hydrothermal pathways in the stock, likely due to pre-mineral structural weaknesses or fabrics. For the 2007 drilling, the term Late Phase was abandoned in the logging scheme. The late-stage, post-mineral dykes are commonly porphyritic, range in composition from dioritic to monzonitic, are usually less than 1 to 5 metres wide; although they may attain widths of up to fifty (50) metres in the western end of the Red Chris deposit area. These dykes comprise the remaining volume of the Red stock.

Intrusive breccia occurs throughout the Red stock; especially along the northeastern and western margins of the Red Chris deposit and within the Gully and Far West zones. Breccia bodies may range locally in width from a few metres to 100 metres or more. Their contacts are relatively distinct; marked by a rapid increase or decrease of sub-angular to angular fragments of plutonic rock. These fragments can vary from less than a centimetre to several metres in diameter.

The Red stock and older country rocks are cut by several varieties of late-stage, post-mineral dykes; identified by their texture, mineralogy and appearance. There are three main varieties, from oldest to youngest: Porphyritic Feldspar-Hornblende-Biotite Dykes (DPFH), Quartz-Carbonate Amygdaloidal Dykes (DQCA), and Mafic Dykes (DMAF).

c) Lower to Middle Jurassic Volcanic Rocks (Units lJrv and lJv)

Lower to Middle Jurassic trachytic to rhyolitic flows have been mapped at the western end of the Red stock along the Bower Creek drainage.

d). Middle Jurassic Ashman Formation (basal Bowser Lake Group; mJA)

Marine clastic sedimentary rocks of the Ashman Formation, a basal unit of the Middle Jurassic Bowser Lake Group, underlie the southern property boundary, along the ridgeline between the Red stock and Kluea Lake. The Ashman Formation is comprised of siltstone, chert-pebble conglomerate and sandstone. Bowser Lake Group rocks young progressively to the south; indicating that deposition was from the north into the tectonically-active northern margin of the Bowser Basin.

Massive to well-bedded chert-pebble conglomerates occur in fault contact with the southern margin of the Red stock. Repetitively-bedded laminae, varying from 5 to 15 centimetres thick, are defined by an up-section reduction in both size and abundance of chert clasts. Local massive conglomerates contain 40-60% sandstone clasts and/or matrix sandstone. Both laminated and massive conglomerates have sub-rounded, 0.5 to 3 centimetres diameter, light to dark grey or green chert pebbles in a tan brown to grey sandstone matrix.

e) Maitland Volcanics

Near the headwaters of the East and West Gully drainages there are small outcrops of columnar olivine-phyric basalt flows. These rocks represent the youngest rocks in the region, probably of Early Pliocene age.

**Exploration**

The 2007 exploration program at Red Chris began in June, with the drilling commencing on June 10. The 25-person camp is complete with a fully functional kitchen, dry, flush toilets, washer/dryer, hot water, office, maintenance sheds, and individual 4-person cabins. There is also a dedicated first aid shack, compliant with all Health and Safety requirements. Camp water was sourced from a creek approximately 800 metres south of camp. The drillers also used this location for their drill water, so the camp water was tied off from their hose line.

All personnel and most supplies were lifted into camp with an A-Star helicopter supplied by PWH, while the drills were disassembled and lifted with a VIH Sikorsky. The drills utilized were two Boyles 56's, mounted on skids, with automatic transmissions and 30 foot towers. Under optimal conditions, the rig could be moved in three or four loads, notwithstanding the drill rods and other accessories. Atlas Drilling, based in Kamloops, was contracted for the drilling. There were 8 drilling personnel on-site supplied by Atlas, in addition to occasional short term visits from a drilling foreman or mechanic. The initial drill pads were constructed by hand using picks and shovels to level the ground. Then cut timbers and planks were laid down to form a level deck for the drill rig. The final drill pad for holes 07-339 and 07-340 was leveled with a Komatsu mini-excavator, with an existing drill pad being airlifted into place by the Sikorsky. The Komatsu was used to build roads to the drill pads once the ground was dry enough, though the high clay and organic content of the soil made for undesirable road-building material. Most of the core was transported to the core shack via helicopter in the end.

The initial goal of the drilling program was to drill three 1,000 metre holes from a single setup in the Main zone, and the same for the East zone, for a total of 6,000 metres. Historically, the Main zone had only been drilled to a maximum 400 metre depth, despite indications for good ore at depth. Similarly, the East zone had been drilled to 700 metre depth, though the majority of past drilling had only penetrated to 450 metre depth. The East zone in particular had extremely good evidence that high-grade material existed at depth, as indicated in hole 06-324 which bottomed in 173 metre of 0.88% copper and 1.32 g/t gold at 701metres down hole depth.

Down hole surveys were periodically done on the drill holes to measure their deviation. This was facilitated during bit changes and hole shutdowns by using a Reflex EZ-Trac down hole probe. Measurements were taken every 9.14m (three rods), with the probe suspended by aluminum running gear 7m beyond the drill bit. The EZ-Trac is manufactured such that a handheld computer is synchronized to the probe, and measurements can quickly be obtained during the pulling of rods. Magnetic interference of the EZ-Trac is negligible at Red Chris due to the low amount of magnetite. Data recorded at each survey station included azimuth, dip, temperature, and magnetic field strength. Down hole survey data is included on the cover pages of the drill logs, appended to the report. Drill hole collars were surveyed with a handheld GPS, with accuracy usually down to 3 metres.

Other exploration conducted at Red Chris included preliminary field mapping and ground based proton magnetometer surveying. Since this was the first time most of the Imperial geologists had been at Red Chris, much time was spent gaining a familiarity with the geography of the land, and searching for limited outcrop exposure. Traverses were conducted into the gullies adjacent to the Gully and Far West zones, and onto the plateau north of Red Chris.

The drilling concluded on August 26 and the drills were demobilized out of Red Chris on August 29. The camp was winterized and shutdown in September, with the final field crews departing on September 23.

Six holes were completed at Red Chris in 2007 for a total 4,835 metres. Holes 07-335, 338, 339, and 340 were drilled in the East zone, while 07-336 and 337 were drilled in the Main zone. (ref: Aug 14/07; Oct 16/07; Dec 10/07 News Releases, herein incorporated by reference)

Mineralization and Alteration

The alteration of the Red Stock is more akin to the calc-alkalic series of British Columbian porphyries, with characteristic potassic, argillic, phyllic, and propylitic alteration. However, other defining features suggest a more alkalic affinity, including the alkalic host rock with low modal quartz (monzodiorite), and associated metals (copper, gold, and minor silver). The distribution of ore is moderately consistent, with the notable exception of the high-grade core of the East zone.

Pyrite, chalcopyrite and lesser bornite are the principal sulphide minerals of the Red Chris deposit. Minor covellite occurs as inclusions in pyrite, and molybdenite, sphalerite and galena occur locally in trace amounts. Gold, second in economic importance to copper, occurs as electrum spatially- and genetically-associated with the copper mineralization. Silver values are geochemically low but still of economic importance.

**Drilling**

Once drill core was received into the core shack, the core was washed and logged geotechnically (RQD) and geologically. Then the core when separated into 2.5 metre sample intervals. Geology data was recorded into Lagger (by Northface Software), a database program designed for exploration drilling. The graphic logs appended to the end of this report were printed directly from Lagger. Sample tags were placed at each sample contact. Standards, duplicates, and blanks were randomly inserted within every 17 consecutive core samples. The unsplit core was then photographed and transferred to the splitting area. Core was split using two hydraulic splitters. Split core was placed into clear poly-ore bags with the sample tag and zap-strapped. The other half-core was left in the core box, with the sample tag stub stapled to the start of the appropriate sample interval. Archived core is stored on-site in wooden racks. The upper 300 metres of holes 07-335, 336, 337, and 338 were drilled in HQ to allow for metallurgical testing of sufficient quantities. The remaining half-core in the boxes was quartered, with a quarter placed in secure steel 45 gallon drums for transport offsite. NQ material was not used for metallurgical testing.

Sample bags were placed into white plastic rice bags, labeled, and zap-strapped with numbered ties. The rice bags of samples were flown out in canvas mega-bags via helicopter to the staging area at Tatogga Lake Resort. The samples were placed in a locked container at Tatogga, and shipped approximately once a week via Canadian Freightways to the Acme Analytical prep lab in Smithers where samples were crushed, split and pulverized to a 150 mesh. The pulps were then trucked to the main Acme Analytical lab in Vancouver and assayed. Gold was analyzed via fire assay fusion by ICP-ES on a 30g sample. Copper and iron were analyzed by ICP-ES with an aqua regia digestion. Pulps were also analyzed via ICP-MS with an aqua regia digestion for a 36-element suite, including silver.

The recovery experienced by Imperial at Red Chris is close to 100% and the sample quality is considered to be excellent. The sampling is not expected to result in any biases and will be representative of the areas drilled. The deep drilling has indicated that the mineralization at the Main zone and East zone extends to at least 1,000 metre depth and additional drilling will be required to determine the lateral extent and further depth extent of these zones.

**Mineral Resource and Mineral Reserve Estimates**

The mineral resource and mineral reserve estimate provided in the 2004 Red Chris Report which summarized the finding of the AMEC feasibility study included a resource and reserve estimate. The estimates were completed by bcMetals before the takeover by Imperial in 2007. It should be noted that one of the assumptions in the report is the availability of grid power along Highway 37 to within 20 kilometres of the site.

| Red Chris Resource - All Zones - all blocks classed Measured plus Indicated or Inferred | | | | | | |
|---|---|---|---|---|---|---|
| All Blocks Classed Measured plus Indicated | | | | All Blocks Classed Inferred | | |
| Cutoff | Tonnes > Cutoff | Grade>Cutoff | | Tonnes > Cutoff | Grade>Cutoff | |
| (Cu %) | (tonnes) | Cu (%) | Au (g/t) | (tonnes) | Cu (%) | Au (g/t) |
| 0.15 | 588,600,000 | 0.32 | 0.26 | 360,200,000 | 0.27 | 0.24 |
| 0.20 | 446,100,000 | 0.36 | 0.29 | 268,700,000 | 0.30 | 0.27 |
| 0.25 | 325,100,000 | 0.41 | 0.33 | 193,400,000 | 0.34 | 0.29 |
| 0.30 | 238,300,000 | 0.46 | 0.37 | 126,100,000 | 0.37 | 0.31 |
| 0.35 | 168,700,000 | 0.52 | 0.42 | 67,100,000 | 0.41 | 0.33 |
| 0.40 | 119,400,000 | 0.58 | 0.47 | 27,500,000 | 0.46 | 0.32 |
| 0.45 | 85,000,000 | 0.64 | 0.52 | 10,300,000 | 0.52 | 0.31 |
| 0.50 | 62,400,000 | 0.70 | 0.59 | 5,100,000 | 0.57 | 0.34 |

Based on the global resource shown above, the following reserves were calculated in 2004.

| Red Chris Reserve | | | | | | |
|---|---|---|---|---|---|---|
| | | | | Recoverable | | |
| | Tonnes | Cu% | Au g/t | Cu | Au | CuEq |
| Proven | 93,475,785 | 0.423 | 0.327 | 0.374 | 0.185 | 0.482 |
| Probable | 182,524,215 | 0.300 | 0.226 | 0.261 | 0.100 | 0.320 |
| Total | 276,000,000 | 0.349 | 0.266 | 0.299 | 0.129 | 0.374 |

The ore reserves and resources were calculated and verified by Gary Giroux, P.Geo, designated at the time as the Qualified Person as defined by National Instrument 43-101.

**Exploration and Development**

In 2007 six diamond drill holes were completed on the Red Chris property, totaling 4,835 metres. The drilling indicates high-grade mineralization in the East zone extends 300 metres below its previously known extent. In addition, the high-grade zone appears to thicken at depth, approaching 200 metre width. Drill hole 07-335 in the East zone intersected 1024.1 metres grading 1.01% copper and 1.26g/t gold. In the Main zone, copper-gold mineralization was confirmed to extend at least 1 kilometre below surface, with 07-336 returning 996.4 metres grading 0.40% copper and 0.38g/t gold. All holes except 07-340 ended in mineralization, indicating that the new drilling has not yet defined the fullest extent of the mineralized system. Future drilling campaigns should focus on delineation of the East zone at depth, where a significant volume of high-grade mineralization may be amenable to bulk underground mining.

## OTHER PROPERTIES

Imperial has interests in various other early stage exploration properties located in Canada and continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

## DIVIDENDS

The Company has not, since the date of incorporation, declared or paid any dividends on the common shares and does not currently intend to pay dividends. Earnings will be retained to finance operations.

## CAPITAL STRUCTURE

The Company has unlimited number of common shares without par value.

The Company also has 50,000,000 First Preferred shares without par value with special rights and restrictions, and 50,000,000 Second Preferred shares without par value with right and restrictions both to be determined by the directors. No preferred shares have been issued.

## MARKET FOR SECURITIES

Imperial's common shares are listed on The Toronto Stock Exchange and trade under symbol III. The following table provides the high, low, close price, and the volume of shares traded on a monthly basis in 2007.

| 2007 | High | Low | Close | Volume Traded |
|---|---|---|---|---|
| January | $11.84 | $10.40 | $10.83 | 485,344 |
| February | 10.91 | 9.95 | 10.64 | 324,334 |
| March | 10.80 | 9.92 | 10.25 | 426,494 |
| April | 12.85 | 10.26 | 12.24 | 1,139,022 |
| May | 14.00 | 12.20 | 13.95 | 1,231,630 |
| June | 14.80 | 12.20 | 13.97 | 872,768 |
| July | 19.37 | 14.00 | 18.50 | 1,306,364 |
| August | 18.46 | 12.10 | 14.41 | 1,058,695 |
| September | 16.50 | 13.11 | 14.76 | 497,362 |
| October | 17.65 | 14.01 | 17.26 | 1,173,016 |
| November | 17.36 | 13.14 | 13.25 | 837,613 |
| December | 13.16 | 9.56 | 11.31 | 658,061 |

## DIRECTORS AND OFFICERS

**Name, Occupation and Security Holding**

| Name, Province and Country of Residence | Current Position with Imperial | Present Principal Occupation / Employment for Previous Five Years | Director Since |
|---|---|---|---|
| Pierre Lebel British Columbia Canada | Director & Chairman | Chairman of Imperial | Dec 6, 2001 |
| J. Brian Kynoch British Columbia Canada | Director & President | President of Imperial | Mar 7, 2002 |
| Larry G. Moeller Alberta Canada | Director | President of Kimball Capital Corporation | Mar 7, 2002 |
| Ed Yurkowski Alberta Canada | Director | President of Procon Mining and Tunnelling Ltd. | May 20, 2005 |
| Andre Deepwell British Columbia Canada | Chief Financial Officer & Corporate Secretary | Chief Financial Officer & Corporate Secretary of Imperial | n/a |
| Don Parsons British Columbia Canada | Vice President, Operations | Imperial Vice President, Operations – 2005 to present. Prior thereto President and General Manager of Tercon Enterprises, Fort McMurray operations. | n/a |
| Patrick McAndless British Columbia Canada | Vice President, Exploration | Vice President, Exploration of Imperial | n/a |
| Kelly Findlay British Columbia Canada | Treasurer | Treasurer of Imperial | n/a |

Each director's term of office expires at the next annual general meeting of the Company, scheduled for Monday, May 12, 2008 or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of Imperial.

**Shareholdings of Directors and Senior Officers**

On March 20, 2008 the Company had 32,689,244 common shares issued and outstanding. The directors and senior officers, as a group, beneficially owned directly or indirectly, 1,542,734 common shares of the Company representing approximately 4.72% of the outstanding common shares of Imperial.

**Committee's of the Board of Directors**

The Board of Directors has established three board committees; audit, compensation, and corporate governance and nominating.

Audit Committee

The audit Committee has been structured to comply with Multilateral Instrument 52-110.

Audit Committee Charter

The audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. (ref: Audit Committee Charter page 53 of this AIF)

Audit Committee Composition and Background

The Audit Committee is comprised of Larry Moeller (Chairman), Ed Yurkowski and Pierre Lebel. All three members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can be reasonably be expected to be raised by the Company's financial statements. In addition to each member's general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee, are set forth below:

Larry G. Moeller, B. Comm., C.A. - also serves as a Member of the Corporate Governance and Nominating Committee and Compensation Committee. Mr. Moeller is President of Kimball Capital Corporation, Vice President Finance of Edco Financial Holdings Ltd., and Director of Ceramic Protection Corporation, Magellan Aerospace Corporation, Crocotta Energy Inc., Jovian Capital Corporation, Sunwest Aviation Ltd., and Resorts of the Canadian Rockies Inc.

Pierre Lebel, LL.B., M.B.A. - also serves as Imperial's Chairman of the Board; and Chairman of the Corporate Governance and Nominating Committee and of the Compensation Committee. Mr. Lebel is Chairman and Director of Jinshan Gold Mines Inc., and the Mining Association of British Columbia; Chairman and Trustee of Home Equity Income Trust; and Director of SouthGobi Energy Resources Ltd. and Zedi Inc.

Ed Yurkowski, P.Eng. – also serves as a Member of the Compensation Committee. Mr. Yurkowski is President of Procon Mining and Tunnelling Ltd, a Vancouver based full service mining contractor with operations in North America and other continents.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors. The Audit Committee has delegated to the Chair of the Committee the authority to act on behalf of the Committee with respect to the pre-approval of the audit and permitted non-audit services provided by Deloitte & Touche LLP from time to time. The Chair reports on any such pre-approval at each meeting of the Committee.

External Auditor Service Fees
Aggregate fees payable to Deloitte & Touche LLP for the past three years are as follows:

| Year Ended | 2007 | 2006 | 2005 |
|---|---|---|---|
| Audit fees [1] | $138,000 | $110,000 | $97,500 |
| Audit related fees [2] | 6,720 | 7,750 | 7,200 |
| Total | $144,720 | $117,750 | $104,700 |

[1] For professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings or engagements.
[2] For assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under "Audit Fees" above.

Complaint Procedures
In 2004, the Company implemented a policy detailing procedures for:

- the receipt, retention and treatment of complaints or submissions regarding accounting, internal accounting controls or auditing matters.
- confidential and anonymous submitting concerns from employees of the Company or any of its subsidiaries about questionable accounting or auditing matters.

Imperial's procedures for filing complaints on accounting and auditing matters are available on the Corporate Governance page of the Company's website (www.imperialmetals.com).

Compensation Committee
The Compensation Committee is comprised of Pierre Lebel (Chairman), Larry Moeller and Ed Yurkowski. The primary objective of the committee is to discharge the Board's responsibilities relating to compensation and benefits of the executive officers and directors of the Company. The Compensation Committee Charter is contained within the Management's Information Circular (herein incorporated by reference).

Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee is comprised of Pierre Lebel (Chairman), Brian Kynoch and Larry Moeller. The primary objective of the committee is to assist the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become board, and board committee members, and recommending the Board select director nominees for appointment or election to the Board, and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices. The Corporate Governance and Nominating Committee Charter is contained within the Management's Information Circular (herein incorporated by reference).

**Corporate Cease Trade Orders or Bankruptcies**

All the officers and directors of the Company, with the exception of Ed Yurkowski and Don Parsons, were officers and directors of IEI Energy Inc. when it voluntarily reorganized its debt and equity under a plan pursuant to the *Company Act* (British Columbia) and the *Companies' Creditors Arrangement Act* (Canada) in 2002. The reorganization plan was approved by creditors and shareholders of IEI Energy Inc. on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002 and implemented in April 2002. Detailed information can be obtained in IEI Energy Inc.'s 2002 Information Circular and Proxy Statement filed March 8, 2002 with SEDAR.

**Conflicts of Interest and Interest of Management and Others in Material Transactions**

Certain of the Company's directors and officers also serve as directors or officers of other companies or have significant shareholdings in other companies, as a result of which they may find themselves in a position where their duty to another company conflicts with their duty to the Company. To the extent that such other companies may participate in ventures in which the Company may participate, the directors or officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises, at a meeting of the Board, a director who has such a conflict will disclose the nature and extent of his interest to the meeting and abstain from voting in respect of the matter.

Detailed information is provided in the 2007 Annual Report (herein incorporated by reference) containing the Management's Discussion and Analysis (ref: Related Party Transactions section), and the Consolidated Financial Statements for the year ended December 31, 2007 (ref: Note 16).

**TRANSFER AGENTS AND REGISTRARS**

Computershare Investor Services Inc. acts as the Company's transfer agent and registrar.

| | |
|---|---|
| Vancouver Office: | 510 Burrard Street, 3rd Floor, Vancouver, BC V6C 3B9 |
| Toronto Office: | 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1 |

**MATERIAL CONTRACTS**

The material contracts entered into by the Company during the year ended December 31, 2007, and contracts that were entered into before that date, other than contracts entered into in the ordinary course of business, are provided below. No disclosure is made regarding any contract that was entered into prior to January 1, 2002.

**Support Agreement** - dated January 8, 2007 between Imperial and bcMetals Corporation wherein the Company advanced bcMetals $2 million in unsecured advances bearing interest at bank prime rate, was repaid prior to the June 30, 2007 due date.

**Line of Credit Facility** - In September 2006 the Company obtained a $40.0 million credit facility with Edco Capital Corporation ("Edco"), a company controlled by N. Murray Edwards, a significant shareholder of Imperial, to assist with the acquisition of bcMetals. The facility is subject to conditions usual in commercial lending transactions of this kind. Interest on the outstanding principal amount and interest on overdue interest will compound monthly at the rate of 9% per annum. In February 2007, the Company drew the full $40.0 million to assist with the purchase of bcMetals. A draw fee of 1% was paid on the amount drawn. The facility was scheduled to expire on November 30, 2007 and its continuance is subject to satisfactory periodic reviews and no adverse changes occurring. The amount drawn down was evidenced by a promissory note and secured by a floating charge debenture on the Company's assets and a guarantee from its subsidiary, Mount Polley Mining Corporation. In October, 2007 the due date on the facility was extended to February 29, 2008 and the interest rate increased to 10% effective December 1, 2007. The credit facility was repaid in February 2008 from a new short term revolving credit facility with a syndicate of lenders.

**Convertible Debentures Agreement** - dated March 9, 2005 for $20.0 million of convertible debentures with interest payable at 6% per annum. The following insiders of the Company purchased $9.75 million of the Convertible Debentures: N. Murray Edwards ($9,000,000); Larry Moeller ($650,000); and Brian Kynoch (President of the Company ($100,000)).

## INTERESTS OF EXPERTS

Deloitte & Touche LLP is the independent auditor of the Company within the meaning of the Rules of Professional Conduct of the Institute of the Chartered Accountants of British Columbia.

Greg Gillstrom, P.Eng, Geological Engineer, an employee of Imperial:

a) is a person who has prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during or relating to the Company's most recently completed financial year; and
b) whose profession or business gives authority to the statement, report or valuation made by the person or Company; and
c) who has interest in the common shares of the Company, directly or indirectly, or through stock options that represent less than 1% of the Company's outstanding share capital.

The Company's property technical reports are available on SEDAR (www.sedar.com) and on the Company's website (www.imperialmetals.com).

## ADDITIONAL INFORMATION

Additional information, including details as to directors' and officers' remuneration, principal holders of Imperial shares, options to purchase Imperial shares and certain other matters, is contained in the Company's Management Information Circular for the annual general meeting of shareholders to be held on Monday, May 12, 2008. The Circular will be made available on SEDAR and on the Company's website, concurrent with the delivery of the document to the Company's shareholders.

Additional financial information is provided in the Company's 2007 Annual Report containing the Management's Discussion and Analysis and the Consolidated Financial Statements for the year ended December 31, 2007.

Copies of the above and other disclosure documents may be obtained, when available, on the Company's website www.imperialmetals.com; on the SEDAR website www.sedar.com; or by contacting the Company's investor relations at 604.488.2657.

# SCHEDULE A
# AUDIT COMMITTEE CHARTER

## I. Purpose

The primary objective of the Audit Committee (the "Committee") of Imperial Metals Corporation (the "Company") is to act as a liaison between the Board and the Company's independent auditors (the "Auditors") and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company's compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the auditors and (d) the Company's risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the auditors.

The responsibilities of a member of the Committee are in addition to such member's duties as a member of the Board.

## II. Organization

Members of the committee shall be directors and the Committee membership shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board on the recommendation of the Nominating & Corporate Governance Committee. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes. The chair of the Committee shall have an ordinary vote.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

## III. Meetings

The Committee shall meet as frequently as circumstances require. The Committee shall meet with management, the Company's financial and accounting officer(s) and the auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

The Chair of the Committee shall be an independent chair who is not Chair of the Board. In the absence of the appointed Chair of the Committee at any meeting, the members shall elect a chair from those in attendance at the meeting. The Chair, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting.

The Committee will appoint a Secretary who will keep minutes of all meetings. The Secretary may also be the Chief Financial Officer, the Company's Corporate Secretary or another person who does not need to be a member of the Committee. The Secretary for the Committee can be changed by simple notice from the Chair.

The Chair shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee as well as the other directors in advance of the meeting.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Company's accounting and financial officer(s) and the auditors shall attend any meeting when requested to do so by the Chair of the Committee.

## IV. Authority and Responsibilities

The Board, after consideration of the recommendation of the Committee, shall nominate the auditors for appointment by the shareholders of the Company in accordance with applicable law. The Auditors report directly to the Audit Committee. The Auditors are ultimately accountable to the Committee and the Board as representatives of the shareholders.

The Committee shall have the following responsibilities:

(a) Auditors

1. Recommend to the Board the independent Auditors to be nominated for appointment as Auditors of the Company at the Company's annual meeting and the remuneration to be paid to the Auditors for services performed during the preceding year; approve all auditing services to be provided by the Auditors; be responsible for the oversight of the work of the Auditors, including the resolution of disagreements between management and the Auditors regarding financial reporting; and recommend to the Board and the shareholders the termination of the appointment of the Auditors, if and when advisable.
2. When there is to be a change of the Auditor, review all issues related to the change, including any notices required under applicable securities law, stock exchange or other regulatory requirements, and the planned steps for an orderly transition.
3. Review the Auditor's audit plan and discuss the Auditor's scope, staffing, materiality, and general audit approach.
4. Review on an annual basis the performance of the Auditors, including the lead audit partner.
5. Take reasonable steps to confirm the independence of the Auditors, which include:
   (a) Ensuring receipt from the Auditors of a formal written statement in accordance with applicable regulatory requirements delineating all relationships between the Auditors and the Company;
   (b) Considering and discussing with the Auditors any disclosed relationships or services, including audit services, that may impact the objectivity and independence of the Auditors;
   (c) Approving in advance any non-audit related services provided by the Auditor to the Company, and the fees for such services, with a view to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the Auditors; and
   (d) As necessary, taking or recommending that the Board take appropriate action to oversee the independence of the Auditors.
6. Review and approve any disclosures required to be included in periodic reports under applicable securities law, stock exchange and other regulatory requirements with respect to non-audit services.
7. Confirm with the Auditors and receive written confirmation at least once per year as to (i) the Auditor's internal processes and quality control procedures; and (ii) disclosure of any material issues raised by the most recent internal quality control review.
8. Consider the tenure of the lead audit partner on the engagement in light of applicable securities law, stock exchange or applicable regulatory requirements.
9. Review all reports required to be submitted by the Auditors to the Committee under applicable securities laws, stock exchange or other regulatory requirements.
10. Receive all recommendations and explanations which the Auditors place before the Committee.

(b) Financial Statements and Financial Information

11. Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company's annual audited financial statements, including disclosures made in management's discussion and analysis, prior to filing or distribution of such statements and recommend to the Board, if appropriate, that the Company's Audited financial statements be included in the Company's annual reports distributed and filed under applicable laws and regulatory requirements.
12. Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company's interim financial statements, including management's discussion and analysis, and the Auditor's review of interim financial statements, prior to filing or distribution of such statements.
13. Be satisfied that adequate procedures are in place for the review of the Company's disclosure of financial information and extracted or derived from the Company's financial statements and periodically assess the adequacy of these procedures.
14. Discuss with the Auditor the matters required to be discussed by applicable auditing standards requirements relating to the conduct of the audit including:
    a) the adoption of, or changes to, the Company's significant auditing and accounting principles and practices;
    b) the management letter provided by the Auditor and the Company's response to that letter; and
    c) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, or personnel and any significant disagreements with management.
15. Discuss with management and the Auditors major issues regarding accounting principles used in the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles. Review and discuss analyses prepared by management and/or the Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative approaches under generally accepted accounting principles.
16. Prepare any report under applicable securities law, stock exchange or other regulatory requirements, including any reports required to be included in statutory filings, including in the Company's annual proxy statement.

(c) Ongoing Reviews and Discussions with Management and Others

17. Obtain and review an annual report from management relating to the accounting principles used in the preparation of the Company's financial statements, including those policies for which management is required to exercise discretion or judgments regarding the implementation thereof.
18. Periodically review separately with each of management, the financial and accounting officer(s) and the Auditors; (a) any significant disagreement between management and the Auditors in connection with the preparation of the financial statements, (b) any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management's response to each.
19. Periodically discuss with the Auditors, without management being present, (a) their judgments about the quality and appropriateness of the Company's accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Company's financial statements.
20. Consider and approve, if appropriate, significant changes to the Company's accounting principles and financial disclosure practices as suggested by the Auditors or management and the resulting financial statement impact. Review with the Auditors or management the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.
21. Review and discuss with management, the Auditors and the Company's independent counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company's financial statements, including applicable changes in accounting standards or rules, or compliance with applicable laws and regulations, inquiries received from regulators or government agencies and any pending material litigation.
22. Enquire of the Company's financial and accounting officer(s) and the Auditors on any matters which should be brought to the attention of the Committee concerning accounting, financial and operating practices and controls and accounting practices of the Company.
23. Review the principal control risks to the business of the Company, its subsidiaries and joint ventures; and verify that effective control systems are in place to manage and mitigate these risks.

24. Review and discuss with management any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses. Obtain explanations from management of all significant variances between comparative reporting periods.
25. Review and discuss with management the Company's major risk exposures and the steps management has taken to monitor, control and manage such exposures, including the Company's risk assessment and risk management guidelines and policies.

(d) Risk Management and Internal Controls

26. Ensure that management has designed and implemented effective systems of risk management and internal controls and, at least annually, review the effectiveness of the implementation of such systems.
27. Approve and recommend to the Board for adoption policies and procedures on risk oversight and management to establish an effective system for identifying, assessing, monitoring and managing risk.
28. In consultation with the Auditors and management, review the adequacy of the Company's internal control structure and procedures designed to insure compliance with laws and regulations, and discuss the responsibilities, budget and staffing needs of the Company's financial and accounting group.
29. Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
30. Review the internal control reports prepared by management, including management's assessment of the effectiveness of the Company's internal control structure and procedures for financial reporting.
31. Review the appointment of the chief financial officer and any key financial executives involved in the financial reporting process and recommend to the Board any changes in such appointment.

(f) Other Responsibilities

32. Create an agenda for the ensuing year.
33. Review and approve related-party transactions if required under applicable securities law, stock exchange or other regulatory requirements.
34. Review and approve (a) any change or waiver in the Company's code of ethics applicable to senior financial officers and (b) any disclosures made under applicable securities law, stock exchange or other regulatory requirements regarding such change or waiver.
35. Establish, review and approve policies for the hiring of employees or former employees of the Company's Auditors.
36. Review and reassess the duties and responsibilities set out in this Charter annually and recommend to the Nominating and Corporate Governance Committee and to the Board any changes deemed appropriate by the Committee.
37. Review its own performance annually, seeking input from management and the Board.
38. Perform any other activities consistent with this Charter, the Company's constating documents and governing law, as the Committee or the Board deems necessary or appropriate.

## V. Reporting

The Committee shall report regularly to the Board and shall submit the minutes of all meetings of the Audit Committee to the Board (which minutes shall ordinarily be included in the papers for the next full board meeting after the relevant meeting of the Committee). The Committee shall also report to the Board on the proceedings and deliberations of the Committee at such times and in such manner as the Board may require. The Committee shall review with the full Board any issues that have arisen with respect to quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance or independence of the Auditors or the performance of the Company's financial and accounting group.

### VI. Resources and Access to Information

The Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee.

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. The Committee has direct access to anyone in the organization and may request any officer or employee of the Company or the Company's outside counsel or the Auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee with or without the presence of management. In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee's obligations.

The Committee shall consider the extent of funding necessary for payment of compensation to the Auditors for the purpose of rendering or issuing the annual audit report and recommend such compensation to the Board for approval. The Audit Committee shall determine the funding necessary for payment of compensation to any independent legal, accounting and other consultants retained to advise the Committee.

*April 26, 2004*

RECEIVED

2008 APR 16 P 2:21

FFICE OF INTERNATIONAL
CORPORATE FINANCE

**Form 52-109F1 - Certification of Annual Filings**

I, J. Brian Kynoch, President of Imperial Metals Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Imperial Metals Corporation (the "issuer") for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 31, 2008

"J. Brian Kynoch"

President

**Form 52-109F1 - Certification of Annual Filings**

I, Andre Deepwell, Chief Financial Officer of Imperial Metals Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Imperial Metals Corporation (the "issuer") for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 31, 2008

"Andre Deepwell"

Chief Financial Officer

82-34714

**Form 52-109F1 - Certification of Annual Filings**

I, J. Brian Kynoch, President of Imperial Metals Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Imperial Metals Corporation (the "issuer") for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 31, 2008

"J. Brian Kynoch"

President

82-34714

**Form 52-109F1 - Certification of Annual Filings**

I, Andre Deepwell, Chief Financial Officer of Imperial Metals Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Imperial Metals Corporation (the "issuer") for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 31, 2008

"Andre Deepwell"

Chief Financial Officer

END